Exhibit (99.7)

Ontario

A PLAN FOR
CARE AND OPPORTUNITY

ONTARIO

THE HONOURABLE CHARLES SOUSA
MINISTER OF FINANCE

2018 ONTARIO BUDGET

BUDGET PAPERS

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Ce document est disponible en français sous le titre :

Budget de l’Ontario 2018 – Documents budgétaires

A Plan for Care and Opportunity

Ontario’s economy is performing well. This is largely due to the businesses and entrepreneurs who create jobs and to the women and men who get up each morning to go to the plant, or the office, or another place of work to make Ontario a more prosperous province.

At the same time, the government has made strategic investments to support growth. Enhanced education, skills and training, new infrastructure, a competitive business environment and support for startups and small businesses are helping create good jobs.

On the surface, the numbers tell a positive story:

➤	Our economy has outperformed those of all G7 nations since 2014;

➤	Our unemployment rate, at 5.5 per cent, is the lowest it has been in almost 20 years; and

➤	Last year alone, 500 net new jobs were created, on average, each day in Ontario, and they were mostly full-time.

However, there are two challenges in particular that require focus. First, overall economic growth could ideally be higher. Real gross domestic product growth of approximately two per cent annually is good, but not good enough. We should seek to do better. Second, we must ensure that the benefits of growth are more widely shared. A growing economy that is enjoyed too narrowly is vulnerable. We need to work harder to ensure everyone shares in the prosperity.

Many families are increasingly struggling with the costs and availability of high-quality, affordable child care. There is the cost of elder care assistance and long-term care as our parents age. As well, many families without extended health benefits experience stress from the costs of prescription drugs and dental care. And there are many families with loved ones struggling with mental illness.

Taken together, these costs of care can overwhelm families financially and emotionally. Often, it is particularly stressful for women and mothers who carry the burden disproportionately.

There are also new challenges facing our economy, such as an aging population, trade uncertainty with the United States, rising interest rates and increased household debt. And there is the rapid pace of technological change, unlike anything we have seen before.

It is now more important than ever that we face these challenges together.

Foreword	iii

During pre-budget consultations and the online Budget Talks, the message from the people across the province was clear: Manage our government’s finances responsibly, while providing opportunities for our children and security for our seniors. People urged us not to cut programs as that would hurt families or the economy.

A number of our existing policies have been aimed at helping meet this challenge. In particular, we have worked hard to extend the circle of opportunity in Ontario.

Education is a key example. A newly transformed OSAP is providing greater opportunities for young people to attend college and university. In the current school year, over 225,000 students are receiving free tuition and approximately another 175,000 are receiving more generous grants and loans from OSAP to help cover expenses.

We have also championed policies to ease the costs of high-priced prescription medicines. In January 2018, the government undertook the largest expansion of medicare in a generation with the introduction of OHIP+, providing free prescription medicine for young people under the age of 25.

As part of our plan for fair workplaces and better jobs, we increased the minimum wage to $14 per hour on January 1, 2018, ensuring that hundreds of thousands of workers receive a much needed raise. And on January 1, 2019, the minimum wage will increase further to $15 per hour. We also strengthened the rights of part-time workers, ensured all workers receive paid sick days and stepped up enforcement of employment laws.

These policies have had the benefit of supporting both our people and our province’s economic growth. But we know that we must do more.

iv	Foreword

A Plan for Care

Providing supports to help families who care for loved ones helps alleviate the emotional and financial burden, and it allows more people to participate in and grow our economy.

Even more fundamentally, it recognizes the sacrifices families must make, and the value of the care they provide.

We will take appropriate steps to help them, to relieve their burden, to ease stress and to unlock opportunity to keep our economy growing.

In making these investments, the government will be running modest deficits starting in 2018–19 at less than one per cent of GDP. The 2018 Budget projects a path to balance building on the Province’s track record of responsible fiscal management.

Strengthening Ontario Hospitals

Universal health care is one of the greatest expressions of Ontario’s values as a society. It reflects how the people of Ontario choose to care for each other. Hospitals are at the core of that system providing for those, young and old, who have the most urgent or most complex care needs.

But we know that a growing and aging population is adding demands on our hospitals. In peak times and during difficult flu seasons, our emergency rooms can become crowded. Waiting can be frustrating. We need to do more.

That is why we are investing an additional $822 million in 2018–19 in hospitals to improve wait times and increase the number of critical services and procedures such as MRIs, cancer and cardiac surgeries, organ transplants and other life-saving supports. This represents a 4.6 per cent increase in investments in our hospitals next year. The government is adding new medical and surgical beds, and adult critical care beds, as well as support to pediatric and psychiatric hospitals.

And to ensure the people of Ontario have access to modern, high-quality health care, when and where they need it, we are investing $19 billion over the next 10 years in approximately 40 major hospital projects, which are underway in every region of this province.

Foreword	v

More Care for Children

Access to affordable, quality child care is essential for families. Ontario has already committed to helping 100,000 more children up to age four access licensed child care, increasing the capacity for child care in Ontario. Since the 2017 Budget, Ontario has invested over $200 million to support new subsidies for 16,000 more children and over 11,900 new spaces in schools.

In this Budget, the government is going further by implementing free preschool for children aged two-and-a-half until eligible for kindergarten. Beginning in September 2020, free preschool will help reduce costs for families and ease transition to school for children across the province. An average Ontario family with a preschool-aged child could save over $17,000 during the time their child is enrolled in a licensed preschool program.

To help with the costs of infant and toddler care, the Province will provide additional operating funding of more than $160 million over three years, beginning in January 2019. This will help more Ontario families by reducing costs and eliminating fee subsidy waitlists.

To help ensure that all children and families have access to a range of high-quality and affordable child care programs and services, the government has invested a total of $530 million across the province since 2015–16, helping create 1,100 child care rooms and 19,000 child care spaces. Over the next six years, the government will be investing an additional $534 million to build 10,000 more preschool child care spaces in schools and 4,000 in other public spaces in the community.

Making investments in early years makes sense for kids, parents and the economy. It gives our children the best start in life, and helps their parents return to the workforce.

vi	Foreword

Better Care for Seniors

The number of seniors in our province is expected to grow from 2.4 million today to 4.5 million by 2040. Seniors have unique needs and, along with their families, often struggle with added costs related to health care and well-being.

Many seniors would prefer to stay in their homes and live independently. But that comes with added costs to maintain their living spaces and pay for support. Investments in this area can relieve significant costs while reducing stress for seniors.

To help seniors live healthy, independent, active and socially connected lives, we are investing over $1 billion over three years, beginning in 2019–20 in a Seniors’ Healthy Home Program, with the goal of providing up to $750 for every eligible household led by a senior who is 75 years or older, to help offset the costs of maintaining a home. We are also investing $650 million more over three years in home care and community care to increase nursing and therapy visits and caregiver respite hours.

In addition, OHIP+ will be expanded to include free medication for seniors beginning in August 2019. Every person aged 65 and above in Ontario receiving prescription medications through the Ontario Drug Benefit (ODB) program will do so at no cost. We are eliminating the annual deductible and co-payment under the ODB program so no senior has to be out-of-pocket to pay for eligible medicines, or has to choose between care and other life essentials.

Some seniors require long-term care homes because of complex health needs. This is why, in addition to the development of 30,000 long-term care beds over 10 years announced in fall 2017, we are investing $300 million over the next three years in long-term care homes, which includes increased care hours and the hiring of more nurses and personal support workers (PSWs).

Personal support workers provide invaluable care that is otherwise shouldered by families and loved ones who often have additional responsibilities such as children and work. Recognizing this, we are investing $126 million to increase the number of PSWs in underserved communities and provide them with additional training.

Foreword	vii

Improving Mental Health Support Services

As a society, we have come to understand that mental health is essential to good overall health at every stage of life, from childhood to retirement. Unfortunately, we know that mental health challenges affect one in three people in this province, at some point in their lives. This is an area where traditional health care structures have struggled to keep pace. Families often face challenges in filling the gaps. It is an area where we must do more.

In addition to the $3.8 billion per year in ongoing support for mental health and addiction, we are providing $2.1 billion more over the next four years to increase the level of care and access for mental health and addictions services, including publicly funded psychotherapy, supportive housing and increased supports for everyone, with targeted services for Indigenous, racialized and LGBTQI2S communities.

We know that 70 per cent of mental health issues begin in childhood or adolescence, and that early intervention improves outcomes. Accordingly, we will be expanding services for students in every high school across the province. We are also growing counselling, therapy and walk-in clinic services in communities for up to 46,000 young people over the next four years.

Reducing Prescription Drug and Dental Costs

Being able to afford to pay for prescription drugs and dental services is vital to maintaining good health. Yet, one in four people of working age in Ontario does not have access to an extended health plan.

So, starting summer 2019, we will introduce a new Ontario Drug and Dental Program for those without extended health plans. This program would reimburse up to 80 per cent of eligible prescription drug and dental expenses up to an annual maximum of $400 for singles, $600 for couples and $50 for each child in a family. An eligible family of four would receive up to $700 per year towards their drug and dental costs.

viii	Foreword

Strengthening Income Security

Finally, the foundation of independent living is a decent and secure income. We want all members of society to thrive and contribute to the economic well-being of our communities. That is why the government is reforming income security so that everyone has a chance to live healthy, secure lives.

We are simplifying social assistance programs and removing barriers often facing those accessing social assistance. These changes will increase benefits for people accessing social assistance by three per cent a year for each of the next three years, and reduce the burden of complex rules and reporting requirements.

Foreword	ix

Increased Economic Opportunity, Jobs and Growth

A growing economy produces more jobs and extends the reach of opportunity more widely. We are building on past priorities and taking new steps to generate those benefits in the face of existing and coming challenges.

A Strong Education

Access to quality education is the best strategy we can offer to equip our children with greater prospects for a brighter future. We want to ensure all students achieve their full potential.

That effort starts with the places in which our young people learn. Ontario is investing almost $16 billion in capital grants over 10 years for new and improved schools. This year alone, the Province is investing $784 million to build 39 new schools and renovate 40 existing schools. These capital investments are essential to address growing enrolment, renovate older schools and ensure students have access to quality education.

A great education is about more than buildings and classrooms. One in five Ontario students has special needs. To meet this challenge, the government is providing over $250 million in new funding over three years to eliminate waitlists for special education assessments and improve services in schools. Ensuring that students with special needs have timely access to professional assessments helps learners, families and educators better understand individual needs and chart a path to success.

We also need to help our kids through key transitions. Grades 7 and 8 are crucial years for our children to explore pathways to apprenticeship, college, university and the workplace. That is why the government will invest more than $120 million over the next three years, hiring over 450 new guidance counsellors to help students better prepare for the transition to high school.

Building Skills for the Jobs of Tomorrow

A highly skilled workforce is essential to Ontario’s competitive advantage and to its economic growth and prosperity. Providing access to lifelong learning and skills upgrading ensures that all Ontarians have the opportunity to grow, find a good job, achieve their potential and support a healthy economy.

To help more students go to university or college, we are making further improvements to OSAP. Starting in fall 2018, students from middle-income families will find it easier to qualify for OSAP and will receive even more financial assistance.

x	Foreword

We need to ensure that our students have the best spaces and technology to receive the highest quality education. To support this, the Province will provide more than $3 billion in capital grants to postsecondary institutions over the next 10 years, including a new investment of over $500 million starting in 2020–21 to help renew and modernize Ontario’s university and college campuses.

Ontario’s skilled trades also create careers leading to secure jobs and a good quality of life, and contribute to the health and growth of the economy. The government is investing $170 million over three years in the new Ontario Apprenticeship Strategy. This will support transitions into apprenticeship from high school, make the system easier to navigate and make it easier for apprentices to find high-quality jobs upon completion.

To ensure that employers have access to talent, and to help workers upgrade their skills and advance their careers, the government is establishing the Ontario Training Bank. This additional $63 million investment will bring employers, employees and training institutions together to develop skills programs that are tailored to the needs of the local economy.

Building Tomorrow’s Infrastructure

The government is building modern, efficient infrastructure that benefits the economy, while creating jobs and enhancing quality of life. The Province is investing about $230 billion over 14 years starting in 2014–15 for priority projects such as hospitals, schools, transit, bridges and roads, and broadband in rural and remote communities. The next 10 years of investments are expected to support about 140,000 jobs, on average, per year. This will include more than $106 billion for new and upgraded transit and transportation infrastructure to drive economic growth.

Empowering Women

Creating more equitable workplaces is not just about fairness. Such efforts boost our economy by bringing more people into the workforce and building on the strengths of our people. That is why we are tackling the systemic barriers that hinder women’s full workforce participation. Advancing women’s economic empowerment is good for business, good for the economy and good for society.

Our three-year Women’s Economic Empowerment Strategy will increase pay and workforce transparency and invest in initiatives to support women’s access to opportunities and good jobs. It will support female entrepreneurs and promote women’s corporate leadership on boards and in senior management roles. Equally important, it will develop a return-to-work program for women, and continue to encourage sharing of caregiving responsibilities to the benefit of Ontario’s economy and society.

Foreword	xi

Conclusion

The 2018 Ontario Budget reflects the values that we share as people who live and work together in our province.

It puts our strengthened economic positon to work to address our priorities. In particular, it makes the choice to help our people better manage the pressures of everyday life by providing greater care for children, students, seniors and those with health needs, and helping them succeed.

At the same time, it takes important steps to boost growth, create more jobs and expand access to economic opportunity so that our future will be bright.

It is a plan to help everyone get ahead.

It is a plan for care and opportunity.

Original signed by

The Honourable Charles Sousa

Minister of Finance

xii	Foreword

Foreword	iii

Chapter I: A Plan for Care

Introduction	3

Better Health Care for Everyone in Ontario	5

Increasing Funding for Hospitals	5

Young People in Ontario Benefiting from OHIP+	11

Expanding OHIP+ for All Seniors	11

Reducing Prescription Drug and Dental Costs	12

Improving Access to Team-Based Interprofessional Health Care	12

Rowan’s Law: Taking Action on Concussion Prevention and Awareness	14

Expanding Access to Mental Health and Addictions Services	15

Increasing Access to Publicly Funded Psychotherapy	16

Expanding Services for Children in their Communities	16

Increasing Access to Mental Health Services for Students	17

Ontario’s Strategy to Combat the Opioid Crisis	19

Expanding Supportive Housing for Mental Health	20

Supporting Priority Populations	20

Increasing Caregiver and Family Supports	20

Making Child Care More Accessible and Affordable	21

Free Child Care for Preschool-Aged Children across Ontario	21

Increasing Access to Affordable Child Care	23

Investing in Child Care Infrastructure	24

Providing More Before- and After-School Care Programs	25

Supporting Child Care and Early Years Professionals	26

Better Care for Seniors	27

Supporting Seniors in Living Independently	27

Expanding and Improving Home and Community Care for Clients and Caregivers	27

Reducing the Wait Time for Long-Term Care	31

Fairness for All Seniors, Regardless of their Needs	33

Removing Barriers and Providing Better Care	35

Investing in Developmental Services	35

Improving Autism Services	37

Improving Support in School for Children with Special Needs	37

Contents	xiii

Building a Barrier-Free Ontario	38

Strengthening Income Security	39

Implementing Income Security Reform	39

Evaluating a Basic Income	42

Improving Food Security	42

Investing in Affordable Housing	44

Improving the Justice System	45

Continued Transformation of the Criminal Justice System	45

Community Justice Centres	47

Ending Gender-Based Violence	50

Chapter II: Growing the Economy and Creating Good Jobs

Introduction	57

Introducing a Good Jobs and Growth Plan	59

Building Ontario’s Talent Advantage	60

Making Postsecondary Education More Affordable	67

Providing Transparent, Timely and Targeted Financial Assistance to Students	67

Saving Students Money through Open Textbooks	70

Recognizing Indigenous Institutes	70

Investing in Postsecondary Education Infrastructure	71

Enhancing the Commitment to Modernize Postsecondary Institutions	71

Giving Students a Strong Foundation	72

Preparing for Success in High School	72

Refreshing Curriculum and Assessment to Support Student Achievement	73

Enhancing Education in Career/Life Planning	74

Growing the Specialist High Skills Major Program	75

Enhancing Access and Engagement through Digital Learning	76

Focusing on Well-Being, Equity and New Approaches to Learning	77

Investing in Schools	78

Welcoming Immigrants and Attracting International Talent	80

Welcoming Immigrants through the Ontario Immigrant Nominee Program	82

Helping Ontario’s Vulnerable Newcomers Settle and Succeed	82

Improving Business Competitiveness	84

Attracting and Retaining Major Investments in Ontario	86

Supporting Innovation, Startups and Scale-Ups	87

Supporting Regional Economic Development	89

Reducing Ontario’s Electricity Costs for Businesses	92

xiv	Contents

Reducing Red Tape	93

Supporting a Competitive Tax Environment	94

Continuing to Support Small Business	94

Reviewing Government Supports for Beverage Alcohol	95

Accelerating and Diversifying Trade in Ontario	96

Standing Up for Ontario’s Business and Workers	97

Promoting Trade and Economic Opportunities with International Partners	99

Championing Women’s Economic Empowerment	102

Closing the Gender Wage Gap	104

Increasing the Number of Women on Boards	105

Fostering Fair Workplaces	107

Fairness for Workers	107

Strengthening and Modernizing Retirement Security	108

Enhancing the Canada Pension Plan	108

Ontario Pension Funding Reforms	108

Protecting Ontario’s Pension Plan Members	109

Laying the Groundwork for Further Reform	110

Broader Public Sector Pension Reform	111

Workplace Safety and Insurance Board (WSIB) Pension Plan	111

Delivering Electricity Rate Relief through Ontario’s Fair Hydro Plan	112

Additional Relief for Families through Ontario’s Fair Hydro Plan	112

Investing in Ontario’s Low-Carbon Economy	114

Linking to Create the Second Largest Carbon Market in the World	114

Looking Ahead	116

Protecting the Environment for Ontario Families	118

Investing in the Great Lakes	118

Sarnia Health Study	118

Protecting Ontario’s Biodiversity	118

Building Tomorrow’s Infrastructure Today	119

Trillium Trust	120

Investing in Transit and Transportation Infrastructure	120

Improving Mobility and Connectivity across the Province	127

Green Transportation Infrastructure	128

Other Investments in Transportation Infrastructure	129

Moving Forward on Transportation Plans	131

Supporting Community Benefits	132

Investing in Digital Infrastructure	133

Contents	xv

Investing in Cybersecurity	134

Culture and Recreation Infrastructure	135

Investing in Ontario’s Communities	137

A Strong Franco-Ontarian Community Means a Strong Ontario	137

Community Hubs	140

A Better Way Forward: Ontario’s Commitment to Fight Systemic Racism	142

Supporting Ontario’s Public Libraries	143

Social Impact Bond Pilot for At-Risk Individuals	144

Implementing the Fair Housing Plan	145

Measures in the Fair Housing Plan to Improve Fairness for Renters	146

Protecting Consumers and Investors	147

Increasing Rights and Protections when Accessing Credit Reports	147

Championing Financial Empowerment	148

Modernizing the Regulation of Insurance	149

Creating the Financial Services Regulatory Authority of Ontario	149

Establishing the Cooperative Capital Markets Regulatory System	150

Making Auto Insurance More Affordable	151

Regulating Financial Planners	152

Strengthening Protection for Investors in Syndicated Mortgages	153

Modernizing the Legislative Framework for Co-operative Corporations	153

Updating Capital Markets Law	154

Investments in Innovation and Transformative Technologies	155

Bolstering Artificial Intelligence	155

A Made-in-Ontario Data Strategy	157

Competitiveness in FinTech	157

Access to Capital	159

Supporting Regenerative Medicine	160

Supporting Ontario Research	160

Strengthening Intellectual Property in Ontario	162

xvi	Contents

Chapter III: Ontario’s Economic and Fiscal Strength

Section A: Economic and Fiscal Overview

Introduction	165

Ontario’s Balanced Budget	166

Ontario’s Economic Performance	169

Medium-Term Fiscal Plan	170

A Responsible Fiscal Recovery Plan	171

Making Government Services Work Better for Ontarians	173

Ensuring Responsible Management of Spending	173

Using Innovative Approaches to Modernize Public Services	174

Enhancing Government Efforts to Transform Programs	176

Government Transparency and Financial Management	178

Government Transparency	178

Financial Management	179

Section B: Economic Outlook

Economic Outlook	181

Ontario’s Recent Economic Performance	182

Ontario Creating High-Quality Jobs	182

Global Economic Environment	184

Outlook for Continued Economic Growth	186

Risks to Ontario’s Economic Outlook	190

Ontario Economic Outlook Details	191

Private-Sector Forecasts	192

Comparison to the 2017 Budget	193

Section C: Fiscal Plan

Ontario’s Fiscal Plan	195

2017–18 Interim Fiscal Performance	196

In-Year Revenue Performance	197

In-Year Expense Performance	199

Medium-Term Fiscal Plan	201

Medium-Term Revenue Outlook	201

Medium-Term Expense Outlook	209

Fiscal Prudence	212

Key Changes since the 2017 Budget	213

Details of Ontario’s Finances	221

Contents	xvii

Section D: Borrowing and Debt Management

Introduction	231

Long-Term Public Borrowing	232

Ensuring Preferred Market Access	234

Leading Canadian Dollar Green Bond Market	235

Extending Term of Borrowing	236

Interest on Debt Savings and Affordability	237

Ensuring Adequate Liquidity Levels	239

Reducing Net Debt-to-GDP	240

Total Debt Composition	241

Cost of Debt	242

Limiting Risk Exposure	243

Using Derivatives to Mitigate Risks	244

Reducing Ontario’s Electricity Sector Stranded Debt	245

Consolidated Financial Tables	246

Chapter IV: Fairness and Opportunity through Partnerships

Section A: Working with Indigenous Partners

Introduction	251

Working in Partnership to Support Indigenous Children and Youth	252

Indigenous Youth and Community Wellness Secretariat: Delivering Community- and Youth-Driven Solutions	252

Improving Access to Culturally Relevant Child Care	253

Enhancing Indigenous Health Care	255

Urban Indigenous Action Plan	256

Providing Additional Assistance to Individuals and First Nations Impacted by Mercury Contamination	257

Remediation of Mercury Contamination	257

Indexing Mercury Disability Payments	257

Partnering with Indigenous Communities on Infrastructure	258

Indigenous Supportive Housing Program	258

Connecting Northern Remote Communities to the Transmission Grid	258

Partnering with Indigenous Communities to Invest in Economic Development	259

Settling Indigenous Land Claims	259

Revenue-Sharing Agreements with First Nation Communities	260

Natural Resource Revenue Sharing	260

Community-Based Regulation of Tobacco and Revenue Sharing	260

Modernizing the Ontario Gas Card Program	261

xviii	Contents

Section B: Working with Federal, Provincial, Territorial and Municipal Partners

Federal–Provincial Collaboration	263

Ontario: A Forward-Looking Leader and Collaborative Partner	263

Strengthening Health Care	267

Forming a National Pharmacare Plan	268

Implementing Legalization of Cannabis	270

Investing in Infrastructure	272

Clean Water and Wastewater Fund	274

Providing Access to Affordable Housing	275

Improving Labour Market Transfers	276

Enhancing the Working Income Tax Benefit	276

Tackling Climate Change	277

Working in Partnership with Municipalities	277

Chapter V: Taxation

Section A: Tax Measures

Introduction	283

Improving Fairness and Transparency of Ontario’s Personal Income Tax	283

Proposed PIT Changes	284

Improving Economic Competitiveness	288

The Ontario Research and Development Tax Credit	288

The Ontario Innovation Tax Credit	289

The Commercialization of Intellectual Property	289

Targeting the Employer Health Tax Exemption to Small Employers	290

Paralleling Federal Measures	291

Income Sprinkling	291

The Small Business Limit	291

Closing Tax Loopholes	292

Measures Related to Cannabis	292

Ontario Portion of the Federal Excise Duty	292

First Nations HST Point-of-Sale Rebate	292

Easing Land Transfer Tax Reporting Requirements for Certain Dispositions	293

Other Measures	293

Ontario Interactive Digital Media Tax Credit	293

Summary of Measures	294

Contents	xix

Section B: Property Tax

Modernizing Railway Right-of-Way Property Taxation	295

Non-Profit Child Care Services in Schools	296

Assisting Toronto in Supporting Cultural Spaces	296

Victoria University	297

Airports	297

Creating Consistency in Business Vacancy Rebate and Reduction Programs	297

Ongoing Integrity of Education Property Tax Revenue	298

Supporting Fair and Accurate Property Assessments	298

Section C: Revenue Integrity

Combatting the Underground Economy	301

Addressing Electronic Sales Suppression	302

Addressing Unregulated Tobacco	302

Supporting Smoke-Free Ontario	304

Increasing Tobacco Taxes	304

Section D: Amendments

Technical Amendments	305

Other Legislative Initiatives	306

xx	Contents

List of Tables

Chapter I:	A Plan for Care

Table 1.1	Major Hospital Projects	9

Table 1.2	New Long-Term Care Beds	32

Chapter II:	Growing the Economy and Creating Good Jobs

Table 2.1	Recent Strategic Investments through the Jobs and Prosperity Fund	85

Table 2.2	Recent Regional Development Investments	90

Table 2.3	Carbon Pricing Scenarios — Impacts by 2020	114

Table 2.4	Examples of Greater Toronto and Hamilton Area Rapid Transit Projects	123

Table 2.5	Examples of Highway Projects Planned and Underway	127

Chapter III:	Ontario’s Economic and Fiscal Strength

Table 3.1	Ontario’s Fiscal Recovery Plan	172

Table 3.2	Ontario Economic Outlook	181

Table 3.3	Outlook for External Factors	184

Table 3.4	Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth	190

Table 3.5	The Ontario Economy, 2016–21	191

Table 3.6	Private-Sector Forecasts for Ontario Real GDP Growth	192

Table 3.7	Changes in Ministry of Finance Key Economic Forecast Assumptions:

	2017 Budget Compared with 2018 Budget	193

Table 3.8	Ontario’s Medium-Term Fiscal Plan	195

Table 3.9	2017–18 In-Year Fiscal Performance	196

Table 3.10	Summary of Revenue Changes since the 2017 Budget	197

Table 3.11	Summary of Expense Changes since the 2017 Budget	199

Table 3.12	Summary of Medium-Term Revenue Outlook	202

Table 3.13	Personal Income Tax Revenue Outlook	203

Table 3.14	Sales Tax Revenue Outlook	204

Table 3.15	Corporations Tax Revenue Outlook	205

Table 3.16	Selected Economic and Revenue Risks and Sensitivities	207

Table 3.17	Summary of Medium-Term Expense Outlook	209

Table 3.18	Selected Expense Sensitivities	211

Table 3.19	Average Annual Negotiated Wage Increase in Ontario	212

Table 3.20	Change in Medium-Term Fiscal Plan since the 2017 Budget	213

Table 3.21	Summary of Medium-Term Revenue Changes since the 2017 Budget	214

Contents	xxi

Table 3.22	Summary of Medium-Term Cannabis-Related Revenue	216

Table 3.23	Summary of Investments	217

Table 3.24	Revenue	221

Table 3.25	Total Expense	223

Table 3.26	2018–19 Infrastructure Expenditures	227

Table 3.27	Ten-Year Review of Selected Financial and Economic Statistics	228

Table 3.28	Summary of Borrowing Program and Medium-Term Outlook	232

Table 3.29	Consolidated Derivative Portfolio Notional Value	244

Table 3.30	Net Debt and Accumulated Deficit	246

Table 3.31	Medium-Term Outlook: Net Debt and Accumulated Deficit	247

Chapter V:	Taxation

Table 5.1	Current and Proposed 2018 Ontario PIT Rates and Brackets	285

Table 5.2	Example Showing Impact of Proposed Changes, 2018	285

Table 5.3	Tax Relief from the Basic Personal Amount, 2018	286

Table 5.4	Tax Relief from a $2,000 ChariTable Donation, 2018	286

Table 5.5	Tax Measures	294

Table 5.6	Proposed Measures to Modernize Railway Right-of-Way Taxation	295

xxii	Contents

List of Charts

Chapter I:	A Plan for Care

Chart 1.1	Caring for the People of Ontario	4

Chart 1.2	Examples of Hospital Construction and Renewals in 2018–19	10

Chart 1.3	Reducing Costs with Full-Day Kindergarten	24

Chart 1.4	Community Justice Centres	48

Chart 1.5	It’s Never Okay	53

Chapter II:	Growing the Economy and Creating Good Jobs

Chart 2.1	The Good Jobs and Growth Plan	59

Chart 2.2	Impact of OSAP Transformation on Access for Underrepresented Groups, 2016–17 to 2017–18	69

Chart 2.3	Examples of School Projects Recently Approved	79

Chart 2.4	Bridge Training Projects: Changing the System	81

Chart 2.5	A Renewed Jobs and Prosperity Fund	85

Chart 2.6	Reducing Electricity Costs for Businesses	93

Chart 2.7	Select Recent Premier International Trade Missions	100

Chart 2.8	Residential Electricity Bills — Selected Jurisdictions in Canada and the United States	113

Chart 2.9	Planned Use of Carbon Allowance Proceeds	117

Chart 2.10	Significant Infrastructure Investments	119

Chart 2.11	Ontario’s FinTech Competitiveness	158

Chapter III:	Ontario’s Economic and Fiscal Strength

Chart 3.1	Ontario’s Balanced Budget	166

Chart 3.2	Ratio of Program Expense to GDP, 2007–08 to 2017–18	167

Chart 3.3	Comparison of Program Spending Per Capita across Provinces, 2017–18	168

Chart 3.4	Slower Ontario Real GDP Growth Expected due to Global Factors	169

Chart 3.5	Ontario’s Fiscal Recovery Plan	171

Chart 3.6	Ontario’s Economic Growth has Outpaced G7	182

Chart 3.7	Quality Job Gains and Unemployment Rate Decline	183

Chart 3.8	Ontario Economic Growth Expected to Shift	186

Chart 3.9	Over One Million Jobs Created By 2021	187

Chart 3.10	The Evolution of the Greater Toronto Area Resale Market	189

Chart 3.11	Composition of Revenue, 2018–19	225

Contents	xxiii

Chart 3.12	Composition of Total Expense, 2018–19	225

Chart 3.13	A Further Breakdown of Sector Expenses	226

Chart 3.14	A Further Breakdown of 2017–18 Interim Expense Outlook	226

Chart 3.15	Composition of Borrowing, 2017–18	233

Chart 3.16	Canadian Dollar and Foreign Currency Borrowing	234

Chart 3.17	Ontario’s Green Bond Issues	235

Chart 3.18	Weighted-Average Term of Borrowing in Years	236

Chart 3.19	Interest on Debt: Budget Forecast versus Actual	237

Chart 3.20	Interest on Debt-to-Revenue Ratio	238

Chart 3.21	Average Unrestricted Liquid Reserve Levels	239

Chart 3.22	Net Debt-to-GDP and Accumulated Deficit-to-GDP	240

Chart 3.23	Total Debt Composition as of March 31, 2018	241

Chart 3.24	Effective Interest Rate (Weighted Average) on Total Debt	242

Chart 3.25	Net Interest Rate Resetting and Foreign Exchange Exposure	243

Chapter IV:	Fairness and Opportunity through Partnerships

Chart 4.1	Diverging Fiscal Sustainability between Federal Government and Subnational Governments	264

Chart 4.2	Net Contribution to the Equalization Program, 2018–19	266

xxiv	Contents

Chapter I

A PLAN FOR CARE

H
EMERGENCY
PUBLIC SCHOOL
ONTARIO

Introduction

While Ontario’s economy has been performing well, the benefits of economic growth have not been shared evenly across the province. As the economy continues to change, it is getting harder for people to get ahead. Increasingly, families are facing mounting cost pressures impacting their ability to care for their loved ones.

To help make life more affordable, the government has introduced programs like full-day kindergarten, free college or university tuition, free prescription medication for eligible children and youth under the age of 25, and a $15 per hour minimum wage.

However, there is more work to do.

To help address these challenges, the government is bringing forward a plan that will invest more in hospitals, mental health, long-term care and child care to help people get ahead today and prepare for tomorrow. This includes:

➤	Increasing investments in health care by more than $5 billion over three years;

➤	Providing $822 million in 2018–19 in additional hospital funding;

➤	Making over 2.8 million more hours of personal support care available, with more caregiver respite, over 284,000 more nursing visits and 58,000 more therapy visits;

➤	Making an additional investment of $2.1 billion over four years to improve access to mental health care and addictions services for more people, bringing the total funding to $17 billion over four years;

➤	Extending OHIP+ by providing the people of Ontario age 65 and over with free prescription medication;

➤	Introducing free preschool for children aged two-and-a-half until eligible for kindergarten, beginning in September 2020;

➤	Reducing financial barriers for students from low- and middle-income families so that they can pursue postsecondary education through the newly transformed OSAP program;

➤	Strengthening services for approximately 47,000 adults with developmental disabilities to enable choice, independence and inclusion;

➤	Reforming the social assistance system to focus on people rather than on rules and regulations, improve incomes, and simplify the system to better support those who need it; and

➤	Investing up to $242 million over three years in Ontario’s Strategy to End Gender-Based Violence towards its commitment to create a province free of gender-based violence.

Chapter I: A Plan for Care	3

The Province will continue to remove barriers to help all Ontarians reach their full potential because a healthier Ontario – where nobody is left behind – is a stronger Ontario.

4	Chapter I: A Plan for Care

Better Health Care for Everyone in Ontario

The government is ensuring everyone in Ontario can rely on the province’s publicly funded health care system – where and when they need it. The government is committed to ensuring that the delivery of health care is fair and easier to access for all people in Ontario. The Province is delivering on its commitment by building care around the patient, making prescription drugs more affordable, making historic investments in mental health, and expanding access to home and long-term care.

Increased health care investments of $5 billion over three years will support and strengthen the continuum of care, while also building capacity in the home and community and long-term care sectors. The government will also provide additional supports for mental health and addictions services, and ensure that care providers have the training and support to meet the needs of their patients.

Increasing Funding for Hospitals

Hospitals are fundamental to the delivery of health care services for people across Ontario. However, they are facing unprecedented challenges related to a growing and aging population and increasing medical complexity of patients – addressing these challenges requires a full system response.

In fall 2017, Ontario announced an additional $618 million to improve access to key hospital services, including:

➤	$100 million to provide 1,200 additional beds across the province, addressing increased demands for care and expanding hospital capacity in advance of the flu season.

In this Budget, the Province is investing an additional $822 million in 2018–19, contributing to a 4.6 per cent growth in funding for hospitals, bringing the total to nearly $19 billion. This increased investment enables a strong, stable hospital system that continues to deliver high-quality patient care for all Ontarians. This investment will ensure all hospitals receive an increase in funding to help reduce wait times and provide flexibility to meet the needs of their local communities.

Chapter I: A Plan for Care	5

Through these increased supports, care providers will be able to continue to provide Ontarians with access to high-quality, appropriate and timely care, including:

➤	$305 million to support hospitals with service demands related to population growth and aging, including pediatric and specialty psychiatric hospitals;

➤	$187 million for more hospital beds including new medical and surgical beds, mental health beds and beds for long-term ventilated patients;

➤	$95 million for clinical services and facility costs to open and operate new patient spaces; and

➤	$54 million to increase access to specialized services such as bariatric surgeries, organ transplantations, neurosurgical services and critical care, so Ontario can continue to be a world leader in health care.

Ontario will also improve essential programs to keep pace with increasing demand and support innovative advances in clinical care. They include:

➤	$48 million for over 26,000 more MRI hours, and 14,000 more surgical and medical procedures;

➤	$40 million for 780 more cancer surgeries, over 26,000 more gastrointestinal endoscopy procedures and over 74,000 more systemic treatments (chemotherapy), including consultations, and intravenous and oral/hormonal treatments;

➤	$25 million for more than 3,000 additional cardiac procedures;

➤	$5 million for new adult critical care beds; and

➤	$4 million to expand innovative, advanced stroke care with 135 additional procedures for endovascular treatment.

6	Chapter I: A Plan for Care

Innovating in the Delivery of Health Care Services

Artificial intelligence (AI) has the potential to transform patient outcomes and quality of care. For example, AI can provide clinicians with powerful tools to identify cancer, pneumonia and heart disease risk; assist in monitoring intensive care patients; and help identify the most effective drugs for individuals based on their personal genome.

Ontario is moving forward on its commitment to invest up to $10 million to create a Centre of Excellence in Health Care Artificial Intelligence, starting with $1.3 million in 2018–19. The government is partnering with St. Joseph’s Health System Hamilton, Niagara Health System, McMaster Faculty of Health Sciences and the Vector Institute on this initiative.

Innovating across Ontario

Ontario is investing $4 million to create the Ontario Fetal Centre at Mount Sinai Hospital, Canada’s first and only specialized centre for fetal care. The centre is a partnership between Mount Sinai and the Hospital for Sick Children (SickKids) that will provide advanced fetal treatment, such as heart and spinal surgeries while in-utero, as well as streamlined support services related to assessment and recovery – procedures previously available only out-of-country. In November 2017, Mount Sinai Hospital and SickKids teamed up to perform Canada’s first in-utero spina bifida surgery, which was successful.

Beginning in 2017, Ontario is investing $25 million over two years to enable patients to access their own health information and communicate with their health care providers digitally. For example, through the new Digital Yellow Card, Ontarians now have access to electronic versions of their, or their children’s, full immunization history, making it easier to track immunization records.

The Province invested $3 million to establish a new surgical innovation program to support innovative surgical technologies in hospitals. Starting in 2018, the first area of focus is robot-assisted surgeries, an innovative approach that allows surgeons to use robots for greater precision. This program will support up to 1,000 surgeries.

Chapter I: A Plan for Care	7

Building and Expanding Ontario Hospitals

The government is committed to investing in hospitals providing essential services to patients and their families. By ensuring the people of Ontario are able to access the treatment and services when and where they need them and closer to home, the Province is upholding its commitment to provide greater fairness in the delivery of health care.

Over the next 10 years, the Province will provide approximately $19 billion in capital grants to hospitals to continue building infrastructure that will support the health needs of local communities and residents. This includes a commitment to support the construction of major hospital projects provincewide, including the Hospital for Sick Children, the Centre for Addiction and Mental Health, Ottawa Hospital, Scarborough and Rouge Hospital, North York General Hospital, Lakeridge Health and South Bruce Grey Health Centre. See Table 1.1 for more details.

Across the province, approximately 40 major hospital projects are under construction or in various stages of planning. These investments will address the increasing demand for health care services and enable patients to have better access to care. By continuing to invest in health infrastructure and renewal, Ontario’s health care system will remain sustainable, and patients can continue to rely on high levels of care in their own communities.

8	Chapter I: A Plan for Care

TABLE 1.1 Major Hospital Projects
Region	Project	Description
Southwestern	London Health Sciences Centre: Stem Cell Expansion Project	An expansion of inpatient and outpatient clinics to increase access to the stem cell transplant program.
	South Bruce Grey Health Centre: Kincardine Redevelopment Project	Renovations will expand the emergency department, to address the aging infrastructure and optimize the use of existing hospital space at the Kincardine Site.
Central	Hospital for Sick Children (HSC): Project Horizon	Project Horizon involves new construction and renovations to HSC’s current campus to increase and improve the hospital’s capacity to deliver high acuity specialized pediatric services.
	Centre for Addiction and Mental Health: Phase 1D Redevelopment Project	The project involves new construction and renovations to replace outdated facilities for forensic mental health services, as well as for the consolidation of research and support services on the hospital’s Queen Street site.
	Scarborough and Rouge Hospital: Major Redevelopment Project	Based on the recommendations of the Scarborough/West Durham Panel, Ontario is supporting a major redevelopment of the facilities of the Scarborough and Rouge Hospital. The project will address demand for expansion of services and aging infrastructure.
	North York General Hospital: General Site and Ambulatory Care Centre Redevelopment Project	The construction of an addition and renovations to the General site will enhance inpatient clinical and non-clinical support programs, increase inpatient beds, and expand emergency programs. A new ambulatory care facility will also be built to support outpatient programs and regional ambulatory services.
	Georgian Bay General Hospital (GBGH): Waypoint Centre for Mental Health Care Redevelopment Project (Midland/Penetanguishene)	Redevelopment of GBGH to accommodate 20 acute mental health beds from Waypoint Centre for Mental Health Care and renovations to a community hub for delivery of Waypoint’s related programming to provide a full spectrum of acute mental health services for this community and a new location for the Chigamik Community Health Centre.
	Lakeridge Health Corporation: Hospital Redevelopment Projects	Investments in Lakeridge Health, including the redevelopment of the Bowmanville site. Projects will be informed by the recommendations of the Scarborough/West Durham Panel and address demand for expansion of services and aging infrastructure.
North	Weeneebayko Area Health Authority (WAHA): New Replacement Hospital Project (Moosonee)	Ontario’s share of a new health care campus for WAHA. The Province is encouraged that the federal government has also committed funding to support WAHA as part of its 2018 budget.
	Thunder Bay Regional Health Sciences Centre: Cardiovascular Surgery Project	Construction and renovations to accommodate the components of a new comprehensive cardiovascular surgery program and allow for innovative models of care.
Eastern	Kingston General Hospital: Phase Two Redevelopment Project	Construction and renovations to the operating rooms, laboratories, emergency department, perinatal services (neonatal intensive care unit and labour and delivery suite) and inpatient unit at the existing Stuart Street site to improve infrastructure.
	Ottawa Hospital: Civic Campus Redevelopment Project	Redevelopment of the Civic Campus in a phased approach. It will support projected growth, replace aging facilities and consolidate services.

Chapter I: A Plan for Care	9

North

Health Sciences North involves renovation and new construction of educational facilities in Sudbury to accommodate the space requirements for the Northern Ontario School of Medicine of Lakehead University and Laurentian University.

St. Joseph's Care Group Expansion involves construction of a new wing in Thunder Bay for specialized mental health care beds and related programs to consolidate services and incorporate current design standards for mental health care.

Eastern

Brockville General Hospital Redevelopment involves new construction and renovations to consolidate services and beds related to acute mental health, Complex Continuing Care, inpatient rehab and other programs.

University of Ottawa Heart Institute involves construction of a new multi-storey addition and renovation of the current building to expand and relocate Cardiac Life Support Services.

Southwestern

Groves Memorial Community Hospital is receiving funding for the replacement of the facility to support acute and non-acute care services in Fergus.

Grey Bruce Health Services involves the construction of a new building to include a 24-hour emergency department, as well as additional outpatient services at the Markdale site.

Central

Mackenzie Health's New Vaughan Hospital will accommodate emergency and surgical services, acute inpatient and intensive care beds, diagnostic imaging and specialized ambulatory clinics.

Etobicoke General Hospital involves the construction of a new tower to support patient services such as the emergency department, critical care services and maternal child services.

Joseph Brant Hospital Redevelopment and Expansion involves construction of a new South Tower and renovations to existing departments in Burlington to address immediate patient care priorities.

10	Chapter I: A Plan for Care

Young People in Ontario Benefiting from OHIP+

Ontario is the first province to provide drug coverage at no cost to all eligible children and youth under the age of 25, regardless of income. This annual investment of $465 million represents the largest expansion to medicare in Ontario in a generation. OHIP+: Children and Youth Pharmacare covers over 4,400 drug products currently funded through the Ontario Drug Benefit (ODB) program, as well as additional drugs eligible for funding through the Exceptional Access Program, for qualifying individuals.

Since OHIP+ began on January 1, 2018, more than two million prescriptions have been filled for over one million children and youth at no cost, including antibiotics, inhalers for asthma, insulins, oral diabetic medications, medications for mental health conditions, attention deficit hyperactivity disorder drugs and oral contraceptives.

Through OHIP+, families with children with Type 1 diabetes can save approximately $8,600 on their medication costs over the course of childhood. As of January 1, 2018, this medication is free.

OHIP+ provides free prescription drug coverage to all eligible children and youth under the age of 25.

Expanding OHIP+ for All Seniors

Since 2017, the number of people in the province who can benefit from prescription drug coverage under the ODB program has nearly doubled to cover close to 60 per cent of the population. This includes four million children and youth, over two million seniors and more than one million people on social assistance.

Building on the success of OHIP+, in this Budget, Ontario is taking the next steps to expand access to, and improve the affordability of, prescription drugs.

Starting in August 2019, OHIP+ will be expanded to seniors, eliminating the annual deductible and co-payment for seniors under the ODB program — saving the average senior approximately $240 annually. Seniors’ prescription medications funded through the ODB program will be free-of-charge, regardless of income. This represents an investment of about $575 million per year by 2020–21.

Much like the leadership role the Province played in enhancing the Canada Pension Plan (CPP), Ontario is leading the way in national pharmacare by expanding OHIP+ to seniors. The government continues to work collaboratively with its federal, provincial and territorial partners to improve the affordability, accessibility and appropriate use of prescription drugs for Canadians. See Chapter IV, Section B: Working with Federal, Provincial, Territorial and Municipal Partners for more details.

Chapter I: A Plan for Care	11

Reducing Prescription Drug and Dental Costs

Research suggests that about one in four working-age Ontarians does not have access to extended health benefits, either through their employer or a government program such as OHIP+, and about 60 per cent of seniors do not have a plan that covers dental services. Those without an extended health plan include many precariously employed workers, as well as self-employed and unemployed individuals.

Without an extended health plan, people may not be able to afford to fill their prescriptions or seek adequate dental care. This can lead to poor health outcomes and the need to seek emergency care. That is why the government will take further steps to help people with the cost of eligible prescription drugs and dental services.

The government will introduce a new Ontario Drug and Dental Program for individuals and their families who do not have coverage from an extended health plan, starting in summer 2019. This program would reimburse participants for up to 80 per cent of eligible prescription drug and dental expenses, up to an annual maximum of $400 for singles and $600 for couples, plus $50 for each child in the family. Final design will be informed by	Through the Ontario Drug and Dental Program, an eligible family of four could receive up to $700 in support for their drug and dental costs each year.
consultation. This represents a total investment of more than $800 million over the first two years of the program.

Improving Access to Team-Based Interprofessional Health Care

Each patient has a unique story and different needs. They require a health system that is adaptable to their individual care requirements. Team-based care allows for the highest quality care possible — with the patient and their caregivers as the most important parts of that team.

Helping people with their specific health care goals and needs, interprofessional care teams deliver primary care ranging from chronic disease management and addressing complex health needs, to helping deal with life challenges that negatively impact their health. That is why the Province is investing $102 million over three years to support the expansion of interprofessional primary care teams, focusing on areas that have the greatest need, so that people living in all regions of the province have access to team-based primary care. This investment will result in 19 new or expanded teams that will recruit nearly 100 new health professionals such as nurse practitioners, registered nurses, social workers, psychologists, chiropractors, physiotherapists and pharmacists to provide direct primary care services to patients who can benefit most from team-based primary care.

12	Chapter I: A Plan for care

Nurses are a vital part of our health system and deliver high-quality, direct care for patients and families in primary care, hospitals, long-term care, home care and throughout the health system. That is why over the last year, the Province expanded the scope of practice to allow registered nurses to independently prescribe drugs in certain circumstances and nurse practitioners to prescribe controlled drugs and substances. This aligns with the government’s decision to provide more supports to nurses with post-traumatic stress disorder.

The Province is also investing approximately $330 million over three years to support the recruitment and retention of health care professionals for primary care teams across the province. This includes professionals working in Aboriginal Health Access Centres, community health centres, Nurse Practitioner-Led Clinics and on family health teams, as well as other settings that collectively serve four million patients across Ontario.

Supporting Compassionate End-of-Life Care

To provide compassionate palliative and end-of-life care for more patients and their families, Ontario will invest an additional $15 million in 2018–19 to improve access to community-based palliative care. Key initiatives include:

➤	Improving access to community-based end-of-life services by completing the government’s goal of opening 20 new residential hospices across the province;

➤	Providing more non-medical supports to patients and caregivers in the community through an additional investment to providers of visiting hospice volunteer services;

➤	Providing palliative care training for health service providers working in First Nation and urban Indigenous communities, with an emphasis on delivering culturally appropriate services; and

➤	Supporting Compassionate Communities, which leverages the skills and capacities of local health care providers and community members to ensure that patients and caregivers receive holistic care that optimizes quality of life, helps them deal with loss and improves population health.

Perinatal Hospice Care

Ontario will invest up to $1 million over three years to develop and evaluate models of perinatal hospice care.

Perinatal hospice care includes comprehensive support and care to help families who are expecting the birth of a child and who have received a diagnosis indicating that the fetus or infant may not survive through pregnancy, delivery or in the postpartum period because of a life-limiting illness or abnormality.

Mothers and families will gain a better understanding of their care options and receive appropriate referrals to the medical, bereavement and other services that they need.

Chapter I: A Plan for care	13

Rowan’s Law: Taking Action on Concussion Prevention and Awareness

The government has committed to taking action on concussion prevention, management and awareness in amateur competitive sport and in publicly funded schools across Ontario. In March 2018, Ontario passed concussion safety legislation — Rowan’s Law (Concussion Safety), 2018 — to protect amateur competitive athletes and make sport safer on the field and at school. The Province is investing $5 million over three years to support implementation. Rowan’s Law will make Ontario a national leader in concussion management and prevention by establishing mandatory requirements for the annual review of concussion awareness resources, removal-from-sport and return-to-sport protocols, and concussion codes of conduct.

14	Chapter I: A Plan For Care

Expanding Access to Mental Health and Addictions Services

Approximately 70 per cent of mental health and addiction issues begin in childhood or adolescence and one in every three people in Ontario over age 15 will experience a mental health and/or substance abuse challenge at some point in their lives. Recognizing that there is no health without mental health, and that early intervention can improve outcomes, the government is committed to ensuring that people living with mental illness or substance abuse disorder have timely access to the high-quality care and supports they need to live a healthy life.

The government has been working with leaders in the sector to transform the system and improve coordination to bridge the gap between publicly funded services and demand. The Mental Health and Addictions Leadership Advisory Council has been critical in providing recommendations and shaping the government’s actions on building a stronger mental health system.

“The people of Ontario want and deserve a Mental Health and Addictions system that is on par with the larger health care system, and in line with the vision of Ontario’s comprehensive mental health strategy (Open Minds, Healthy Minds); an Ontario where every person enjoys good mental health and well-being throughout their lifetime, and where all Ontarians with mental illness or addictions can recover and participate in welcoming, supportive communities.”

Susan Pigott, Chair,

Mental Health and Addictions Leadership Advisory Council

In this Budget, the government is making a historic investment of an additional $2.1 billion over the next four years in a more integrated, high-quality mental health and addictions system for people of all ages across the province — so they can recover and live healthy and meaningful lives in their communities. This brings the total investment in mental health and addictions services in the province to more than $17 billion over four years.

Through this investment, Ontario is expanding high-quality services to help meet the mental health needs of tens of thousands more children, youth and adults across the province. It is also providing more accessible, better integrated care so patients and families receive the services they need, leading to improved patient experience and care outcomes. This includes up to 100 acute-care beds across the province.

Chapter I: A Plan for Care	15

Increasing Access to Publicly Funded Psychotherapy

Structured forms of psychotherapy such as cognitive behaviour therapy and interpersonal therapy are effective, evidence-based and time-limited treatments for common mental health and addictions conditions like depression and anxiety. These evidence-based treatments can be provided one-on-one or through group therapy by trained care professionals. These treatments help clients learn to think in ways that strengthen their mental health and help them become more emotionally resilient. The result is that people can engage more positively in personal relationships and their day-to-day activities. The government will:

➤	Help up to 160,000 more people across the province with anxiety and depression by increasing access to publicly funded structured psychotherapy, in primary care settings and through mental health and addictions community agencies; and

➤	Provide standardized training to primary care teams and community mental health and addictions agencies so they can provide high-quality structured psychotherapy services.

Expanding Services for Children in their Communities

Building on the transformation of the child and youth mental health system through the Mental Health and Addictions Strategy, the government is investing $570 million over four years to improve community services across the province. The government is:

➤	Providing more community-based services, such as counselling, therapy and walk-in clinics, to more than 12,000 young people in 2018–19, growing to approximately 46,000 over four years;

➤	Implementing a needs-based funding allocation for community-based child and youth mental health services, which will recognize each community’s child and youth population and relative need, so that agencies can respond effectively to local demands and targeted priorities; and

➤	Providing First Nation, Inuit and Métis children and youth with a range of culturally appropriate and preventive mental health services that are community-designed and delivered, and increasing access to front-line support and programming in every First Nation, Inuit, Métis and urban Indigenous community.

16	Chapter I: A Plan for Care

Building Resiliency in Children and Youth

Children’s Hospital of Eastern Ontario–Ottawa Children’s Treatment Centre (CHEO–OCTC) — Ontario is helping children and youth with special needs and their families receive better care close to home by contributing $105 million to support the construction of a new building that will help integrate care and offer families timely and effective services and supports. The new building will further support CHEO-OCTC in delivering rehabilitation services for children and youth with special needs, including specialized programs for eating disorders, autism, and sexual assault, and services in psychiatric mental health, tele psychiatry and early language development.

Project Zero — Ontario will invest $3 million over three years to build and expand tools and services to support children, teachers, front-line health care professionals and community leaders to improve mental health outcomes in Mississauga. The project will be delivered through a new and innovative cross-sectoral partnership between the Institute for Better Health, Mississauga Haltom Local Health Integration Network, Peel Children’s Centre, Peel District School Board, Peel Public Health and Trillium Health Partners.

Increasing Access to Mental Health Services for Students

Schools play an important role in the prevention and early identification of mental health issues of children and youth. The government is committed to supporting positive mental health for all learners. To support this commitment, the Province will invest $175 million over four years to expand school-based supports for mental health and addictions services. This investment will:

➤	Provide every high school in Ontario with access to mental health support within the next two years to promote prevention, support early identification of needs, and strengthen pathways from schools to community mental health services. This investment will provide approximately 400 new mental health workers dedicated to supporting students in Ontario;

➤	Provide professional development in mental health literacy to educators and school staff across the province;

➤	Embed social emotional learning in the refreshed curriculum for all students to promote mental well-being and build skills such as resiliency; and

➤	Provide additional funding for School Mental Health ASSIST, a provincial support team designed to help Ontario school boards promote student mental health and well-being.

To help ensure college and university students have access to mental health services and supports, the government is investing $6 million per year, as announced in the 2017 Budget, to support the development and/or expansion of mental health services on campus.

Chapter I: A Plan for Care	17

Budget Talks: Increase Mental Health Programs for Students

This pilot was among the five most voted for ideas for funding through Budget Talks, an innovative online public consultation tool.

The government is committed to promoting mental health beginning in the early years of a person’s life.

Up to five Public Health Units will receive one-time funding for initiatives that promote mental health for school-aged children and youth.

The idea will receive a one-time investment of $1 million in 2018–19. Progress updates will be provided throughout the year at Ontario.ca/budgettalks

18	Chapter I: A Plan for Care

Ontario’s Strategy to Combat the Opioid Crisis

Individuals, families and communities across Ontario continue to be impacted by opioid addiction and overdoses. In response to the current crisis, the government is taking action by investing more than $222 million in the implementation of its Strategy to Prevent Opioid Addiction and Overdose.

To combat the crisis, Ontario is working with the Opioid Emergency Task Force, which includes front-line workers and people with lived experience. This government will provide person-centered, stigma-free services to people in their own communities, including funding supervised consumption services and overdose prevention sites.

This builds on significant progress made to date, including:

➤	Providing $7 million for seven supervised injection sites in Toronto and Ottawa to improve access to harm reduction supplies and naloxone.

➤	Supporting Ontario’s first Overdose Prevention Site, to provide core harm reduction supports and service. The first site opened in London in February 2018, and four additional sites have been approved.

➤	Adding new staff at Public Health Units to support local opioid response initiatives, including expanding naloxone distribution through eligible community organizations.

➤	Adding new front-line harm reduction outreach workers to connect vulnerable populations with necessary harm reduction supports and vital health and social services. In 2017–18, the government funded 19 additional harm reduction outreach workers.

Expanding Access to Naloxone

Naloxone, the overdose prevention drug, is now available free of charge at 2,390 participating pharmacies in nearly 260 cities and towns in the province. The government has distributed over 114,000 naloxone kits to date.

The government is addressing demand for naloxone by expanding access through front-line community organizations, as well as offering naloxone to police and fire services.

In April 2018, the Ontario Naloxone Program for Pharmacies will be expanded to include naloxone intranasal spray, which means eligible Ontarians will have the choice between obtaining injectable or intranasal naloxone kits from their pharmacist.

Chapter I: A Plan for Care	19

Expanding Supportive Housing for Mental Health

One-quarter to one-half of all homeless people live with a mental health condition. Research shows that having a stable, supportive place to live is essential for maintaining mental health and can improve involvement within the community. For this reason, Ontario will invest $425 million to provide 2,475 additional supportive housing units over four years to reduce homelessness and prevent recidivism for people in frequent contact with the justice system. This includes 525 newly built units for people with complex mental health and addictions needs to help ensure they can continue to receive the services and supports they need. To date, Ontario has created 17,000 supportive housing units.

Budget Talks: Housing for People with Mental Health Issues

This idea was among the five most voted for ideas for funding through Budget Talks, an innovative online public consultation tool.

The government is committed to promoting mental health for people identified as at risk of poor health outcomes.

Up to five Public Health Units will receive one-time funding for initiatives that promote mental health, including assistance for those who are underhoused and living in rural and remote regions.

The idea will receive a one-time investment of $1 million in 2018–19. Progress updates will be provided throughout the year at Ontario.ca/budgettalks

Supporting Priority Populations

The government is establishing a new Local Service Priority Fund, which will strengthen mental health supports, including for LGBTQI2S, racialized, francophone, newcomer and rural youth who are underserved.

The Province will also improve access to relevant, high-quality services for all people in Ontario, including Indigenous peoples, racialized and refugee populations, LGBTQI2S people and those who have experienced gender-based violence, and assist people who need immediate hospital care for mental illness or addictions in getting the help they need.

Increasing Caregiver and Family Supports

The Province is expanding support for caregivers of people living with mental health and addictions issues across Ontario. Caregivers, often unpaid family members and friends, can experience significant levels of stress and mental health challenges themselves. These supports will be designed to improve their quality of life and ensure they have access to more services to better care for their loved ones.

20	Chapter I: A Plan for Care

Making Child Care More Accessible and Affordable

Child care is an integral part of women’s economic empowerment, and an investment in the future of Ontario. Investing in high-quality child care is good for the economy and for families. It is estimated that every public dollar invested in child care creates a $2.47 benefit to the Ontario economy due to increases in the working hours and wages of women.1 Research also shows that children benefit significantly from access to high-quality child care, including improved education, health and employment outcomes.2

Access to affordable, quality child care is essential for families across the province, yet some continue to struggle to find or afford this care. Ontario is committed to ensuring that the ability to pay is not the basis for access to reliable child care.

The Province is investing $2.2 billion over three years to increase access to child care and affordability for more Ontario families by introducing free preschool starting in September 2020. This investment also includes about $1 billion over three years to support reduced fees and more subsidized spaces for infants and toddlers.

Free Child Care for Preschool-Aged Children across Ontario

To advance the goal of universal accessibility, Ontario will implement free licensed child care for preschool-aged children from the age of two-and-a-half until they are eligible for kindergarten, beginning in September 2020.

This means that all families with children in licensed child care at this age will receive free full-day preschool. This helps reduce the burden of cost for families and eases the transition from child care to school for children.

When fully implemented, an average Ontario family with a preschool-aged child could save over $17,000 in upfront costs during the time their child is enrolled in licensed child care. A family with two children could save almost $35,000 on average.

In Toronto, a family with a preschool-aged child could save an average of over $20,000 during the time their child is enrolled in a licensed preschool program. A family with two children could save almost $40,500 on average.

[1]	Final Report and Recommendations of the Gender Wage Gap Strategy Steering Committee (2016), https://files.ontario.ca/7198_mol_gwg_finalreport_eng_wa_08f_v2_1.pdf
[2]	Clive R. Belfield et al., “The High/Scope Perry Preschool program: Cost-Benefit Analysis Using Data from the Age-40 Followup,” Journal of Human Resources, 41(1), (2006):162–190

Chapter I: A Plan for Care	21

The government will also be investing $534 million over the next six years to build 10,000 preschool child care spaces in schools and 4,000 community-based spaces.

“Making child care free for preschool children will allow children from families of all backgrounds to have positive and enjoyable experiences in quality licensed services in the period immediately before kindergarten. Further, this will significantly reduce barriers to employment and other activities for parents...

The years from birth to age five are crucial ones for children’s development. There is substantial and widespread evidence that early childhood education and care can be positive for children’s cognitive and language development, completed education levels, employment and wages, as well as making them happy in the short run.”

Dr. Gordon Cleveland
Associate Professor of Economics, University of Toronto

22	Chapter I: A Plan for Care

Increasing Access to Affordable Child Care

In 2016, Ontario announced a historic investment to help 100,000 more children up to age four access licensed child care over five years, increasing the capacity for child care in Ontario for children in this age group. As part of this commitment, the Province is investing $1.6 billion over five years in capital funding to create 45,000 new licensed child care spaces in schools and other community settings.

The commitment also includes ensuring that families with low and middle incomes benefit from access to new spaces, by providing subsidies for approximately 60 per cent of all new spaces, moving Ontario towards universal accessibility. Subsidies allow more children and their families to access quality licensed care.

In 2018–19, over 111,000 children will be receiving child care subsidies, a 20 per cent increase from 2016–17.

Ontario is providing high-quality, affordable, licensed child care.

Helping Families across the Province

•	In the District of Timiskaming, licensed home child care is being expanded to support more families in rural areas, including many who require extended care outside of regular work hours.

•	The Region of Waterloo’s fee subsidy waitlist of 272 children has been eliminated, and access has been created to more than 200 spaces for children aged zero to four.

•	In Toronto, the fee subsidy waitlist has been reduced by 3,581 children.

•	Ottawa expects to eliminate the waitlist for infants and toddlers and provide an additional 682 children aged zero to four with access to a licensed child care space.

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Investing in Child Care Infrastructure

To support Ontario’s ongoing commitment to ensure that all children and families have access to a range of high-quality and affordable child care programs and services, the government has invested a total of $530 million towards more than 1,100 child care rooms and more than 19,000 child care spaces across the province since 2015–16, some examples include:

➤	A three-room addition to create 49 child care spaces at R.M. Moore Public School in Sault Ste. Marie;

➤	A four-room addition to create 73 child care spaces at Upper Thames Elementary School in Mitchell;

➤	A two-room renovation to create 39 child care spaces at Knoxdale Public School in Nepean; and

➤	A three-room addition to create 54 child care spaces at Lake Simcoe Public School in Innisfil.

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Providing More Before- and After-School Care Programs

Families also need support for older school-aged children. Parents’ and caregivers’ schedules often differ from school hours, making access to before- and after-school programs essential for many families. The government recognizes this need and is committed to making sure that children up to age 12 can access safe, high-quality programming.

As of September 1, 2017, Ontario now requires school boards to provide before- and after-school programs for children up to age 12 in all publicly funded elementary schools serving students up to Grade 6, where there is sufficient demand.

This year, more than 80 per cent of elementary schools offer before- and after-school programs for children aged four to 12, and there are 19,000 more licensed care spaces for children in this age group than in 2016.

Expanding access for children in this age group is part of the government’s commitment to provide an integrated and affordable child care system.

City of Kingston

With contributions from the Canada-Ontario Early Learning and Child Care Agreement, the City of Kingston is providing funding for four new licensed before- and after-school programs. This is creating access to approximately 78 spaces for children four to five years old and 30 spaces for six- to 12-year-olds, beginning in 2017.

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Supporting Child Care and Early Years Professionals

Ontario recognizes the integral role of a highly skilled and valued workforce in building a quality child care and early years system. Investing in child care and early years professionals is critical to building a strong, healthy and lasting system for children and families.

In 2017, the government committed to developing an Early Years and Child Care Workforce Strategy to develop ways to further support early years professionals in areas such as compensation, hiring, retention and professional development. Starting in April 2020, the government will implement a wage grid in the early years and child care sector for program staff working with children. The wage grid will be phased in over two years and will include supervisors, early childhood educators (ECEs) and non-ECE staff working in licensed child centres, licensed home child care agencies, and EarlyON child and family centres.

The commitment to a wage grid forms one part of the longer term strategy that is being developed to ensure that families continue to benefit from high-quality child care and early years programming delivered by engaged and knowledgeable educators.

Developing a Child Care Innovation Fund to Create Flexible Early Years and Child Care Solutions

The Province is committed to the development of innovative solutions to address current, pressing early years and child care needs across the province. That is why the Province is moving forward with a new investment of $30 million over two years to create an Early Years and Child Care Innovation Fund. The fund will support the development of flexible and unique solutions in the not-for-profit sector, including solutions that address the need for irregular care hours and transportation in rural and remote communities.

Improving Access to Culturally Relevant Care

Creating more opportunity for young children and their families is one of many steps on The Journey Together: Ontario’s Commitment to Reconciliation with Indigenous Peoples.

See Chapter IV, Section A: Working with Indigenous Partners for more on the Province’s work with Indigenous partners and the federal government.

Ontario is backing culturally relevant programs that are designed by and delivered for First Nation communities.

26	Chapter I: A Plan for Care

Better Care for Seniors

Supporting Seniors in Living Independently

Many Ontario seniors want to live independently and prefer to stay in their homes, but worry about money and savings. The government is dedicated to improving the quality of life for seniors and helping them lead safe, engaged, active and healthy lives. This includes assisting older seniors who may be struggling to cover the cost of maintaining their homes, especially when illness or reduced mobility could require them to pay for services such as snow shovelling, lawn cutting or house cleaning. According to 2016 Statistics Canada data, Canadian seniors spend more, on average, than other age groups on domestic and other custodial services.

The government proposes to introduce the new Seniors’ Healthy Home Program starting in 2019–20, that would provide over $1 billion over three years to help seniors with the costs of maintaining their homes. The government’s goal is to design a benefit that provides up to $750 per year for every eligible household led by seniors who are 75 years or older.

The government will consult with seniors’ groups and other stakeholders on the design of the benefit, including what specific types of expenses should be eligible. Legislation would be introduced after consultations are completed.

Expanding and Improving Home and Community Care for Clients and Caregivers

Home and community care services support people who need nursing, personal support or other health supports in their homes, at school or in the community. With these supports, seniors and people of all ages with complex medical conditions can often stay in their own homes, or be cared for in the community longer. Home care can also help provide a smooth transition for people who need support after returning from a stay in hospital, rehabilitation or another health care setting.

The total number of home and community care clients has increased almost 20 per cent in the past 10 years. The government has increased its investment in the sector by about $250 million per year since 2013, and has more than doubled funding for home and community care since 2003. These funding increases address rising demographic pressures from a growing and aging population, and help more people get the care they need, at or close to home, and in the community.

Ongoing home care funding of more than $3 billion per year now provides about 670,000 clients and their families with more access to home and community health care services from professionals like registered nurses, physiotherapists, social workers, registered practical nurses and personal support workers (PSWs), and enhances other important services, such as caregiver respite. In 2017, Ontario invested an additional $140 million in home care, and an estimated 15,000 more people received care.

Chapter I: A Plan for Care	27

The Province also provided support and rehabilitation, with over 500 new, transitional care spaces for up to 1,700 people who were ready to leave hospital, but needed some added assistance before returning home. These investments will provide clients and their families with expanded services to meet the needs of the rising number of seniors and others requiring home care, and the higher service levels required for home care clients with more complex needs.

The government is investing an additional $650 million in home care over the next three years. Part of this investment includes $180 million in new funding that will make available 2.8 million more hours of personal support, including caregiver respite, plus 284,000 more nursing visits and 58,000 more therapy visits.

This funding will help clients with complex needs leave the hospital and return home to appropriate home care when they are ready, and will help them avoid unnecessary emergency department visits and hospital readmissions.

Home and community care investments will also enable:

➤	Better coordination, scheduling and connections among clients, families and caregivers, with a $5 million investment in improved digital information and communication tools; and

➤	Improved working conditions and contract rates for PSWs, registered practical nurses, registered nurses and therapists, with a new investment of $45 million.

Mrs. Singh is a 95-year-old who remains alert, engaged and capable of living independently. She continues to live in her home, but she is alone and frail due to advanced arthritis. She receives two hours a day of personal support to help her prepare her meals, bathe and perform some routine activities around the home. Because of Ontario’s investment, Mrs. Singh will receive an additional one to two hours of personal support per week, or an estimated 100 additional hours a year. Personal support services allow her to remain in her home — where she wants to be — instead of requiring admission into long-term care.

28	Chapter I: A Plan for Care

Investing in Ontario’s Personal Support Workers

Personal support workers represent one of the largest groups in Ontario’s health care workforce. PSWs provide more hours of home care to clients than any other provider. If clients or family members are receiving care at home, in a long-term care home or in hospital, they have likely received care involving a personal support worker.

Simply put, PSWs are critical to the health and well-being of Ontarians. As the population ages and more medically complex clients seek care at or close to home, the role of PSWs in the province’s health care system will continue to be critical.

That is why it is so vital that the government recognizes and supports PSWs as trusted and valued members of the health care team — maintaining the supply of personal support workers and giving them the tools and training they need to provide quality care to our most vulnerable Ontarians, wherever they may live.

Over the next three years, the government will invest an additional $23 million to add an estimated 5,500 PSWs to the workforce to ensure home care clients will get the care they need, including in currently underserved areas such as rural, northern and remote communities. It is also estimated that the new investment of $180 million to expand home care could add 2,805,000 personal support service hours, or the equivalent of 1,400 full-time personal support worker positions.

In addition, the Province will:

➤	Enhance training and skills development — Over the next three years the government will invest an additional $38 million in education and training for new and existing PSWs to ensure they have the tools they need to meet the changing and increasingly complex home care needs of Ontarians. This is in addition to the existing PSW training fund.

➤	Invest in retirement security — To help PSWs who work in publicly funded home care to save for retirement, the government will invest $65 million over the next three years. Working with their employers, Ontario will pilot a program that provides an initial contribution to a group Tax-Free Savings Account on behalf of eligible PSWs. PSWs who make additional contributions would have their contributions matched to a maximum of 2.5 per cent of their earnings. The Province will consult on this initiative.

Chapter I: A Plan for Care	29

Supporting Ontario’s Caregivers

Caregivers for those needing home care — often unpaid family members, friends or neighbours — frequently report high levels of stress, sleep deprivation and depression. Additional responsibilities such as a job or a young family can further add to the physical, emotional and financial distress that caregivers experience. Ontario is taking steps to make it easier for people who care for loved ones by:

➤	Launching a new caregiver organization in spring 2018 that will provide support across Ontario, including a single access point for information and resources to help caregivers in their roles;

➤	Improving coordination of care with stronger links between primary, specialist and community care providers to make it easier for caregivers to navigate multiple services and providers across multiple settings; and

➤	Investing $75 million over three years to strengthen and expand palliative and end-of-life care, including support for up to 20 new hospices across Ontario.

The Ontario Caregiver Tax Credit also came into effect in 2017 to simplify and enhance access to tax relief for people caring for infirm relatives, thereby easing the financial burden often felt by those who take care of loved ones.

Supporting Ontarians Living with Dementia

More than 190,000 people across Ontario are living with dementia, a number that is expected to grow as the province’s population ages. That is why the government is investing more than $100 million over three years in the Province’s Dementia Strategy, including $34.5 million to expand community dementia programs and respite care services to improve the lives of people living with the disease and their families. These programs offer activities such as art, music and exercise, which can provide meaningful social and recreational engagement and lead to enhanced well-being.

As part of the Province’s Dementia Strategy, the Alzheimer Society of Ontario’s First Link program will be expanded over three years to communities across Ontario, with the addition of 46 new First Link Care Navigators. This will expand access to a patient navigator who can help those living with dementia and their care partners access the services of health professionals, information about day-to-day living and care, counselling, and other community programs and services. This will make access to care more consistent and fair for 14,000 people newly diagnosed with dementia, regardless of where they live.

By 2020, Ontario will increase access to community dementia programs to support an additional 8,000 people living with dementia, while providing respite to their families and other care partners.

30	Chapter I: A Plan for Care

Reducing the Wait Time for Long-Term Care

Long-term care homes across the province offer care for people who can no longer live independently and require 24/7 nursing care. Having a long-term care bed available when it is needed can provide the appropriate care for a patient leaving hospital, or for a senior who is no longer able to remain in the community, making the health system more efficient.

In November 2017, as part of Aging with Confidence: Ontario’s Action Plan for Seniors, the government announced that 5,000 new long-term care beds would be created by 2022 and over 30,000 over the next decade. These new beds are in addition to the 30,000 existing beds that are being redeveloped.

Since fall 2017, Ontario has been consulting widely with the public on this strategy. Many associations, organizations and community groups have expressed a strong need for more culturally appropriate long-term care homes, that provide services and respond to the needs of specific cultural and ethnic groups.

In February 2018, Ontario invited existing and new providers to apply for new long-term care beds. New beds that serve specific cultural needs, including those serving francophone and Indigenous populations, will be prioritized. The government will announce successful proponents in spring 2018. The Province will also prioritize reducing wait times for those in hospitals or in the community who would benefit most by long-term care.

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Since summer 2017, the government has announced hundreds of new long-term care beds across the province:

TABLE 1.2 New Long-Term Care Beds
Region	Home Name	Location	New Beds Allocated	Total Beds

Southwestern	Elmwood Place	London	50	128
	Saint Luke’s Place	Cambridge	51	165

Central	The Rekai Centres	Toronto	94	220
	Foyer Richelieu	Welland	66	128
	Pleasant Manor	Virgil	81	128
	Ballycliffe Long Term Care Residence	Ajax	92	192
	Glen Hill Strathaven Long Term Care	Bowmanville	125	224
	Baywoods Place	Hamilton	128	256

North	Mauno Kaihla Koti	Sault Ste. Marie	4	64
	Fairvern Nursing Home	Huntsville	20	96

Eastern	The Grove Nursing Home	Arnprior	36	96
	Township of Havelock-Belmont- Methuen	Havelock- Belmont-Methuen (Peterborough County)	128	128

More Staffing and Support in Long-Term Care

The needs of long-term care residents are becoming more complex. That is why the government is investing $300 million over three years in new funding, starting with $50 million in 2018–19 to hire a registered nurse for every home, and setting a goal of increasing the provincial average to four hours of daily care per resident by 2022. This will provide residents with more direct, one-on-one patient care, including nursing, personal support and therapeutic care. It will also ensure that every home will have staff with specialized training in behavioural supports and in palliative and end-of-life care.

32	Chapter I: A Plan for Care

Fairness for All Seniors, Regardless of their Needs

The government’s Aging with Confidence strategy will help ensure that all seniors are able to access the support they need at every stage of life.

In implementing the Seniors’ Strategy, the government has made significant progress by:

➤  Empowering seniors to make choices about their care and independence, making it easier for them to access government services, including a new one-stop website and 24-hour-a-day phone service in over 150 languages;

Ontario supports seniors by providing high-quality health and wellness programs.

➤	Continuing to respond to elder abuse with improved access to community services and supporting the delivery of public education and service provider training;

➤	Making communities more accessible and inclusive for seniors of all ages and abilities by launching the Ontario Age-Friendly Community Recognition Award; and

➤	Helping seniors stay fit and connected to their communities by supporting and expanding a network of seniors’ active living centres across the province.

The Province is also helping seniors who cannot afford to live independently and require assistance with health care or daily activities such as bathing or meal preparation, by providing 200 new rent subsidies to provide access to affordable housing, as well as home and community care.

As part of Aging with Confidence, Ontario is also investing $6 million over three years for expanded access to house calls for seniors, including visits by professional care providers such as social workers, therapists and nurses. With this investment, seniors who are ill will not need to travel to their health care providers.

The Province is also expanding OHIP+ to provide free prescription drugs to all seniors aged 65 and over. See the Better Health Care for Everyone in Ontario section in this chapter for more details.

Chapter I: A Plan for Care	33

Seniors Community Grant Program Expansion

Ontario is expanding the Seniors Community Grant program with a new stream focused on supporting projects that are more regional or provincial in scope. This year will see close to 250 projects funded, including more than 30 of the new larger capacity initiatives. These projects will provide programs and activities to 75,000 Ontario seniors.

Yee Hong Centre for Geriatric Care in Scarborough — The project will utilize virtual reality technology to provide seniors with virtual access to travel and recreation, which will lead to the development of a guidebook for implementing virtual reality programs that target stimulation of cognitive and sensory motor functions in seniors.

St. Joseph’s Care Group in Northwestern Ontario — The project will develop exercise programs in three remote Indigenous communities with a videoconference component to support elders in a culturally holistic context. The program can then be expanded to additional communities in the future.

London Arts Council in London — The projects will create arts programs (e.g., drama, dance and music) for seniors and older adults with dementia, leading to the production of a video and online toolkit of best practices, so that other community organizations can build similar programs for seniors.

34	Chapter I: A Plan for Care

Removing Barriers and Providing Better Care

Investing in Developmental Services

Ontario is committed to building a fair society where people with developmental disabilities can live independent, healthy and inclusive lives. Over the past decade, the government has transformed the developmental services sector to better support approximately 47,000 adults with developmental disabilities through a community-based approach that enables choice and active participation in the community. To enhance continuity across the system, the government introduced supports to ease the transition from youth to adult services, so that care for families remains reliable and uninterrupted. Investments also supported tools to help families navigate available services to ensure that families can make the best informed choices for their households.

To ensure more individuals have access to the services they need, Ontario has committed additional investments of over $1.4 billion since 2014 to expand developmental services.

Passport Program

The Passport program helps adults with a developmental disability to be involved in their communities and live as independently as possible by providing funding to support:

•	Development of work, volunteer and daily life skills through community involvement;

•	Participation in community classes or recreational programs; and

•	Provision of temporary respite for their primary caregivers.

Through the 2014 Budget investment, 13,000 adults received new direct funding through Passport.

Special Services at Home (SSAH) Program

The SSAH program helps families who are caring for a child with a developmental or physical disability, providing support to pay for special services to:

•	Help the child learn new skills and abilities, such as improving their communications skills and becoming more independent; and

•	Provide respite support to the family to offer relief from day-to-day care.

Eliminating the 2014 SSAH program waitlist provided support to an additional 8,000 children with developmental disabilities.

Chapter I: A Plan for Care	35

Starting in 2018, Ontario will invest an additional $1.8 billion over three years to expand services for people living with developmental disabilities, including:

➤	Expanding direct funding to the Passport program to ensure that more than 40,000 eligible people with a developmental disability will receive at least $5,000 per year, providing choice and flexibility in receiving critical supports and services;

➤	Providing resources for case management and planning supports that will help youth access relevant services as they transition to adulthood, including paths to postsecondary education, employment and financial resources;

➤	Implementing a 24/7 emergency hotline to provide immediate support to individuals and families with urgent needs and to deploy front-line professionals to prevent crisis situations;

➤	Strengthening training for police and front-line justice sector workers to identify and potentially divert individuals with developmental disabilities from the justice system, directing them to more appropriate services when needed;

➤	Supporting more than 800 people with developmental disabilities who are inappropriately housed in hospitals, long-term care homes, shelters or correctional facilities in moving into suitable, safe homes in their community;

➤	Encouraging innovative housing solutions at the community level that will increase residential capacity and improve in-home supports, including respite for caregivers to alleviate the challenges associated with full-time care, allowing people to live at home longer; and

➤	Funding increases of more than $200 million over three years to over 350 community-based agencies to continue the delivery of high-quality services and enhance the capacity of service providers, ensuring long-term sustainability of the sector.

Through these additional investments, the government is building on its work over the past decade to transform the way it supports individuals with developmental disabilities.

36	Chapter I: A Plan for Care

Improving Autism Services

The prevalence of autism has grown among children and youth, with one in 68 identified with Autism Spectrum Disorder (ASD). To ensure that children and youth diagnosed with ASD and their families have the support they need to lead fulfilling lives, Ontario is providing the care needed through the Ontario Autism Program (OAP). Since 2017, the Province has been offering families services that are flexible, individualized and based on the needs and strengths of children and youth through an investment of over $500 million over five years.

Parents know their children’s needs best, and their engagement in the planning of care helps to ensure that services are reflective of their child’s goals, needs and strengths. As part of this investment, families are being given the choice of receiving services from a regional provider or receiving direct funding to purchase behavioural services for their child through a qualified provider. To ensure that families who choose the direct funding option have greater flexibility, the Province has increased the maximum hourly rate by 41 per cent to $55.

Ontario is investing an additional $62 million in the OAP in 2018–19 to expand current system capacity so that more children and youth can be served through increased behavioural intervention, family supports and training. To further support families, Ontario is making program enhancements that will improve the quality and delivery of OAP services. These include implementing a service provider list to help families choose a qualified OAP service provider, introducing new qualification requirements for clinical supervisors so families feel confident they will receive high-quality services by qualified clinicians, and increasing confidence with the implementation of a new quality assurance review process.

The OAP has been shaped by the voices of parents, service providers and other stakeholders, and will improve access to evidence-based services for families across the province, and provide families with greater consistency, choice and confidence in the services their children receive.

Improving Support in School for Children with Special Needs

Ensuring that elementary and high school students with special education needs have timely access to a professional assessment helps learners, families and educators better understand individual needs and chart a path to success.

Ontario is committed to further improving outcomes for the one in five students with special education needs. That is why the government is providing over $250 million in new funding over three years to address the current waitlists for special education assessments and improve access to special education programs and services in schools.

Chapter I: A Plan for Care	37

This investment will provide school boards with capacity to hire additional professional support staff and provide students and educators with the services they need through multidisciplinary teams at each school board, including psychologists, speech and language pathologists, social workers and behaviour specialists. This investment will help school boards address the current wait list for special education assessments by 2021–22, and transition resources over time to a more preventive, responsive approach.

The Province is also investing an additional $30 million in the next school year to support students with extraordinary high needs to be successful in school. This increase in the Special Incidence Portion (SIP) of the Special Education Grant supports the costs associated with education assistants, and helps to address the health and safety needs of both the students and others in schools. This new investment is equivalent to more than 500 education assistants.

In addition, the Province is enhancing autism supports in schools to help children transition to, and continue in, full-time school. The Province will continue to invest in after-school skills development program pilots to provide students with additional opportunities to develop targeted skills outside the instructional day and to better equip them for classroom success.

Building a Barrier-Free Ontario

Ontario continues to be a leader in accessibility to ensure that people of all abilities can move through life with confidence and independence. With passage of the Accessibility for Ontarians with Disabilities Act, 2005 (AODA), the government has established accessibility standards in five key areas of daily living: customer service, information and communications, employment, transportation, and the design of public spaces. New standards for the health care and education sectors are also under development. Moreover, the government recently hosted a stakeholder forum to begin the conversation towards a more accessible built environment in communities.

The implementation of the AODA has resulted in significant progress towards making Ontario a barrier-free province by 2025.

City of Stratford

Stratford has taken major strides in integrating accessibility within its community, while maintaining its historical design. Recent changes include making store entryways the same grade as sidewalks and implementing measures to improve accessibility at the market square. Additionally, an accessible walking park and picnic area have been added to the county archives building, which has also been retrofitted to include accessible research and meeting rooms.

38	Chapter I: A Plan for Care

Strengthening Income Security

Implementing Income Security Reform

Ontario is at its best when all members of society thrive and contribute to the economic well-being of their communities. While the province’s economy is strong, not all Ontarians are benefiting equally.

Providing support for those who need it most is a testament to Ontario’s commitment to care. That is why the government is moving forward with income security reform, a multi-year strategy that focuses on improving benefits and services so that everyone has the chance to live healthy, secure lives.

“ We have seen the human toll caused by the inadequacies in the current system, including the deprivation, despair and lost opportunities for individuals and families living in poverty. Higher health care, social services and justice system costs and lower revenues follow as a reminder of the poor outcomes people are experiencing. The bottom line is that poverty is expensive and costs us all.”

Income Security: A Roadmap for Change

Guided by the Income Security Reform Working Group’s report, “Income Security: A Roadmap for Change,” the strategy seeks to simplify social assistance programs and relieve administrative barriers faced by people accessing social assistance. Once implemented, these changes will increase benefits and reduce the burden of complex rules and reporting requirements for recipients and front-line staff. Eliminating punitive rules and simplifying the system will help build a culture of trust and collaboration. Through these changes, the government will ensure that social assistance programs can focus on providing early and appropriate supports that empower individuals and families.

Chapter I: A Plan for Care	39

As part of its multi-year plan, the government will simplify the structure of social assistance rates.

➤  Currently, people accessing social assistance who are living in an accommodation where they share meals or meal preparation facilities with others are considered boarders or lodgers, and may receive a lower rate compared to those who rent or own a home. To ensure fairness, those considered boarders and lodgers will be given the same rate available to recipients who are renters or own a home, starting in fall 2018. As a result, boarders or lodgers will no longer be subject to detailed questions about their living circumstances.

➤  Starting in 2020–21, a new standard flat rate will replace the current complex rate structure for recipients who rent or own a home, which currently includes separate basic needs and shelter rates. This change will eliminate the need for recipients to report housing cost details and increase income support for people experiencing homelessness.

Other Rule Changes

Limits on savings in Tax-Free Savings Accounts or Registered Retirement Savings Plans (RRSP) will be eliminated, starting in September 2018.

Limits on cash and other liquid assets will increase to $15,000 for singles and $20,000 for couples receiving Ontario Works and will be fully eliminated for those receiving Ontario Disability Support Program Benefits, effective during the 2019–20 fiscal year.

The duration of living together for the definition of a “spouse” will change from three months to three years, consistent with the Family Law Act. As a result, a social assistance recipient will be able to live with a partner to whom they are not married, for three years before the income and assets of the partner are considered in determining eligibility for social assistance.

The multi-year plan also includes action to improve the rates and supports available to people accessing social assistance, such as:

➤	Increasing Ontario Works and Ontario Disability Support Program (ODSP) rates by three per cent annually for the next three years, starting in fall 2018; and

➤	Other benefits and allowances, including the Personal Needs Allowance and Comfort Allowance, which are available to those residing in institutions, long-term care homes and emergency shelters, and will be increased by two per cent annually for the next three years, starting in fall 2018.

40	Chapter I: A Plan for Care

In addition, the government will help reduce barriers to employment for people accessing social assistance and help them keep more of their benefits by:

➤	Increasing the amount of employment income that can be earned without impacting social assistance benefits to $400 per month from the current $200 per month, starting in fall 2018.

➤	In 2019–20, further raising the amount that can be earned to $6,000 per year without impacting social assistance benefits. Calculating the earnings exemption on an annual basis will help stabilize incomes of people accessing social assistance and improve employment outcomes.

➤	Starting in 2020–21, the $6,000 per year exemption will apply to income from Canada Pension Plan Disability, Workplace Safety and Insurance Board or Employment Insurance.

In the spirit of reconciliation, the government will also take steps to increase Indigenous engagement in the design and delivery of social assistance programs. The government will:

➤	Work with urban Indigenous and First Nation partners to improve access to culturally safe Ontario Works and ODSP services in communities across Ontario;

➤	Engage with First Nations to co-design a new framework that will provide flexibility and build capacity for First Nation communities to deliver social assistance; and

➤	Expand eligibility for the Remote Communities Allowance to more First Nation communities, including those that are north of the 47th parallel or do not have year-round road access, starting in fall 2018.

As part of the multi-year plan, the government will develop a made-in-Ontario Market Basket Measure that could serve to inform future decisions about rate increases and reforms to the income security system.

Overall, the government will invest an additional $2.3 billion over the next three years to foster a system that is better able to support the diverse needs of those accessing social assistance.

Chapter I: A Plan for Care	41

Evaluating a Basic Income

The government is committed to identifying ways to improve the quality of life for people across Ontario. Studies have shown that living in poverty and working in precarious jobs can impact the health and well-being of individuals and their families. To develop evidence-based ways of supporting vulnerable people in today’s changing economy, Ontario launched a three-year Basic Income Pilot in spring 2017. The goal of the pilot is to test whether a basic income is a more effective and less intrusive way of providing income support, while improving food security, housing stability, physical and mental health, and access to health care. The pilot is also exploring the potential effect of a basic income on participation in education and employment.

“I have been working with many individuals that are in receipt of basic income. Without exception, they have expressed a sense of relief. The sense of freedom from stress and the subsequent feeling of having dignity in our community has made them all much better citizens and more confident in themselves.”

John Mills,

Hamilton Roundtable for

Poverty Reduction Member

As of March 2018, there are over 4,000 pilot participants,
including comparison group members, in Hamilton, Brantford and Brant County, Thunder Bay and surrounding area, and Lindsay.

Improving Food Security

Access to nutritious, affordable and culturally appropriate food should be a right, not a privilege. Research has shown that food security improves mental health, reduces risks of chronic disease and reduces health care expenditures. About 595,000 Ontario households experience some degree of food insecurity,3 disproportionately impacting low-income households, households led by single mothers and nearly half of First Nation people on-reserve.4

“Food security [is] a situation that exists when all people, at all times, have physical, social and economic access to sufficient, safe and nutritious food that meets their dietary needs and food preferences for an active and healthy life.”

United Nations Committee on World Food Security (CFS), 2001 State of Food Insecurity Report.

[3]	Valerie Tarasuk, Andy Mitchell and Naomi Dachner, “Household Food Insecurity in Canada, 2014,” Toronto: Research to Identify Policy Options to Reduce Food Insecurity (PROOF), (2016).
[4]	Chiefs of Ontario, “First Nations Regional Health Survey (RHS) Phase 2 (2008/10) Ontario Region Final Report,” (2012).

42	Chapter I: A Plan for Care

To complement the impacts of income security reform, the government is launching the Food Security and Climate Change Impact Fund. The Fund will harness great work already being done in communities across the province to identify and support community-led projects that will help reduce or enable the reduction of greenhouse gas emissions, including:

➤	Community-led initiatives, including food production activities such as community gardens, food distribution initiatives such as food hubs, and food skills and nutrition literacy programs;

➤	Indigenous-led initiatives, including encouraging traditional practices for food production, minimizing the impact of food production on the environment, and improving access to traditional foods and intergenerational knowledge sharing; and

➤	Initiatives that increase northern access to food through reducing costs and environmental impacts of the retailing, storage and transportation of food.

Budget Talks: Expanding Efforts to Reduce Food Waste from Retailers

This study was among the five most voted for ideas for funding through Budget Talks, an innovative online public consultation tool.

The amount of food wasted by society is staggering. Ontarians generate about 3.6 million tonnes of waste from food and organic materials annually — equivalent to about $12 billion — with more than 60 per cent sent to landfill.

This initiative will expand an existing 2017 Budget Talks food pilot, which intercepts food that would have gone to waste from businesses such as supermarkets, restaurants and hotels, and redistributes it through social service organizations to people in need.

The idea will receive a one-time investment of $1 million in 2018–19. Progress updates will be provided throughout the year at Ontario.ca/budgettalks

Chapter I: A Plan for Care	43

Investing in Affordable Housing

Everyone deserves a safe and affordable place to call home. When people have access to affordable and adequate housing, they can thrive in their communities and in their jobs. That is why the Province is investing more than $1 billion each year in affordable housing.

This ongoing investment in housing assistance and supports across Ontario includes funding that will help up to 6,000 families in need remain permanently housed — a major step towards the government’s goal to end chronic homelessness by 2025. This investment is targeted to help people in four priority areas: youth, Indigenous peoples, chronic homelessness, and those who are homeless following transitions from provincially funded institutions and services such as hospitals.

The Province is also committing $547 million over five years for repairs and retrofits that will help support the energy efficiency and long-term sustainability of social housing buildings. It will also help improve living conditions and fight climate change.

A strong and sustainable non-profit and cooperative housing system is essential to supporting social and economic inclusion for low-income Ontarians.

Ontario is investing $3 million to establish a Cooperative Housing Development Fund that will encourage the creation of new cooperative housing. The fund will facilitate proposal development for projects that could leverage federal funding. New cooperative housing developments will increase fairness in the housing market by creating mixed-income communities.

The redevelopment of Regent Park is one example of how Ontario is providing affordable housing in vibrant communities.

The Province is also working with the non-profit sector to help meet Ontario’s housing needs by providing $5.8 million over three years to Habitat for Humanity to establish a Build Factory in Burlington. At this facility, components for safe, decent and affordable homes will be assembled and transported to as many as 120 Habitat for Humanity construction sites across Ontario. This investment will increase the supply of affordable housing for low-income families, expand community partnerships, increase community engagement and reduce the environmental footprint of the building process.

44	Chapter I: A Plan for Care

Improving the Justice System

Continued Transformation of the Criminal Justice System

Ontario is transforming its criminal justice system to adapt to the ever-changing needs, circumstances and expectations of the people of Ontario. Many vulnerable and marginalized people pass through the criminal justice system due to a variety of complex socioeconomic, addiction and mental health factors. This makes it necessary to provide a holistic and integrated approach to divert vulnerable individuals away from the system through meaningful and early interventions.

Ontario is continuing its efforts to transform and modernize the criminal justice system by developing an integrated strategy that brings together various sectors, including health, social services and education. The goal is to achieve better outcomes, including prioritizing individuals’ rehabilitation and reintegration into the community.

In 2017, the government invested in increasing the number of judges, improving the bail system, adding more front-line corrections staff to enhance health and social supports. These investments have resulted in outcomes such as reducing the number of individuals remanded to correctional facilities, and increasing the number of cases with a bail determination made at the first court appearance. Moreover, there has been a nine per cent reduction in the number of cases that take more than 18 months to process.

In February 2018, the government proposed a new vision for the future of correctional services in Ontario. This would ensure public, inmate and staff safety and improve outcomes for vulnerable persons in contact with the justice system, and expand community-based responses to mental health, addictions and community safety. This includes:

➤	Setting rules around segregation aligned with international standards by phasing in time limits and prohibitions for vulnerable inmates, including pregnant individuals and those with a significant mental illness; and

➤	Increasing transparency and accountability by establishing an Independent Inspectorate to ensure compliance with the new legislation, regulations and human rights principles. Moreover, mechanisms would be established to review and adjudicate segregation cases of more than five days.

Chapter I: A Plan for Care	45

As Ontario works to expand prevention and diversion, the government is committed to collaborating with subject matter experts and community partners to develop a concrete plan to both enhance community safety and provide alternatives to incarceration. This includes new investments in:

➤	Hiring additional staff, including 176 correctional officers, 15 dedicated discharge planners, 120 new health care staff and 44 probation and parole officers to support efficient delivery of evidence-based services in the community;

➤	Investing in staff through enhanced training programs that include mandatory education on human rights, anti-racism, cultural competency, Indigenous rights, mental health and correctional best practices;

➤	Supporting adults with mental health and/or addiction issues involved in the justice system through increased access to community mental health and addictions services, including more supportive housing units, mobile crisis response teams, case managers and other therapeutic supports;

➤	Providing social navigators to support First Nation, Métis and Inuit people in connecting with culturally appropriate services to prevent re-contact with the justice system;

➤	Expanding bail beds in northern, rural and remote communities to provide community-based supervision for higher needs individuals who would likely otherwise be held in custody pending resolution of their criminal charge; and

➤	Building two new multi-purpose correctional centres in Thunder Bay and Ottawa.

Thunder Bay and Ottawa Correctional Facilities Construction of these modern facilities will help strengthen community safety:

•	Thunder Bay Facility — A new 325-bed multi-purpose correctional centre to replace the existing Thunder Bay Jail and Thunder Bay Correctional Centre; and

•	Ottawa Facility — A new 725-bed multi-purpose correctional centre to replace the existing Ottawa-Carleton Detention Centre.

The new modernized correctional facilities will help drive reform by creating venues for rehabilitation by developing much-needed programming space to create better outcomes for those in care and custody.

The Province is also investing in renovation projects of its aging correctional facilities to improve conditions and provide programming space for reintegration and rehabilitation activities.

46	Chapter I: A Plan for Care

Community Justice Centres

Ontario is investing in Community Justice Centres (CJCs) to improve the delivery of justice to vulnerable accused people and their families. These centres will improve outcomes for offenders and communities by addressing root causes of crime and criminal behaviour.

By moving away from the traditional courtroom setting, engaging in individualized risk and needs assessments, as well as co-locating and integrating service delivery of justice, health and social services, CJCs will improve outcomes for offenders and communities. Moreover, these centres will connect offenders to critical services that promote eventual reintegration — including substance abuse counselling, employment training and supportive housing — in order to help minimize incarceration by providing meaningful alternatives for low-risk accused.

Chapter I: A Plan for Care	47

CHART 1.4 **Community Justice Centres**

A long-term vision for a community justice hub that provides:

Courts
Community Partner Referrals
• Social Services
• Public Health
• Indigenous Organizations
• Employment
On-Site Services
Community Justice Centre
Justice Team
INTAKE/TRIAGE
Service Team
PERSON CHARGED
COMMUNITY MEMBER
POLICE CONTACT (NO CHARGE)
Justice Team
• Crown Attorney/Bail Vettor
• Duty Counsel/Bail Coordinator
• Victim Services Worker
• Probation and Parole
• Community Police Liaison Officer
• Bail Verification Supervision Program
• Indigenous Court Worker
Service Team
• Program Coordinator
• Triage Intake Worker
• Housing Navigator
• Primary Health Care Provider
• Restorative Justice Coordinator
• Indigenous Navigator
• Community Service Coordinator
• Mental Health and Addictions Provider
• Case Management Worker
On-Site Services
• ServiceOntario
• Drop-In Mental Health and Substance Abuse Services
• Peer and Family Support Programs
• Indigenous Programs and Supports
• Community Victim Support Worker
• Employment Training
• Social Networking
• Immigration Services
• Learning and Life Skills Programs
• Social Justice Tribunal Applications and Hearings
• Reintegration Support
Police and Embedded Crown
Police
Critical Referral Services
• Safe Beds/Bail Beds
• Detox Facilities
• Residential Addiction Treatment
• Supportive Housing

48	Chapter I: A Plan for Care

Following community consultations, CJCs will be established in Kenora, Toronto and London to meet the distinct needs of each community.

City of Kenora Community Justice Centre

Indigenous people account for about 90 per cent of the inmates in the City of Kenora. In partnership with Indigenous communities, Kenora’s CJC will aim to reduce the overrepresentation of Indigenous peoples in the criminal justice system by:

•	Reconnecting Indigenous peoples with their culture and language;

•	Providing trauma-informed support;

•	Supporting increased Indigenous leadership in the provision of traditional and restorative criminal justice practices; and

•	Exploring satellite justice hubs in Sioux Lookout and Timmins to maintain community connections and supports.

Toronto Community Justice Centre

Toronto’s Moss Park faces challenges in addressing the cycle of offending and victimization for marginalized people such as the homeless, and those with mental health or addictions issues. Toronto’s Urban Community Health and Justice Centre would focus on:

•	Improving the social determinants of health by promoting continuity of care;

•	Increasing harm reduction and therapeutic options; and

•	Facilitating increased information sharing and coordination of services between local agencies and service providers.

London Community Justice Centre

The City of London’s criminal justice system is overburdened with a large number of low-level offences. Young adults between 18 and 25 years of age account for one-third of criminal charges in London. London’s Youth-in-Transition Community Justice Hub would focus on young adults entering the criminal justice system, and would:

•	Address issues relating to mental health, substance abuse, education and employment for transition-aged young adults;

•	Be designed to reflect evidence-based data on young adult neurological and emotional development; and

•	Focus on education, training, life skills and employment.

Chapter I: A Plan for Care	49

Ending Gender-Based Violence

Society shares responsibility to prevent behaviours that compromise the safety of its citizens, and to provide care and support for survivors. Since 2011, the government has prioritized a commitment to end gender-based violence in Ontario, and displayed significant leadership through key strategies and investments, including:

➤	Domestic Violence Action Plan, which provided better community supports for survivors and training of front-line workers and professionals, created public education and prevention campaigns, and improved Ontario’s criminal and family justice systems;

➤	It’s Never Okay: An Action Plan to Stop Sexual Violence and Harassment, which helped change attitudes, improve supports for survivors who come forward about abuse, and made workplaces and campuses safer and more responsive to complaints about sexual violence and harassment;

➤	Walking Together: Ontario’s Long-Term Strategy to End Violence Against Indigenous Women, in which Ontario and Indigenous communities are coming together to end the cycle of violence, and ensure future generations of Indigenous women can live in safety and with respect; and

➤	Ontario’s Strategy to End Human Trafficking, which focuses on prevention and early intervention, and expanded and improved community services for survivors.

Between 2015 and 2017, there was a nearly 40 per cent increase in requests for sexual assault counselling in the Victim Quick Response Program, and as a result, demand for key services has increased.	One in three women and one in six men are affected by sexual violence.[5]

Ontario is building on its commitment to create a province free of gender-based violence through its comprehensive new strategy — It’s Never Okay: Ontario’s Gender-Based Violence Strategy — announced in March 2018. The Province is investing up to $242 million over three years to help support survivors and their children and to end the cycle of violence. This new strategy provides an overarching framework to respond to an increased need for core and culturally appropriate services such as shelters, counselling, sexual assault centres and assistance in navigating the court system; and to address further needs of survivors of gender-based violence.

5 Ontario. “Let’s stop sexual harassment and violence” (2016),

   https://www.ontario.ca/page/lets-stop-sexual-harassment-and-violence

50	Chapter I: A Plan for Care

It’s Never Okay: Ontario’s Strategy to End Gender-Based Violence will take action in four key areas:

➤	Improving services and supports for survivors, families and communities;

➤	Intervening early and effectively;

➤	Changing attitudes and norms; and

➤	Improving the justice system response.

In the wake of trauma from domestic violence, ensuring physical safety is the first step to helping women rebuild their lives. Through this strategy, up to 1,000 more women and children will have access to safe beds in shelters, at least 600 women will receive transitional housing supports and more individuals from diverse populations will receive inclusive, culturally appropriate services. To advance the creation of safe spaces for survivors, Ontario will provide investments that improve accessibility of shelters as well as more spaces at Indigenous shelters to increase access to culturally appropriate support.

Because violence is most likely to occur at a time of family breakdown, Ontario is increasing funding to help survivors navigate the family court process. This increased investment in the Family Court Support Worker Program will support survivors who may be at a heightened risk of violence. The Province is also increasing supports for Victim Services Programs that provide trauma-informed supports and crisis response to victims of crime, including domestic violence, sexual assault and human trafficking.

Supporting Survivors of Sexual Assault in Ontario’s Justice System

In 2015, Ontario launched an Action Plan to Stop Sexual Violence and Harassment, recognizing a growing need to combat sexual assault and harassment in our society. More recently, in part because of wide-scale movements and initiatives such as #metoo and Time’s Up, sexual assault has become a focal point of society, and there has been an increased demand to bolster support for legal advice and services for survivors of sexual assault.

In response to these increased needs, Ontario will expand its free independent legal advice program for survivors of sexual assault provincewide, empowering them to make an informed decision about their next steps after a sexual assault has occurred. Canada’s first dedicated LGBTQI2S Community Legal Clinic will be piloted to address unique legal needs and facilitate training on safer and inclusive spaces for more than 70 community legal clinics across Ontario.

In addition to victim services, the government is committed to breaking the cycle of gender-based violence at the offender level, with increased investments across all 53 Partner Assault Response Program providers.

The Province is also developing new policing standards on sexual assault and domestic violence investigations.

Chapter I: A Plan for Care	51

As many as 2,000 more women and children will get access to counselling, along with long-term support to transition from crisis to stability. Furthermore, a range of services including counselling and witnesses support services, will be expanded to intervene early with children and youth who have experienced the trauma of gender-based violence. Ontario is also increasing its investments in women’s centres. See Chapter II: Growing the Economy and Creating Good Jobs for more details. Through the expansion of the Mental Health and Addictions Strategy, the Province is also investing in targeted mental health supports for those who have experienced gender-based violence.

The government is also working to provide enhanced support for victims of gender-based violence in the workplace. Bill 148, the Fair Workplaces, Better Jobs Act, 2017, contains a specific provision for up to 15 weeks off without the fear of job loss in situations when a worker or their child has experienced or is threatened with domestic abuse or sexual violence. Professional development programs will be expanded to help employers and workers recognize and intervene in situations of violence.

Training on recognizing signs of domestic abuse or gender-based violence and understanding how to respond appropriately are increasingly necessary in the hospitality sector, postsecondary institutions, subsidized housing and child care. Workers within those sectors, such as servers, campus security guards, housing service managers and early childhood educators, will be given the training and tools they need to recognize signs of violence or abuse and appropriately intervene in their workplaces and with their clients.

Through these and other programs, the government is reinforcing its commitment to the people of Ontario — whether as employers, family members or workers — to help everyone identify domestic violence, sexual violence and harassment, help survivors and create an environment of safety throughout the province, ultimately bringing an end to gender-based violence.

See Chapter II: Growing the Economy and Creating Good Jobs for information relating to the government’s women’s economic empowerment strategy.

52	Chapter I: A Plan for Care

Chapter I: A Plan for Care	53

54	Chapter I: A Plan for Care

Introduction

Ontario’s economy has been growing at a strong pace and businesses continue to expand and thrive. The unemployment rate is at 5.5 per cent, the lowest in 17 years, and has been less than the national average for 34 consecutive months. The province’s real gross domestic product (GDP) growth has exceeded all G7 countries since 2014.

At the same time, the global economy is undergoing rapid change. The forces of technology and globalization are transforming the labour market, creating immense challenges and opportunities. Over the past four years, Ontario has directly met these challenges, resulting in strong economic growth that positions the province to continue to prosper over the long term. However, not everyone is experiencing the benefits of this growth equally.

People need good jobs, not just work for the time being, but jobs that provide stability, income certainty and a path to prosperity. A vibrant private sector and market forces alone are not enough to ensure this prosperity. That is why over the last number of years the government has been forging ahead with strategic investments in key sectors, alongside investments in skills and training that better equip the people of Ontario to compete globally. It is also why the Province is investing in ways that directly support people. Whether ensuring that every major infrastructure project has a community benefits agreement in place, or finding ways to increase the amount of goods and services that government procures from small and medium-sized enterprises, the Province is working to make growth across Ontario more inclusive.

More than 800,000 jobs have been created since the recessionary low, with almost 18,000 manufacturing jobs created in 2017. Ontario’s actions that support these high levels of growth include:

➤	Maintaining a competitive general Corporate Income Tax (CIT) rate;

➤	Reducing the small business CIT rate from 4.5 per cent to 3.5 per cent;

➤	Regional economic development funds that since 2013 have helped to create and retain about 64,000 jobs across the province;

➤	Creating and retaining more than 36,000 jobs through the Jobs and Prosperity Fund;

➤	Supporting women’s economic empowerment, including enhanced representation on boards;

➤	Increasing pay and workforce transparency;

➤	Making it easier to enter the labour market and find a good job, through apprenticeship modernization;

Chapter II: Growing the Economy and Creating Good Jobs	57

➤	Transforming student assistance, making tuition free for over 225,000 students and making the Ontario Student Assistance Program (OSAP) more generous for middle-income families and for mature students, with over 14,000 sole-support parents benefiting from OSAP in 2017–18 alone; and

➤	Making an historic investment in adult education and essential skills through the Lifelong Learning and Skills Plan, to help every person get the skills they need to succeed.

The government’s consistent and strategic investments in jobs and skills have created an economy with strong foundations. In doing so, the province has overcome many challenges and adapted to new circumstances in this rapidly changing world.

But in 2018, it is more apparent than ever that Ontario faces new challenges. The pace of globalization and automation continues to accelerate. A rising tide of U.S. protectionism creates uncertainty and new competitive pressures. Climate change also means changes to the way business and communities will work.

Ontario must face and overcome these challenges with the same relentless energy and care that it has over the past decade, seizing all opportunities.

The government’s Good Jobs and Growth Plan builds upon the Province’s successful economic and skills agenda of the past 10 years — updating that agenda to reflect the realities of the rapidly changing times, taking into consideration an ever-evolving global economy and leveraging the work of the government’s Global Trade Strategy. One of the major pillars of Ontario’s Global Trade Strategy is diversifying trade relationships. Whether that is taking advantage of existing free trade agreements, or fostering relationships at a subnational level with U.S. states, Ontario will lead the way and support its businesses as they grow and expand globally.

Through the Good Jobs and Growth Plan, and other priority investments, the government will continue to invest in the training and skills that the people of Ontario need to compete in a global economy. It will continue to pave the way for Ontario’s transition to a low-carbon economy. And it will commit support to the sectors that form the pillars of Ontario’s economy, while making investments in high-potential firms and key industries for future growth.

In these ways, Ontario is already responding to the changes arising from developments such as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP), U.S. tax reforms, and continued uncertainty regarding the trade relationship with the United States under the North American Free Trade Agreement (NAFTA).

However, continuing developments may mean Ontario needs to take further action. While the Province continues to devote significant efforts towards a successful outcome in the NAFTA renegotiations, Ontario believes that the responsible and prudent course of action is to plan and prepare for all scenarios and outcomes.

58	Chapter II: Growing the Economy and Creating Good Jobs

Introducing a Good Jobs and Growth Plan

Ontario is facing new economic challenges as a result of rapid technological change, increased global competition and uncertainty surrounding trade negotiations. To remain competitive, flexible and responsive, in the face of these and other challenges, the Province is introducing a Good Jobs and Growth Plan with $935 million in new investments over the next three years as well as long-term infrastructure investments. Through this plan, Ontario will build upon and strengthen its economic foundations, support the development of local talent and entrepreneurs, and encourage the growth of businesses while ensuring that more people across the province benefit from economic growth and prosperity.

Chapter II: Growing the Economy and Creating Good Jobs	59

Building Ontario’s Talent Advantage

Providing access to lifelong learning and skills upgrading ensures that all Ontarians have the opportunity to grow, find a good job, achieve their potential and support a healthy economy. Having a highly skilled workforce is essential to Ontario’s competitive advantage and to economic growth and prosperity.

This is why, as part of the Province’s Good Jobs and Growth Plan, Ontario is investing $411 million over three years in its strongest asset — its people.

Ensuring that Ontario remains competitive

This Brampton high school student and teacher are working on a model of downtown Toronto, produced by 3D printing.

and adaptable means that employers and training and education institutions must be increasingly working together to ensure that students, job seekers and workers are being prepared with in-demand skills and experience to equip them for the jobs of today and tomorrow. This includes quality postsecondary education, a modernized robust apprenticeship system, and a flexible employment and training system.

Investing in Industry Partnerships and Innovation at Postsecondary Institutions

At the heart of Ontario’s talent advantage are Ontario’s world-class colleges and universities — providing the foundation of a highly skilled workforce. Over the next three years, the Province will provide $132 million to support innovative programming that responds to the needs of students and employers in this changing economy and labour market. This investment will:

➤	Strengthen their partnerships with local employers to provide more students with hands-on experiential learning opportunities;

➤	Provide more dual curriculum opportunities that partner with employers to create flexible postsecondary programming with intensive experiential learning components, including paid employment for students; and

➤	Increase the number of science, technology, engineering and mathematics (STEM) graduates by 25 per cent, to ensure that the province’s diverse, educated and innovative workforce continues to help globally recognized technology companies grow.

60	Chapter II: Growing the Economy and Creating Good Jobs

Dual Curriculum — Shopify and Carleton University

Carleton University is currently working with Shopify as its initial Industrial Partner in its Bachelor of Computer Science (BCS) Honours Industrial Applications internship option — an example of a new dual curriculum program.

Students in the internship option program are full-time BCS students and paid by Shopify. At the end of four years, students earn an Honours BCS degree from Carleton and gain work experience with a leading software development company.

Supporting More Responsive and Flexible Skills Training

The government has heard from employers, workers and job seekers about the need for better connection and communication between trainers, educators and employers in order to meet workers’ and employers’ skills needs.

As a result, the government will invest $30 million to enhance the capacity of colleges, universities and other training providers to work closely with employers in key sectors across the province. These programs will train workers and job seekers with in-demand skills and credentials required to secure a job, adapt to changing technology, or advance to a better job and help their company grow. Programs may include short term training, technical skills upgrading, on-the-job training and other methods that provide employers and their workforce with skills to compete and advance.

Boosting Hands-On Learning Opportunities

Studies have highlighted how experiential learning can contribute to career readiness[1] by providing hands-on, real-world learning. It also helps employers train and recruit the next generation of talent, and provides students and graduates an opportunity to build connections that often lead to employment opportunities.

Experiential learning provides students with practical, hands-on experience and education, facilitated and supported by a college or university for credit.

This type of learning can take many forms — such as co-op programs and internships, class projects working directly with employers or researchers, or participation in entrepreneurship programs.

[1]	RBC, “Addressing the Catch 22: RBC Career Launch Applicant’s Recommendations for Improving School-to-Work Transitions,” (2016).

Chapter II: Growing the Economy and Creating Good Jobs	61

In 2017, the government made a significant investment in experiential learning opportunities when it launched the Career Ready Fund that will help create over 70,000 new experiential learning opportunities for postsecondary students between 2017–19. Ontario is investing an additional $12 million to extend the Career Ready Fund to 2020–21, supporting 28,000 more experiential learning opportunities for students and employers.

Niagara College – Virtual Dementia Tour

The Career Ready Fund will help Niagara College offer students a Virtual Dementia Tour — an experiential training program using simulations to help students understand the behaviors and needs of people living with dementia and the challenges of working with dementia patients.

Through this project, over 1,000 students will have the opportunity to become more compassionate and skilled at working with those with dementia, and will be able to incorporate the lessons they learned into future school and work opportunities, as well as everyday life.

St. Clair College – Skilled Trades Regional Training Centre

St. Clair College will provide more work integrated learning opportunities for engineering and skilled trades students through its Skilled Trades Regional Training Centre, which manufactures parts for the tool and mold industry.

The Centre offers a unique 46-week program in CNC (Computer Numerical Control) machining that focuses on learning experiences that extend beyond the traditional classroom. After initial training, students move to the shop floor to incorporate newfound academic learning with hands-on experience. Students produce parts for companies that hire students upon program graduation.

Modernizing Ontario’s Apprenticeship System

Ontario’s apprenticeship system has trained over 68,000 people and certified 9,800 trade professionals annually over the past three years. Apprenticeship is the original experiential learning model, providing apprentices with the ability to “earn while they learn,” leading to industry recognized certification, and is a critical pillar of Ontario’s postsecondary education system. Ontario’s apprentices receive 85 to 90 percent of their training in paid on-the-job settings with the remaining portions done through in-class learning in colleges and union-based training centres.
Apprenticeships offer opportunities to receive on-the-job training that lead to secure jobs in skilled trades.

62	Chapter II: Growing the Economy and Creating Good Jobs

Ontario’s skilled trades create careers leading to secure jobs and a good quality of life, and are also vital to the health and growth of the economy. Building on consultations across the province, the government is investing $170 million over three years in the new Ontario Apprenticeship Strategy.

This investment will include:

➤	Expanding the Ontario Youth Apprenticeship Program (OYAP), providing more high school students with trades-related hands-on learning opportunities;

➤	Improved guidance counselling resources and local labour market information for students, parents and educators;

➤	A new grant to promote pooled group sponsorship models for apprentices;

➤	A Local Apprenticeship Innovation Fund to increase opportunities for apprentices and encourage engagement within the apprenticeship system across Ontario, as well as support regional, local or sector-specific pilots where there is demonstrated market need; and

➤	Continuing education opportunities for trade professionals.

Office of Apprenticeship Opportunity

Ontario is launching a new Office of Apprenticeship Opportunity to support apprentices from underrepresented groups and to build an inclusive, diverse apprenticeship system. The Office will be informed by best practices from other jurisdictions.

The Office’s actions will support changes in workplace culture that will create a welcoming, supportive environment for all apprentices by partnering with employers and unions to improve entry pathways into the apprenticeship system, support retention, and increase completion rates for apprentices from underrepresented groups.

Chapter II: Growing the Economy and Creating Good Jobs	63

Establishing the Ontario Training Bank

Ontario has one of the most highly skilled workforces compared to any country in the Organisation for Economic Co-operation and Development (OECD).2 To maintain the strength of the workforce, it is critical that employers have access to the talent they need to grow and compete, and that workers and job seekers have the opportunity to upgrade their skills to start a new career, or advance to a new or better job along their career path. That is why the government will invest an additional $63 million over three years to create the first Ontario Training Bank to serve as a one-stop shop for employers, job seekers and workers to access the skills training that meets their needs. The new Ontario Training Bank includes a refreshed set of services and programs3 that will:

➤  Help employers invest in the skills of their workers, and come together to train and recruit new talent;

➤  Provide workers with the ability to grow in their jobs and adapt to technological changes;

➤  Provide employers with access to essential skills upgrading, including digital literacy for their workers at no cost to the employer;

➤  Provide job seekers with support to access quality training to secure in-demand jobs and meet employers’ hiring needs; and

➤  Bring employers, industry associations and training providers together to develop skills programs that are tailored to the needs of the local economy.

Ontario is providing applied and experiential learning experiences to train skills and build a talent pipeline.

2	OECD, Education at a Glance 2017: OECD Indicators, (OECD Publishing, 2017), http://dx.doi.org/10.1787/eag-2017-en
3	This includes Second Career and the Canada–Ontario Job Grant, as well as more recent sector-focused programs, including SkillsAdvance Ontario and the Sector Partnership Planning Grant.

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Employer Partnership Training Fund

The Employer Partnership Training Fund, as part of the Ontario Training Bank, will replace the Canada Ontario Job Grant. The refreshed program will encourage employees to implement training programs to meet their hiring and skills needs, and also make it easier for small and medium-sized employers to access the fund. The new program, effective April 1, 2018, will:

•	Incentivize employers to team up so that higher value training can be delivered across a number of employers to support hiring and skills needs.
•

Simplify contribution requirements to reduce administrative burden for employers as well as service providers. Large employers who have greater capacity to invest in training will have higher cost-sharing contributions, thereby also freeing up resources to support more small and medium-sized employers.

Developing Employer-Focused Sector Strategies

As part of the Ontario Training Bank, the Province will expand and enhance SkillsAdvance Ontario (SAO), through an investment of $30 million over two years, to maintain the growth and sustainability of critical sectors. SAO works to support local employers in key sectors to develop customized training programs that fill employers’ skills needs, help people find employment, and provide skills upgrading for workers. The program also provides training for vulnerable job seekers, including the long-term unemployed, persons with disabilities, Indigenous peoples, newcomers, at-risk youth and others, to provide access to in-demand jobs.

There are currently five SAO projects operating across the province in support of approximately 700 participants. These sector-focused projects are in the construction, hospitality, automotive manufacturing, general manufacturing and energy sectors.

Modernizing Ontario’s Employment and Training System

The government currently invests more than $1 billion annually in a range of employment and training programs, supporting approximately one million Ontarians to improve their skills and help them find jobs, as well as assist employers in addressing their workforce needs.

Working in partnership with stakeholders, the government will modernize Employment Ontario services to better align supports with the needs of the local economy. This initiative will focus on key sectors, local labour market planning, and on helping job seekers and workers get the skills and support they need to find sustainable employment and advance in their careers.

Building on the Access Talent strategy, the modernized employment services will also provide better access to programs and information for persons with disabilities in Ontario.

Chapter II: Growing the Economy and Creating Good Jobs	65

Making Labour Market Information Accessible

Having access to accurate and timely labour market information (LMI) is integral for students, career counsellors and job seekers to help them make career and education decisions. The government launched a new LMI website in 2017 that provides new data about the current demand for jobs, and more regional information about job vacancies.

Beginning in spring 2018, Ontarians will have access to real time, local labour market information through the government’s refreshed LMI website. This will help students, job seekers and employers make better decisions about their workforce and career goals using current and localized information.

Profile of an LMI Website User
Andrea, a college student studying graphic design, uses Ontario’s LMI website to:
•	Find out how much she can expect to earn after she graduates.
•	See which industries graphic designers are working in.
•	Identify how many graphic designers are self-employed.
•	Build her resume and portfolio based on employer requirements.
Ontario’s LMI website can be found at ontario.ca/labourmarket.

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Making Postsecondary Education More Affordable

Providing Transparent, Timely and Targeted Financial Assistance to Students

The government is enhancing the postsecondary education and training system to make it more accessible and better able to prepare students to succeed in meeting the demands of a changing economy. A student’s access to learning should not be based on their ability to pay. For this reason, Ontario is reducing financial barriers for students from low- and middle-income families so they can pursue postsecondary education.

Ontario introduced the new Ontario Student Assistance Program (OSAP) beginning in fall 2017, providing more transparent, timely and targeted financial assistance to students with the greatest financial need. In the 2017–18 school

Ontario is making postsecondary education affordable by offering free tuition to over 225,000 college and university students.
year, over 225,000 college and university students are receiving free tuition, and approximately another 175,000 are receiving generous grants and loans from OSAP. Almost all students who receive OSAP get some or all of their funding as a grant — money they will never have to pay back.

Impact of OSAP Transformation
The new OSAP is making it easier for more students to access and afford postsecondary education:
•	Since 2016–17, the total number of OSAP awards increased by 16 per cent to about 420,000 recipients.
•	Over 95 per cent of students who are receiving OSAP have some grant funding this year.
•	Two in three full-time students at public institutions in Ontario will receive OSAP this year.
•	In 2017–18, three-quarters of all full-time OSAP recipients attending college have free tuition, while half of all full-time OSAP recipients attending university have free tuition.
•	Over 14,000 sole support parents are receiving OSAP this year, of which about 13,500 are single mothers.

Chapter II: Growing the Economy and Creating Good Jobs	67

Making Postsecondary Education More Affordable through Changes to Parental and Spousal Contributions

Students applying for OSAP starting in fall 2018 may be eligible for more grants and/or loans. The government is reducing the amount parents are expected to contribute towards their child’s education. This means that students from middle-income families will find it easier to qualify for OSAP and will receive more financial assistance. For example, a dependant arts and science student in a typical family whose parents earn $90,000 per year could receive an additional $3,200 in OSAP assistance (both loans and grants) because of these changes.

Ontario is also reducing expected spousal contributions, making it easier for married students to receive OSAP. For example, a married student with one child whose spouse earns $30,000 per year could receive almost $3,000 more in OSAP grants per year because of these changes.

Making Students’ Assistance More Timely and Transparent

To help students and parents better plan for school, the government launched the OSAP application earlier than ever in November 2017 for enrolment in the 2018–19 school year. Providing information about financial assistance at the same time as school applications are submitted reduces the stress and anxiety of applying for school, and will encourage more current and prospective students to apply for financial assistance.

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Simplifying the Payment Process for College and University

Partnering with colleges and universities across the province, in the 2018–19 school year, the government is introducing net tuition billing. Net tuition billing means that a student will receive one bill from their institution, which has already subtracted the amount of OSAP grant and loan funding and potential aid received from their school. This means that the student will only be billed for what they actually owe once OSAP and institutional aid are subtracted.

Increasing Access to Postsecondary Education for Underrepresented Groups

Financial barriers to education can be more significant for students from low-income families, Indigenous students, mature students and students with dependants.4 Making sure that finances are not a barrier to pursuing postsecondary education is critical to ensuring that all Ontarians can achieve their potential. The new OSAP system has made postsecondary education and training more affordable and accessible for hundreds of thousands of Ontarians, especially those who face some of the greatest barriers.

[4]	Kathryn McCullen, Centre for Education Statistics, Statistics Canada, “Postsecondary Education Participation among Underrepresented and Minority Groups,” Education Matters: Insights on Education, Learning and Training in Canada, 81-004-X, Vol. 8 no. 4, (December 14, 2011).

Chapter II: Growing the Economy and Creating Good Jobs	69

Saving Students Money through Open Textbooks

Ontario is also supporting the creation and development of free online textbooks and educational resources for students to make college and university more affordable and accessible. This initiative allows students and faculty to browse, view and download free textbooks for use in their courses.

The $1 million Ontario Open Textbooks Initiative, launched in June 2017 in partnership with eCampus Ontario, focuses on Ontario-specific content in areas where the most significant impact and cost savings for students can be realized, including high-enrolment first-year courses, French-language content, content for Indigenous studies, trades and technical skills content, and content for new Canadians.

The current library collection has amassed over 230 textbooks, and anyone from across the province can view and download the open materials for free (openlibrary.ecampusontario.ca). The Open Textbook Library addresses two key barriers to education — access and affordability — and since the library’s soft launch in May, more than 5,270 learners have saved over $520,000.

Recognizing Indigenous Institutes

Ontario recognizes the importance of bridging the postsecondary attainment gap for Indigenous peoples, as well as improving Indigenous access to, and success in, the postsecondary education sector. Ontario’s nine Indigenous Institutes are essential to this effort, offering pathways for over 1,000 Indigenous and non-Indigenous learners to earn a diploma, certificate or degree that reflects Indigenous knowledge, cultures and languages.

The Indigenous Institutes Act, 2017, was passed to support a new pathway for Indigenous students to earn a diploma, certificate or degree. The legislation recognizes that Indigenous Institutes play a unique role in Ontario’s postsecondary education system by providing accessible education and training to Indigenous students in culturally responsive learning environments. The legislation also supports Indigenous Institutes as a complementary pillar to Ontario’s postsecondary education system — alongside the province’s 45 publicly funded colleges and universities.

Recognizing Indigenous Institutes builds on the Province’s historic $56 million investment in Indigenous learners, announced in the 2017 Budget, as an important part of a thriving postsecondary system and a key step towards reconciliation with Indigenous peoples in Ontario.

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Investing in Postsecondary Education Infrastructure

Ontario’s postsecondary institutions play an important role in equipping students with the skills, knowledge and competencies required to succeed in a rapidly changing social, economic and technological world. Ensuring that postsecondary institutions across the province are equipped with the right space and technology is important to delivering quality higher education. To support this, the Province will provide more than $3 billion in capital grants to postsecondary institutions over the next 10 years.

Population growth in Ontario has been, and is expected to continue to be, concentrated in a number of large urban areas, especially in communities such as York, Peel and Halton. To respond to this growth, the Province is investing in Major Capacity Expansion projects, which include new university-led postsecondary sites in Markham, Brampton and Milton.

Major Capacity Expansion in Ontario

A new York University campus in Markham — the first university campus in York Region — will expand postsecondary education opportunities for students and families and help equip students with the skills they need for the jobs of today and tomorrow. The new university campus will serve an estimated 4,000 students in York Region. The campus will offer fields of study that include engineering, science, arts, media, liberal arts and environmental studies, and provide students with opportunities for research, experiential learning and collaboration to help them prepare for the highly skilled jobs of the future.

Enhancing the Commitment to Modernize Postsecondary Institutions

In addition, over the next three years, the Province will more than double the funding under the College Equipment and Renewal Fund — with an increase from $8 million to $20 million per year. This investment will provide colleges with support to invest in cutting-edge equipment and technology to ensure students’ skills are aligned with the tools industry is using today. The Province will provide a new investment of over $500 million starting in 2020–21 to help renew and modernize Ontario’s university and college campuses. Investments will support institutions to update classrooms and labs, and undertake facility retrofits and other renewal projects to enhance students’ learning experience.

To meet this commitment, the Province will collaborate with universities and colleges to identify opportunities for specific investments in facility renewal that enhance the student experience.

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Giving Students a Strong Foundation

Students should have the best learning experiences and opportunities to grow to be prepared for their careers and the futures they aspire to. Ontario’s publicly funded education system is recognized as one of the best in the world. This is demonstrated by the 20 per cent increase in high school graduation rates since 2004. This is why the Province continues to work with education partners and parents to help all students achieve their potential and succeed, not only in the classroom, but in their communities and their future careers.

Preparing for Success in High School

Ontario is committed to ensuring that all students are equipped to explore pathways to apprenticeship, college, university and the workplace.

Students, parents, and educators have identified Grades 7 and 8 as crucial years where greater support is needed. That is why the government will invest more than $120 million over the next three years to help students prepare for success in high school by ensuring that flexible supports are available in response to local needs and priorities.

Career guidance has been shown to be a mechanism that promotes lifelong learning and improved education and employment outcomes.5 The Province’s investment will fund over 450 new guidance teachers who will help students engage in career and pathways planning. This would enable school boards to nearly double the number of elementary guidance teachers and offer their Grades 7 and 8 elementary students the same access to guidance teachers as students in secondary school. The targeted investment will help support teachers to:

➤	Prepare students for their academic transition to high school;

➤	Engage students in experiential learning that provides exposure to role models and positive examples of a diversity of careers; and

➤	Encourage high expectations for all students and facilitate exploration of all pathway options.

Increasing the number of guidance teachers will give more students greater access to timely support that is tailored to their needs in the areas of personal, interpersonal and career development.

[5]	Ronald G. Sultana, “Guidance Policies in the Knowledge Society: Trends, Challenges and Responses across Europe,” Cedefop Panorama Series; 85A, (2004).

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Experience Ontario

Ontario’s future economy will depend on a highly skilled workforce. By helping more students make a purposeful and successful transition to postsecondary education, Experience Ontario will continue to help more young people in reaching their full potential, through individualized career coaching, as well as career and postsecondary education exploration opportunities in communities across the province.

Refreshing Curriculum and Assessment to Support Student Achievement

To help every student reach their full potential, Ontario is launching an ambitious multi-year initiative to modernize curriculum and assessment tools from kindergarten to Grade 12 so that they are culturally relevant, measure a wider range of learning, and better reflect student well-being and equity.

Ontario’s updated school curriculum will be developed through public consultations with the goal of improving student achievement in core skills, such as math and literacy. An updated curriculum will also emphasize transferable life skills such as communication, problem-solving, critical thinking and creativity that can help students thrive as they grow up in a changing, interconnected world.

Investing in Students’ Learning through a Renewed Math Strategy

Math is a critical requirement for the jobs of today and tomorrow. The government is committed to help support students across the province achieve better results in mathematics through the Renewed Math Strategy, launched in 2016. This strategy includes:

➤	Every elementary student receiving 60 minutes each day of math instruction;

➤	Up to three math lead teachers in all elementary schools;

➤	Parent resources to support learning at home; and

➤	Better access to online math resources and free tutoring.

Chapter II: Growing the Economy and Creating Good Jobs	73

Enhancing Education in Career/Life Planning

Ontario’s secondary schools provide important pathways and learning opportunities for students to develop the competencies needed to pursue fulfilling careers. Ontario is enhancing the Grade 10 Career Studies course, introducing learning on financial and digital literacy, as well as expanding hands-on learning opportunities that will better prepare students to succeed in a rapidly changing economy. The course will enable Ontario’s youth to plan and create budgets, develop resources to support the transition into the workforce, make connections with local entrepreneurs and employ effective online research strategies.

Preparing Secondary School Students for the Workforce

Preparing Ontario students for the jobs of today and tomorrow is part of the government’s plan to create jobs, grow the economy and help people in their everyday lives. The Province has taken the following steps:

•  In March 2017, Ontario launched 29 pilot projects across the province for the Career Studies course.

•  More than $10 million per year for four school years has been invested to help schools create more experiential learning opportunities for students.

•  Since 2014, Ontario has funded close to 300 Experiential Learning pilots across the province, helping students explore a wide array of career opportunities both inside and outside the classroom.

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Growing the Specialist High Skills Major Program

Ontario’s world-class education system provides students with the skills and training needed to be successful. However, graduates often face challenges landing their first job due to a lack of work-related experience. The Province is working to close the career-readiness gap by continuing to invest in the Specialist High Skills Major (SHSM) program. The SHSM program enables students in Grades 11 and 12 to focus their learning on a specific economic sector, while meeting the requirements for the Ontario Secondary School Diploma, and assists in their transition from secondary school to apprenticeship training, college, university or the workplace. In June 2017, the Province announced the expansion of the SHSM program to introduce 17,000 more students, over the next three years, to career options while obtaining their high school diplomas. Approximately 50,000 students are currently enrolled in almost 1,900 SHSM programs at over 700 high schools in Ontario.

SHSM Case Study: Transportation Sector, Workplace and Apprenticeship Pathway

A Grade 11 student completed a cooperative education placement at a local car dealership, assisting the automotive service technician with oil changes and brake service on cars. The student developed communication skills through working with others and problem solving skills by working with co-workers and customers on a daily basis.

The student felt that their SHSM experience helped reassure them that this was the right path for them and went on to pursue an apprenticeship in the automotive industry after high school. Their advice for other students is to participate in a work-based learning program like SHSM to learn about a career prior to investing time and money on an educational path and finding out it was not right for them.

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Enhancing Access and Engagement through Digital Learning

Graduates are entering a world that is more globally connected and technologically engaged than ever before. Expanding digital learning opportunities will better prepare students to succeed in a rapidly changing economy by providing them with the knowledge and tools employers are looking for.

Improving access to digital learning resources enables more students and educators to build their digital skills and take advantage of high-quality online courses, regardless of where they attend public school.

That is why the Province is improving access to high-speed Internet at publicly funded schools. Ontario is connecting an additional 250,000 students at approximately 850 schools with high-speed Internet access by the end of 2018, and is on track to bring high-speed Internet access to every classroom by 2021.

Ontario is creating engaging places to learn for all students through innovative technology and digital learning.

In addition, the Province is building students’ digital skills with investments in new classroom technology. Through the Technology and Learning Fund, students across the province are experiencing a wide range of digital learning opportunities, including robotics and coding activities, assistive technologies and digitally facilitated connections with other students, classrooms, schools and experts, across Canada and the world.

Improving Access to High-Speed Internet

More than 70,500 Ontario students in 181 schools have already benefited from the government’s ongoing investment in secure and accessible broadband Internet. The government is investing in new fibre optic infrastructure to connect schools to an Internet service provider and improving network capacity to handle large amounts of data required to use new technologies in the classroom.

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Focusing on Well-Being, Equity and New Approaches to Learning

Growing evidence demonstrates that student well-being is an important element of overall student success.[6] That is why the Province is committed to programs, both inside and outside the classroom, to help improve well-being and equity for students and staff. Initiatives include:

➤  Investing an additional $21 million over three years to provide students with access and exposure to arts education in dance, drama, music and visual arts.

➤  Investing $49 million over three years, as announced in September 2017, to develop and strengthen programs that improve students’ cognitive, emotional, social and physical development.

To promote student success, Ontario is developing programs to address students’ overall well-being.

➤	Implementing the first Ontario Education Equity Action Plan, a roadmap to identifying and eliminating discriminatory and systemic practices, barriers and biases from schools and classrooms.

➤	Developing an Education Accessibility Standard to help address barriers that prevent students with disabilities from reaching their full potential, and further support their ability to participate in society and the job market.

➤	Collaborating with First Nation, Métis and Inuit partners to develop a revised curriculum for all students that reflects the contributions, cultures and perspectives of Indigenous peoples. The new curriculum for Grades 4 to 10 will be implemented in all schools starting in September 2018.

➤  Investing $10 million over two years, starting in 2017–18, in the revitalization of Indigenous languages through 40 community-led programs, including language camps, Indigenous language immersion programing and the creation of curriculum, games and apps to support language learning.

Ontario is home to six Indigenous language families — Anishinaabek, Onkwehonwe, Mushkegowuk, Lunaape, Inuktitut and Michif, which include over 18 unique languages and dialects.

[6]	Ontario Ministry of Education, “Ontario’s Well-Being Strategy for Education: Promoting Well-Being in Ontario’s Education System,” (2017), http://www.edu.gov.on.ca/eng/about/WBdiscussionDocument.pdf

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Budget Talks: Edible Garden Programs in Elementary Schools

This pilot was among the five most voted for ideas for funding through Budget Talks, an innovative online public consultation tool.

Up to 190 elementary schools across the province will receive one-time grants as a part of this funding so they can partner with local organizations to create edible gardens during the 2018–19 school year.

Edible gardens support student well-being and align with the government’s approach to healthy schools.

The idea will receive a one-time investment of $1 million in 2018–19. Progress updates will be provided throughout the year at Ontario.ca/budgettalks

Investing in Schools

Across the province, Ontario is investing almost $16 billion in capital grants over 10 years in new and improved schools, which will help deliver high-quality programs and increase student achievement and well-being. These capital investments are essential to address enrolment growth, renovate schools and ensure students across the province have fair access to quality education infrastructure.

Since 2013, the government has made a historic $9.1 billion investment in capital funding for school boards to support more than 160 new schools and more than 460 investments in school infrastructure, building or rebuilding one in six schools in Ontario, and enabling school space to become community hubs.

Over 1,400 student spaces were created at St. Mary’s College in Sault Ste. Marie as a result of investments in new school construction.

In 2018, the Province is investing an additional $784 million in new builds, additions and upgrades to 79 schools. These investments will ensure that students across the province have fair access to higher quality education and learning spaces.

Ontario will also continue with its commitment in school renewal by investing $1.4 billion in both the 2017–18 and 2018–19 school years. This is in addition to the $2.7 billion that was provided between the 2015–16 and 2016–17 school years. These investments will result in critical improvements to key building components that ensure student safety and improve energy efficiency.

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CHART 2.3 Examples of School Projects Recently Approved

North

New Schools

The **Blind River Elementary and Secondary School** will serve 329 students from junior kindergarten to Grade 12 and will include a child care and an EarlyON child and family centre.

Eastern

New Schools

The **Stittsville Secondary School** will serve 1,353 students from Grades 7 to 12 to address growing enrolment in the area.

Additions/Renovations

Holy Name of Mary Catholic Elementary School in Cornwall will receive an additional 144 pupil places to address growing enrolment in the area. The project includes the addition of a child care centre.

Southwestern

New Schools

The elementary and secondary school in Forest will serve 1,024 students from junior kindergarten to Grade 12 and will include a child care and an EarlyON child and family centre.

Additions/Renovations

St. Mary's Catholic Elementary School in Listowel will receive an additional 49 pupil places to address growing enrolment in the area. The project includes the addition of a child care and an EarlyON child and family centre.

Central

New Schools

The **école secondaire catholique Vaughan** will serve 407 students from Grades 7 to 12 to address growing enrolment in the area.

The **replacement Elementary School in Beaverton** will serve 326 students from junior kindergarten to Grade 8 and will include a child care and an EarlyON child and family centre.

Additions/Renovations

Bishop P.F. Reding Catholic Secondary School in Milton will receive an additional 609 pupil places to address growing enrolment in the area. The project includes the addition of a child care centre.

Source: Ontario Ministry of Education.

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Welcoming Immigrants and Attracting International Talent

Maintaining an economic advantage means attracting top talent from around the world, and Ontario remains a highly desirable destination. Across the province, newcomers apply their diverse skills, contributing to growth in the labour force and Ontario’s economic growth as a whole. That is why Ontario is continuing to support various settlement and integration programs, such as the Ontario Bridge Training program that serves skilled newcomers by connecting them to the labour market. Each year, 6,000 highly skilled immigrants access Ontario’s bridge training projects in a broad range of occupations. The program seeks to reduce labour market integration barriers to help newcomers continue their careers in Ontario while contributing to the economy.

Bridge Training Projects in Ontario

Bridge training projects are delivered in various regions of the province, serving a number of occupations including health care, information technology, financial services, engineering and the green economy. In 2017–18, the Province funded the delivery of 67 bridge training projects divided into three streams:

•  16 projects in the Getting a License category, which helps internationally trained individuals achieve licensure/certification in regulated occupations.

•  35 projects in the Getting a Job category, which helps internationally trained individuals obtain employment in the high-skill occupation in which they were trained.

•  16 projects in the Changing the System category, which helps improve the economic integration of skilled newcomers on a systemic basis, for example, by engaging employers to make the case for the benefits of hiring skilled newcomers and providing employers with the tools to assist them in doing so.

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To build upon this important initiative, the government is investing an additional $45.6 million over three years into the Ontario Bridge Training program, serving up to 14,000 more skilled immigrants. Bridge training has a high success rate of about 70 per cent for licensure and job acquisition, ensuring better labour-market outcomes for skilled immigrants. The expansion of the program will increase access to bridging programs in more communities to meet diverse needs and address gaps for in-demand occupations, significantly expanding mentoring programs in underserviced communities and increasing access to loans to make the program more accessible and effective.

The Canada–Ontario Immigration Agreement

In November 2017, a new framework to strengthen the long-term partnership between Ontario and Canada was established to welcome and settle immigrants, boost the economy and address shared humanitarian responsibilities. This agreement outlines shared immigration priorities in selection, policy, program integrity, attraction of French-speaking immigrants, and newcomer and refugee settlement. In addition, Canada and Ontario also announced a joint effort to help internationally trained newcomers meet Provincial requirements to work in their professions.

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Welcoming Immigrants through the Ontario Immigrant Nominee Program

Ontario is welcoming even more economic immigrants to the province this year through the Ontario Immigrant Nominee Program (OINP). Recognizing the success of the OINP and its importance to Ontario’s economy, the federal government has increased the province’s 2018 allocation by 600 nominees to a total of 6,600. Ontario’s program is now the largest in Canada, and recognizes Ontario’s role as a key driver of the national economy and of the success of this program.

Helping Ontario’s Vulnerable Newcomers Settle and Succeed

Ontario recognizes the unique skills and perspectives that newcomers bring to the province and is committed to helping them succeed. That is why, in 2017–18, the Province provided over $110 million for employment supports, language training in English and French, and settlement services to enable timely economic and social integration of immigrants and refugees.

From 2015 to 2017, Ontario’s communities received 41 per cent of Canada’s resettled refugee population.7 In response, the Province is supporting a total of 95 new projects that will help improve social and economic outcomes for refugees and other vulnerable newcomers. These projects include a variety of economic integration services such as employment support, occupation-specific training, language learning and entrepreneurship supports.

“Ontario’s strong, ongoing support for refugees and all newcomers is helping ensure local settlement agencies have the resources they need to foster a smooth transition to life as an Ontarian. By promoting the well-being of refugees, nurturing their skills and allowing their ideas to flourish, we are building a more diverse, successful Ontario.”

Debbie Douglas, Executive Director,
Ontario Council of Agencies Serving Immigrants (OCASI)

These supports will prepare Ontario to welcome high numbers of refugees and newcomers in the coming years, and ease their integration into Ontario’s economy and communities.

[7]	MCI Research, IRCC Permanent Resident Landings Data Q4 2017, (March 2018).

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Enhancing the Multicultural Community Capacity Grant

In the 2017 Budget, the Province established the Multicultural Community Capacity Grant program to help build diverse and inclusive communities by helping newcomers and ethnocultural communities fully participate in civic, cultural and economic life in Ontario. Building on the success of this program, the government will be adding a capital stream to help organizations plan long-term initiatives that will improve services to Ontario’s communities.

Creating an International Postsecondary Education Strategy

International education and international students have become an important part of Ontario’s college and university sector, representing Ontario’s role as a leader in international education and diversity. It is estimated that international students contribute over $5 billion to Ontario’s economy every year.8

In consultation with students, colleges, universities and community representatives, the government has developed an International Post-Secondary Education (PSE) Strategy.

The strategy will promote international education in Ontario and support international students through initiatives such as:

➤	An Internationalization Fund to help colleges and universities develop programming that will enhance students’ international competencies and knowledge, through international curricula, collaborative online international learning, and other initiatives;

➤	Study-abroad scholarships for domestic students;

➤	An International Student Support Services Fund to enhance experiences for international students on campuses;

➤	An expansion of the International Student Connect Pilot Program to support students with social service and settlements needs; and

➤	Promotion of French-language education in partnership with Advantage Ontario through recruitment and partnership initiatives that promote French-language institutions in Ontario as study destinations.

[8]	Roslyn Kunin & Associates, Inc., “Economic Impact of International Education in Canada – 2016 Update,” (2016).

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Improving Business Competitiveness

Ontario’s economy continues to be strong. But to succeed in a rapidly changing global economic environment, the Province needs to be proactive by supporting investments that make business operations more competitive and efficient, and that put the skills of Ontario workers to good use.

As part of the Good Jobs and Growth Plan, the Province will renew, enhance and extend the Jobs and Prosperity Fund (JPF) with an increase of $900 million over the next 10 years, for a total of $3.2 billion in support since 2014–15. The fund will support investments designed to help Ontario’s businesses grow with the aim of creating and retaining over 70,000 jobs in Ontario and leveraging more than $9 billion in private-sector investments. Provincial support will also help businesses work with education and training partners to retrain employees, hire students through co-op programs and expand the talent pipeline within companies. The renewed JPF will encourage business investments in machinery, equipment and innovation, and protect intellectual property assets.

The JPF will also provide Ontario with the flexibility to take further action to support businesses and workers and sectors of the economy that may be impacted by an uncertain and rapidly changing global environment. Through its nine programs, the JPF will allow the Province to provide financial support, such as loans and grants, to companies to help them grow their business and help create good jobs.

The Province recognizes that global developments such as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, the North American Free Trade Agreement negotiations and U.S. tax reforms present risks that are not fully resolved or understood, and that further unanticipated developments could occur. Together with the government’s skills strategy, the JPF provides the strategies and resources necessary to preserve and build on Ontario’s core economic strengths and respond to the challenges of uncertainty.

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Since 2015, the Province has helped create and retain more than 36,000 private-sector jobs, many of which are highly skilled, and has attracted over $7.1 billion in total investment through the Jobs and Prosperity Fund’s New Economy, Forestry Growth, and Food and Beverage funds.

TABLE 2.1 Recent Strategic Investments through the Jobs and Prosperity Fund
Company	Investment	Job Impact	Sector
MHI Canada Aerospace (Mississauga)	Up to $4.9 million	726 jobs created and retained	Aerospace
Canada Royal Milk ULC – Feihe International (Kingston)	Up to $24 million	277 jobs created and retained	Dairy product manufacturing
Lavern Heideman & Sons Limited (Eganville)	Up to $4 million	108 jobs created and retained	Forestry – sawmill

The JPF and other government partnership programs support high-quality local jobs by requiring contracts to include job commitments that must be reached to receive payment.

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Attracting and Retaining Major Investments in Ontario

Ontario continues to be one of North America’s leaders in attracting foreign direct investment and good jobs. To ensure Ontario remains a desirable place to live, work and invest, the government is renewing the JPF to help companies create new or expanded facilities, upgrade their machinery and equipment, and improve the skills of workers.

Growing Ontario’s Film and Television Sector

Ontario’s screen-based industries are key economic drivers for the province. With the government’s support, Ontario continues to be a leader in film and television production, with a 35 per cent share of the total film and television production within Canada in 2016–17. In 2016, the film and television production industry, supported by Ontario’s stable tax credit infrastructure, contributed $1.7 billion to the province’s economy and accounted for over 35,000 full-time direct and spin-off jobs.

The government understands the value of maintaining and adding to the province’s inventory of world-class infrastructure and that new studio capacity is needed in order to drive more film and television production and create new jobs. The government will continue to work with the screen-based industries to explore opportunities for growth.

New Economy Fund

Ontario’s ability to grow and diversify its economy has been further strengthened through the Province’s strategic investments in priority sectors such as advanced manufacturing, information and communications technology (ICT), life sciences and cleantech. The Province’s New Economy Fund will help companies stay at the leading edge of these industries, while creating and retaining good jobs and attracting significant private-sector investments. The Province is investing an additional $500 million over the next 10 years in the fund with the aim to create and retain over 20,000 jobs and attract $5.7 billion in investments.

Successful Attraction of Major Investments

Ferrero Canada Inc.

•   Ontario’s investment of up to $11 million in Ferrero Canada’s Brantford facility will help create and retain over 1,000 jobs. The company plans on investing $90 million to undertake a major expansion project. The investment will allow the company to introduce new processes and increase manufacturing capacity for some of its products.

Linamar Corporation

•   Ontario is investing up to $50 million in Linamar Corporation’s Guelph operations, helping create up to 1,500 new jobs and retain close to 8,000 others in the province while securing up to $500 million in investments from the company. The new investment will help increase research and development as well as introduce advanced auto technology to Linamar’s operations.

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Forestry Growth Fund

The Ontario forestry sector directly employs more than 46,000 workers across Ontario, and provides significant employment in northern Ontario. To support the vitality of the sector, Ontario will continue to partner with business through the Forestry Growth Fund. As the forestry sector faces uncertainty with U.S. trade policy, such as the current softwood lumber dispute, this fund will support continued productivity and innovation enhancements, increased competitiveness, access to new global markets and strengthened supply chains. Through the fund, the Province will continue to invest $30 million over the next three years.

Food and Beverage Growth Fund

The food and beverage sectors are the largest purchasers of Canadian agricultural products. The prosperity of these sectors drives the success of Ontario’s farms, farmers and the communities they live in. To maintain its support for the sector, the Province will continue to deliver the Food and Beverage Growth Fund to help food, beverage and other related manufacturers remain competitive, support jobs and communities across the province, and help Ontario’s farmers. Through the fund, the Province will continue to invest $120 million over the next three years.

Supporting Innovation, Startups and Scale-Ups

The Province supports innovators and entrepreneurship through various programs, such as the Ontario Network of Entrepreneurs (ONE). But high-growth, high potential firms that have benefited from these programs need additional support to continue their development. To ensure that innovative companies continue to thrive and grow in Ontario, the Province is expanding the JPF to better serve innovative startups and scale-ups.

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Venture Technologies Fund

Innovative high-growth companies often face unique challenges obtaining capital to scale up and create good jobs due to limited profits and few tangible assets. Even with a strong provincial venture capital market, only a small proportion of Ontario-based companies have access to venture capital financing. For this reason, the Province is creating the Venture Technologies Fund. The fund will help a select number of very high-potential fast-growing firms grow from the earliest stages of development into world-class companies, helping them leverage their talent and commercialize their products and intellectual property. The Venture Technologies Fund will complement the successful Ontario Scale-Up Vouchers Program, which has provided 25 vouchers, worth nearly $8 million, to innovative firms. It will also strengthen the Province’s efforts to transition to a knowledge-based economy by providing valuable goods and services to the people of Ontario as well as other businesses, both here and abroad. The Province will invest $85 million in the fund over the next 10 years, which will aim to create and retain over 5,000 jobs, while attracting over $250 million in investments.

Helping to Scale Up Innovative Ontario Firms

Ontario is supporting an investment by Miovision Technologies to help the company scale up their operations with a new facility in Kitchener and to create and retain 384 jobs. The company develops traffic technology that makes it possible for cities to improve traffic flow, traffic planning and safety for drivers, cyclists and pedestrians. Ontario’s partnership with Miovision is an example of how the Province’s business support programs assist innovative companies to grow and prosper, while helping people in their everyday lives.

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Transformative Technology Partnerships Fund

Transformative technologies, including artificial intelligence (AI), 5G wireless communications, autonomous vehicles, advanced computing and quantum technologies are improving Ontario’s workforce productivity. These technologies are also critically important to sectors such as advanced manufacturing, ICT and others, helping to keep Ontario globally competitive in these industries. The Province is creating the Transformative Technology Partnerships Fund to accelerate the development and commercialization of these technologies within the province, creating new jobs and attracting private-sector investment. This fund will bring together technology adopters (businesses), technology developers (small and medium-sized enterprises, and scale-ups), as well as postsecondary and research institutions to collaborate on new dynamic products and services. The government’s $50 million investment over the next 10 years in this fund will aim to create and retain over 3,600 high value jobs, while attracting $1 billion in investments.

Supporting Regional Economic Development

Regional economic development is essential to ensuring inclusive growth and social well-being across Ontario. In 2017, all regions of Ontario saw declines in unemployment rates. However, regional variations in economic performance across the province persist, and some regions continue to experience stronger employment growth than others. The Province is making strategic investments to ensure all regions within Ontario are benefiting from strong economic growth, creating and retaining well-paying jobs that support local communities.

Eastern Ontario Development Fund and Southwestern Ontario Development Fund

The Good Jobs and Growth Plan includes an investment in the Southwestern Ontario Development Fund and the Eastern Ontario Development Fund to support the needs of all businesses, including those in rural and small communities. These two funds will also place greater emphasis on helping businesses stay competitive by improving regional productivity, innovation and exports.

The Province will invest an additional $100 million in these funds over the next 10 years and will aim to create and retain approximately 19,000 jobs and attract more than $800 million in investments.

Ontario is taking steps to create jobs in all regions of the province, including rural areas and small towns.

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Since January 2013, the Southwestern Ontario Development Fund and Eastern Ontario Development Fund have helped create and retain more than 48,000 jobs and attract more than $2.3 billion in investment.

TABLE 2.2 Recent Regional Development Investments
Company	Investment	Outcome	Description
Prysmian Group	Up to $616,600	212 jobs created and retained	Supporting competitiveness in the energy and telecom cables and systems industries in Johnstown through the Eastern Ontario Development Fund.
Toyotetsu Canada	Up to $1,177,500	621 jobs created and retained	Supporting improvement in production capabilities in the auto sector in Simcoe through the Southwestern Ontario Development Fund.

Greater Toronto and Hamilton Area Fund

To improve the efficiency of businesses, and allow the Province to respond to a rapidly changing economic environment, the government will create a new Greater Toronto and Hamilton Area Fund. This fund will fill a critical gap in regional development by investing in and supporting small and medium-sized businesses in the Greater Toronto and Hamilton area. The government’s $100 million commitment over the next 10 years aims to create and retain approximately 19,000 jobs and attract about $800 million in investments.

Communities in Transition Fund

Communities can experience challenges due to the loss of a major employer, the availability of skilled workers, or their remote location. To help support regions with these challenges and others, the Province will provide an additional $5 million to the Communities in Transition Fund. This fund will help regions with their economic plans and build upon their regional strengths and assets, while supporting community responses to economic uncertainty. The fund will also provide resources to support local workforce strategies to identify opportunities for investment in areas of talent that are complementary to local economic plans.

Strengthening Economic Development in Northern Communities

The Northern Ontario Heritage Fund Corporation (NOHFC) plays a critical role in economic growth through job creation across northern Ontario. Through collaborations with the public and private sectors, the NOHFC serves as a catalyst for key strategic investments that stimulate economic development and diversification across the region. The people of northern Ontario know that the unique characteristics and qualities of their region require a bold, flexible and forward-thinking vision to drive economic growth.

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Ontario is continuing to promote fairness, opportunity and inclusive growth by investing $85 million over the next three years, increasing NOHFC funding to $150 million in 2020–21 and introducing new NOHFC programs. The new programs will support socioeconomic infrastructure projects and large-scale transformational investment opportunities that facilitate job creation and retention, productivity, and innovation in the north.

The new NOHFC programs along with the increased funding will encourage further investments and will continue to help bolster the northern economy.

Since January 2013, the NOHFC has approved $621 million in funding for over 3,800 projects, creating and retaining over 15,300 jobs and leveraging more than $2.2 billion in investment.

Supporting Development in the Ring of Fire

Ontario, in partnership with Indigenous communities, is working towards sustainable development in the Ring of Fire region located about 540 kilometres northeast of Thunder Bay. The region represents a significant new mineral resource area in northern Ontario, with world-class deposits of chromite as well as significant discoveries of nickel, copper, zinc, gold and other minerals. Ontario has committed up to $1 billion for strategic transportation infrastructure development in the Ring of Fire region. In August 2017, Ontario announced it was working with Webequie, Marten Falls and Nibinamik First Nations to plan and construct a year-round access road into the proposed mining development site that would also include connections to the communities.

In addition, Ontario is working with and providing financial and other supports to First Nation communities to ensure that they can actively participate in the decision-making processes to develop the region and fully benefit from potential developments. In October 2017, Ontario committed up to $30 million to the Matawa First Nations Management (MFNM) as part of the federal and provincial governments’ joint broadband investment of up to $69.2 million to install approximately 880 kilometres of new fibre optic cable to five Matawa-member First Nations.

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Reducing Ontario’s Electricity Costs for Businesses

To maintain a competitive business climate in Ontario, the government has taken action by helping to manage electricity costs for business. Ontario’s Fair Hydro Plan, introduced in 2017, is already benefiting as many as half a million eligible farms and small businesses in the Regulated Price Plan (RPP) through bill reductions. In addition, many manufacturing and greenhouse businesses are finding relief through expanded eligibility for the Industrial Conservation Initiative (ICI). As committed to in the Long-Term Energy Plan, the government is striving to make energy more affordable.

Reducing Electricity Costs for Mid-Sized Businesses

As of April 1, 2018, the electricity debt retirement charge (DRC) will be ending – benefiting all businesses including Ontario’s mid-sized commercial and industrial consumers that are not in the RPP or the ICI. These non-RPP, Class B consumers use more than 250,000 kilowatt-hours annually and have a demand greater than 50 kilowatts. These and other businesses will see their electricity cost reduced by $7 per megawatt-hour (MWh) from the removal of the DRC. In addition, under Ontario’s Fair Hydro Plan, the costs of certain electricity support programs are now being funded by the Province rather than by ratepayers. Combined with the removal of the DRC, this represents an estimated 6.5 per cent reduction in the electricity bill of a typical non-RPP, Class B business.

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Supporting Northern Businesses

The Province will continue to support some of the biggest employers in northern Ontario in the mining and manufacturing sectors, including eligible forestry companies, by providing ongoing annual support through the improved Northern Industrial Electricity Rate (NIER) program. Participants receive a rebate of $20 per megawatt-hour (MWh) on eligible consumption, and, on average, electricity prices can be reduced by about 25 per cent.

Reducing Red Tape

Ontario’s measures to cut red tape and develop a more effective and efficient regulatory system has already saved business over $152 million since 2011, while protecting workers and the environment. To further improve this effort, the Province is working with businesses and the public to help identify and improve regulations that are unclear, outdated, redundant or unnecessarily costly. Part of this effort requires all ministries to offset every dollar of new administrative costs to business by removing $1.25 of old and unnecessary costs, while protecting environmental, health and worker safety standards.

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Supporting a Competitive Tax Environment

Ontario, in partnership with the federal government, has worked hard to keep Ontario businesses competitive. Tax reforms included the implementation of the Harmonized Sales Tax (HST), the reduction of Corporate Income Tax (CIT) rates, the elimination of the Capital Tax and cuts to Business Education Tax rates, which have improved global competitiveness and led to greater investments in the province.

These tax reforms have led to a combined federal–Ontario general CIT rate of 26.5 per cent that is the lowest in Canada.

Ontario is committed to maintaining a competitive tax system as one of the underlying economic strengths that makes the province an attractive location for businesses to locate and expand operations.

The Province is proposing to improve competitiveness by:

➤	Helping companies commercialize the intellectual property resulting from R&D.

➤	Enhancing the Ontario Research and Development Tax Credit. This additional support would encourage large companies to continuously invest in R&D.

➤	Strengthening the Ontario Innovation Tax Credit to encourage smaller companies to make investments in R&D that will help them grow.

See Chapter V, Section A: Tax Measures for more details.

Continuing to Support Small Business

Ontario is supporting growth and lowering costs for small businesses in communities across the province. About one-third of Ontario workers are employed by small businesses, which have always been significant contributors to the success of the provincial economy.

As part of the 2017 Ontario Economic Outlook and Fiscal Review, the Province announced more than $500 million in new initiatives over the next three years to lower costs and support small businesses in Ontario. This included a 22 per cent cut to the small business Corporate Income Tax rate, from 4.5 per cent to 3.5 per cent.

Ontario is supporting growth and lowering costs for small businesses in places like Streetsville, a community in Mississauga.

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Additionally, in fall 2017, the government committed to designating 33 per cent of its procurement spending on goods and services from small and medium-sized businesses by 2020. Ontario will make it easier for small businesses to become a vendor to government through targeted trade shows, webinars and information sessions.

Reviewing Government Supports for Beverage Alcohol

Ontario has increased convenience for consumers, while maintaining Ontario’s commitment to social responsibility. Ontario wineries, cideries, distilleries and breweries have shown their ability to compete and produce world-class products.

Ontario has a thriving beverage alcohol sector that supports local agriculture and brings jobs to communities across the province. Ontario is committed to fostering a more innovative and dynamic business environment and will undertake a comprehensive review of government supports for beverage alcohol producers. The Ministry of Finance and the Ministry of Agriculture, Food and Rural Affairs will work with wine, cider, spirits and beer producers to develop a new multi-year strategy for industry growth that is consistent with Ontario’s internal and international trade obligations.

Helping Microbrewers and Small Beer Manufacturers Grow in Ontario

Ontario’s small brewer supports have contributed to substantial growth in the sector, creating a new microbrewery segment in Ontario’s beer market. The government proposes to modernize and make changes to the microbrewer definition and the Small Beer Manufacturer’s Tax Credit to ensure that small beer manufacturers and microbrewers continue to have the incentives to grow and fuel economic development in local communities.

The government proposes to make these changes effective March 1, 2018.

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Accelerating and Diversifying Trade in Ontario

Ontario’s export activity supports one in five jobs in the province and nearly 20 per cent of the provincial GDP.9 Expanding international trade will help protect and grow Ontario’s long-term economic health by increasing export markets and building more strategic partnerships. As the global market experiences greater uncertainty with international trade, the Province is working to implement a Global Trade Strategy to promote new economic and business partnerships around the world. Key initiatives under this strategy include:

➤	Providing the Accelerate to International Markets program, which helps Ontario businesses select and develop market entry strategies by providing interactive workshops and one-on-one advisory services across the province and across multiple sectors.

➤	Supporting export activities of small and medium-sized enterprises through the Global Growth Fund, administered by the Ontario Chamber of Commerce, by providing market research, export management services and trade missions for businesses with strong growth potential.

➤	Creating the Magnet Export Business Portal to export-related programs and services offered by all levels of government as well as industry associations.

➤	Expanding Ontario’s international footprint by growing the province’s presence in key markets, identifying potential business partners and providing assistance with the regulatory environment and import requirements.

➤	Putting a stronger focus on reverse trade missions, bringing global buyers and partners to Ontario and leveraging existing global conferences.

[9]	Statistics Canada, “Contribution of International and Interprovincial Exports to Gross Domestic Product and Jobs, Excluding Mining, Oil and Gas Extraction,” (2013).

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Standing Up for Ontario Business and Workers

North American Free Trade Agreement (NAFTA)

The North American Free Trade Agreement (NAFTA) between Canada, the United States and Mexico creates one of the world’s largest free trade markets, fostering integration between national and subnational economies in the region by linking over 480 million people and over C$26 trillion worth of goods and services.

Ontario views the continuing NAFTA negotiations as an opportunity to modernize the existing agreement to provide greater benefits for Ontario workers and businesses. To this end, the government is actively engaging the federal government, other provinces and territories, and Ontario businesses to ensure the province’s economic interests are well represented during these important negotiations. Through this engagement the government is also seeking to ensure a modernized NAFTA maintains Canada’s existing level of market access and continues to drive trade and investment growth across North America.

The government will continue to work with its partners and vigorously defend the interests of Ontario’s industries and workers throughout the NAFTA negotiations.

Strengthening Cross-Border Relationships:
•

The Premier has had productive discussions with 37 governors over the past year, which have strengthened Ontario’s relationships with key states and confirmed a broad consensus among American state leaders about the importance of free trade for our shared prosperity.

•

The Premier and Ministers of the government have also met with U.S. leaders, including governors, senators, members of congress, administration officials, including those in the Office of the U.S. Trade Representative, and business leaders to advocate for continued free and open trade across the Canada–U.S. border.

•

These engagement efforts provide an opportunity to underscore the importance of the integrated economies of Ontario and the United States. Today, Ontario is the largest customer for 20 American states, and is the second largest for another eight. Approximately nine million U.S. jobs depend on trade, investment and partnerships with Canada.

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Calling on Federal CP-TPP Transitional Assistance

In March 2018, Canada, along with its 10 partners, signed the new Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CP-TPP). While CP-TPP supports Ontario’s goals of greater trade diversification by providing new and expanded opportunities for Ontario businesses and industries, the previous federal government acknowledged that it would also create challenges for Ontario. To ensure the CP-TPP does not come at the expense of Ontario’s businesses and workers, the federal government committed in 2015 to providing transitional assistance for the automotive and agriculture sectors.

Now, Ontario is calling on the federal government to fulfill its previous commitments and help these sectors adjust to the new realities and opportunities created by the CP-TPP before ratifying the deal. The Province is requesting at least $1.26 billion in assistance for the auto sector and $1.4 billion for the agri-food sector to support productivity-enhancing mechanisms that will help businesses adjust.

Ontario’s businesses and workers in the auto and agri-food sectors should not be placed at an unfair disadvantage by CP-TPP. The Province will continue to lobby the federal government to secure transitional assistance before the deal is ratified and ensure that the Province’s interests are represented.

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Promoting Trade and Economic Opportunities with International Partners

Expanding and diversifying international trade creates new opportunities for businesses to increase their sales globally. For this reason, over the past two years, the government led trade missions to provide opportunities for Ontario businesses to engage with foreign businesses in high-growth economies. Successes include:

➤	Over 130 ministry-led trade missions, which have resulted in $1.4 billion in potential export sales and provided over 1,300 Ontario companies with exposure to international markets.

➤	Premier-led trade missions that have generated more than $2.5 billion worth of investments and partnerships, including over 170 new agreements, which have also created almost 3,000 jobs in Ontario.

Examples of Signed Agreements between Ontario Delegates and International Partners on Trade Missions
•

In the recent Premier’s trip to Vietnam, Ontario’s Ownace International Group Inc. and Vietnam’s Costcovn Import Export Co. Ltd. signed a $3 million agreement to sell and distribute Ontario-grown specialty grains and other food products in Vietnam.

•

In the Premier’s most recent trip to China, Ontario’s iNano Medical signed a $6 million deal with China’s Medihealth Limited, agreeing to provide its vitro diagnostic device technology used in the diagnosis of colorectal cancer.

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CHART 2.7 Select Recent Premier International Trade Missions

India (January 2016)
• Focused on sustainable development and urban infrastructure.
• Signed 65 new agreements valued at over $240 million and expected to create150 high-value jobs in Ontario.
China (November 2017)
• Focused on agriculture and food, medical technology, and science and technology sectors.
• Signed 82 agreements and investment announcements, valued at $2.3 billion and expected to create over 2,300 jobs in Ontario.
Japan (November 2016)
• Focused on automotive, manufacturing, ICT and life sciences.
• Signed 15 agreements and investment announcements, valued at $120 million and expected to create 170 jobs.
South Korea (December 2016)
• Focused on innovation, automotive, manufacturing, ICT and life sciences.
• Signed 13 agreements valued at $120 million and expected to create 256 jobs.
Vietnam (December 2017)
• Focused on agriculture and food, medical technology, and science and technology sectors.
• Signed 20 agreements valued at $30 million, which will create 56 jobs in Ontario.
Israel and the West Bank (May 2016)
• Focused on life sciences, higher education and innovation.
• Signed 44 agreements valued at more than $180 million and expected to create over 200 jobs.

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Promoting Fairness in Cross-Border Government Procurement

The Province’s commitment to an open, fair and competitive model for cross-border procurement is underscored by its commitment to Ontario workers and businesses. The recent Buy American actions at the state level could restrict Ontario businesses’ ability to bid on certain U.S. state government contracts and unfairly limit opportunities for Ontario firms and workers. The Fairness in Procurement Act, which received Royal Assent on March 8, 2018, enables the Province to bring in responsive regulations that would be designed to be in proportion to restrictions and discriminatory actions made by states.

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Championing Women’s Economic Empowerment

Equitable workplaces are crucial to a thriving economy and society. For women, fairness includes addressing the systemic barriers that hinder their full workforce participation.

In Ontario, women are responsible for 50 per cent more unpaid care and household work[10] and are often overrepresented in lower paying service jobs. While the work of caring for loved ones is crucial, the burden of care and other unpaid work falls primarily on women and limits their ability to fully participate in the economy.

Women in STEM represent Ontario’s commitment to bridge the gender gap by removing barriers and promoting diversity.

Since 2014, the government has introduced a number of significant measures to help address unpaid care responsibilities — including improving and expanding long-term care, simplifying the Ontario Caregiver Tax Credit, and increasing the accessibility and availability of child care spaces across the province. Ontario was also pleased to see the federal government’s announcement, in its 2018 budget, of a new Employment Insurance Parental Sharing Benefit.

However, there is more to be done to address systemic barriers to women’s full economic participation. Women’s full engagement in the economy could add approximately $60 billion to Ontario’s GDP by 2026.11 Advancing women’s economic empowerment is good for business, good for the economy and good for society. That is why the government is implementing a three-year Women’s Economic Empowerment Strategy to ensure women have the supports they need to participate and succeed in the province’s workforce.

The strategy’s key pillars include:

➤	Creating fairer workplaces by increasing pay and workforce transparency, and by investing in initiatives to support women’s access to opportunities and good quality jobs;

➤	Supporting leadership by investing in female entrepreneurs and supporting women’s career advancement and leadership on boards, in senior management roles and in communities;

[10]	Ontario Ministry of Finance calculations using data from Statistics Canada’s 2015 General Social Survey (CANSIM Table 113-0004).
[11]	Sandrine Devillard et al., “The Power of Parity: Advancing Women’s Equality in Canada,” McKinsey Global Institute, (June 2017).

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➤	Removing systemic barriers that prevent women’s full economic participation by developing a return-to-work program for women and continuing to encourage sharing of caregiving responsibilities; and

➤	Changing perspectives about gender by incorporating more gender-based analysis in government policy development and increasing social awareness and education.

Women’s Centres

Women’s Centres across the province are integral to the economic and social empowerment of women. They provide networks of support for women rebuilding their lives, including those experiencing violence as well as immigrant and racialized women.

Through increased government investment, more women’s centres will receive funding, creating greater access for women throughout the province. This expansion will improve the quality of service in areas such as counselling, systems navigation and pre-employment training, while increasing the ability of centres to address the needs of vulnerable populations.

“Women’s centres provide wrap-around supports that empower women by helping them achieve economic self-sufficiency and by assisting them to live a life free of violence. Last year, the Rexdale Women’s Centre assisted more than 700 women, and with additional funding, we will be able to assist even more vulnerable women to rebuild their lives. We applaud this investment by the Ontario Government.”

Fatima Filippi, Executive Director

Rexdale Women’s Centre

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Closing the Gender Wage Gap

In Ontario, it takes women 15.5 months, on average, to earn what men make in one year.12 Building on the recommendations of the Gender Wage Gap Working Group and the Gender Wage Gap Strategy Steering Committee, the government is taking concrete steps to improve women’s economic well-being by promoting pay transparency in the workplace.

Key steps the government is taking to close the gender wage gap include:

➤	Introducing historic and comprehensive legislation to increase pay transparency in the hiring process and ensuring employees are not punished for discussing their pay with their employers or co-workers;

➤	Phasing in transparency in pay and workforce composition in public and private sectors through requiring prescribed employers to report on aggregate pay gaps and workforce composition by gender and other diversity characteristics; and

➤	Ensuring enhanced enforcement and education by increasing the government’s investment in the Pay Equity Office by 25 per cent.

Pay Transparency: A Tool for Fairer Pay

Globally, increased pay transparency has been identified as a necessary measure to address the gender wage gap. Women may be disadvantaged when it comes to initial salary negotiations and are at risk for reprisal if they discuss their pay with co-workers, making it increasingly challenging to know whether their pay is equitable and free from gender bias. The government is taking a leadership role as the first province to introduce the following key measures:

•  Employers would be required to include a pay rate or scale for all publicly advertised job vacancies so that, going into the hiring process, candidates have an understanding of what salary to expect.

•  Employers would be prohibited from asking job applicants about their prior compensation during the hiring process.

•  Employees would be protected from being penalized for discussing their pay with co-workers or employers.

This is a significant step towards closing the gender wage gap and will benefit workers all across Ontario.

Addressing the gender wage gap and boosting women’s labour force participation helps counteract the effect of an aging population on the labour force. It also supports growth in skills for women and higher productivity, harnessing women’s contributions to the province’s economic prosperity.

[12]	Ontario Ministry of Finance calculations using data from Statistics Canada’s 2016 Census, (Catalogue number: 98-400-X2016304).

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Increasing the Number of Women on Boards

Increasing the number of women on boards is not only good for society, it is also good for the economy. Research points to a significant relationship between board gender diversity and corporate performance, noting that organizations with gender diverse boards and senior leadership teams:13

➤	Exhibit higher returns on equity, higher valuations and higher profits;

➤	File more patents;

➤	Drive innovation; and

➤	Outperform their peers by more than three per cent.

In 2017, women in G20 countries accounted for 17 per cent, on average, of corporate board members of the top 50 listed companies.[14]

In comparison, across 660 TSX-listed issuer boards, only 14 per cent of total board seats were occupied by women.[15]

There is no shortage of talented and qualified women with the skills, education and experience to take on the challenges of corporate leadership. In March 2018, the government released its plan to promote Women in Corporate Leadership – laying the groundwork to advance gender diversity in leadership positions, and in particular, targets for board composition. These include:

➤	By 2019, women are to make up at least 40 per cent of all appointments to every Provincial board and agency; and

➤	Businesses are encouraged to set a target of appointing 30 per cent women to their boards of directors and achieve this target by 2020 to 2022.

[13]	Canadian Gender and Good Governance Alliance, “Directors’ Playbook,” (October 2017).
[14]	George Desvaux et al., “Women Matter: Time to Accelerate – Ten years of insights into gender diversity,” McKinsey & Company, (October 2017).
[15]	CSA Multilateral Staff Notice 58-309, Staff Review of Women on Boards and in Executive Officer Positions — Compliance with NI 58-101 Disclosure of Corporate Governance Practices, (October 5, 2017).

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The government is also moving forward with a plan to leverage its buying power to encourage large firms that sign new contracts with Ontario to:

➤	Reach the government’s target of 30 per cent women on private-sector boards;

➤	Develop written policies to promote women on boards and in executive officer positions; or

➤	Consider and introduce board renewal strategies.

Going forward, the government will continue to monitor progress in both the public and private sectors, as well as explore opportunities for further initiatives.

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Fostering Fair Workplaces

Fairness for Workers

Over the past three years, Ontario’s economy has continued to grow – creating jobs, raising incomes and reducing the unemployment rate to a 17-year low. However, not everyone in the labour market has felt this growth. Approximately one-third of workers in Ontario are vulnerable workers in precarious work,16 and they often face uncertainty, limited social benefits and difficulty earning a decent income.

Increases to the minimum wage are a step towards ensuring that low-wage workers in precarious jobs are treated more fairly. The introduction of the Fair Workplaces, Better Jobs Act, 2017, is part of Ontario’s plan to create fairness and opportunity during this period of rapid economic change. It builds on the government’s 2017 Budget commitment to modernize Ontario’s employment and labour laws, to help safeguard employees, ensure fairer workplaces and support better jobs.

The Fair Workplaces, Better Jobs Act, 2017:

➤	Raised the minimum wage to $14 per hour on January 1, 2018, ensuring that hundreds of thousands of workers receive a raise, and will raise it to $15 per hour on January 1, 2019;

➤	Ensures part-time workers are paid the same hourly wage as full-time workers;

➤	Introduces paid sick days for every worker;

➤	Introduces 10 personal emergency leave days for workers, including two paid days;

➤	Introduces new minimum standards for scheduling, including requiring employees to be paid for three hours of work if their shift is cancelled within 48 hours of its scheduled start time;

➤	Ensures at least three weeks’ vacation after five years with the same employer; and

➤	Steps up enforcement of employment laws.

“The passage of the Fair Workplaces, Better Jobs Act, is an important step forward to improving protections for workers. This legislation will reduce income inequality and improve the working lives of millions of Ontarians. Given the rise in precarious work and wage stagnation, these improvements can’t happen quickly enough.”

Sheila Block, Senior Economist

Canadian Centre for Policy Alternatives, Ontario Office

[16]	Ministry of Labour, “The Changing Workplaces Review: An Agenda for Workplace Rights – Final Report,” (May 2017).

Chapter II: Growing the Economy and Creating Good Jobs	107

Strengthening and Modernizing Retirement Security

Pensions play a significant role in people’s retirement security. However, many Ontarians are worried they will not have enough savings to provide the income they will need to maintain their standard of living in retirement. In fact, two-thirds of workers do not have a workplace pension plan. The Province has taken a number of measures to improve the sustainability of pension plans and provide Ontarians with the retirement income they need to feel safe and secure about their futures.

Enhancing the Canada Pension Plan

The nature of work is changing across the globe. Workplace pension plan coverage has declined and people are living longer. Acknowledging these changes, Ontario took a national leadership role to enhance the Canada Pension Plan (CPP), which will provide a meaningful increase in people’s future retirement incomes. The CPP enhancement was the culmination of years of effort by Ontario working with the federal government and other provinces and territories to address the retirement savings needs of today’s workers.

In December 2017, federal, provincial and territorial Finance Ministers agreed on further changes to improve the fairness of the CPP enhancement. These changes include provisions to help protect the value of the enhanced retirement benefits for workers, particularly women who take time out of the labour force to raise children, and those who are unable to work as a result of a disability.

Finance Ministers also adopted a framework to ensure the CPP enhancement remains appropriately funded and managed, helping to protect benefits for future retirees.

Ontario Pension Funding Reforms

While acting on the national stage is important, it is also critical to help ensure the long-term sustainability of Ontario’s workplace pension plans. That is why the government has made changes to the frameworks for defined benefit and multi-employer pension plans.

Defined Benefit Pension Plans

In May 2017, the government announced a new framework for defined benefit pension plans in Ontario. This new funding framework includes certain measures aimed at improving retirement income security for workers and retirees, while encouraging businesses to maintain their pension plans and enabling those businesses to grow and compete.

Amendments to the Pension Benefits Act (PBA) were made in December 2017 to enable the regulations required to implement the framework. Details of key components of the new framework were posted on Ontario’s regulatory registry for stakeholder comment. Feedback received is being considered as part of the development of the regulations to implement the new funding regime.

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Target Benefit Multi-Employer Pension Plans

Multi-employer pension plans (MEPPs) provide workers with the flexibility to maintain their pension coverage while changing employers throughout their career.

In June 2017, the government announced a new framework for eligible MEPPs to offer target benefits to help ensure these plans are sustainable over the long term.

To help implement this commitment, the government made a number of amendments to the PBA, including rules for the conversion of accrued defined benefits to target benefits provided by eligible MEPPs.

The government is planning to consult on key design features of the new framework this spring. Additionally, to allow time for plans to transition to the proposed new framework, the government intends to extend the temporary funding rules currently in place for specified Ontario multi-employer pension plans.

Protecting Ontario’s Pension Plan Members

Workplace pension plans are an integral component of the retirement income system. However, when employers are unable to fully deliver on their pension commitments, Ontarians’ retirement income security is threatened.

The Pension Benefits Guarantee Fund (PBGF) plays an important role in Ontario’s pension landscape as a safeguard for employees affected by employer insolvency when a defined benefit pension plan is wound up with insufficient plan assets to cover promised benefits. The PBGF is the only fund of its kind in Canada, and the government has taken steps to increase the support that it provides.

To improve benefit security for plan members and retirees, the Stronger, Fairer Ontario Act (Budget Measures), 2017, included amendments, not yet proclaimed, to increase the PBGF guarantee by 50 per cent from $1,000 to $1,500 per month, and eliminate the age and service eligibility requirements for PBGF coverage. The government will introduce legislative amendments that would make these changes retroactive to plans with a wind-up date on or after May 19, 2017, when the new funding framework was first announced. As a result, pension benefits from these plans would be covered under the increased $1,500 per month PBGF guarantee. This amendment is intended to apply to pension benefits provided to former Sears Canada employees.

Given the importance of the PBGF to retirement income security, the government will introduce legislative amendments that would require a periodic review of the provisions governing the PBGF.

Chapter II: Growing the Economy and Creating Good Jobs	109

Laying the Groundwork for Further Reform

In recent years, companies such as Sears Canada have entered the insolvency process with substantial unfunded pension liabilities, resulting in reduced benefits for pension beneficiaries. In its 2018 budget, the federal government highlighted this fact and committed to consulting with workers, pensioners and companies to find a balanced way forward. Ontario welcomes this initiative, and is also interested in working with employers and other pension stakeholders on ways to enhance pension protection.

In addition, Ontario will be proposing legislative amendments to:

➤	Continue to take steps to transition to a new pension regulator, the Financial Services Regulatory Authority (FSRA). As part of the new structure, the government will establish an advisory committee within FSRA that would be dedicated to overseeing issues related to the PBGF and pension plans with distressed sponsors.

➤	Implement a disclosable events regime, similar to comparable regimes in the United Kingdom and the United States. Mandatory disclosure of certain corporate or plan events would increase transparency and alert the pension regulator to potential issues, such as significant asset stripping or the issuance of extraordinary dividends.

➤	Introduce a distressed pension plan workout scheme, giving the pension regulator the appropriate tools to respond to pension plans with a distressed sponsor.

Taken together, these measures would provide additional tools to help protect Ontario pension plans and beneficiaries.

The government will be consulting on the details of necessary regulatory amendments to support the proposed legislative measures.

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Broader Public Sector Pension Reform

The government has also taken measures to support long-term sustainability and affordability of plans in the broader public sector (BPS).

For single-employer pension plans (SEPPs) in the broader public sector, such as those sponsored by universities and hospitals, the government provided temporary solvency funding relief to encourage plans to explore longer term solutions to help maintain their affordability. This temporary measure significantly reduced financial pressures on plan sponsors by providing $2.4 billion of relief up to the end of 2017, allowing them to protect the important front-line public services they provide the people of Ontario.

Permanent new measures include initiatives that allow plans to explore longer term solutions to improve affordability, such as consolidation and conversion to a jointly sponsored pension plan (JSPP) structure.

Workplace Safety and Insurance Board (WSIB) Pension Plan

The Workplace Safety and Insurance Board (WSIB) is actively working towards converting its plan from a SEPP to a JSPP. The WSIB has successfully obtained the required consent from plan members and retirees for the conversion to proceed. In support of the initiative, the government is introducing amendments to the Workplace Safety and Insurance Act that would help the WSIB in its efforts to reduce costs and manage premiums. Final approval of the conversion is subject to review and consent by the Superintendent of Financial Services. Following a successful conversion and a request from the newly established plan, the government intends to name it in regulation as exempt from solvency funding requirements, consistent with other broader public sector solvency-exempt JSPPs.

Chapter II: Growing the Economy and Creating Good Jobs	111

Delivering Electricity Rate Relief through Ontario’s Fair Hydro Plan

Nearly $70 billion has been invested in the electricity system since 2003. These investments have several benefits, including providing a clean, reliable electricity system that meets the needs of Ontario families and businesses.

While these investments were necessary for a cleaner and more modern electricity system, they resulted in rising electricity rates. As announced in March 2017 under Ontario’s Fair Hydro Plan, a portion of these costs is being refinanced, and recovery of these costs from ratepayers is being spread out over a longer period of time to better align with the timeframe of the benefits of these investments to Ontario electricity consumers. This has provided significant and immediate rate relief to eligible ratepayers and helps ensure intergenerational fairness.

Through this plan, as of July 1, 2017, Ontario has lowered electricity bills by 25 per cent on average for residential customers. Up to half a million eligible small businesses and farms are also receiving a benefit. Rate increases over four years will be held to the rate of inflation. While rates will rise gradually over time, the government remains committed to avoiding sharp increases.

With the implementation of Ontario’s Fair Hydro Plan, residential electricity bills in Ontario are within the range of rates in other provinces and compare favourably to jurisdictions in the United States.

Additional Relief for Families through Ontario’s Fair Hydro Plan

Ontario is committed to supporting people with low incomes and those living in eligible rural or remote communities by providing significant reductions — up to 40 or 50 per cent — on residential electricity bills. On-reserve First Nation residential customers of licensed distributors are being provided a 100 per cent credit on the delivery line of their bills.

As part of Ontario’s Fair Hydro Plan, the Affordability Fund was launched on October 24, 2017, to help Ontarians not eligible for low-income conservation programs and who need support to improve the energy efficiency of their homes. Eligible applicants are receiving benefits which could include, for example, LED light bulbs, power bars, energy-efficient appliances and better insulation.

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CHART 2.8

San Francisco
230
New York
228
Boston
216
Detroit
159
Charlottetown
129
Regina
125
Halifax
124
Chicago
119
Nashville
118
Portland, OR
113
Hydro One - Low Density (R2)
109
Houston
108
Seattle
107
Toronto Hydro
106
Miami
103
Moncton
103
Hydro One - Urban (UR)
102
Median Ontario Utility (OEB Regulated)
97
Hydro Ottawa
95
Greater Sudbury Hydro
94
London Hydro
94
Thunder Bay Hydro
90
St. John's
88
Calgary
83
Edmonton
83
Vancouver
77
Winnipeg
67
Montreal
56
0
50
100
150
200
250
Total Monthly Bill (CAD$) before tax
U.S.A.
Ontario
Canada, excluding Ontario

Notes:

1. The Ontario figures are based on current electricity commodity prices (November 1, 2017) for the Regulated Price Plan, time-of-use (TOU), as well as the OEB rate database, while data for jurisdictions outside of Ontario are based on the Hydro-Quebec Report, "Comparison of Electricity Prices in Major North American Cities." Rates in effect April 1, 2017.
2. The data are rounded to the nearest Canadian dollar. The exchange rate used by Hydro-Quebec to convert data in U.S. dollars into Canadian dollars is 0.7468 (CAD$1 = US$0.7468), the rate in effect at noon on April 3, 2017.
3. The Ontario figures in this chart assume a typical consumption pattern of 65% Off-Peak, 17% Mid-Peak and 18% On-Peak for each TOU period, which represents the average across all consumers on TOU pricing in Ontario.
4. The data in this chart are based on 750 kilowatt-hour (kWh) as the average monthly consumption of electricity in all selected jurisdictions.
5. The Ontario figures include the *Ontario Fair Hydro Plan Act, 2017* adjustments.
6. The Ontario figures do not include any potential Ontario Electricity Support Program (OESP) credits.
7. Any applicable taxes (e.g., value-added or sales taxes, etc.) have been excluded in this chart.
8. These numbers are an estimate for informational purposes only.

Source: Ontario Energy Board, *Electricity Rate Comparison*, https://cf.oeb.ca/html/_performance/rates_chart_US-CAN_totalbill.cfm

Chapter II: Growing the Economy and Creating Good Jobs	113

Investing in Ontario’s Low-Carbon Economy

Climate change is not a distant threat; it is already having an impact on Ontario communities. Homes and businesses already face the consequences of extreme weather events, including severe storms, flooding and heat waves. To address such challenges, Ontario is taking an active role in global efforts to minimize risks from a changing climate. The government is taking this action by transitioning to a competitive and low-carbon economy through investments in the development and adoption of green technologies that will create new opportunities for economic growth and jobs, while protecting the environment from further consequences of climate change.

Linking to Create the Second Largest Carbon Market in the World

Ontario’s cap and trade program is a market-based system that sets a hard cap on greenhouse gas (GHG) emissions, while giving flexibility to businesses and industry. On January 1, 2018, Ontario linked its carbon market with those already existing in Quebec and California to form the world’s second largest carbon market. The linked cap-and-trade market was deemed “best-in-class” by Ontario’s Environmental Commissioner and will provide the most effective method to achieve GHG reduction targets, at the lowest cost to people and businesses. Independent economic analysis17 has also shown that a linked cap-and-trade market is the most cost-effective way to achieve Ontario’s GHG reduction objectives.

TABLE 2.3 Carbon Pricing Scenarios — Impacts by 2020
	Ontario’s Approach	Carbon Tax
Household Energy Impact ($/month; 2016 dollars)	$13	$50
Carbon Price (2016 dollars)	$18	$72
Net GHG Reduction	18.42 million tonnes	12.7 million tonnes
Source: EnviroEconomics, Navius Research and Dillon Consulting, “Impact Modelling and Analysis of Ontario’s Cap and Trade Program.”

In addition to a linked cap-and-trade market, Ontario businesses will have opportunities to reduce compliance costs by:

➤	Investing in emissions-reducing technologies, including those supported by investments made through the Province’s Climate Change Action Plan; and

➤	Purchasing offset credits.

[17]	Dave Sawyer, Jotham Peters and Seton Stiebert, “Impact Modelling and Analysis of Ontario’s Cap and Trade Program,” EnviroEconomics, Navius Research and Dillon Consulting, (2016).

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Carbon Allowance Proceeds Are Helping Families and Businesses

Ontario’s Climate Change Mitigation and Low-carbon Economy Act, 2016, dictates that all proceeds in carbon allowances must be used towards initiatives that are reasonably likely to reduce, or support the reduction of, GHG emissions.

In 2017–18, Ontario’s five auctions of GHG emission allowances generated $2.4 billion in proceeds that are supporting a wide spectrum of new programs guided by the Province’s five-year Climate Change Action Plan. These investments are already helping Ontario families and businesses reduce costs and transition to a low-carbon economy by:

➤	Providing audits and retrofits to approximately 17,500 social housing apartment building units and 14,000 homes;

➤	Implementing 180 projects in 98 hospitals to create energy-related savings;

➤	Creating healthier, modern and more comfortable learning environments with new energy-efficient upgrades in nearly 600 schools across the province;

➤	Partnering with 118 municipalities to build bike lanes and bike parking and support new cycling plans; and

➤	Installing over 300 electric vehicle (EV) chargers, including over 140 level 3 fast chargers, creating the largest public fast-charging network in Canada.

To help people and businesses fight climate change and save money, Ontario launched the Green Ontario Fund using proceeds from Ontario’s carbon market. In its first year, GreenON:

➤	Engaged 140,000 people in Ontario who will receive home energy audits and no-cost smart thermostats;

➤	Offered a variety of rebates to help homeowners and businesses save money, including $7,200 off insulation, $5,000 off high-performance windows, $20,000 off ground source heat pumps, $5,800 off air source heat pumps and $100 off smart thermostats;

➤	Provided ongoing access to free, impartial energy saving advice through the GreenON Support Line at 1-888-728-8444 or the GreenON website at GreenON.ca;

➤	Launched GreenON Industries to support major carbon reduction projects for large industrial emitters and improve business competitiveness;

➤	Provided up to $25 million toward the GreenON Social Housing program;

➤	Launched the GreenON Food Manufacturing and Agriculture programs to support Ontario farmers, and food and beverage producers; and

➤	Launched the GreenON Challenge with funding of up to $300 million to encourage the development of innovative ultra-low carbon technologies and processes.

Chapter II: Growing the Economy and Creating Good Jobs	115

Looking Ahead

Ontario residents and businesses can look forward to many more carbon market investments over the coming years, including:

➤	Up to $1.7 billion to invest in home energy renovations and Ontario businesses through the Green Ontario Fund;

➤	Up to $1.3 billion to build Ontario’s new high speed rail line and the GO Regional Express Rail all-day, 15-minute electrified service;

➤	Up to $800 million to help improve schools, hospitals, colleges and universities;

➤	Up to $230 million to continue renovating social housing units; and

➤	Up to $140 million to build more bike lanes, bike lockers and “First-mile/Last-mile” transit solutions.

“I cite Ontario as an example of a provincial government that’s doing it right, creating jobs, building a base for economic progress while also staving off the severe danger the climate crisis poses to all of us.”

Al Gore, former U.S. vice-president
March 8, 2018

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CHART 2.9 Planned Use of Carbon Allowance Proceeds

Quarterly auctions of emissions allowances

As per legislation, all proceeds to be used for initiatives that are reasonably likely to reduce or support the reduction of greenhouse gas emissions

Estimated $2.0 billion in proceeds in 2018–19

Priority Investment Areas[1]

Improving Energy Efficiency in Homes, Buildings and Industry: ~$960M

Helping homes and companies adopt low-carbon technologies. Examples include:

- Enhancing existing home energy audit and retrofit programs
- Improving social housing retrofits

Promoting Electric Vehicles (EVs): ~$160M

Addressing barriers to improve uptake of electric vehicles. Examples include:

- Providing incentives for purchase or lease of EVs
- Increasing electric vehicle charging stations

Engaging Governments and Strengthening Partnerships: ~$200M

Collaborating with partners to achieve emission reduction targets. Examples include:

- Supporting municipalities with low-carbon projects
- Supporting First Nation communities

Modernizing Transit, Freight and Active Transportation: ~$600M

Linking different modes of low-carbon transportation. Examples include:

- GO Regional Express Rail
- Building cycling lanes and infrastructure

Enhancing Research and Development: ~$45M

Supporting innovation in low-carbon clean technology. Examples include:

- Cleantech development and deployment
- Climate change science and research

Preserving Agriculture Lands and Forests: ~$25M

Ensuring the natural environment is used in an efficient and sustainable way. Examples include:

- Planting 50 million trees to restore forests
- Improving agricultural soil health

[1] Planned Investments are subject to availability of carbon allowance proceeds.

Chapter II: Growing the Economy and Creating Good Jobs	117

Protecting the Environment for Ontario Families

Investing in the Great Lakes

The Great Lakes are vitally important to the health and well-being of the province, supplying drinking water to a majority of Ontarians. From population growth and climate change to harmful pollution and invasive species, today’s cumulative pressures are overwhelming the province’s water basin. To help ensure the sustainability and vibrancy of Ontario’s Great Lakes, the government will be investing an additional $52 million over three years to:

➤	Invest in new technologies to address excessive algae, toxic chemicals, microplastics and road salt, and enhance real-time monitoring and research around the Great Lakes, with a primary focus on Lake Erie;

➤	Better manage the impacts of population growth and development around Lake Ontario through the continuation of efforts to develop operational plans to help reduce pollution from combined sewer system overflows, and certification requirements and improved training for sewage plant operators;

➤	Protect the health of Lake Erie by implementing the Canada–Ontario Lake Erie Action Plan. Working with all partners, the Province will support reductions of phosphorus loads from agricultural sources and support municipal wastewater and storm water management; and

➤	Increase engagement with First Nation and Métis communities to create opportunities for engagement and relationship building through a shared desire to protect and restore the ecological health of the Great Lakes system.

Sarnia Health Study

The Province is moving forward with a study to identify the localized impact of air pollution on First Nations and Sarnia-area residents. The scope of the environmental health study will be determined through collaboration with First Nation communities, health agencies, the federal government and other partners. The study is expected to get underway in 2018.

Protecting Ontario’s Biodiversity

Ontario’s forests, wetlands, lakes and rivers provide clean water, support a diverse array of species and provide opportunities for recreation. As part of the province’s efforts to preserve natural heritage, a $15 million investment will be made over the next three years.

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Building Tomorrow’s Infrastructure Today

The government is building modern and efficient infrastructure that benefits the people of Ontario and the economy, creating jobs, and enhancing quality of life today and in the future. The Province is investing about $230 billion over 14 years starting in 2014–15 for priority projects such as hospitals, schools, transit, bridges and roads. The next 10 years of investment are expected to support about 140,000 jobs, on average, per year.

These investments build the infrastructure needed to move people and goods quickly and efficiently, attract business investments and expand opportunities for skilled workers.

Chapter II: Growing the Economy and Creating Good Jobs	119

Trillium Trust

In March 2018, the government filed regulations under the Trillium Trust Act, 2014, designating an additional $1.1 billion in net proceeds to be added to the Trillium Trust. This would bring the total amount added to the Trillium Trust to $6.5 billion. Under the Act, every dollar dedicated to the Trust may only be allocated to support investments in infrastructure, including public transit, transportation and other priority infrastructure.

The government will allocate approximately $800 million from the Trillium Trust in 2018–19 to continue supporting key infrastructure investments across the province, such as Ottawa Light Rail Transit Stage 2, Hurontario Light Rail Transit, the Ontario Community Infrastructure Fund and the Small Communities Fund. This builds on allocations projected to total about $500 million from 2016–17 to 2017–18.

Investing in Transit and Transportation Infrastructure

Over the next 10 years, the government is investing more than $106 billion on new and upgraded transit and transportation infrastructure to drive economic growth and support about 65,000 jobs, on average, each year.

GO Regional Express Rail

The Province is making it easier for commuters and families to get around the Greater Toronto and Hamilton Area (GTHA) by moving forward with the implementation of GO Regional Express Rail (RER), the largest rail project in Canada. GO RER will provide faster and more frequent service on the GO rail network, with electrified service on core segments, including the Union Pearson (UP) Express. Weekly trips across the entire GO rail network will quadruple from about 1,500 to nearly 6,000 once GO RER is delivered by 2024–25.
GO Regional Express Rail will provide faster and more frequent service for commuters and families.

Work is already underway to increase capacity and enhance service across the GO network in support of GO RER.

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In January 2018, the Province introduced new mid-day and evening weekday service between Union Station and Aurora GO Station on the Barrie corridor. Travellers along this section of the Barrie GO line now benefit from all-day train service, seven days a week, increasing the number of weekly passenger trips to about 105,000. These service enhancements are providing more transit options to commuters and families in Toronto, York Region and Simcoe County, and are helping to bring the Province one step closer to delivering 15-minute, two-way service between Union Station and Aurora as part of the GO RER plan.

GO RER projects and improvements are ongoing or planned along corridors and stations across the GO network, including:

➤	Kipling Bus Terminal — Redevelopment of the area around Kipling GO Station and the Toronto Transit Commission’s (TTC) Kipling Subway Station will integrate subway, GO rail, and local and regional bus services into a single mobility hub, providing a seamless traveller experience.

➤	Lakeshore West corridor — Planned upgrades include the rehabilitation of Mimico Station, replacement of the Drury Lane pedestrian bridge, and track improvements that will increase service at Exhibition Station and accommodate increased capacity along the corridor.

➤	Rutherford GO Station — Planned upgrades will help accommodate increased capacity on the Barrie GO corridor. These include new rail platforms, a full platform canopy, a new multi-level parking structure, a second heavy rail track and provision for a future third express centre track.

➤	Milton GO Station — This redevelopment project will help enable more frequent rush hour service on the Milton GO corridor, and includes the construction of improved pedestrian connections, accessible connections to train and bus platforms, bicycle storage, a new station building, an upgraded parking lot, and a reconfigured bus loop and passenger pick-up/drop-off area.

➤	New stations — Twelve new stations on the GO rail network (including six SmartTrack stations) have undergone preliminary design and are advancing to full business case analysis. Metrolinx is working with municipal partners and conducting environmental assessments and community engagement at all locations.

Chapter II: Growing the Economy and Creating Good Jobs	121

GO Rail Extensions and Expansion

Subject to negotiations with freight rail partners, Ontario is also advancing plans for additional GO rail service, including:

➤	Kitchener Expansion — Ontario is committed to delivering two-way, all-day GO train service between Toronto and Waterloo Region. Planning and design work is underway on improvements to the Kitchener GO corridor to support more GO train service in the future and deliver GO RER along this line.

➤	Niagara Extension — Ontario is planning to bring new weekday GO rail service between the future Confederation GO Station in Hamilton and the Niagara Region starting in 2021, with service to Niagara Falls by 2023. Three other stations are proposed along the corridor including a new station in Grimsby, as well as upgraded VIA rail stations in St. Catharines and Niagara Falls. This extension will support economic development and increase travel options for people in Niagara Region.

➤	Bowmanville Extension — Ontario is extending GO Transit’s Lakeshore East rail corridor to offer new GO train service from Oshawa to Bowmanville. Extending the GO train network by nearly 20 kilometres and building four new stations — two in Oshawa, one in Courtice and one in Bowmanville — will give people in Durham Region more transit options and help drive economic growth and job creation.

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Rapid Transit

Ontario is investing in major rapid projects across the GTHA to provide fast, efficient and reliable transit.

TABLE 2.4 Examples of Greater Toronto and Hamilton Area (GTHA) Rapid Transit Projects
Project	Provincial Investment in Construction Costs	Description
Eglinton Crosstown Light Rail Transit (LRT)	$5.3 billion

This LRT will include 25 stations and stops that will link to 54 bus routes, three subway stations, three GO Transit lines and the UP Express, speeding up commutes and helping people get where they need to go.

Finch West LRT	Up to $1.2 billion	This LRT will connect Humber College to the new Finch West TTC Subway Station on the Toronto-York Spadina Subway Extension and move more people faster through the busy Finch West corridor.
Hamilton LRT	$1.0 billion	This LRT will provide safe, rapid and reliable transit on tracks separated from traffic through downtown Hamilton.
Hurontario LRT	$1.4 billion	This LRT will connect the GO Transit network and the Mississauga and Brampton transit systems. It will have 22 stops on its own dedicated right-of-way, with service expected to begin in 2022.
Mississauga Transitway	$113 million	In December 2017, Renforth Station opened, marking the completion of this project that makes east-west travel through Mississauga faster and more convenient.

Municipal Transit

The Province is supporting key municipal transit projects to enhance and expand local transit systems, reduce congestion, and offer more travel options for commuters and families. Projects include:

➤	London Bus Rapid Transit (BRT) System — Ontario is investing $170 million in a major new transit project that will connect people in London with work, school, appointments and activities faster, while increasing transit ridership and helping manage congestion. The City of London’s Shift BRT system will comprise 23.7 kilometres of rapid transit along London’s busiest corridors, connecting neighbourhoods, businesses and postsecondary institutions in the city with a hub in the downtown core.

Chapter II: Growing the Economy and Creating Good Jobs	123

➤  Line 1 Extension/Toronto-York Spadina Subway Extension — The Province invested $870 million through the Move Ontario Trust to support the largest expansion of Toronto’s subway system in nearly 40 years. The line opened in December 2017, offering a fast and convenient new option for people to get to work or class — and home to their families sooner. The extension will add an estimated 36 million transit trips and eliminate 30 million car trips per year — helping ease traffic congestion, improve air quality and fight climate change.

The Toronto-York Spadina Extension, the largest expansion of its subway system in nearly 40 years, will ease traffic congestion.

➤  Ottawa LRT — The Province committed up to $600 million for Stage 1 of this project — the Confederation Line — which is expected to enter service in 2018. Ontario is also investing more than $1 billion to support Stage 2 — the largest single investment ever made to the city’s public transit system by the Provincial government. Stage 2 of the project will build on the Trillium Line (O-Train) and the Confederation Line by adding about 40 kilometres of new rail and 23 new stations, extending the LRT network to the east, west and south.

➤  Waterloo ION Rapid Transit — The Province is investing up to $325 million for Stage 1 of this project. Seventeen kilometres of adapted BRT from Fairview Park Mall in Kitchener to Cambridge’s Ainslie Street Terminal opened for service in September 2015. It will soon connect with 19 kilometres of LRT between Conestoga Mall in Waterloo and Fairview Park Mall in Kitchener, and is expected to open in 2018.

New Federal–Provincial Investments in Transit

On March 14, 2018, Canada and Ontario announced the signing of a bilateral agreement under the Investing in Canada plan that will provide $8.3 billion in federal funding over the next decade towards priority transit infrastructure projects across the province. Under this agreement, Ontario will also provide $7.3 billion in Provincial funding to cost-match the Government of Canada. This investment will help improve the capacity of public transit infrastructure, provide Ontarians with more travel choices, help manage congestion on roads and build sustainable communities.

As part of the agreement, funding will be allocated to municipalities based on transit ridership, with the Province providing 33 per cent of project costs.

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The Province is also committed to providing funding, over and above the Investing in Canada plan agreement, where necessary, to support the construction of priority transit projects. The Province will work in partnership with municipalities to nominate potential priority transit projects such as the Toronto Relief Line Subway, the Yonge North Subway Extension, Toronto’s Waterfront Transit Network, Durham Bus Rapid Transit, and rapid transit in Mississauga along the Dundas Street corridor and in Brampton along the Queen Street corridor.

The government will also continue to work with the City of Toronto on the implementation of SmartTrack. The Province and the City of Toronto have agreed to an integrated GO RER/SmartTrack framework, which includes six new stations along the Kitchener and Stouffville/Lakeshore East GO rail corridors within the City of Toronto, and a western extension of the Eglinton Crosstown LRT to Pearson International Airport.

Ontario is pleased to be partnering with the federal government on this important bilateral agreement to get this much-needed infrastructure built. Ontario encourages the federal government to continue to support critical transit infrastructure into the future, as part of, and beyond the Investing in Canada plan.

Reducing the Cost of Transit in the GTHA

There are 11 transit service providers in the GTHA, each with their own fare rules and prices. To help increase public access to a safe, reliable and seamless transit system, the government is implementing initiatives to support a transformational regional fare integration strategy for the GTHA.

As of January 2018, Ontario lowered the cost of commuting for people in the GTHA by introducing a fare discount for PRESTO card users who transfer between GO Transit or the UP Express and the TTC.

Chapter II: Growing the Economy and Creating Good Jobs	125

This Budget announces additional savings for transit riders, including:

➤	Funded by carbon allowance proceeds, the Province will work with the TTC, York Region Transit, Mississauga’s MiWay, Brampton Transit and Durham Region Transit to introduce discounts to transit users who transfer between these municipal transit networks and the TTC. There are approximately 63,000 daily trips involving transfers between these municipal transit agencies and the TTC. This initiative could save cross-boundary transit commuters up to $1.50 per trip, saving regular commuters about $720 per year.

➤	All GO Transit trips within Toronto will cost PRESTO card users just $3 per trip. In addition, PRESTO card users at stations such as Port Credit, Malton, Pickering, Ajax and Markham will also see fare reductions when taking GO Transit back and forth to Union Station.

➤	All GO Transit trips under 10 kilometres will cost PRESTO card users just $3 per trip anywhere on the GO Network.

Regional Transit Planning

It is important to the well-being of families and businesses across the GTHA that the public has access to a regional transit system that is safe, reliable and seamless across municipal boundaries. That is why the Province has supported critical municipal transit projects and will continue to do so. In addition, the government will undertake regional transit planning and, in this Budget, made a significant investment in fare integration.

As a next step, the Province will explore whether major transit assets, particularly heavy rail, can be optimized with a different ownership model. The Province will begin discussions with the City of Toronto to determine whether Provincial ownership of TTC subway lines could provide better transit services for residents in the GTHA, and allow for a better sharing of costs for transit expansion between the Province and the City of Toronto.

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Improving Mobility and Connectivity across the Province

Over the next 10 years, the Province will invest about $25 billion in highways, bridges and roads to address emerging needs in the transportation system.

TABLE 2.5 Examples of Highway Projects Planned and Underway
Region	Description
Central

Highway 401 — Rehabilitating 7.6 kilometres westbound between Neilson Road and Warden Avenue and 9.1 kilometres eastbound between Neilson Road and Whites Road. These projects will keep the highway in good repair, and improve safety and operations.

Highway 401 — Expanding 18 kilometres from the Credit River Bridge in Mississauga westerly to Regional Road 25 in Milton to accommodate HOV lanes and ease traffic congestion.

Highway 427 Extension — Widening 9 kilometres between Highway 409 and Highway 7, and extending the highway from Highway 7 to Major Mackenzie Drive by 6.6 kilometres, including the construction of HOV lanes to improve mobility.

Southwestern

New Highway 7 — Phase 3 of the new Highway 7 project will include the construction of a 17.8-kilometre four-lane divided, controlled access highway linking Highway 85 in Kitchener to Highway 6 (Hanlon Expressway) in Guelph.

Highway 401 — Rehabilitating 24.6 kilometres in Chatham-Kent and installing approximately 50 kilometres of high-tension cable barrier in the grass median from Tilbury to Victoria Road. This project will maintain the highway in good repair and improve safety by significantly reducing the potential for median crossover collisions.

East

Highway 417 — Multiple projects along stretches of the 192-kilometre highway, an important link in the Trans-Canada Highway system across Eastern Ontario.

Highway 49 — Rehabilitating the Bay of Quinte Skyway, a key entry point to Prince Edward County.

Third Crossing — Investing in a new bridge over the Cataraqui River in Kingston to provide an alternative route for commuters, and future opportunities for pedestrians and cyclists with a multi-use trail.

North

Highway 11/17 — Continuing to widen the highway from two to four lanes between Thunder Bay and Nipigon. This increased capacity will improve the safety and reliability of the Trans-Canada Highway system and reduce traffic delays.

Highway 69 — Continuing to widen the highway from two to four lanes, including completion of the segment from 3 kilometres north of Highway 64 northerly for approximately 9 kilometres. This will improve traffic flow and safety.

Thunder Bay Expressway — Moving forward with initial design work for a four-lane divided highway with ~~i~~nterchanges between Arthur Street and Balsam Street.

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Connecting Links

The Connecting Links program helps municipalities repair roads and bridges connecting two ends of a provincial highway through a community or to a border crossing. In 2018–19, annual funding will increase by $5 million to $30 million, benefiting 22 municipalities, including:

➤	$3.0 million to the City of Windsor for the reconstruction of Huron Church Road from Dorchester Road to Malden Road;

➤	$0.7 million to the City of Pembroke for the resurfacing of Pembroke Street East and Mackay Street;

➤	$2.0 million to the Town of Fort Frances for the rehabilitation of Mill Road Overpass;

➤	$3.0 million to the Town of Blind River for the rehabilitation of Causley Street Bridge; and

➤	$3.0 million to the City of Timmins for the reconstruction of Highway 101.

Green Transportation Infrastructure

Ontario is investing in infrastructure that will meet today’s transportation needs while protecting the environment for future generations. This includes supporting research in the use of hydrogen fuel cells as an alternative technology for electrifying GO rail service and the UP Express.

Cycling

The government is helping municipalities across the province to improve existing, or build new, cycling infrastructure. Supporting this construction increases safety for cyclists, and makes cycling more convenient and appealing for daily commutes and other frequent trips.

The Province is investing more than $90 million in 2017–18 to support commuter cycling across the province as part of the Ontario Municipal Commuter Cycling Program.

With provincial support, the City of Hamilton opened a new 2.3-kilometre cycling route on Bay Street between Aberdeen Avenue and Stuart Street in October 2017. This new cycling route makes it easier for families to get around Hamilton, and makes commuting safer and more convenient.

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Electric Ferries

Ontario is positioned to become a North American leader in the deployment of low-carbon and zero-emission marine transportation. The Province is moving forward with plans to procure two new electric ferries to connect the mainland with Amherst Island and Wolfe Island. These two ferries will be the first fully electric non-cable vessels in North America, equipped with electric propulsion systems instead of the conventional diesel-electric system. This initiative supports the commercialization of new low-carbon technology and strengthens the low-carbon cleantech sector. The Amherst Island vessel is scheduled to be delivered in December 2019 and the Wolfe Island vessel in December 2020.

Other Investments in Transportation Infrastructure

Investments in Northern Transportation

The Province is committed to ensuring that northern residents, communities and industries benefit from efficient and connected transportation systems. The government will invest $490 million in capital funding over the next 10 years for the Ontario Northland Transportation Commission to repair and refurbish railway tracks, bridges and trains. In 2017–18, the Province provided $5.2 million towards new buses and technology enhancements to expand bus travel options in underserved areas across northern Ontario, which will help remove barriers and increase accessibility for residents.

Expanding Bus Service across the North

In December 2017, the government announced improvements to intercommunity bus services delivered through the Ontario Northland Transportation Commission (ONTC) to make it easier and more convenient for people to get where they need to go. ONTC will increase bus service in the northeast and will work in collaboration with existing private carriers, including Kasper Transportation, to introduce services to communities in the northwest. Return service will be offered five days a week between all communities served by the ONTC or private carriers. Communities that will benefit from expanded service include Hearst, Hornepayne, White River, Red Lake, Emo, Rainy River, Fort Frances, Atikokan and Red Rock.

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Community Transportation Grant Program

Ontario has launched a new five-year $40 million Community Transportation Grant Program to help municipalities, Indigenous communities and other organizations throughout the province provide more travel options in areas that are not served, or are underserved by public transit and intercommunity bus routes. The program will make it more convenient for seniors, students, persons living with disabilities and others to access essential services within their communities, connect with other transportation services, and travel between cities and towns.

This program enables communities to find local solutions to their transportation challenges, and builds upon a three-year pilot program that has supported:

➤	The Township of White River to partner with the Canadian Red Cross to provide transportation service to communities within a 100-kilometre radius to help get people to medical, dental and hearing services; and

➤	The County of Northumberland to expand its transportation services to several townships, and extend its services to evenings and weekends, to allow families, youth, seniors and adults to get to work and school, go shopping, and attend social and recreational activities.

High-Speed Rail

Ontario is continuing to make progress on the first high-speed rail service in Canada, on the Toronto-Windsor corridor. This would connect the GTHA to southwestern Ontario — a region with leading research institutions, a technology cluster, numerous advanced manufacturing facilities and significant economic growth potential. This service will cut travel times while creating new opportunities for workers, businesses and families.

The Province continues to move forward with an Environmental Assessment process that will focus on options for implementing high-speed rail. The seven station stops are planned for Windsor, Chatham, London, Kitchener, Guelph and Toronto Union Station, with a connection to Pearson International Airport. From Toronto to Kitchener, the service will share the existing corridor with GO RER services, and from Kitchener to Windsor, the service will run on new dedicated tracks.

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To deliver the program, the Province is proceeding with an initial investment of over $11 billion to support the construction. The high-speed rail program will begin with service from Toronto to London, then expand with service from London to Windsor in the second phase of construction. Ontario will continue to engage with the public, Indigenous communities and municipalities in order to advance the work.

High-speed rail has the potential to yield economic benefits to Ontario of over $20 billion. It could reduce travel times by up to 60 per cent; attract new visitors, businesses and talent to the province; and is expected to remove more than five million cars from the road by 2041 and reduce GHG emissions by seven million tonnes over the next 60 years.

Moving Forward on Transportation Plans

The Province continues to lead the development of transportation plans and strategies to identify how various components of the transportation system can work together to meet future mobility needs and increase choices for the movement of goods and people.

Planning is underway to support future growth in travel demand and economic activity, as Ontario’s population grows over the next 23 years to more than 18.2 million people by 2041. More residents will mean more trips to and from school, work and home, while an aging population will require different travel options and supports for complex care.

Planning for this future will ensure that congestion is addressed in urban areas, access is maintained in rural and remote areas, and residents and businesses have travel options. The rapid pace of technological and environmental change requires that the transportation infrastructure planned today is adaptable to new modes, supports a shift away from carbon-reliant travel and is resilient to climate change.

2051 Greater Golden Horseshoe Transportation Plan

The Province is developing a bold new transportation plan for the Greater Golden Horseshoe. It will look out to 2051 and beyond, and ensure that the transportation system is responsive to current and future environmental, technological, economic and social needs. It will support broad provincial economic and trade corridors, as well as regional and local travel needs, and will identify how the transportation system will support other Provincial priorities, such as action on climate change, and support for continued prosperity and quality of life.

As the region grows to 13.5 million people over the next 23 years, this overarching transportation plan will provide the necessary actions to optimize the significant investments being made to address mobility and congestion; prepare for new technologies such as automated and connected vehicles, as well as new mobility service models; and guide and support Provincial investment policy and program decisions in a coordinated manner.

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Northern Ontario Transportation Strategy and Action Plan

Ontario has completed extensive public consultations with Ontario residents, businesses, community groups and agencies on the proposed Northern Ontario Multimodal Transportation Strategy and Action Plan. The plan outlines the Province’s vision and goals for northern Ontario’s transportation system, a set of directions and initial actions to address the unique challenges faced by the region. It encompasses all modes of transportation — air, rail, road and marine — to help ensure this vast area is connected with a reliable and safe network that supports economic development, addresses climate change and meets social needs.

Supporting Community Benefits

The government wants to ensure that communities benefit from new infrastructure projects during development. In fact, Ontario is the first Canadian jurisdiction to pass legislation to enable consideration of community benefits in infrastructure planning and investment.

Community benefits are supplementary social and economic benefits arising from an infrastructure project, such as local job creation, training opportunities and improvement of public space. They can also help reduce poverty and develop the local economy with input from underrepresented groups. This is one of the ways Ontario is ensuring that economic growth is felt by all communities.

The government is committed to having major public infrastructure projects comply with a community benefits framework by 2020. To achieve this, the government is already working to launch five pilot projects. These pilot projects will explore a full range of project and benefit types in different regions across the province including both rural and urban communities.

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Investing in Digital Infrastructure

The Province recognizes that broadband and mobile connectivity will continue to be essential to the economic well-being of Ontarians, enabling meaningful civic engagement, inclusive growth, economic development, and access to government and public services. That is why the government is committed to ensuring people have access to digital services, and is building a foundation of digital infrastructure — including accessible and affordable high-speed broadband networks across Ontario.	Ontario is ensuring people across the province have access to affordable, high-speed broadband networks.

Since 2007, the government has committed close to $530 million in broadband infrastructure investments in communities across Ontario, including:

➤	$90 million as part of the Southwestern Integrated Fibre Technology (SWIFT) project, which will expand access to broadband networks by delivering fibre optic coverage to 3.5 million people in over 300 communities — spanning counties and municipalities in southwestern Ontario, as well as Caledon and Niagara;

➤	$67.5 million in a partnership with the Northern Ontario Heritage Fund Corporation (NOHFC), to support broadband coverage or service expansion projects in the north;

➤	Up to $30 million to improve access to distance education, skills training and new business opportunities for five Matawa-member communities in remote northern Ontario; and

➤	Investing $130 million over five years in two projects across Ontario that will advance the development and commercialization of 5G and next-generation technologies and networks across Ontario.

To ensure that people of Ontario can fully participate in the 21st century economy and access basic services, the government is investing an additional $500 million over three years to expand broadband connectivity in rural and northern communities. This will include an investment of up to $71 million towards improving cellular coverage in eastern Ontario, and up to $20 million to Telesat to support a Low Earth Orbit (LEO) satellite constellation project, which will help enable access to secure broadband services in rural and remote Ontario. These investments will also help to increase average speeds in underserved and unserved communities.

See the Enhancing Access and Engagement through Digital Learning section earlier in this chapter for more information on how broadband investments are helping students in schools across the province.

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Investing in Cybersecurity

Ontario’s investments in infrastructure and digital government services must be protected from the growing threat of cyberattacks. Increasingly sophisticated cyberattacks on governments and businesses around the world underscore the necessity of proactively safeguarding the province’s mission-critical IT systems and protecting the personal information of Ontarians.

In the 2017 Budget, Ontario committed to enhancing the cybersecurity of the province’s private financial institutions to help ensure that consumer and business information remains safe and protected. Cyber criminals also frequently target governments, trusted custodians of vast amounts of valuable information.

Ontario is investing an additional $64 million over three years to enhance existing cyber practices and attract highly skilled and in-demand cybersecurity talent using new recruitment methods, including through innovative partnerships with postsecondary institutions.

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Culture and Recreation Infrastructure

Ontario is continuing to invest in culture and recreation infrastructure to strengthen communities, promote cultural engagement and inclusion, and provide a variety of social and health benefits to Ontarians. The Province is supporting projects, including:

➤	Variety Village — Upgrading the facility in Toronto so that children, youth and adults with disabilities can continue to participate in para sport, adaptive sport and other recreational activities.

➤	Shaw Festival — Updating and modernizing four historic theatres in Niagara-on-the-Lake, making them accessible for patrons of all abilities.

➤	Lincoln Museum and Cultural Centre — Enabling the centre to move into an accessible new home, where it will be able to welcome even more members of the community.

➤	Museum of Contemporary Art (MOCA) — Relocating MOCA to the historic Northern Aluminum Company Building in a vibrant, mixed-use neighbourhood in Toronto. The new MOCA will provide studio and exhibition space for artists.

➤	Ancaster Arts Centre — Constructing a new centre that will transform the surplus Ancaster Memorial School property into a sustainable community arts hub.

➤	Elliot Lake Community Hub — Building a community hub for the North Shore that will include a pool, arena, small gym, walking track and wellness program area, which will help to engage seniors, veterans, youth, athletes and social club attendees.

A rendering of Ancaster Arts Centre.

➤	Blackburn Arena Expansion — Renovating and expanding the existing facility in Ottawa to create a multi-purpose space for the community, as well as an accessible entrance and dressing room facilities, so that all local residents can better access and participate in the services offered.

➤	Massey Hall — Nominating Phase Two of the Massey Hall Revitalization Project for federal funding under the Building Canada Fund. This project is comprised of a heritage restoration of the main hall and construction of a six-story integrated addition, as well as a music education and artist development hub.

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Ontario Place

The Province is continuing to transform Ontario Place into a vibrant, year-round waterfront destination. This transformation will boost the economy while building upon Ontario Place’s legacy of innovation, fun and live music, and engaging residents and visitors of all ages.

➤	Planning and design work is underway for Celebration Common, a proposed 20-acre green space approximately the size of 14 football fields, to accommodate open-air cultural activities, festivals, community events and recreation in Toronto.

➤	The iconic Cinesphere, reopened in November 2017, giving visitors the opportunity to watch movies year-round.

➤	Trillium Park opened in June 2017, featuring an open-air pavilion inspired by evergreen forests and Ontario Place’s unique design, as well as open spaces to host art fairs, film festivals, yoga classes, school groups and food vendors.

➤	The William G. Davis Trail also opened in June 2017. The 1.3-kilometre trail connecting the new park to the Trans Canada Trail is welcoming people back to a spectacular piece of Toronto’s waterfront.

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Investing in Ontario’s Communities

A Strong Franco-Ontarian Community Means a Strong Ontario

More than 600,000 francophones call Ontario their home. The francophone community of Ontario is the largest French-speaking community in Canada outside of Quebec and is integral to the cultural and economic development of the province.

Recognizing the Province’s commitment to the francophone people, culture and language in Ontario, in 2017, the government created a stand-alone ministry dedicated to francophone affairs.

The government continues to invest in the sustainability of francophone communities across the province. Ontario also continues to reinforce its commitment to the preservation and advancement of the francophone community through key initiatives such as the province’s observer membership in the Organisation internationale de la Francophonie.

Recent and ongoing initiatives supporting Ontario’s francophone community include:

➤	Creating a new community hub for Coopérative multiservices francophone de l’Ouest d’Ottawa in partnership with Conseil des écoles publiques de l’Est de l’Ontario. This hub will increase access to French-language services in western Ottawa by providing French-speaking families with employment and training programs, social services, legal and immigration services, child care, health services and more — all under one roof.

➤	Passing the City of Ottawa Amendment Act (Bill 140), which recognizes and aims to protect the City of Ottawa’s bilingual character.

➤	Commissioning a monument, as the first structure of its kind to be dedicated to Franco-Ontarians at Queen’s Park, acknowledging the integral role of the francophone community in the province’s achievements and its future. The monument will be unveiled in 2018.

➤	Building a new facility, Mouvement d’implication francophone d’Orléans (MIFO), to improve access to French-language services. The MIFO project will increase the number of recreational services that support and enrich francophone culture.

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Doubling the Francophone Community Grant

In fall 2017, Ontario launched Programme Franco, an application-based grant program that aims to encourage greater social involvement, learning, innovation and engagement for francophones in Ontario, through cultural and community-based initiatives.

To date, a total of 57 organizations received funding. This year, the government will be extending and expanding Programme Franco to enhance its support of francophone communities across the province and help them:

➤	Facilitate social integration, networking and volunteerism within francophone communities;

➤	Reduce barriers and increase support for vulnerable groups within francophone communities;

➤	Provide opportunities to celebrate and promote an understanding of Ontario’s Francophonie;

➤	Build the capacity of francophone organizations; and

➤	Promote collaboration between service providers to better serve francophone communities.

“The Francophone Community Grant Program is a considerable boost that supports our community’s extraordinary work throughout the province. With this program, our Franco-Ontarian organizations are able to offer services to a greater number of Francophones and Francophiles.”

Carol Jolin

President of the Assemblée de la francophonie de l’Ontario

Investing in Francophone Education

Creating a New French-Language University

Currently, learners across Ontario can study in French from early years through postsecondary education; however, more postsecondary education options are needed. The government continues to implement its commitment to establish a French-language university in Ontario governed by and for francophones. On December 14, 2017, the Université de l’Ontario français Act, 2017, passed third reading and was granted Royal Assent.

The government has created a Technical Implementation Committee to oversee the early stages of the creation of the new French-language university. This spring, the government expects to proclaim the enabling legislation and regulations, and appoint the first Board of Governors of this new institution. This is the final step in creating the university as a legal entity. Following this, it can begin to develop its programs and welcome its first students.

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Investing in Francophone Education in Schools

Since 2013, as part of its commitment to preserve French-language and culture in Ontario, the Province has invested $510 million in construction, additions and retrofits at 62 French-language schools across Ontario. Currently, the Province is investing more than $80 million to support five new French-language schools, one acquisition, and the renovation or expansion of another three. These new projects will also include new francophone licensed child care spaces to support the growing needs of Ontario families.

Recent French-language capital investments include:

➤	The addition of 178 student spaces at École secondaire catholique Père-René-de-Galinée in Cambridge;

➤	A new Roman Catholic elementary school with 412 student spaces along with three child care rooms in Gloucester;

➤	The addition of 92 student spaces at École élémentaire Nouvel Horizon, along with one child care room in Hawkesbury;

➤	The addition of 180 student spaces at École secondaire catholique Sainte-Trinité in Oakville;

➤	A joint 600-pupil secondary school, along with three child care rooms in Kingston;

➤	A new secondary school to accommodate over 500 students in Toronto; and

➤	A new secondary school to accommodate over 400 students in Vaughan.

Supporting Health Care for Francophones

The Province is improving access to quality French-language health services. In order to meet the health needs of Franco-Ontarians, the government is strengthening the role of the six French Language Health Planning Entities that provide advice and recommendations to Local Health Integration Networks on regional health system planning for francophone communities, and investing in a number of targeted initiatives that are improving the planning and coordination of French-language health services, including:

➤	Supporting the Réseau des services de santé en français de l’Est de l’Ontario in implementing a new provincewide system to assess and report on French-language health services capacity; and

➤	Capturing francophone linguistic identity in the system used to support Ontario’s health card, which will allow the government to better understand the health care needs and health outcomes of Franco-Ontarians.

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Community Hubs

Communities across the province rely on public space to deliver important services to local residents. A community hub is a space where multiple services — such as health, social, cultural and recreational programs — are located together, creating a one-stop shop for people in the community to access the resources they need. Whether located in a high-density urban neighbourhood, a rural community or even online, each hub is as unique as the community it serves.

To assist those working to develop community hubs, the Province has launched CommunityHubsOntario.ca, an online space where people interested in planning, building or operating a community hub can access resources and engage with others working on similar initiatives across Ontario. In addition, the government is moving forward with the Surplus Property Transition Initiative (SPTI), and is offering facilitation services needed to develop community hubs. The SPTI aims to support the transition of a number of publicly owned properties that are no longer in use to be redeveloped as community hubs.

Communities across Ontario are working hard to provide local leadership. For example:

➤	Scarborough — Redefining the future of the Sir Robert L. Borden Business and Technical Institute site and its role in the community;

➤	Ottawa — Finding innovative ways to support families at the site of the former Rideau High School, bringing together the Odawa Native Friendship Centre and the Rideau-Rockcliffe Community Resource Centre;

➤	Owen Sound — Proposing a regional skills training community hub that would address barriers to rural employment and education through skilled trades and fine arts; and

➤	Hamilton — Proposing revitalization of the former St. Helen’s Elementary School to develop Biindigen Community Hub.

The government is launching a new Social Purpose Real Estate (SPRE) strategy to embed community needs in government decision-making on the sale, purchase and use of publicly owned properties and infrastructure planning.

Community hubs are formed through local leadership and persistence. In central Etobicoke and Timiskaming, groups are working together in partnership to develop approaches to strengthen capacity for hubs in their communities to meet local needs. Their efforts are another example of communities sharing experiences, research and practical tools with other community service and program partnerships.

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Supporting community hubs and maximizing the social benefits of surplus properties will help families access the services they need close to home. From children to seniors, Ontario’s new approach to property use will help put local community needs first.

Pikangikum Community Hub

In April 2017, the government collaborated with Pikangikum Health Authority to launch a community hub that builds on the long-term work of the community and government to improve outcomes for Pikangikum’s children, youth and their families.

Carlington Community Health Hub

Ottawa Community Housing and the Carlington Community Health Centre partnered to develop a new building model — the Carlington Community Health Hub — offering new affordable housing for low-income seniors, and integrating primary medical care and support services under the same roof.

Co-iLab Hub

Co-iLab has worked with community, academic, public and private partners to create a vibrant entrepreneurial training centre in Oshawa through collaboration, ideation, acceleration and networks.

Thorncliffe Park Community Hub

A rendering of Carlington Community Health Hub.

The Thorncliffe Park Community Hub is a partnership with Health Access Thorncliffe Park, Thorncliffe Neighbourhood Office and Toronto Healthcare Centre that will create an accessible, integrated health and community service hub. The hub will co-locate health, social, cultural and recreational services to meet the unique needs of the community it serves. It will be located in a high-needs, high-density area that was highlighted as a priority investment neighbourhood in “Strong Neighbourhoods: Responding to a Call to Action — A Progress Report on Strong Neighbourhoods Strategies,” written jointly by the City of Toronto and United Way Toronto.

The Mount Community Centre

In Peterborough, the Mount St. Joseph convent, later renamed The Mount Community Centre, has been transformed into a community hub that includes housing, food, arts and culture, health and social services, and ecology.

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A Better Way Forward: Ontario’s Commitment to Fight Systemic Racism

The government has a responsibility to eliminate systemic racism and advance racial equity, ensuring everyone has equal access to life opportunities. To combat systemic racism, the Province announced the Ontario Black Youth Action Plan in February 2017, a $47 million investment over four years that will support more than 10,000 Black children, youth and their families.

To date, progress has been made through the Together We Can youth mentorship program for Black children and youth, which will support up to 25 locally developed projects across the province.

These include:

➤	The African-Canadian Coalition of Community Organizations; and

➤	Big Brothers Big Sisters of Peel, in partnership with the Black Community Advisory Council.

Both programs connect Black youth in the community with mentors to help them build and develop skills in areas such as communication, conflict management and leadership training.

In addition to increasing services, the plan established the Violence Prevention Campaigns Initiative — public awareness campaigns to promote the strengths of Ontario’s Black children, youth and families and build community resiliency. The campaigns aimed to promote strong Black cultural identities through investing in community outreach and promoting anti-violence.

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Supporting Ontario’s Public Libraries

In Ontario, digital resources are becoming increasingly crucial for educational purposes, to access public services, and for participation in the labour market. Public libraries play a central role in providing access to new technology and digital resources in communities.

Digital Public Library

To ensure that everyone can benefit from digital technologies in their lives, Ontario will invest $28 million over three years to create a provincial Digital Public Library that provides access to digital content such as e-books, music and audiobooks; research databases; special collections; and accessible and alternative format materials across a common web platform. For the first time, equitable digital library services will be available to all Ontarians regardless of where they live in the province — including rural, remote and Indigenous communities. This will support the province’s 300 public libraries, including 46 First Nation public libraries, which serve over 99 per cent of the population.

Building Up Public Libraries

Public libraries are increasingly embracing their role as community hubs, providing access to free information, programs and services across a range of areas such as newcomer settlement, early learning, housing, employment, small business support and public health. Libraries also offer important employment and career training programs to job seekers, helping connect them to the technology resources they need to find and compete for job opportunities. That is why Ontario is increasing the Public Library Operating Grant by $51 million over three years.

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Social Impact Bond Pilot for At-Risk Individuals

The government works continuously with partners to develop and deliver services that achieve positive long-term social outcomes for the people of Ontario.

The government is exploring initiatives that support at-risk youth and individuals with mental illnesses by improving access to secure and stable housing. To achieve this goal, the government will launch two new pay-for-success Social Impact Bond (SIB) pilot projects in the area of homelessness which will assist over a thousand at-risk youth over an eight-year period. The SIB approach works with service delivery organizations that have the expertise, capacity and scale in providing the required social service interventions. Funds are provided from private-sector investors upfront who would receive outcome payments from the government if appropriate project outcomes are achieved. Project outcomes will be assessed through an independent evaluator. This arrangement will allow delivery organizations, with the government as a partner, to build evidence about effective practices in addressing homelessness, and provide additional services in the community.

PARTNER ORGANIZATIONS

1. Niagara Resource Service for Youth (The RAFT)

The RAFT is a not-for-profit agency in the Niagara Region that works with at-risk youth and families. It offers a resource centre and a youth hostel, plus a number of specific initiatives designed to help at-risk youth with housing support, independent living, after-school programs and staying in school. The key outcomes for the RAFT pilot project are housing stability and educational attainment. One year after intake into the program, participants must be stably housed and either be enrolled in high school or have graduated.

2. Mainstay Housing

Mainstay Housing is the largest non-profit organization that provides housing to people living with mental illness and addiction in Ontario. The Mainstay pilot project aims to improve housing stability and reduce the level of care required by chronically homeless individuals suffering from mental illness. The intervention involves two years of intensive site support, followed by a one-year transition period to help participants stabilize to a reduced level of care. The key outcome for the Mainstay pilot is housing stability, with participants having been stably housed one year following the transition period.

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Implementing the Fair Housing Plan

While rising housing prices and rents reflect the strength of the economy, they also create affordability challenges for individuals and families trying to buy a home or find rental accommodation.

As part of Ontario’s response to these challenges, the government announced its Fair Housing Plan on April 20, 2017. This plan includes a comprehensive package of measures to help more people find affordable homes, increase the supply of housing (including purpose-built rental housing), protect renters and real estate consumers, and bring stability to the real estate market.

The Fair Housing Plan has begun to have its intended effect. The latest data show that, after a period of elevated activity, the Ontario housing market began rebalancing in 2017. For more information, see Chapter III, Section B: Economic Outlook.

The measures announced as part of the Fair Housing Plan include:

➤	Implementing the Non-Resident Speculation Tax to help make housing more affordable in the Greater Golden Horseshoe Region;

➤	Enhancing consumer protection by supporting stronger rules and professional standards for the real estate sector;

➤	Updating the Growth Plan for the Greater Golden Horseshoe, 2017, to include a new requirement for municipalities to consider the use of available tools to require that multi-unit buildings incorporate a range of unit sizes to accommodate a diverse range of household sizes and incomes; and

➤	Working with municipalities and stakeholders to provide municipalities with additional tools to increase housing supply (including new rental developments), such as the flexibility to apply a vacancy tax to unoccupied residential units.

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Measures in the Fair Housing Plan to Improve Fairness for Renters

The Fair Housing Plan also includes the following measures aimed at improving fairness for renters:

➤	Improving housing affordability in the rental market by ensuring that property tax for new multi-residential apartment buildings is charged at a similar rate as other residential properties;

➤	Unlocking surplus provincial land to create more than 2,000 new housing units with a mix of market-based and affordable units;

➤	Expanding rent control to all private market rental units across the province to protect tenants from unfair rent increases; and

➤	Ensuring that, starting April 30, 2018, landlords of most private residential units will use a standard lease document that is written in easy to understand language and explains what can and cannot be included in a lease. This document will also be made available in dozens of languages to help landlords and tenants better understand their rights and responsibilities.

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Protecting Consumers and Investors

The government has a strong record of consumer and investor protection and continues to introduce a number of important measures to increase protection in a variety of ways. This includes reducing outages and improving access to elevators, while maintaining the province’s strong safety record through the action plan on elevator availability. This would make Ontario the first jurisdiction in the world to establish standards for elevator repair times.

The Province has also taken important action to better protect vulnerable consumers by reducing the cost of borrowing and other fees for alternative financial services such as payday loans, as well as allowing Ontario municipalities to restrict the areas in which payday loan shops open and the number that can operate in a given area. The government continues to introduce important measures to enhance consumer and investor protection.

Increasing Rights and Protections when Accessing Credit Reports

The Province is advancing the rights and protections of consumers when accessing credit reports, so they have more access and control over their own information and may help reduce the harm of identity theft.

Proposed changes under the Access to Consumer Credit Reports and Elevator Availability Act, 2018, would require certain credit reporting agencies to:

➤	Give consumers online access to their current consumer score at least two times per year, free of charge;

➤	Include in a consumer report information about any consumer scores given to third parties in the past 12 months; and

➤	Implement a credit freeze, at the request of a consumer, to help reduce identity theft.

If passed, this legislation would give Ontario consumers the strongest rights in Canada over information held by consumer reporting agencies.

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Championing Financial Empowerment

A better understanding of financial basics is good for economic growth and it benefits all Ontarians. When financial literacy is adopted, people are empowered to make better decisions and avoid exploitation. That is why, since 2014, the government has continually made investments that support the financial empowerment of low-income and at-risk groups, including seniors, newcomers and young people.

To help reach tens of thousands of more low-income Ontarians, the government is making a new investment in important financial literacy services and education though Prosper Canada. As a result of this investment, more cities will have financial empowerment supports embedded in services such as shelters and employment centres. This means more people will have access to one or more of the following:

➤  One-on-one financial coaching;

➤  Financial education;

➤  Online financial information tools;

➤  Help with basic banking;

➤  Help with Registered Education Savings Plans, Registered Disability Savings Plans and Tax-Free Savings Accounts; and

➤  Help with filing taxes and accessing benefits.

Higher levels of financial knowledge are associated with higher degrees of retirement preparation; however, studies show that senior women are twice as likely to live in poverty as men. That is why the Province is developing a program to promote financial literacy among women, with a special focus on issues faced by senior women.

Through continued investments and emphasis on education, the government continues to work to increase the financial security and literacy for the betterment of people throughout Ontario.

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Modernizing the Regulation of Insurance

The government is committed to a modern approach to insurance regulation that protects the public while promoting an innovative, competitive financial services industry.

The government is introducing amendments to the Insurance Act and the Corporations Act which, if passed, would give the Financial Services Regulatory Authority of Ontario (FSRA) prudential oversight of certain insurance companies incorporated in Ontario, including farm mutuals, reciprocals, publicly owned insurers and insurers created by legislation. In addition, all insurers licensed in Ontario would be required to be incorporated in a jurisdiction that meets international solvency standards.

To further enhance consumer protection, the government is introducing amendments to the Insurance Act which, if passed, would provide FSRA with the authority to make rules requiring insurers to provide claims and repair history information to motor vehicle dealers for disclosure to prospective used vehicle purchasers.

In addition, to reduce regulatory burden and enhance consumer convenience, amendments to the Insurance Act are being proposed which, if passed, would clarify the use of electronic communication by insurers and consumers, including certain insurance applications, policies and forms.

Creating the Financial Services Regulatory Authority of Ontario

The government is moving forward with the creation and implementation of FSRA, a new modern and adaptive financial services and pension regulator that will strengthen consumer, investor and pension plan beneficiary protection. The government is continuing to work with FSRA on a plan for the transition from the Financial Services Commission of Ontario (FSCO) to FSRA, and is also now proposing amendments to the Financial Services Regulatory Authority of Ontario Act, 2016, and other related statutes that would enhance the existing legislative framework and provide mechanisms for that transition. Consequential amendments to other acts would also be made.

The new FSRA organization is being built based on the vision of the mandate review panel. FSRA is currently moving to establish key pieces of its new organizational structure including upgrading key information systems. FSRA is working towards becoming fully operational by April 2019.

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Establishing the Cooperative Capital Markets Regulatory System

Canada remains the only country in the Organisation for Economic Co-operation and Development (OECD) and the G7 without a national securities regulator. A strong cooperative securities regulatory framework is an important part of boosting Canada’s competitiveness in global capital markets, enhancing and harmonizing investor protection, and strengthening capital markets enforcement.

The Cooperative Capital Markets Regulatory System (CCMR or Cooperative System), once implemented, would promote economic activity by:

➤	Fostering more efficient, globally competitive capital markets;

➤	Providing investors increased protection through more integrated and coordinated compliance and enforcement activities;

➤	Strengthening Canada’s capacity to identify and manage capital markets-related systemic risks on a national basis; and

➤	Enabling participating jurisdictions, through the single voice of the new regulator, to play a more empowered and influential role in international regulatory initiatives.

Ontario continues to play a leadership role in the establishment of the CCMR and is working with the other participating jurisdictions to implement this initiative. Furthermore, Ontario, along with all other participating jurisdictions, continues to extend an invitation to any interested non-participating province or territory to join the Cooperative System.

The government is committed to ensuring a successful launch of the CCMR, and a key aspect will be transitioning Ontario Securities Commission staff to the new proposed Capital Markets Regulatory Authority (CMRA) once it is established. To assist with employee retention and planning, the government will propose legislation to include CMRA employees in Ontario as members of Ontario’s Public Service Pension Plan.

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Making Auto Insurance More Affordable

The government continues to make auto insurance more affordable for the Province’s nearly 10 million drivers. Since 2013, Ontario has implemented a series of reforms aimed at reducing rates and better protecting consumers. Recent reforms have included:

➤	Requiring insurers to offer a discount for the use of winter tires;

➤	Creating a new dispute resolution system to help Ontario claimants get faster access to the benefits they need;

➤	Strengthening consumer protection by requiring towing and storage costs after an accident to be more transparent;

➤	Prohibiting premium increases for minor at-fault accidents; and

➤	Lowering the maximum interest rate charged on monthly premium payments.

While these reforms have reduced rates, the Province recognized more needed to be done. In his April 2017 report, David Marshall, Ontario’s advisor on auto insurance, identified that structural reforms to the system are the only way to reduce rates in the long term and improve care for those injured in auto collisions. That is why on December 5, 2017, the government announced the Fair Auto Insurance Plan, which includes a series of transformative changes that will reduce auto insurance rates and help those who are hurt in auto collisions get the care they need. The plan includes:

➤  Cracking down on fraud by launching the province’s first Serious Fraud Office, with an initial focus on auto insurance fraud;

➤  Implementing standard treatment plans for common injuries such as sprains, strains and whiplash;

➤  Ensuring that lawyers’ contingency fees are fair, reasonable and more transparent;

➤  Directing FSCO to review risk factors used by insurers, including where a person lives, to ensure that drivers in certain parts of the province are not subject to unfair high rates;

➤  Reducing disputes by establishing independent examination centres; and

➤  Establishing an advisory panel to guide the enactment of reforms contained in the Fair Auto Insurance Plan.

Common Injuries from Auto Collisions

Minor injuries account for between 70 and 80 per cent of claims. David Marshall, Ontario’s advisor on auto insurance, reported that approximately 80 per cent of injuries from auto collisions involve whiplash or other soft tissue injures such as a sprained back, which can often be treated by standard and relatively simple procedures.

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The government remains committed to transforming the auto insurance system to prioritize care for accident victims. Initial steps taken by the government include implementing standard treatment plans for the most common auto collision injuries and reducing disputes that can ultimately hurt victims instead of helping them. As a next step, the government will be investing in the development of Pathways of Care that will support catastrophically injured persons through the Ontario Neurotrauma Foundation (ONF). The ONF, in partnership with Spinal Cord Injury Ontario, will work with insurers, legal professionals and people with lived experience to develop standards of care that reflect scientific evidence, existing research and best practices, to support the government’s goal of an overarching system of care that supports all people injured in auto collisions.

These measures are part of the government’s transformation of the auto insurance system over time, aimed at bringing rates down and keeping them down in a sustained way, and ensuring that people who are hurt in auto collisions are able to receive the care they need, when they need it. The Province will continue to develop and implement measures to ensure the structural transformation of the auto insurance system that will result in less fraud, reduced rates, fewer disputes, and more timely and appropriate care for victims.

Regulating Financial Planners

The government is developing a framework to regulate financial planners in Ontario to help ensure that Ontarians have access to services that will assist them in reaching their financial goals. This regulatory framework would close the gap that currently allows financial planners to perform their work without regulatory oversight or specified proficiency requirements. It would also establish restrictions on the use of titles related to financial planning. The government has begun consulting with stakeholders in shaping the proposed framework, beginning with the release of a consultation paper in March 2018.

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Strengthening Protection for Investors in Syndicated Mortgages

In the 2017 Budget, the government announced that it intended to transfer the regulatory oversight of syndicated mortgage investments (SMIs) from the Financial Services Commission of Ontario (FSCO) to the securities regulator, as well as implement interim measures to improve investor protection under the existing framework.

The government recently strengthened investor protections by amending regulations under the Mortgage Brokerages, Lenders and Administrators Act, 2006, to ensure that potential investors are aware of the risks regarding SMIs. These amendments also established a $60,000 investment limit on individual investors in SMIs in order to prevent investors from becoming overly concentrated in these investments. These regulatory amendments will come into force on July 1, 2018.

In fall 2017, the government passed amendments to the Securities Act to facilitate the eventual transfer of the oversight responsibility for SMIs. The Ontario Securities Commission (OSC) is working with FSCO to prepare for an orderly transfer, and is working with other securities regulators across Canada to develop proposed rules for syndicated mortgage offerings. As part of this process, the OSC recently commenced public consultations on proposed amendments to the securities rules related to the distribution of syndicated mortgages.

Modernizing the Legislative Framework for Co-operative Corporations

Co-operative corporations are an important part of Ontario’s economy and serve the needs of their members in communities across the province. The Co-operative Corporations Act (CCA), which came into force in 1974, has never been subject to a full legislative review. As a result, the legislation has not kept pace with other business statutes in Ontario.

This year, the government will conduct a review of the CCA to modernize it and streamline it with other Ontario business statutes, while ensuring that it continues to reflect co-operative principles. As part of the review, the government will consider key policy issues, including restrictions on non-member business, exemptions from audit requirements, the process for offering statements, and the government body that would be most suitable to administer the legislation. A more modern legislative framework for co-operative corporations will help ensure they are able to grow, meet the needs of their members and compete effectively with other businesses in Ontario.

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Updating Capital Markets Law

Fair, vigorous and timely enforcement of Ontario’s securities laws is essential to protecting investors and fostering confidence in the capital markets. The government plans to propose new tools for the OSC to enhance and expand its existing enforcement activities, including:

➤	New offences for breach of an undertaking and for obstruction of an investigation in both the Securities Act and the Commodity Futures Act;

➤	Giving the OSC authority to make automatic and non-automatic reciprocal orders on key orders issued for certain court convictions or by another Canadian securities regulator, for example, for specific sanctions;

➤	Streamlining the administrative penalty process for first-time violations of certain registration and prospectus requirements in the Securities Act; and

➤	Streamlining information-sharing processes in enforcement proceedings.

The government supports cooperation between OSC enforcement activities and the investigation and prosecution of criminal fraud. The OSC and the Ministry of the Attorney General will explore new opportunities to support and coordinate activities, including through the newly created Serious Fraud Office.

The government also supports a fair and efficient complaint resolution system for investors. The government will work with the OSC to strengthen the framework for securing compensation for investors who suffer financial losses due to the acts or omissions of registered firms.

In addition, the government proposes to establish a regulatory regime for financial benchmark administrators, contributors and users to reduce the risk of manipulation of those benchmarks and to align with international requirements. New rules for benchmarks would improve protection for investors and capital markets against misconduct.

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Investments in Innovation and Transformative Technologies

Ontario is a national leader in innovation. Between 2014–15 and 2016–17, the government invested close to $1.7 billion to further develop the innovation ecosystem in Ontario. This includes investments in research institutes, regional innovation centres, and supports for Ontario-based entrepreneurs, as well as various other supports for Ontario’s innovators.

As announced in the 2017 Budget, the Province is investing over $350 million in a number of key transformative technologies, including artificial intelligence (AI), 5G wireless communications, autonomous vehicles, advanced computing and quantum technologies. These technologies will equip Ontario with the tools needed to compete globally, create the jobs of the future and find solutions to some of the biggest problems facing the province including climate change. These investments are bringing together Ontario’s highly skilled workforce, innovative businesses, research institutions, and different partners — including municipalities and communities — to create the economy of the future.

Ontario University Business Incubators and Accelerators Recognized as World Leaders

According to a recent study by UBI Global, four university business incubators and accelerators from Ontario rank among the world’s best. Ryerson University’s DMZ (Digital Media Zone) tied for first among university-based incubators, with University of Toronto Entrepreneurship ranking fourth. York University’s Entrepreneurship Development Institute ranked first among university-linked accelerators, while The Accelerator Centre in the Waterloo region ranked fourth. These incubator and accelerator programs help startups build businesses by connecting them with customers, capital, technical and other business-related experts, and a community of entrepreneurs and influencers.

Bolstering Artificial Intelligence

Ontario is acknowledged as a world leader in AI, anchored by advanced competencies and world-renowned talent. Nearly 200 AI-enabled firms and institutions in the province are creating opportunities to improve lives through the delivery of AI-enabled advances in health care, education and transportation.	Overview of the Vector Institute The Vector Institute is an independent non-profit corporation dedicated to research and commercialization in the field of AI, excelling in machine- and deep-learning.

The Province capitalized on its leading position in the AI sector by investing $50 million to help establish the Vector Institute, designed to support AI technology startups and generate investment from companies looking to hire experts and expand their AI footprint. A number of the Vector Institute’s key partners have also announced plans to expand their presence in Toronto, including Google Brain, Uber Advanced Technology Group (ATG) and Accenture (Liquid Studio).

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The Province is investing an additional $30 million to support the Vector Institute’s work with postsecondary institutions. This will allow the Vector Institute to collaborate with academic institutions and existing Ontario employers, including scale-ups, to increase the number of Master’s degree graduates in AI-related fields to 1,000 annually within five years. This increase will help the Province respond to the need for AI-trained specialists to help evolve and grow Ontario companies to compete in the new knowledge economy.

Encouraging Artificial Intelligence Entrepreneurs

NextAI is a Toronto-based accelerator for early-stage startups that leverage AI technologies. This organization focuses on founder development and creating new AI ventures, occupying a critical niche between advanced applied research occurring within the Vector Institute and venture acceleration. It provides seed funding for businesses, creates mentorship opportunities with corporate partners, and provides access to corporate advisors and leading researchers. The Province is continuing to support the AI ecosystem through NextAI by providing an additional $15 million in funding over the next three years. This funding will make Ontario’s economy more innovative and productive through ongoing support of exceptional entrepreneurs.

Toronto Region Showcases its Strengths in Amazon HQ2 Bid

The Toronto region was the only Canadian jurisdiction to make the top 20 shortlist as a potential site for Amazon’s HQ2, its second headquarter. In its search for potential locations Amazon identified criteria, including a talented and skilled labour force, open immigration, world-class educational institutions, essential infrastructure, and a high quality of life. The Toronto region, with the support of Provincial investments, delivers on these criteria and has positioned itself as a strong contender. By continuing to consider the region in its search for HQ2, Amazon has recognized the benefits that come from working and living in the Toronto region and Ontario as a whole.

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A Made-in-Ontario Data Strategy

The vast streams of data generated by social media and business information platforms, smartphones, the Internet of Things and sensors are the fuel that powers the emerging data-driven global economy around the world. Organizations that are able to capture, use and reuse these streams of data are developing valuable new products, solutions and services, including public services that benefit consumers and businesses, grow the economy and support social well-being. Recognizing the explosive growth of the data-driven economy, the government is exploring a Data Strategy for the province that will help ensure that the people of Ontario are able to reap the significant benefits from responsibly using publicly funded data generated here, while protecting the public interest. The government will consult with key stakeholders to inform a Data Strategy so that Ontarians benefit from data generated in Ontario while leveraging the potential that data holds to enhance economic activity and grow Ontario businesses.

Competitiveness in FinTech

Ontario is committed to becoming a global leader in FinTech. Toronto is North America’s second largest financial services hub, after New York City, in terms of industry employment. The Toronto-Waterloo Corridor boasts the second highest density of startups in the world. With over 140 FinTech startups in the Toronto Region and over 700,000 people employed in ICT and financial services across the province, this growing sector	Financial technology (FinTech) businesses employ modern technologies to improve the delivery of financial services.
continues to be an important contributor to the province’s economy, increased job growth and competitiveness. The Province’s approach to this unique part of the financial services sector is innovative, while ensuring a high degree of consumer protection. By fostering a dynamic FinTech landscape, the province will continue to attract and retain talent and create stable growth for jobs in this robust sector.

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As announced in the 2017 Ontario Economic Outlook and Fiscal Review, the government continues to advance the provincial FinTech strategy by moving forward with establishing the Ontario FinTech Accelerator Office, which will help FinTech businesses:

➤	Navigate regulatory requirements, as many FinTech business models span multiple regulators in ways that differ from traditional business models;

➤	Access business support programs and other resources; and

➤	Connect and form partnerships with established financial institutions and emerging businesses, both domestically and globally.

The FinTech Accelerator Office will serve a dual purpose, in assisting businesses as they navigate regulatory requirements and helping inform government policies aimed at facilitating growth in the province’s FinTech sector. The government has been working with the sector to ensure that the Accelerator Office will meet the evolving needs of innovative businesses. Further details on the FinTech Accelerator Office will be announced in the near term.

The government is also continuing to work on the Regulatory Super Sandbox, as announced in the 2017 Ontario Economic Outlook and Fiscal Review. Both the OSC and FSRA are working with the government to ensure that the Regulatory Super Sandbox would be operational at the same time as FSRA.

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Access to Capital

Innovative early-stage companies have high-growth potential, but they often find it difficult to secure the capital they need to continue their development. Traditional sources of financing may be difficult to access, especially since many of these companies have limited profits and few tangible assets. That is where venture capital and other forms of risk capital can play a role, providing much-needed financing while also providing the company with guidance and time to become profitable.

Provincial investments such as those in the Ontario Venture Capital Fund, the Northleaf Venture Catalyst Fund and the ScaleUP Ventures Fund have helped improve Ontario’s venture capital market. From 2015 to 2017, Ontario had its best three years of venture capital investment since the dot-com era of the late 1990s and early 2000s.

The Ontario Capital Growth Corporation (OCGC) manages Ontario’s interests in venture capital funds to ensure that more high-potential technology companies have access to the capital required to grow and prosper.

Ontario’s Life Sciences Venture Capital Fund

Ontario has a strong research and commercialization ecosystem in the life sciences sector. Ontario’s more than 20 academic research hospitals invest about $1.5 billion annually in health research and employ more than 18,000 researchers and research staff across the province. These strengths have led to the creation of many innovative startups.

Recognizing the strength of the life sciences sector in Ontario and Quebec, the Province has signed a Memorandum of Understanding to work with Quebec on the development of a joint Life Sciences Venture Capital Fund. The Province recently announced its intention to invest up to $50 million in venture capital funds focused on life sciences. This will ensure that companies in subsectors such as regenerative medicine, oncology and digital health will have access to capital they need to grow. This investment commitment will leverage additional capital from private-sector partners such as corporations, pension funds and banks, and will assist innovative high-potential life sciences companies at all stages of their growth and development.

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Supporting Regenerative Medicine

Since the discovery of stem cells by Dr. James Till and Dr. Ernest McCulloch in the 1960s at the Princess Margaret Hospital, Ontario has been acknowledged as a leader in stem cell research and molecular biology and tissue engineering research. Regenerative medicine is a driver of the progress and growth in Ontario’s innovative life sciences sector and an area where Ontario is a meaningful global leader.

In 2015, the government made a $25 million commitment over five years for the Ontario Institute for Regenerative Medicine.

Supporting Ontario Research

Basic research is the foundation from which most technologies and innovations are created, helping to drive long-term economic growth, create jobs and improve living standards for the people of Ontario. Dr. Molly Shoichet, an internationally respected and award-winning researcher, was recently appointed as Ontario’s first Chief Scientist. This appointment demonstrates Ontario’s commitment to research and evidence that supports policy development and decision-making.

Improving Ontario’s Prosperity through Investments in Research
Ontario’s investments in basic research are helping to create long-term economic prosperity while helping people’s lives.
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Dr. Dawn Bowdish at McMaster University in Hamilton is a recipient of the Early Researcher Award. Her research is focused on investigating the causes of bacterial pneumonia in the elderly. Provincial support has created the opportunity to expand the lab, build out the research team and continue to make great strides in treatments that improve people’s health.

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Aeryon Labs employs about 200 people and was founded by former University of Waterloo students trained by Dr. Christopher Clark, an Ontario Research Fund — Research Infrastructure recipient. Aeryon develops small Unmanned Aircraft Systems (sUAS) that deliver life- and resource-saving aerial intelligence. The sUAS solutions are used for a wide range of applications, from executing tactical missions to recovery efforts in the aftermath of Hurricane Irma.

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Electrale Innovation Limited is a company that develops new air compression technology for use in mines and other industrial applications. Dr. Dean Millar, the president and CEO of Electrale Innovations and a professor at Laurentian University, is a past recipient of support through the Ontario Research Fund — Research Excellence program.

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The Ontario Brain Institute helps build an innovative health care system that integrates research with patient care by translating discoveries from the lab and the clinic into the community through the commercialization of new products and services. To support this work, the government will continue to invest $100 million in funding over five years in the Ontario Brain Institute, beginning in 2018

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Supporting Agri-Food Research and Innovation

Ontario’s agri-food sector plays an important role in the provincial economy, employing more than 800,000 workers. Investments in agri-food research result in new products and services for the global marketplace, helping to ensure that the industry remains competitive and creates jobs for the people of Ontario.

For this reason, the Province has renewed a 10-year agreement with the University of Guelph, investing more than $700 million to ensure Ontario’s position as a global leader in agri-food education, research and innovation.

As a result of this investment, Ontario will continue to make advances in food safety and the protection of plant, animal and human health. The next generation of researchers, and Ontario’s agri-food research capacity, will continue to be strengthened at the University of Guelph, which is recognized as one of Canada’s top research universities.18

This new investment will build off of past research successes at the university supported by the Province that have resulted in improving the nutrition of seniors in long-term care, new plant-based ways to produce pharmaceuticals, and improving animal immune systems.

Recognizing Excellence in Agri-Food Research

The Premier’s Award for Agri-Food Innovation Excellence is presented annually to recognize the efforts of innovators across the province that are creating new agri-food products, adding value to existing products, and creating jobs and economic growth in Ontario. Winners from 2017 included:

•  Kenora’s Freshwater Cuisine, an innovative freshwater fish processing company creating appetizers incorporating all aspects of freshwater fish.

•  Ferme Avicole Laviolette Ltée in St-Isidore, which created a state-of-the-art facility to produce high-quality chicken eggs.

•  Hamilton’s Greenbelt Microgreens, which has developed an eco-friendly process for growing organic microgreens such as lettuce, arugula and wheatgrass year-round in Ontario’s Greenbelt.

[18]	RESEARCH Infosource Inc., “Canada’s Top 50 Research Universities,” (November 2017).

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Strengthening Intellectual Property in Ontario

Intellectual property (IP) is a form of intangible asset that includes patents, trademarks, copyrights and industrial designs. IP is an increasingly important driver of economic activity, and a competitive advantage for businesses. Ontario already has a strong foundation in research, innovation and entrepreneurship, but many Ontario innovators lack critical IP knowledge to commercialize their ideas and fully protect and strategically manage their IP for growth. As a result, some businesses and innovators in the province are missing out on significant potential returns from made-in-Ontario inventions.

To address this challenge, the Province is exploring an Intellectual Property Strategy focused on three themes:

➤	Supporting the generation and ownership of higher quality patents by Ontario innovators;

➤	Educating Ontario firms to become savvy users and producers of intellectual property assets; and

➤	Defending and expanding the freedom to operate for Ontario entrepreneurs.

This strategy will ensure that firms leverage their IP to commercialize and grow their businesses here in Ontario and globally while remaining competitive.

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Chapter III

ONTARIO'S ECONOMIC AND FISCAL STRENGTH

ONTARIO

Economic and Fiscal Overview

Introduction

Ontario is delivering on its commitment to balance the budget in 2017–18, reflecting recent strong growth in the Ontario economy and sound fiscal management.

The government’s plan to balance the budget in 2017–18 is being achieved without making cuts to vital services that Ontario families rely on. Instead, the government has chosen to invest to support the economy and create jobs, while also making historic investments in infrastructure and implementing transformative actions to strengthen vital public services. This has led to improvements in health care, lower electricity bills, more affordable postsecondary education, greater access to child care, and strengthened supports for small businesses and seniors.

Since the recession, Ontario’s economy has strengthened, helping bring the unemployment rate down to a 17-year low. The province has exceeded all G7 countries in economic growth since 2014. While Ontario has been a net contributor to Equalization since first qualifying for the program in 2009–10, it is now projected to soon stop receiving federal Equalization payments, given its recent strength relative to other provinces in Canada.

While Ontario’s economy has been growing steadily, the government knows that more must be done to ensure that the benefits of a solid economy are being shared equally by all Ontarians. The government also knows that more must be done to prepare the people of Ontario for working in a rapidly changing economy, and growing uncertainty.

The government believes that the best way to deliver prosperity to more people in Ontario is by continuing to invest in the economy, and in public services that promote greater fairness and opportunity across the province. For this reason, the government has a plan to invest in key priorities and as a result, beginning in 2018–19, the Province is projecting a modest deficit of $6.7 billion, 0.8 per cent of gross domestic product (GDP).

These new investments will total $20.3 billion over three years and will focus on priority areas that will help create opportunity and make care more affordable such as health care, education, child care, seniors, social services, growing the economy and creating good jobs.

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Moving forward, the government is committed to eliminating the deficit while balancing important investments in public services and fiscal responsibility. Investments will be assessed against a plan to manage overall growth in program spending through continued actions to reduce costs and make programs and services work more efficiently to meet the needs of today’s and future generations. At the same time while running deficits, the government is projecting that net debt-to-GDP will remain below its 2014–15 peak of 39.3 per cent and resume a downward trend in 2022–23.

Ontario’s Balanced Budget

The government is forecasting a surplus of $0.6 billion in 2017–18, beating its fiscal target for the ninth year in a row, and delivering on the 2010 Budget commitment to balance the budget in 2017–18. By continuing to overachieve on its fiscal targets since 2009–10, the Province’s accumulated deficit is projected to be $36.2 billion lower, relative to annual forecasts.

The projected surplus would go towards reducing the amount of debt the government would have otherwise incurred this year. In fact, the net debt-to-GDP ratio has been on a declining track since 2014–15 and is projected to fall to 37.1 per cent in 2017–18, lower than the 2017 Budget projection of 37.5 per cent. In addition, interest on debt savings over the return to balance period now totals $24.4 billion, relative to the 2010 Budget forecast. Interest on debt expense, at 8 cents of every dollar of revenue, is lower in 2017–18 than it has been over the past 25 years.

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Supported by strong economic performance and responsible management of growth in program spending, Ontario’s program expense-to-GDP ratio is expected to remain at its pre-recession level of 16.6 per cent this year. Ontario is also projected to remain the province with the lowest program spending per capita in 2017–18. Together, this strengthened economic and fiscal footing positions the province well to make important investments while projecting deficits.

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Ontario’s Economic Performance

Ontario’s economy grew strongly over the last four years. Real GDP rose 2.7 per cent annually on average over the 2014–17 period, faster than average growth of 2.0 per cent between 2010–13. Since 2014, the province’s growth outpaced that of Canada and all other G7 economies. This strong growth helped more people find jobs and lowered the unemployment rate to a 17-year low. A less supportive global economic environment due to slightly higher interest rates, oil prices and the Canadian dollar is expected to moderate real GDP and employment gains over the next four years. Real GDP growth is expected to average 1.9 per cent per year between 2018 and 2021, in line with the national average. See Chapter III, Section B: Economic Outlook for a full discussion of Ontario’s economic outlook.

Despite Ontario’s solid economic underpinnings, there are a number of risks and challenges that could adversely affect the province’s competitiveness and economic growth, including recent tax reform in the United States, trade negotiations and other protectionist measures; high household debt; and the housing market.

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Medium-Term Fiscal Plan

Ontario’s most valuable resource is its people. The hardworking people of Ontario are key to the province’s prosperity and deserve to be included in Ontario’s economic success. There are families that have yet to feel the benefits of this growth and continue to face mounting pressures on the cost of living and increasing household debt. The government believes that supporting public services that focus on creating opportunity and making care more affordable for the people of Ontario is good economic policy.

For this reason, the government is choosing to make investments of $20.3 billion over the next three years to support vital public services upon which the people of Ontario rely. This includes:

➤	$1.3 billion to provide better health care for everyone in Ontario;

➤	$1.2 billion to improve access to a full range of mental health and addictions services for children, youth and adults across Ontario;

➤	$2.2 billion to continue to increase access to affordable child care and introduce free preschool for children aged two-and-a-half until they are eligible for kindergarten starting in September 2020;

➤	$2.3 billion to embark on a multi-year plan to reform income security;

➤	$1.8 billion to expand services and enable choice, independence and inclusion for individuals with developmental disabilities;

➤	$1.0 billion to expand OHIP+ to seniors;

➤	$0.7 billion to support seniors to live independently;

➤	$0.8 billion to reduce prescription drug and dental costs; and

➤	$0.9 billion to build upon and strengthen economic foundations, support the development of local talent and entrepreneurs, and encourage the growth of businesses.

See Chapter I: A Plan for Care, Chapter II: Growing the Economy and Creating Good Jobs and Chapter III, Section C: Fiscal Plan for additional details on these investments.

As a result of these investments, program spending growth will average 3.3 per cent annually over the medium term. In addition, interest on debt expense is projected to grow from $12.5 billion in 2018–19 to $13.8 billion in 2020–21. This increase is mainly due to investments in capital assets and the deficit arising from expenditures on programs and services that the people of Ontario rely on.

The medium-term revenue outlook reflects growth in the economy, projecting to increase from $152.5 billion to $163.8 billion between 2018–19 and 2020–21, or at an average annual rate of 3.7 per cent. This revenue growth is largely based on the outlook for Ontario’s economy, with nominal GDP expected to rise at an annual average rate of 3.9 per cent over the same period.

170	Chapter III: Ontario’s Economic and Fiscal Strength

To support new investments amid a moderate revenue forecast, the government is now forecasting deficits over the next three years of $6.7 billion in 2018–19, $6.6 billion in 2019–20, and $6.5 billion in 2020–21. This represents a projected deficit-to-GDP ratio of 0.8 per cent in 2018–19, declining to 0.7 per cent by 2020–21.

A Responsible Fiscal Recovery Plan

In fulfilling its promise to balance the budget in 2017–18, the government has demonstrated its ability to responsibly manage the province’s finances and take on challenges that may arise from uncertainty in the economy. The government remains committed to a recovery plan that will continue to take a balanced approach of investing and supporting key programs and services for Ontarians, and keeping the province’s finances on a sustainable footing.

Section A: Economic and Fiscal Overview	171

TABLE 3.1 Ontario’s Fiscal Recovery Plan ($ Billions)
	Interim	Medium-Term Plan			Recovery Plan
	2017–18	2018–19	2019–20	2020–21	2021–22	2022–23	2023–24	2024–25	2025–26
Revenue	150.1	152.5	157.6	163.8	169.5	174.9	180.4	186.5	192.9
Expense
Programs	137.5	145.9	150.4	155.8	159.5	162.7	166.0	169.3	172.7
Interest on Debt	12.0	12.5	13.1	13.8	14.9	15.5	16.3	16.5	16.9
Total Expense	149.5	158.5	163.5	169.6	174.4	178.2	182.2	185.8	189.6
Surplus/(Deficit) Before Reserve	0.6	(6.0)	(5.9)	(5.8)	(4.9)	(3.3)	(1.8)	0.7	3.3
Reserve	–	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
Surplus/(Deficit)	0.6	(6.7)	(6.6)	(6.5)	(5.6)	(4.0)	(2.5)	0.0	2.6
Note: Numbers may not add due to rounding.

The government’s plan to return to balance is deliberate and focused, to ensure identified fiscal targets are met in the coming years, and hinges on:

➤	Continuing responsible management of program spending to ensure public services are achieving outcomes in the most effective, efficient and sustainable way possible, holding the average annual rate of program spending growth to 2.5 per cent between 2018–19 and 2024–25;

➤	Maintaining fairness, accountability and integrity of provincial revenues (see Chapter V: Taxation);

➤	Managing the Province’s borrowing program prudently to minimize interest on debt costs (see Chapter III, Section D: Borrowing and Debt Management);

➤	Working collaboratively with the federal government to ensure that fiscal arrangements are adequate, flexible and sustainable, and that the federal–provincial relationship works for the people of Ontario (see Chapter IV: Fairness and Opportunity through Partnerships); and

➤	Maintaining a prudent level for the reserve to protect the recovery plan against unforeseen adverse changes in the Province’s revenue and expense forecasts.

The government remains committed to a recovery plan that returns to balanced budgets, while creating policies and programs that both benefit the people of Ontario and create the conditions for more robust economic expansion. A stronger Ontario, with a better economy and sustained job creation, is not just measured by GDP, but by the quality and reach of the opportunities that the government creates. The government will continue to balance fiscal responsibility while making strategic investments to build a strong foundation in Ontario to create greater opportunities for individuals and companies to thrive.

172	Chapter III: Ontario’s Economic and Fiscal Strength

Making Government Services Work Better for Ontarians

Ontario remains committed to a recovery plan that will lead to a balanced budget in a responsible way. The ongoing focus is to improve outcomes — whether for individuals, businesses or the environment — and deliver value ensuring that every dollar spent aligns with achieving these outcomes in the most effective way possible.

Over the medium term and the recovery plan period, growth in program spending will be managed to an average annual rate of 2.5 per cent between 2018–19 and 2024–25. This will be supported by an ongoing focus on continuous improvement — making sure public services are achieving outcomes in the most effective, efficient and sustainable way possible. This involves:

➤	Finding ways to increase the reach of public services with existing program resources;

➤	Using innovative approaches and digital solutions to modernize public services, making them more user-centred and cost-effective; and

➤	Accelerating system transformation to maximize effectiveness, build longer-term sustainability and bend cost curves.

Ensuring Responsible Management of Spending

Management of program expenditures will be guided by a focus on innovation, improved user experience, better outcomes and reduced costs. Simply put, it means asking: Are the needs of Ontarians being met through provincial public services? Are programs being delivered in the right way? Can programs and services be improved or enhanced? Program modifications or changes will be informed by the best available evidence, and assessed for their ability to achieve intended outcomes.

This will involve making better use of current program resources, finding ways to reduce program costs to deliver to more clients, or making use of technology and other innovations to streamline and simplify service delivery. For example:

➤	Since 2006, the Ministry of Health and Long-Term Care has worked to negotiate agreements with drug manufacturers that have resulted in significant rebates to the government. Between 2006–07 and 2016–17, the rebates grew from $31 million to $1.1 billion, for agreements on more than 1,400 products. In addition, in 2010, Ontario joined the pan-Canadian Pharmaceutical Alliance to leverage the purchasing power of all 13 provinces and territories, as well as the federal drug plans. Together this group has negotiated significantly lower drug prices, more than any one province or territory could do on its own.

Section A: Economic and Fiscal Overview	173

➤	Typically, Ontarians have accessed court services in person. The Ministry of the Attorney General has been working to increase convenience and efficiency by making more services available online. Ontarians can now file online for small claims court and superior court civil matters.

➤	The Family Responsibility Office (FRO) is working to ensure that clients have flexibility and ease in accessing services. By leveraging leading practices in analytics, service design, behavioural insights and digital technologies, FRO is using evidence to inform operations and improve services. The result is that more families will get the support payments they are entitled to through court-ordered support responsibilities.

Using Innovative Approaches to Modernize Public Services

Improving Programs and Services through Experimentation and Evidence

Ontario’s Behavioural Insights Unit (BIU) is developing low-to-no-cost solutions, and generating evidence on what works — and what does not work — before scaling up. The BIU collaborates with its partners across the public sector to create more efficient processes, improve outcomes and deliver better services to Ontarians.

Where evidence shows that new approaches improve outcomes or enhance service experience for the people of Ontario, initiatives will be scaled-up system wide.

Increased Registration for Organ Donation

A trial examining how different interactions with customers can influence registration rates is underway across ServiceOntario centres to further increase the number of people who register to become organ donors. This trial is designed to build on previous success, which saw a 143 per cent increase in registration rates.

Online Service Uptake for Health Card Renewals

The new online Health Card and Driver’s Licence Renewal Service was released to the public in January 2018. The BIU is working with ServiceOntario and the Ministry of Health and Long-Term Care to explore ways to enhance the effectiveness of renewal notices to increase online service uptake and support a positive digital experience.

Online Licence Plate Sticker Renewals

ServiceOntario and the Behavioural Insights Unit (BIU) worked together to increase adoption of online licence plate sticker renewals. The behaviourally informed redesigned renewal letter resulted in a 46 per cent increase in online renewals relative to the old format and increased the number of Ontarians renewing on time during the trial. In addition, the best-performing nudge messages have been incorporated, making renewals easier and more convenient for Ontarians, and resulting in more efficient service delivery.

174	Chapter III: Ontario’s Economic and Fiscal Strength

Towards a Digitally Inclusive Ontario

In 2017, the Province introduced the Ontario Digital Service (ODS) to make services faster, simpler and better for people, communities and businesses. Better online services help make people’s lives better — seamlessly connecting them to health care services, demonstrating the affordability of college and university, or simplifying processes such as renewing a health card or driver’s licence.

At the heart of this approach is designing services that are easier to use and make life better for Ontarians. For example:

➤	The newly redesigned online Ontario Student Assistance Program (OSAP) application and calculator made it easier for students to see how much financial support is available to them, putting higher education within reach for thousands of Ontarians. The total number of OSAP awards increased by 16 per cent to 420,000 recipients from 2016–17 to 2017–18.

➤	A new OHIP+ prescription drug checker tool helps families see which medications are available and covered, with over 3,000 searches done daily, on average.

➤	The government is partnering with Code for Canada to develop a digital solution that will help adult learners easily compare, explore and discover programs that best fit their educational needs. Learners and service providers are directly participating in the creation of this solution.

Building on these results, ODS will implement a common Digital Service Standard for all online government services, so that Ontarians can access services easily from anywhere, any time and on any device.

These programs will be supported by a new government-wide Digital Inclusion Strategy that will be developed at ODS.

Section A: Economic and Fiscal Overview	175

Enhancing Government Efforts to Transform Programs

Management of program expenditure will also build upon government action already underway to evaluate current government programs to make them work more efficiently and meet the needs of the people of Ontario. The government will support, leverage and enhance efforts to modernize and transform public services. This means the government will continue to:

➤	Find savings through program improvements and cost avoidance (i.e., less costly services now, or better outcomes and prevention of downstream costs), while maintaining high quality of services and supports;

➤	Reduce duplication across service sectors by harmonizing program delivery, reallocating existing resources to more effective programs, and scaling down investments that no longer demonstrate value for money; and

➤	Establish and assess investment priorities to manage overall sustainability of program spending.

The government is committed to openness and transparency. It is important that the needs of Ontarians and their ideas help identify program options and form the solutions. Program transformation and modernization will be informed by their experience, knowledge and lessons learned. The government will also harness the expertise of thought leaders and experts. Jurisdictions with effective innovation, modernization and expenditure management processes will be consulted.

Industry leaders, academic experts and representatives from the general public will be engaged to help guide program transformation, and make recommendations to the government on how to best achieve outcomes and improve user experience while focusing on cost savings or avoidance.

176	Chapter III: Ontario’s Economic and Fiscal Strength

The investments that the government is currently making are restructuring and transforming public services to make them work more efficiently and meet the needs of the people of Ontario. Targeted investments in key sectors aim to accelerate system transformation, maximize effectiveness and build longer-term sustainability. For example:

➤	Increasing access to child care so that more children and their families can choose high-quality licensed care in a safe and convenient setting. Child care is an integral part of women’s economic empowerment, and an investment in the future of Ontario.

➤	Expanding mental health and addictions services to ensure that people living with mental illness or substance abuse disorder have the supports they need to recover and lead a healthy life. This focus is not only on health services such as greater access to psychotherapy and harm reduction services, but also on housing — ensuring that those living with mental illness or substance abuse disorder have a stable home as they recover. These investments will improve mental health outcomes, support active community participation and help to prevent negative outcomes down the road. See Chapter I: A Plan for Care for details.

➤	Investments in hospitals support the needs of local communities and residents, and ensures immediate and short-term health care needs are met. The government is also investing in care outside of hospitals — in the home and community. See Chapter I: A Plan for Care for details.

HEALTH CARE INVESTMENTS

Improving Ontario’s hospitals is key to ensuring that people continue to get high-quality care when and where they need it. Enabling better capacity in hospitals, including access to key hospital services, will help to keep pace with growing demand — it will also improve patient outcomes.

Better access to the right services when they are required means better health. It also means less need for services down the road.

At the same time, expanding and improving home and community care will ensure a smoother transition and better health outcomes for those discharged from hospital.

Together, these investments will make it easier for Ontarians to get the supports and services they need, and in the most appropriate care setting. This will lead to better health outcomes, and a more coordinated and efficient health system.

These investments will harness innovative approaches to business practices and service delivery to achieve desired outcomes and make programs more user-centred.

Section A: Economic and Fiscal Overview	177

Government Transparency and Financial Management

Ontario continues to further strengthen government transparency, financial management and fiscal accountability in supporting its fiscal plan and exercising effective stewardship of public funds.

Government Transparency

Open Government

Ontario is taking a new, open approach to how government works by breaking down silos and driving active public engagement. The government is engaging with more Ontarians in different ways. Budget Talks, an online consultation tool, is just one example of how the Province is engaging with citizens to help shape the policies and programs that will be part of Ontario’s future.

As part of its involvement in the Open Government Partnership, Ontario has been working with the public, non-governmental organizations and community groups to develop commitments that leverage innovation and technology to increase transparency, accountability and public participation.

Ontario is also proactively sharing government data and information so that Ontarians can better understand how government works. Government policies and directives are shared online to help show how decisions are made inside government. In addition to sharing more data, the government is also making data more accessible and easier for Ontarians to navigate. Public Accounts data is now released under an Open Government licence and using an interactive visualization tool powered by machine-readable data, making it easier to understand ministry expenditures.

In 2017, Ontario was the first province in Canada to adopt the International Open Data Charter, strengthening its commitment to an open-by-default approach. Open government is driving public engagement and enabling more businesses, not-for-profits and public-sector partners to use high-value data and develop customer-centric tools.

178	Chapter III: Ontario’s Economic and Fiscal Strength

Recent Developments in Public Sector Accounting Standards

The government continues to provide input to the Public Sector Accounting Board (PSAB) on a number of initiatives, including PSAB’s review of its conceptual framework, employment benefits such as pensions, accounting for financial instruments and foreign currency translation, and public-private partnerships. New accounting standards on foreign currency translation and financial instruments are effective for the 2019–20 fiscal year, although the PSAB is reviewing the effective date of these standards at its March 2018 meeting. The impact of these standards, if any, has not been reflected in the fiscal plan. In addition, the government will ensure its accounting and reporting are amended as required to implement the new standards on revenue and asset retirement obligations once issued.

Users, including the legislature and the public, need accountability in government reporting and decision-making. As a result, it is essential that public-sector financial statements reflect the substance of the government’s activities.

Financial Management

Enterprise Risk Management

The Province continues to implement enterprise risk management (ERM) across the Ontario Public Service, which includes improving risk assessment in planning and decision-making processes and building risk management capacity across the enterprise. This implementation will support the achievement of government objectives through the enterprise-wide integration of risk management into decision-making, policy development, operations and transformation activities of ministries and Provincial agencies. The adoption of an enterprise-wide approach to risk management will strengthen the government’s capacity to both create and protect value in programs and services.

Modernizing Financial Management Tools

The government is undertaking multiple initiatives to strengthen and modernize support for fiscal plan management. Enhancing the integration of information technology and deploying more advanced reporting and analysis tools will streamline the planning, budgeting, forecasting, consolidation and reporting processes that support the delivery of the fiscal plan and the Public Accounts.

Section A: Economic and Fiscal Overview	179

180	Chapter III: Ontario’s Economic and Fiscal Strength

Economic Outlook

Economic Outlook

The Ministry of Finance is forecasting 1.9 per cent average annual growth in Ontario’s real gross domestic product (GDP) over the 2018–21 period. For prudent fiscal planning, these real GDP growth projections are slightly below the average of private-sector forecasts.

TABLE 3.2 Ontario Economic Outlook (Per Cent)
	2015	2016	2017	2018p	2019p	2020p	2021p
Real GDP Growth	2.9	2.6	2.7e	2.2	1.8	1.9	1.7
Nominal GDP Growth	5.0	4.3	4.4e	4.1	3.9	4.0	3.9
Employment Growth	0.7	1.1	1.8	1.7	1.1	0.9	0.8
CPI Inflation	1.2	1.8	1.7	2.2	2.2	2.1	1.9

e = estimate.
p = Ontario Ministry of Finance planning projection.
Sources: Statistics Canada and Ontario Ministry of Finance.

Following a period of strong growth, Ontario’s economy is expected to expand at a more moderate pace over the next four years alongside slowing economic growth in the United States and rest of Canada, rising interest rates, a strengthening Canadian dollar and higher oil prices. Household spending on interest-rate-sensitive items is expected to moderate along with housing market activity.

Section B: Economic Outlook	181

Ontario’s Recent Economic Performance

Ontario’s economy continues to grow in an uncertain and challenging global environment. Real GDP advanced at an average annual pace of 2.7 per cent over the 2014–17 period, stronger than the 2.0 per cent average annual growth between 2010–13. Since 2014, Ontario’s economy has grown more than Canada’s and all of the other G7 countries.

Ontario Creating High-Quality Jobs

The strength of Ontario’s economy has supported solid employment gains. Since the recession, Ontario’s economy has created over 800,000 net new jobs. The majority of the jobs were created: in industries that pay above-average wages; in the private sector; and as full-time positions. The province’s unemployment rate has steadily declined from 9.6 per cent in June 2009 to a 17-year low of 5.5 per cent in February 2018, and has remained below the national average for 34 consecutive months.

182	Chapter III: Ontario’s Economic and Fiscal Strength

CHART 3.7 **Quality Job Gains and Unemployment Rate Decline**

Employment (000s)
Unemployment Rate (Per Cent)
7,300
7,200
7,100
7,000
6,900
6,800
6,700
6,600
6,500
6,400
6,300
10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
9.6% Unemployment Rate in June 2009
+811k Net New Jobs since Recessionary Low
June 2009 Recessionary Low
5.5% Unemployment Rate in February 2018
774,300 Full-Time
95.5%
580,600 Private-Sector
71.6%
542,600 Above-Average Wage Industries*
66.9%
+811,000 jobs created since recessionary low

*Above-average wage industries are defined as those with earnings above the average hourly earnings of all industries in 2017.
Sources: Statistics Canada and Ontario Ministry of Finance.

Section B: Economic Outlook	183

Global Economic Environment

The global economic environment remains supportive of Ontario’s economic growth. The Canadian dollar and oil prices are both projected to rise modestly but remain well below the levels that prevailed between 2005 and 2014. Interest rates are expected to continue to rise at a modest pace but remain below long-term averages. Real GDP growth in the United States and Canada is expected to remain supportive. Forecasts for key external factors are summarized in Table 3.3. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 3.3 Outlook for External Factors
	2015	2016	2017	2018p	2019p	2020p	2021p
World Real GDP Growth (Per Cent)	3.4	3.2	3.7e	3.9	3.9	3.7	3.8
U.S. Real GDP Growth (Per Cent)	2.9	1.5	2.3	2.8	2.4	2.1	2.0
Canada Real GDP Growth (Per Cent)	1.0	1.4	3.0	2.2	1.8	1.9	1.7
West Texas Intermediate Crude Oil ($US/bbl.)	49	43	51	59	59	59	60
Canadian Dollar (Cents US)	78.3	75.5	77.0	80.1	80.9	81.2	81.2
Three-Month Treasury Bill Rate[1] (Per Cent)	0.5	0.5	0.7	1.4	2.2	2.7	2.7
10-Year Government Bond Rate[1] (Per Cent)	1.5	1.3	1.8	2.4	3.0	3.5	3.5

e  = estimate.

p  = Ontario Ministry of Finance planning projection based on external sources.

[1]  Government of Canada interest rates.

Sources: IMF World Economic Outlook (October 2017 and January 2018), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2017 and February 2018), Statistics Canada, U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasters (March 2018) and Ontario Ministry of Finance.

Global economic growth has picked up broadly, with both emerging market and advanced economies recently outperforming expectations. Global real GDP growth is expected to strengthen broadly among both advanced and emerging economies from 3.7 per cent in 2017 to 3.9 per cent in both 2018 and 2019, followed by 3.7 per cent in 2020 and 3.8 per cent in 2021. The U.S. economy has been expanding at a robust pace and is expected to continue growing this year, with real GDP projected to increase by 2.8 per cent in 2018. Canada’s real GDP growth is forecast to moderate from 3.0 per cent in 2017 to 2.2 per cent in 2018, as growth returns to a moderate pace in most provinces following a strong performance last year. In many other advanced economies, including Japan and Euro member states, growth projections are relatively solid for 2018 and 2019.

184	Chapter III: Ontario’s Economic and Fiscal Strength

In response to strong economic growth and associated capacity constraints raising the prospects of increased inflationary pressure, the Bank of Canada has hiked short-term rates three times since July 2017, raising the overnight rate from 0.50 per cent to 1.25 per cent, matching increases by the U.S. Federal Reserve last year. The yield on a three-month Canadian treasury bill is expected to rise to 1.4 per cent in 2018 from 0.7 per cent in 2017. Canadian long-term interest rates have also risen, reflecting stronger economic growth and expectations of further central bank tightening. Although rates have risen, global financial conditions remain supportive with interest rates still well below longer term averages.

Recently, oil prices have risen, supported by supply restrictions of the Organization of the Petroleum Exporting Countries (OPEC), potentially lower U.S. shale oil production and geopolitical tensions. However, forecasters expect only modest price gains over the projection period as higher oil prices will likely lead to a stronger production response in the United States, as shown by a recent increase in U.S. drilling activity.

Section B: Economic Outlook	185

Outlook for Continued Economic Growth

Exports and business investment are expected to be important contributors to Ontario’s economic growth over the forecast period. Strong global economic growth, particularly in the United States, and improved consumer confidence are expected to support this improvement. As well, there are signs that the Ontario economy is facing rising domestic capacity pressures. Consequently, business investment is projected to accelerate and continue to meet growth in demand. Business investment will continue to be supported by Ontario’s competitive business environment and strategic government actions. See Chapter II: Growing the Economy and Creating Good Jobs for a full discussion of government actions to support business investment and continued growth in economic prosperity.

186	Chapter III: Ontario’s Economic and Fiscal Strength

Ontario’s exports are expected to rise by 1.8 per cent annually, on average, over the 2018–21 period. International exports are expected to continue to benefit from strong U.S. demand, led by continued gains in business investment. Interprovincial exports have picked up alongside stronger economic conditions in the rest of Canada. Although the Canadian dollar has risen over the past year, posing a competitive challenge for Ontario exporters, it remains well below the elevated levels that prevailed between 2005 and 2014. The currencies of other countries against which Ontario exporters compete have also risen against the U.S. dollar, helping the province’s relative competitiveness. Ontario and the United States both benefit from an integrated and productive global supply chain.

Business investment is expected to increase, with a strong gain in 2018, according to Statistics Canada’s latest Capital and Repair Expenditure Survey. Looking ahead, business investment is projected to rise by 4.2 per cent annually between 2018 and 2021 led by strong U.S. demand and rising domestic capacity pressures.

The labour market in Ontario experienced strong growth in 2017. Employment increased by 1.8 per cent and the average annual unemployment rate declined to 6.0 per cent. Employment is forecast to remain strong in 2018, increasing by 1.7 per cent or 121,000 net new jobs. Steady employment gains of 0.9 per cent annually, on average, are expected over the 2019–21 period. This is projected to gradually lower Ontario’s unemployment rate to 5.4 per cent by 2021.

Section B: Economic Outlook	187

While continued job growth and higher wages are expected to support consumer spending in Ontario, these gains are expected to be moderated by rising interest rates and high levels of household debt. Following growth of 4.0 per cent in 2017, annual real household consumption gains are forecast to average 2.4 per cent over the 2018–21 period.

After a period of elevated activity, the Ontario housing market began rebalancing in 2017. Following the strong gains in resale activity at the beginning of the year, sales and prices softened through the summer and then stabilized in the fall. Activity in early 2018 has declined as the market adjusts to the impact of the revised Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures issued by the Office of the Superintendent of Financial Institutions (OSFI). Home prices are forecast to increase at a modest pace beyond 2018 as rising interest rates, historically high valuations, and mortgage debt temper healthy demographic-related demand.

188	Chapter III: Ontario’s Economic and Fiscal Strength

CHART 3.10 **The Evolution of the Greater Toronto Area (GTA) Resale Market**

+19.8%
+33.4%
($1.2M)
+23.9%
+33.1%
($519K)
MAR
Market top
2017
APR
Ontario Fair Housing Plan
-47.4%
+4.9%
($1.0M)
-30.7%
+23.2%
($502K)
JUL
Evolution of GTA Resale Market
Resales y/y change
Avg. price y/y change
Detached
Condo Apartment
-7.9%
+16.4%
($517K)
-19.1%
-5.8%
($997K)
OSFI Rules
-30.8%
+10.1%
($530K)
-41.2%
-17.2%
($1.0M)
NOV
2018
FEB

Notes: Market top refers to the recent high in total sales and average resale prices in the GTA, using seasonally adjusted data from the Canadian Real Estate Association.

Sources: Toronto Real Estate Board, Canadian Real Estate Association and Ontario Ministry of Finance.

Section B: Economic Outlook	189

Risks to Ontario’s Economic Outlook

There are a number of risks that could affect Ontario’s economic outlook. Externally, stronger global economic growth, including in the United States and the rest of Canada, may provide a boost to Ontario’s production. Potential changes to the North American Free Trade Agreement (NAFTA) and other protectionist measures could disrupt trade patterns and affect Ontario exporters. Recent tax reform in the United States may lessen Ontario’s competitiveness and weaken business investment. Domestically, high levels of household debt have left Ontario households more sensitive to rising interest rates. At the same time, the Ontario housing market is rebalancing after a period of sharp price appreciation. During this transition, there is a risk that faster-than-expected interest rate increases could lead to a more significant moderation in consumer spending growth and housing activity.

TABLE 3.4 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	0.1 to 0.7	0.2 to 0.8
Crude Oil Prices Decrease by $10 US per Barrel	0.1 to 0.3	0.1 to 0.3
U.S. Real GDP Growth Increases by One Percentage Point	0.2 to 0.6	0.3 to 0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)
Source: Ontario Ministry of Finance.

190	Chapter III: Ontario’s Economic and Fiscal Strength

Ontario Economic Outlook Details

Table 3.5 provides details of the Ministry of Finance’s economic outlook for 2018–21.

TABLE 3.5 The Ontario Economy, 2016–21 (Per Cent Change)
	Actual		Projection
	2016	2017e	2018	2019	2020	2021
Real Gross Domestic Product	2.6	2.7	2.2	1.8	1.9	1.7
Household Consumption	3.0	4.0	3.0	2.2	2.0	2.1
Residential Construction	7.5	4.4	(1.6)	0.3	2.2	2.3
Non-Residential Construction	(10.1)	1.3	5.0	5.0	3.3	2.7
Machinery and Equipment	(7.8)	3.2	5.3	5.5	3.3	4.1
Exports	2.5	(0.6)	1.5	2.1	2.0	1.7
Imports	0.0	0.8	1.9	2.5	2.0	1.9
Nominal Gross Domestic Product	4.3	4.4	4.1	3.9	4.0	3.9
Primary Household Income	3.1	3.1	5.3	4.3	4.0	4.1
Compensation of Employees	3.3	3.6	5.9	4.5	4.2	4.2
Net Operating Surplus — Corporations	7.3	9.2	1.5	3.5	2.8	4.1
Other Economic Indicators
Retail Sales	7.1	6.4	4.3	3.8	3.9	3.3
Housing Starts (000s)	75.0	79.1	72.4	69.5	71.7	71.5
Home Resales	8.5	(9.6)	2.0	0.8	3.4	2.5
Home Resale Prices	15.1	9.5	0.0	3.1	5.0	5.0
Consumer Price Index	1.8	1.7	2.2	2.2	2.1	1.9
Employment	1.1	1.8	1.7	1.1	0.9	0.8
Job Creation (000s)	76	128	121	77	62	60
Unemployment Rate (Per Cent)	6.5	6.0	5.5	5.4	5.4	5.4
Key External Variables[1]
U.S. Real Gross Domestic Product	1.5	2.3	2.8	2.4	2.1	2.0
WTI Crude Oil ($ US/bbl.)	43	51	59	59	59	60
Canadian Dollar (Cents US)	75.5	77.0	80.1	80.9	81.2	81.2
Three-Month Treasury Bill Rate[1]	0.5	0.7	1.4	2.2	2.7	2.7
10-Year Government Bond Rate[1]	1.3	1.8	2.4	3.0	3.5	3.5

e    =estimate

[1]    Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2017 and February 2018), U.S. Energy Information Administration and Ontario Ministry of Finance.

Section B: Economic Outlook	191

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. In the process of preparing the 2018 Budget, the Minister of Finance met with private-sector economists to discuss their views. In addition, three economic experts reviewed the Ministry of Finance’s economic assumptions and found them to be reasonable.1

Private-sector economists are projecting continued growth for Ontario over the forecast period. On average, private-sector economists are calling for real GDP growth of 2.3 per cent in 2018, 1.9 per cent in 2019, 2.0 per cent in 2020, and 1.8 per cent in 2021. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private-sector forecast.

TABLE 3.6 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2018	2019	2020	2021
BMO Capital Markets (February)	2.4	2.0	–	–
Central 1 Credit Union (February)	2.5	2.3	2.1	2.2
Stokes Economic Consulting (February)	2.4	2.0	2.0	2.1
CIBC World Markets (January)	2.3	1.7	–	–
The Conference Board of Canada (February)	1.9	1.8	1.9	2.0
Desjardins Group (February)	2.2	2.0	1.5	0.3
IHS Global Insight (January)	2.6	2.4	2.2	2.1
Laurentian Bank Securities (February)	2.1	1.9	–	–
National Bank of Canada (February)	2.6	1.4	–	–
RBC Financial Group (December)	2.1	1.8	–	–
Scotiabank Group (February)	2.3	1.8	–	–
TD Bank Financial Group (December)	2.3	1.9	–	–
University of Toronto (January)	2.2	2.1	2.3	2.3
Private-Sector Survey Average	2.3	1.9	2.0	1.8
Ontario’s Planning Assumption	2.2	1.8	1.9	1.7
Source: Ontario Ministry of Finance Survey of Forecasters (March 1, 2018).

[1]	The three experts are from the Policy and Economic Analysis Program at the Rotman Institute for International Business, Rotman School of Management, University of Toronto; The Centre for Spatial Economics; and The Conference Board of Canada.

192	Chapter III: Ontario’s Economic and Fiscal Strength

Comparison to the 2017 Budget

Key changes since the 2017 Budget include:

➤	Higher real GDP growth in 2017 and 2018, followed by more modest growth in 2019 and stronger in 2020;

➤	Modestly higher nominal GDP growth in 2017, and on average modestly lower nominal GDP growth over the 2018–20 period;

➤	Higher Canadian dollar and stronger U.S. real GDP growth over the 2018–20 period; and

➤	Upward revisions to the three-month treasury bill rate over the 2018–20 period.

TABLE 3.7 Changes in Ministry of Finance Key Economic Forecast Assumptions:2017 Budget Compared with 2018 Budget (Per Cent Change)
	2017		2018p		2019p		2020p
	2017 Budget	2018 Budget	2017 Budget	2018 Budget	2017 Budget	2018 Budget	2017 Budget	2018 Budget
Real Gross Domestic Product	2.3	2.7	2.1	2.2	2.0	1.8	1.7	1.9
Nominal Gross Domestic Product	4.3	4.4	4.1	4.1	4.2	3.9	3.9	4.0
Retail Sales	3.9	6.4	3.7	4.3	3.8	3.8	3.3	3.9
Housing Starts (000s)	72.0	79.1	68.5	72.4	71.0	69.5	72.0	71.7
Primary Household Income	3.9	3.1	4.0	5.3	4.1	4.3	3.9	4.0
Compensation of Employees	4.1	3.6	4.5	5.9	4.6	4.5	4.2	4.2
Net Operating Surplus — Corporations	6.8	9.2	7.1	1.5	5.4	3.5	4.0	2.8
Employment	1.3	1.8	1.2	1.7	1.1	1.1	0.9	0.9
Job Creation (000s)	94	128	89	121	82	77	66	62
Consumer Price Index	2.0	1.7	2.0	2.2	2.0	2.2	2.0	2.1
Key External Variables
U.S. Real Gross Domestic Product	2.3	2.3	2.4	2.8	2.1	2.4	2.0	2.1
WTI Crude Oil ($ US/bbl.)	54	51	59	59	62	59	64	59
Canadian Dollar (Cents US)	74.5	77.0	75.5	80.1	78.5	80.9	80.0	81.2
Three-Month Treasury Bill Rate[1] (Per Cent)	0.5	0.7	0.8	1.4	1.5	2.2	1.9	2.7
10-Year Government Bond Rate[1] (Per Cent)	1.9	1.8	2.4	2.4	3.0	3.0	3.2	3.5

p = Ontario Ministry of Finance planning projection.

[1] Government of Canada interest rates.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2017 and February 2018) and Ontario Ministry of Finance.

Section B: Economic Outlook	193

194	Chapter III: Ontario’s Economic and Fiscal Strength

Fiscal Plan

Ontario’s Fiscal Plan

The government is meeting the 2010 Budget commitment to balance the budget in 2017–18 with a projected surplus of $0.6 billion.

Over the medium term, the government is projecting deficits of $6.7 billion in 2018–19, $6.6 billion in 2019–20, and $6.5 billion in 2020–21.

TABLE 3.8 Ontario’s Medium-Term Fiscal Plan ($ Billions)
	Actual	Interim	Medium-Term Plan
	2016–17	2017–18	2018–19	2019–20	2020–21
Revenue	140.7	150.1	152.5	157.6	163.8
Expense
Programs	130.0	137.5	145.9	150.4	155.8
Interest on Debt	11.7	12.0	12.5	13.1	13.8
Total Expense	141.7	149.5	158.5	163.5	169.6
Surplus/(Deficit) Before Reserve	(1.0)	0.6	(6.0)	(5.9)	(5.8)
Reserve	–	–	0.7	0.7	0.7
Surplus/(Deficit)	(1.0)	0.6	(6.7)	(6.6)	(6.5)
Net Debt as a Per Cent of GDP	38.0	37.1	37.6	38.2	38.6
Accumulated Deficit as a Per Cent of GDP	24.3	23.2	23.1	22.9	22.7
Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	195

2017–18 Interim Fiscal Performance

The government is projecting a surplus of $642 million for 2017–18 — an improvement of $642 million compared with the 2017 Budget forecast.

TABLE 3.9 2017–18 In-Year Fiscal Performance ($ Millions)
	Budget Plan[1]	Interim	In-Year Change
Revenue	150,019	150,136	117
Expense
Programs	137,173	137,529	356
Interest on Debt	12,246	11,965	(281)
Total Expense	149,419	149,494	75
Surplus/(Deficit) Before Reserve	600	642	42
Reserve	600	–	(600)
Surplus/(Deficit)	0	642	642

[1] Amounts reflect a presentation change for hospitals, school boards and colleges. This does not impact the annual surplus/deficit results. Please see the 2017 Ontario Economic Outlook and Fiscal Review for further information.

Note: Numbers may not add due to rounding.

Total revenue is estimated to be on track with the 2017 Budget Plan, with revenues $117 million (0.1 per cent) higher than forecast.

Program expense is projected to be $356 million higher than outlined in the 2017 Budget. This is primarily the result of investments in hospitals, postsecondary education, and justice initiatives and transformation. Interest on debt expense is projected to be $281 million lower than forecast in the 2017 Budget due to a fiscally neutral reporting change, marginally lower than forecast interest rates, a projected surplus and cost effective debt management.

Total expense is projected to be slightly higher than forecast in the 2017 Budget, as higher program expense is projected to be largely offset by lower interest on debt.

The fiscal plan outlined in the 2017 Budget included a $600 million reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense forecasts in 2017–18. The reserve is not required for year-end and has been drawn down.

Given the preliminary nature of these estimates, the interim forecast is subject to change as actual Provincial revenue and expense are finalized in the Public Accounts of Ontario 2017–2018 to be released later this year.

196	Chapter III: Ontario’s Economic and Fiscal Strength

In-Year Revenue Performance

Total revenue is estimated to be on track with the 2017 Budget Plan, with lower taxation revenues and Government of Canada transfers offset by higher net income of Government Business Enterprises and other non-tax revenues.

TABLE 3.10 Summary of Revenue Changes since the 2017 Budget ($ Millions)
Interim 2017–18
Taxation Revenue
Personal Income Tax and Ontario Health Premium	(2,823)
Corporations Tax	1,983
Land Transfer Tax	(48)
All Other Taxes	144
Total Taxation Revenue	(744)

Total Government of Canada	(752)

Income from Government Business Enterprises
Ontario Power Generation Inc./Hydro One Ltd.	828
Ontario Lottery and Gaming Corporation	375
Liquor Control Board of Ontario	59
Ontario Cannabis Retail Corporation	(8)
Total Income from Government Business Enterprises	1,254

Total Other Non-Tax Revenue	359

Total Revenue Changes since the 2017 Budget	117
Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	197

Revenue Changes

Highlights of changes to estimated 2017–18 revenue from the 2017 Budget forecast are as follows:

➤	Personal Income Tax (PIT) and Ontario Health Premium revenue combined are $2,823 million lower, due to lower amounts from 2016 tax returns processed, which lowers the level on which growth is estimated for 2017 and beyond.

➤	Corporations Tax (CT) revenue is $1,983 million higher, due to higher amounts indicated by processing of 2016 tax returns and stronger growth in corporate profits in 2017.

➤	Land Transfer Tax (LTT) revenue is $48 million lower, due to lower housing resales.

➤	All Other Tax revenues combined are $144 million higher.

➤	Government of Canada revenues are $752 million lower, mainly reflecting a decrease of $795 million in funding for infrastructure projects due to revised project timelines and lower direct transfers to broader public-sector organizations of $102 million. These decreases are partially offset by new funding of $145 million for early learning and child care as a result of a bilateral agreement between Ontario and the federal government that was previously reported in 2017–18 First Quarter Finances. This overall decrease in revenue is offset by a corresponding expense decrease.

➤	The combined net income of Ontario Power Generation Inc. (OPG) and Hydro One Ltd. (Hydro One) is $828 million above the 2017 Budget forecast. This increase mainly reflects the re-categorization from Sales and Rentals to OPG net income of one-time OPG real estate transaction impacts, the financial performance of OPG’s Nuclear Funds, and lower OPG expenses. This is partially offset by the impact of the Ontario Energy Board’s 2017 rate decisions with respect to OPG and Hydro One, and the re-categorization from Sales and Rentals to Hydro One net income, reflecting the Province’s lower ownership share of Hydro One.

➤	Net income from the Ontario Lottery and Gaming Corporation (OLG) is $375 million higher than projected in the 2017 Budget, due largely to strong performance of slot and casino operations and a one-time gain on the sale of assets as a result of modernization.

➤	Net income from the Liquor Control Board of Ontario (LCBO) is $59 million higher than projected in the 2017 Budget, reflecting expense savings.

➤	The net loss of the Ontario Cannabis Retail Corporation (OCRC) is due to the initial startup costs of establishing the corporation and its retail network.

➤	Other Non-Tax Revenue is $359 million higher largely reflecting carbon allowance proceeds and revenues from broader public-sector organizations. These increases are partially offset by lower, fiscally neutral revenue from power supply contract recoveries and lower Sales and Rentals revenue, mainly reflecting the re-categorization from Sales and Rentals of one-time OPG real estate transaction impacts.

198	Chapter III: Ontario’s Economic and Fiscal Strength

The above estimates are based on revenue information available to March 7, 2018. Information arriving subsequent to this date will be reflected in the Province’s finalized financial statements to be included in the Public Accounts of Ontario 2017–2018.

In-Year Expense Performance

Total expense is currently projected to be $149.5 billion, $75 million higher than the 2017 Budget forecast. Growth in program expense is primarily the result of investments in hospitals, postsecondary education, and justice initiatives and transformation. This is largely offset by lower-than-projected interest on debt expense.

TABLE 3.11 Summary of Expense Changes since the 2017 Budget ($ Millions)
Interim 2017–18
Program Expense[1]
Health Sector	357
Education Sector[2]	(50)
Postsecondary and Training Sector	204
Children’s and Social Services Sector	6
Justice Sector	143
Other Programs	(303)
Total Program Expense	356
Interest on Debt	(281)
Total Expense Changes since the 2017 Budget	75

[1]  Expense change by sector, restated for fiscally neutral transfers of programs between sectors.

[2]  Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	199

Expense Changes

The following expense changes are projected relative to the 2017 Budget:

➤	Health sector expense is projected to be higher by $357 million, primarily due to additional investments in hospitals to reduce emergency department wait times, and in home and community care to expand services to meet rising demand from seniors and clients with complex needs.

➤	Education sector expense is projected to be $50 million lower, due to lower-than-forecast school board capital spending.

➤	Postsecondary and training sector expense is projected to be $204 million higher, primarily due to additional funding for the Ontario Student Assistance Program (OSAP) to support higher-than-forecast applications and awards.

➤	Children’s and social services sector expense is projected to be higher by $6 million, primarily due to additional investments in autism and partially offset by a lower forecast of the Ontario Child Benefit.

➤	Justice sector expense is expected to be $143 million higher, primarily due to resources for justice transformation including corrections reform and police oversight reform, increased post-traumatic stress disorder costs for first responders, higher-than-expected bad debt provisions related to unpaid fines, expansion of the Brampton Courthouse project, and increased demand for death investigations.

➤	Other programs expense is expected to be $303 million lower, mainly due to changes in timing of federal funding for municipal infrastructure projects and updated forecasts for electricity cost relief programs.

Interest on debt expense is projected to be $281 million lower than forecast in the 2017 Budget, of which $209 million is due to revised reporting and is fiscally neutral. The balance of $72 million in savings is primarily due to marginally lower-than-forecast interest rates and the projected surplus.

200	Chapter III: Ontario’s Economic and Fiscal Strength

Medium-Term Fiscal Plan

The government is projecting deficits of $6.7 billion in 2018–19, $6.6 billion in 2019–20 and $6.5 billion in 2020–21.

Over the medium term, revenue is forecast to increase from $152.5 billion in 2018–19 to $163.8 billion in 2020–21, while total expense is projected to increase from $158.5 billion to $169.6 billion over the same period.

Medium-Term Revenue Outlook

Ontario’s revenues rely heavily on the level and pace of economic activity in the province, with growth expected to be roughly in line with nominal gross domestic product (GDP) growth. For example, taxes are collected on the incomes and spending of the people of Ontario, and on the profits generated by businesses operating in Ontario.

However, there are important qualifications to this general relationship. The impact of housing completions and resales on Harmonized Sales Tax (HST) and Land Transfer Tax (LTT) revenues is proportionately greater than their contribution to GDP. Growth in several tax revenue sources, such as volume-based gasoline and fuel taxes, is more closely aligned to real GDP. Similarly, some revenues, such as vehicle and driver registration fees, tend to more closely track growth in the driving-age population.

Growth in some revenue sources, such as the Corporations Tax and Mining Tax, can diverge significantly from economic growth in any given year due to the inherent volatility of business profits, as well as the use of tax provisions, such as the option to carry losses forward or backward across different tax years.

Section C: Fiscal Plan	201

Total revenue is projected to increase from $152.5 billion to $163.8 billion between 2018–19 and 2020–21, or at an average annual rate of 3.7 per cent. Revenue growth largely reflects the Ministry of Finance’s outlook for economic growth. See Chapter III, Section B: Economic Outlook.

TABLE 3.12 Summary of Medium-Term Revenue Outlook ($ Billions)
	2018–19	2019–20	2020–21
Revenue
Personal Income Tax	35.6	37.7	39.7
Sales Tax	26.8	27.9	28.9
Corporations Tax	15.1	15.6	16.0
Ontario Health Premium	3.9	4.1	4.3
Education Property Tax	6.1	6.1	6.2
All Other Taxes	16.0	16.7	17.3
Total Taxation Revenue	103.6	108.1	112.4
Government of Canada	26.0	25.7	26.8
Income from Government Business Enterprises	5.3	6.0	6.6
Other Non-Tax Revenue	17.6	17.7	18.0
Total Revenue	152.5	157.6	163.8
Note: Numbers may not add due to rounding.

202	Chapter III: Ontario’s Economic and Fiscal Strength

The medium-term taxation revenue growth profile reflects growth in the economy and the impacts of past and proposed tax measures. These latter impacts may result in a taxation revenue growth profile for a specific revenue source that appears to be inconsistent with the growth profile of the main economic driver. To help explain the medium-term growth profile of the major taxation revenues, Tables 3.13, 3.14 and 3.15 adjust total projected revenues for each of Personal Income Tax, Sales Tax and Corporations Tax to remove the impacts of measures to arrive at “base revenue.” This base revenue measure is shown to be more closely aligned to the main economic driver for the specific taxation revenue source.

TABLE 3.13 Personal Income Tax Revenue Outlook ($ Billions)
	Interim 2017–18	Medium-Term Outlook
Revenue		2018–19	2019–20	2020–21
Total Projected Revenue	32.3	35.6	37.7	39.7
Measures Included in Total[1]	0.2	0.8	0.9	0.9
Other Adjustments[2]	(0.5)	–	–	–
Base Revenue[3]	32.6	34.9	36.8	38.7
Base Revenue Growth (Per Cent)	–	6.9	5.6	5.3
Compensation of Employees Growth[4] (Per Cent)	–	5.9	4.5	4.2
[1]	Represents the revenue impact of all tax measures, announced previously or proposed in this Budget.

[2]	Other adjustments due mainly to prior-year adjustments.

[3]	Total Projected Revenue less the impact of tax measures and other one-time factors, such as prior-year adjustments.Base Revenue reflects the impact of underlying macroeconomic factors.

[4]	Includes wages, salaries and employers’ social contributions.

   Note: Numbers may not add due to rounding.

The primary economic driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in the compensation of employees. The PIT revenue projection also reflects the impact of tax measures as well as prior-year and other adjustments. Tax measures include those announced in past budgets and those proposed in this Budget (see Chapter V, Section A: Tax Measures), as well as the impact of federal measures including those announced in the 2018 federal budget. Excluding the impacts of tax measures, the PIT revenue base is projected to grow at an average annual rate of 5.9 per cent over the forecast period. This compares with average annual growth of 4.9 per cent in compensation of employees over this period. PIT revenue tends to grow at a faster rate than incomes due to the progressive structure of the PIT system.

Section C: Fiscal Plan	203

TABLE 3.14 Sales Tax Revenue Outlook ($ Billions)
	Interim 2017–18	Medium-Term Outlook
Revenue		2018–19	2019–20	2020–21
Total Projected Sales Tax Revenue[1]	26.0	26.8	27.9	28.9
Measures Included in Total[2]	0.2	0.2	0.2	0.2
Other Adjustments[3]	0.3	–	–	–
Base Revenue[4]	25.5	26.6	27.7	28.7
Base Revenue Growth (Per Cent)	–	4.3	4.0	3.8
Nominal Consumption Growth (Per Cent)	–	4.8	4.2	4.0

[1]	Revenues from sales tax include the provincial portion of the Harmonized Sales Tax (HST), Ontario’s Retail Sales Tax (RST) on certain insurance premiums, and the RST on private transfers of specified vehicles. Sales Tax Revenue is reported net of both the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.

[2]	Represents the revenue impact of all tax measures, announced previously or proposed in this Budget.

[3]	Other adjustments refer to one-time factors such as prior year adjustments.

[4]	Total Projected Revenue less the impact of tax measures, or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.

   Note: Numbers may not add due to rounding.

The Sales Tax revenue projection is based primarily on growth in consumer spending. The Sales Tax revenue projection also reflects the impact of tax measures and prior-year adjustments. Tax measures of $0.2 billion beginning in 2017–18 primarily reflect the impact of measures announced in past budgets and those proposed in this Budget (see Chapter V, Section A: Tax Measures), as well as those announced in the 2018 federal budget. Excluding the impacts of measures, the Sales Tax revenue base is projected to grow at an average annual rate of 4.0 per cent, reflecting average annual growth in nominal consumption of 4.4 per cent over this period.

204	Chapter III: Ontario’s Economic and Fiscal Strength

TABLE 3.15 Corporations Tax Revenue Outlook ($ Billions)
	Interim 2017–18	Medium-Term Outlook
Revenue		2018–19	2019–20	2020–21
Total Projected Revenue	15.8	15.1	15.6	16.0
Measures Included in Total[1]	0.2	0.4	0.5	0.5
Other Adjustments[2]	1.0	–	–	–
Base Revenue[3]	14.6	14.8	15.1	15.5
Base Revenue Growth (Per Cent)	–	1.0	2.4	2.6
Net Operating Surplus — Corporations Growth (Per Cent)	–	1.5	3.5	2.8

[1]	Represents the revenue impact of all tax measures announced previously or proposed in this Budget.

[2]	Other adjustments include net timing of payment adjustments due to the difference between projected Corporations Tax (CT) revenue entitlements and projected federal CT remittances.

[3]	Total Projected Revenue less the impact of tax measures or other one-time factors such as prior-year adjustments. Base Revenue reflects the impact of underlying macroeconomic factors.

   Note: Numbers may not add due to rounding.

The forecast for Corporations Tax (CT) revenue is based on the annual growth in the net operating surplus of corporations. The CT revenue projection reflects the impact of tax measures as well as prior-year and other adjustments. Tax measures include those announced in past federal and provincial budgets, the 2017 Ontario Economic Outlook and Fiscal Review and those proposed in this Budget (see Chapter V, Section A: Tax Measures). After accounting for tax measures, the CT revenue base grows at an average annual rate of 2.0 per cent over the forecast period. This is in line with the 2.6 per cent average annual growth in the net operating surplus of corporations.

Ontario Health Premium revenue forecast is based primarily on the projected growth in the compensation of employees. As a result, Ontario Health Premium revenue is projected to increase at an average annual rate of 4.8 per cent over the forecast period.

Education Property Tax revenue is projected to increase at an average annual rate of 0.7 per cent over the forecast period. This is largely due to growth in the property assessment base resulting from new construction activities.

Revenues from All Other Taxes are projected to increase at an average annual rate of 4.0 per cent over the forecast period. This includes revenues from the Employer Health Tax, Land Transfer Tax, Beer, Wine and Spirits Taxes and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

Section C: Fiscal Plan	205

The forecast for Government of Canada transfers is based on existing federal–provincial funding arrangements. Revenues are projected to increase at an average annual rate of 1.5 per cent over the forecast period, largely reflecting projected increases in the Canada Health Transfer, Canada Social Transfer, and enhanced and extended funding for labour market programs, partially offset by significantly lower projections of Equalization payments in the medium term. The medium-term revenue outlook also includes revised estimates related to the government’s current commitments for infrastructure funding.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ministry of Finance estimates of net income for Hydro One Ltd. (Hydro One) and information provided by Ontario Power Generation (OPG), Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG). Overall revenue from GBEs is projected to increase at an average annual rate of 11.6 per cent, reflecting higher overall net income from business enterprises.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. Between 2018–19 and 2020–21, Other Non-Tax revenues are projected to increase at an average annual rate of 1.3 per cent mainly reflecting higher revenue growth from fees, donations, and other miscellaneous revenues projected under the broader public sector (BPS). This overall increase is partially offset by lower revenue growth from other non-tax revenue sources, including Carbon Allowance Proceeds.

Risks to the Revenue Outlook

Ontario’s revenue outlook is based on reasonable assumptions about the pace of growth in Ontario’s economy. There are both positive and negative risks to the economic projections underlying the revenue forecast. Some of these risks are discussed in this section.

The following table highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines; actual results will vary depending on the composition and interaction of various factors. The risks are those that could have the most material impact on the largest revenue sources. A broader range of additional risks are not included because they are either less material or difficult to quantify. For example, the outlook for Government of Canada transfers is subject to changes in economic variables that affect federal funding, as well as changes by the federal government to the funding arrangements themselves.

206	Chapter III: Ontario’s Economic and Fiscal Strength

TABLE 3.16 Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2018–19 Assumption	2018–19 Sensitivities
Total Revenues
Nominal GDP	4.1 per cent growth in 2018	$1,010 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
Revenue Base[1]	4.2 per cent growth in 2018–19
Nominal GDP	4.1 per cent growth in 2018	$705 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Personal Income Tax (PIT) Revenues
Revenue Base	6.9 per cent growth in 2018–19
Compensation of Employees	5.9 per cent growth in 2018	$349 million revenue change for each percentage point change in compensation of employees growth.
2017 Tax-Year Assessments[2]	$30.3 billion	$303 million revenue change for each percentage point change in 2017 PIT assessments.[2]
2016 Tax-Year and Prior Assessments[2]	$1.6 billion	$16 million revenue change for each percentage point change in 2016 and prior-year PIT assessments.[2]
Sales Tax Revenues
Revenue Base	4.3 per cent growth in 2018–19
Nominal Household Consumption	4.8 per cent growth in 2018	$203 million revenue change for each percentage point change in nominal household consumption growth.
2016 Gross Revenue Pool[3]	$27.5 billion	$275 million revenue change for each percentage point change in 2016 gross revenue pool.
2017 Gross Revenue Pool[3]	$28.8 billion	$288 million revenue change for each percentage point change in 2017 gross revenue pool.
2018 Gross Revenue Pool[3]	$30.0 billion	$300 million revenue change for each percentage point change in 2018 gross revenue pool.
Corporations Tax Revenues
Revenue Base	1.0 per cent growth in 2018–19
2017 Tax Assessments[2]	$13.0 billion	$130 million change in revenue for each percentage point change in 2017 Tax Assessments.
2018 Ontario Corporate Taxable Income	$145 billion	$140 million change in revenue for each percentage point change in the federal estimate of 2018 Ontario Corporate Taxable Income.
2019 Ontario Corporate Taxable Income	$148.4 billion	$48 million change in revenue for each percentage point change in 2019 Ontario Corporate Taxable Income.
2018 Net Operating Surplus — Corporations	1.5 per cent growth in 2018	$99 million change in revenue for each percentage point change in 2018 net operating surplus growth.
Continued...

Section C: Fiscal Plan	207

TABLE 3.16 Selected Economic and Revenue Risks and Sensitivities (continued)
Item/Key Components	2018–19 Assumption	2018–19 Sensitivities
Employer Health Tax Revenues
Revenue Base	5.8 per cent growth in 2018–19
Compensation of Employees	5.9 per cent growth in 2018	$63 million revenue change for each percentage point change in growth in compensation of employees.
Ontario Health Premium (OHP) Revenues
Revenue Base	5.7 per cent growth in 2018–19
Compensation of Employees	5.9 per cent growth in 2018	$27 million revenue change for each percentage point change in growth in compensation of employees.
2017 Tax-Year Assessments[2]	$3.4 billion	$34 million revenue change for each percentage point change in 2017 OHP assessments.
Gasoline Tax Revenues
Revenue Base	0.9 per cent growth in 2018–19
Gasoline Pump Prices	119.3 cents per litre in 2018	$3 million revenue decrease (increase) for each cent per litre increase (decrease) in gasoline pump prices.
Fuel Tax Revenues
Revenue Base	2.1 per cent growth in 2018–19
Real GDP	2.2 per cent growth in 2018	$11 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
Revenue Base	1.7 per cent increase in 2018–19
Housing Resales	2.0 per cent increase in 2018–19	$31 million revenue change for each percentage point change in both the number and prices of housing resales.
Resale Prices	No growth in 2018–19
Canada Health Transfer
Ontario Population Share	38.7 per cent in 2018–19	$39 million revenue change for each tenth of a percentage point change in Ontario’s population share.
Canada Social Transfer
Ontario Population Share	38.7 per cent in 2018–19	$14 million revenue change for each tenth of a percentage point change in Ontario’s population share.
Carbon Allowance Proceeds
Carbon Price ($ Canadian/tonne of carbon dioxide emissions)	$19 in 2018–19	A one per cent increase (decrease) in the carbon price would result in a $20 million increase (decrease) in carbon allowance proceeds.
[1]	Revenue Base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
[2]	Ontario 2017 Personal Income Tax and Corporations Tax are estimates because 2017 tax returns are yet to be assessed by the Canada Revenue Agency.
[3]	The Gross Revenue Pool is a federal Department of Finance estimate and excludes the impact of Ontario measures.

208	Chapter III: Ontario’s Economic and Fiscal Strength

Medium-Term Expense Outlook

The Province’s program expense outlook is projected to grow from $145.9 billion in 2018–19 to $155.8 billion in 2020–21. This reflects the government’s commitment to invest in priority areas such as health, education, child care and income security.

TABLE 3.17 Summary of Medium-Term Expense Outlook ($ Billions)
	Medium-Term Outlook			Average Annual Growth 2018–19 to 2020–21
	2018–19	2019–20	2020–21
Programs
Health Sector	61.3	64.2	66.6	4.3%
Education Sector[1]	29.1	30.1	31.5	4.1%
Postsecondary and Training Sector	11.8	12.0	12.0	0.9%
Children’s and Social Services Sector	17.9	18.7	19.8	5.2%
Justice Sector	5.0	5.0	5.0	-0.1%
Other Programs	20.8	20.4	20.8	-0.2%
Total Programs	145.9	150.4	155.8	3.3%
Interest on Debt	12.5	13.1	13.8	5.1%
Total Expense	158.5	163.5	169.6	3.5%
[1]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

   Note: Numbers may not add due to rounding.

Highlights of the program expense outlook over the medium term include the following:

➤	Health sector expense is projected to grow from $61.3 billion in 2018–19 to $66.6 billion in 2020–21 — representing 4.3 per cent growth over the period — as a result of increased utilization of physician services, home care services, addressing mental health and addictions, long-term care home staffing and beds, responding to the opioid crisis, eliminating the annual deductible and co-payment for seniors under the Ontario Drug Benefit program, and introducing a new drug and dental program for people who do not have coverage under an extended health plan.

➤	Education sector expense is projected to grow from $29.1 billion in 2018–19 to $31.5 billion in 2020–21 — representing 4.1 per cent growth over the period — including investments in the child care system, increased funding for school boards to support higher student enrolment, as well as investments in special education, mental health supports and capital projects.

Section C: Fiscal Plan	209

➤	Postsecondary and training sector expense is projected to grow from $11.8 billion in 2018–19 to $12.0 billion in 2020–21 — representing 0.9 per cent growth over the period. This modest expense growth builds on significant additional 2017–18 investments in the Ontario Student Assistance Program (OSAP) to support higher-than-forecast OSAP applications and awards, as well as investments such as innovative postsecondary programming, more responsive and flexible skills training, and enhancements to Ontario’s apprenticeship system.

➤	Children’s and social services sector expense is projected to grow from $17.9 billion in 2018–19 to $19.8 billion in 2020–21 — representing 5.2 per cent growth over the period. This is mainly due to investments in reforming the social assistance system, including multi-year rate increases with a focus on increasing benefits and reducing complex rules for people, and investments to expand services for people living with developmental disabilities.

➤	Justice sector expense is projected to remain stable at $5 billion between 2018–19 and 2020–21. The investments in the sector are mainly due to ongoing transformation of the justice system including corrections investments, implementation of the Safer Ontario Act, 2018, and bail/remand reform; the expansion of access to legal aid for low income Ontarians; and ongoing repair, rehabilitation and construction of courts and correctional facilities.

➤	Other programs expense is projected to remain relatively stable at approximately $20.8 billion between 2018–19 and 2020–21. The changes over this period reflect the impact of adjustments associated with investments under federal infrastructure programs (e.g., Public Transit Infrastructure Fund and Investment in Affordable Housing Program Extension), funding profile for the Climate Change Action Plan and actuarial assessments of pension expense among other factors.

The total expense outlook includes interest on debt expense, which is projected to grow from $12.5 billion in 2018–19 to $13.8 billion in 2020–21. This increase is required to fund investments in capital assets and the deficit arising from expenditures on programs and services.

210	Chapter III: Ontario’s Economic and Fiscal Strength

Risks to the Expense Outlook

Table 3.18 provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could affect total expense, causing variances in the overall fiscal forecast.

These sensitivities are illustrative and can vary, depending on the nature and composition of potential risks.

TABLE 3.18 Selected Expense Sensitivities
Program/Sector	2018–19 Assumption	2018–19 Sensitivity
Health Sector	Annual growth of 5.1 per cent	One per cent change in health spending: $613 million
Hospitals Sector Expense[1]	Annual growth of 5.9 per cent	One per cent change in hospitals sector expense: $299 million
Drug Programs[2]	Annual growth of 13.7 per cent	One per cent change in program expenditure of drug programs: $47.4 million
Ontario Health Insurance Plan (OHIP)	Annual growth of 3.0 per cent	One per cent change in OHIP expense: $146.6 million
Long-Term Care Homes	78,229 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home: $54,730	One per cent change in number of beds: approximately $42.8 million
Home Care	Approximately 30 million hours of personal support services Approximately 8.9 million nursing and therapy visits and 2.2 million nursing shifts	One per cent change in hours of personal support services: approximately $10.9 million One per cent change in all nursing and therapy visits: approximately $8.6 million
Elementary and Secondary Schools	Approximately 1,993,000 average daily pupil enrolment	One per cent enrolment change: approximately $170 million
Child Care	Approximately 111,000 monthly average fee subsidies	One per cent change in number of monthly average fee subsidies: approximately $12 million annually
Ontario Student Assistance Program	Approximately 420,000 Ontario students grants	One per cent change in number of grants: approximately $17 million
Ontario Works	247,714 average annual caseload	One per cent caseload change: $29 million
Ontario Disability Support Program	371,605 average annual caseload	One per cent caseload change: $56 million
Interest on Debt	Average cost of 10-year borrowing in 2018–19 forecast to be approximately 3.4 per cent	The impact of a 100 basis-point change in borrowing rates is forecast to be approximately $300 million
[1]	Hospital sector expense includes funding from the Ministry of Health and Long-Term Care and a number of Provincial programs from other ministries, as well as other third-party revenues.
[2]	Drug Programs includes startup funding for OHIP+.

Section C: Fiscal Plan	211

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities related to the 2017–18 fiscal year will be disclosed as part of the 2017–2018 Annual Report and Consolidated Financial Statements, expected to be released later this year.

Average Negotiated Wage Increases

The government’s approach to managing compensation recognizes the need to maintain a stable, flexible and high-performing public-sector workforce that supports the government’s transformational priorities, and at the same time, ensures that public services remain sustainable.

Provincial public-sector wage increases continue to track below those in the private and municipal public sectors.

TABLE 3.19 Average Annual Negotiated Wage Increase in Ontario
Sectors	Per Cent Increase January 1, 2017 to December 31, 2017
Private	2.1
Public Sector (Federal)	1.4
Public Sector (Municipal)	2.0
Public Sector (Provincial)	1.9

     Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Labour.

Fiscal Prudence

As required by the Fiscal Transparency and Accountability Act, 2004, Ontario’s fiscal plan incorporates prudence in the form of a reserve to protect against unforeseen adverse changes in the Province’s revenue and expense. The reserve has been set at $0.7 billion in 2018–19, 2019–20 and 2020–21.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise adversely affect Ontario’s fiscal performance.

In keeping with sound fiscal practices, the Province’s revenue outlook is based upon prudent economic assumptions, as discussed earlier in this section.

212	Chapter III: Ontario’s Economic and Fiscal Strength

Key Changes since the 2017 Budget

The government is projecting a deficit of $6.7 billion in 2018–19 and $6.6 billion in 2019–20. This is a result of a slightly lower revenue forecast as well the government’s plan to invest in priority areas to improve access to high-quality public services such as health care, child care, postsecondary education, social assistance, and mental health and addiction services, as well as expanding OHIP+ for seniors.

Compared to the 2017 Budget forecast, the outlook for revenues is on track in 2017–18, and lower in 2018–19 and 2019–20 by $1.1 billion and $0.7 billion, respectively.

Ontario’s medium-term outlook for interest on debt expense is currently below the 2017 Budget estimate. Savings from lower-than-forecast interest rates in the 2017 Budget have offset the additional interest cost from deficits.

The reserve included in the fiscal plan is slightly higher in 2018–19 and slightly lower in 2019–20 compared with the forecast in the 2017 Budget. It is now set at $0.7 billion in each year over the medium term. For 2017–18, the reserve is not required for year-end and has been drawn down.

TABLE 3.20 Change in Medium-Term Fiscal Plan since the 2017 Budget ($ Billions)
	2017–18	2018–19	2019–20
Surplus/(Deficit) from the 2017 Budget	0.0	0.0	0.0

Total Revenue Changes	0.1	(1.1)	(0.7)
Expense Changes
Net Program Expense Changes	0.4	5.7	6.3
Interest on Debt	(0.3)	(0.1)	(0.2)
Total Expense Changes	0.1	5.5	6.2
Change in Reserve	(0.6)	0.1	(0.2)
Fiscal Improvement/(Deterioration)	0.6	(6.7)	(6.6)
2018 Budget Surplus/(Deficit)	0.6	(6.7)	(6.6)
Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	213

Key Changes in the Medium-Term Revenue Outlook since the 2017 Budget

Compared to the 2017 Budget forecast, the outlook for revenues is on track in 2017–18, and lower in 2018–19 and 2019–20 by $1.1 billion and $0.7 billion, respectively.

TABLE 3.21 Summary of Medium-Term Revenue Changes since the 2017 Budget ($ Billions)
	2017–18	2018–19	2019–20
2016 Tax Returns	(0.7)	(0.7)	(0.7)
Adjustments in Respect of Prior Years	0.5	0.0	0.0
Nominal GDP	0.1	0.1	(0.2)
Increased Economic Uncertainty	(0.5)	(1.0)	(1.0)
Housing Market	(0.4)	(0.6)	(0.8)
Tax Revenue Measures	0.1	0.4	0.5
Government of Canada Transfers	(0.8)	0.3	0.5
Electricity Revenue	0.3	(0.5)	(0.1)
Ontario Lottery and Gaming Corporation (OLG) and Liquor Control Board of Ontario (LCBO)	0.4	0.1	0.1
Carbon Allowance Proceeds	0.6	0.6	0.6
Cannabis-Related Revenue	(0.0)	(0.0)	0.1
Other Revenue Sources	0.3	0.3	0.4
Total Revenue Changes	0.1	(1.1)	(0.7)

   Note: Numbers may not add due to rounding.

Processing of 2016 tax returns resulted in lower revenues assessed than estimated at the time of the 2017 Budget, which lowered the tax revenue base upon which growth is applied. In particular, weaker revenues from 2016 PIT returns more than offset the impact of stronger revenues from 2016 corporate tax returns.

Adjustments in respect of prior years tax revenues compared to estimates included in Public Accounts of Ontario 2016–2017 resulted in a net one-time increase in revenues in 2017–18, largely reflecting positive adjustments in respect of Corporations Tax partially offset by negative adjustments to PIT.

Nominal GDP growth is slightly stronger than projected in 2017, but weaker in 2019, which increased revenues in 2017–18 and 2018–19 but lowered revenues in 2019–20.

An environment of slower growth and increased economic uncertainty, such as that created by major U.S. policy changes including the recent cuts in corporate tax rates, has led the government to be more cautious in the projected revenue yields from economic growth.

214	Chapter III: Ontario’s Economic and Fiscal Strength

The current projection for the housing market has resulted in lower revenue projected from Land Transfer Tax and the Harmonized Sales Tax.

Tax measures include the combined impacts of new tax revenue measures introduced in the 2017 Ontario Economic Outlook and Fiscal Review and those proposed in this Budget (see Chapter V, Section A: Tax Measures). Also, it includes the impact on Ontario revenues of measures announced in the 2018 federal budget such as taxing passive investment income and disallowing artificial loses using equity-based financial arrangements.

Lower Government of Canada transfers in 2017–18 largely reflect re-profiled funding for infrastructure projects mainly due to revised timelines of project implementation. Higher transfers in 2018–19 and 2019–20 reflect higher Canada Health and Social Transfers, re-profiled funding for infrastructure projects, and new funding for early learning and child care, partially offset by lower Equalization payments.

Electricity Revenue is projected to be higher in 2017–18 mainly due to higher net income from OPG reflecting the financial performance of OPG’s Nuclear Funds and lower expenses. This increase is partially offset by the impact of the 2017 Ontario Energy Board (OEB) rate decisions with respect to OPG and Hydro One, and lower, fiscally neutral, Power Supply Contract Recoveries. The decrease in 2018–19 mainly reflects revised estimated impacts of a Provincial accounting consolidation adjustment to OPG net income to reflect International Financial Reporting Standards under Public Sector Accounting Standards; lower, fiscally neutral Power Supply Contract Recoveries; and lower projected revenues from Hydro One due to the impact of OEB rate decisions during 2017.

Revenue from the Ontario Lottery and Gaming Corporation (OLG) and the Liquor Control Board of Ontario (LCBO) is projected to be higher in 2017–18 as discussed earlier in this section. The slight increase in 2018–19 and 2019–20 reflects continued effective expense savings and strong performance anticipated from the slot and casino operations of OLG.

The change in Carbon Allowance Proceeds largely reflects an assumption of full market clearance of current and future vintage allowances, as opposed to 80 per cent assumed in the 2017 Budget. This revised projection is informed by the results of strong performance of the cap-and-trade auctions held in 2017–18, revised carbon price forecasts, and regulatory certainty in California, which is expected to encourage market participation.

Estimates of cannabis-related revenue related to the federal government’s intention to legalize and regulate recreational cannabis in 2018 have been included in the revenue outlook. The revenue outlook includes Ontario’s portion of the federal excise duty from cannabis sales in Ontario and the net income of the Ontario Cannabis Retail Corporation (OCRC).

Section C: Fiscal Plan	215

The change in Other Revenue sources over the forecast period mainly reflect higher broader public-sector revenues projected from third-party revenue sources, such as fees, donations, miscellaneous revenues and changes from other non-tax revenue sources. It also includes changes in Sales and Rentals due to asset optimization.

TABLE 3.22 Summary of Medium-Term Cannabis-Related Revenue ($ Millions)
	2017–18	2018–19	2019–20	2020–21
Ontario Portion of Federal Cannabis Excise Duty	–	35	80	115
Ontario Cannabis Retail Corporation Net Income/(Loss)	(8)	(40)	35	100

Ontario Portion of the Federal Cannabis Excise Duty

At the Finance Ministers’ Meeting in December 2017, Ontario and 11 other provinces and territories agreed in principle to join the federal government in a coordinated taxation framework for cannabis. Ontario intends to enter into an agreement with the federal government under which Ontario would receive 75 per cent of the federal excise duty collected on cannabis intended for sale in the province. Ontario’s outlook for cannabis excise duty revenue is based on reasonable assumptions about the pace of growth in recreational cannabis sales as retail stores are established over time.

Ontario Cannabis Retail Corporation

On December 12, 2017, the Ontario Cannabis Retail Corporation Act received Royal Assent, creating the OCRC, a subsidiary of the LCBO. Upon the intended federal implementation of cannabis legalization, the OCRC will be the only legal retailer and distributor of recreational cannabis in Ontario, and responsible for new stand-alone cannabis storefronts and an online distribution channel. In the initial years of legalization, net income from the OCRC will be limited as the organization incurs the initial startup costs of establishing its retail network.

216	Chapter III: Ontario’s Economic and Fiscal Strength

Key Changes in the Medium-Term Expense Outlook since the 2017 Budget

The government is making investments to support the economy and job growth and to transform and strengthen the public services that people rely on. These new investments total $5.7 billion in 2018–19, $6.3 billion in 2019–20, and $8.3 billion in 2020–21, or $20.3 billion over three years.

TABLE 3.23 Summary of Investments ($ Billions)
	2018–19	2019–20	2020–21
Improving Health and Mental Health
Better Health Care for Everyone in Ontario	0.4	0.4	0.4
Expanding Access to Mental Health and Addictions Services	0.2	0.4	0.6
Supporting Parents and Caregivers
Making Child Care More Accessible and Affordable	0.1	0.4	1.7
Helping the Most Vulnerable
Implementing Income Security Reform	0.3	0.7	1.3
Investing in Developmental Services	0.3	0.6	0.9
Improving Supports in School for Children with Special Needs	0.1	0.1	0.1
Ending Gender-Based Violence	0.1	0.1	0.1
Caring for Seniors
Expanding OHIP+ for Seniors	–	0.4	0.6
Expanding and Improving Home and Community Care for Clients and Caregivers and Investing in its Workforce	0.3	0.2	0.3
Supporting Seniors to Live Independently	–	0.4	0.4
Reducing the Wait Time for Long-Term Care	0.1	0.1	0.2
Fairness for All Seniors	0.1	0.1	0.1
Support for Drugs and Dental Care
Reducing Prescription Drug and Dental Costs	0.0	0.3	0.5
Improving the Justice System
Continued Transformation of the Criminal Justice System	0.1	0.1	0.1
Growing the Economy and Creating Good Jobs
Making Postsecondary Education More Affordable and Investing in Postsecondary Education Infrastructure	0.3	0.4	0.4
Good Jobs and Growth Plan	0.2	0.3	0.5
Investing in Ontario’s Communities	0.1	0.2	0.2
Giving Students a Strong Foundation	0.1	0.1	0.1
Investments in Innovation and Transformative Technologies	0.0	0.0	0.0
Federal-Provincial Collaboration
Phase Two of Investing in Canada Plan	0.2	0.5	1.1
Early Learning and Child Care Bilateral Agreement	0.1	0.1	0.1
National Housing Strategy (Provincial Portion)	–	0.1	0.1
Other Changes	2.7	0.5	(1.3)
Total Investments	5.7	6.3	8.3
Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	217

The program expense outlook over the medium term includes:

➤	Better Health Care for Everyone in Ontario: $1.3 billion over three years to ensure people have improved access to the high-quality health care they need, to support growing demand and implement new and innovative approaches to serving the people of Ontario.

➤	Expanding Access to Mental Health and Addictions Services: Additional investments of $1.2 billion over three years to improve access to a full range of mental health and addictions services for children, youth and adults across Ontario.

➤	Making Child Care More Accessible and Affordable: $2.2 billion over three years to continue to increase access to child care, introduce free preschool for children from the age of two-and-a-half until they are eligible for kindergarten starting in September 2020, and phasing in a wage grid in the early years child sector.

➤	Implementing Income Security Reform: An increase of $2.3 billion over three years to embark on a multi-year plan to reform income security, including increasing income support, reducing the burden of complex rules and simplifying benefits for those accessing social assistance.

➤	Investing in Developmental Services: An additional $1.8 billion over three years to expand services and enable choice, independence and inclusion for individuals with developmental disabilities.

➤	Improving Supports in School for Children with Special Needs: An additional $0.3 billion over three years to address waitlists for special education assessments and improve access to special education programs and services in schools.

➤	Ending Gender-Based Violence: Investments of $0.2 billion over three years for Ontario’s Gender-Based Violence Strategy to improve access to services for survivors of gender-based violence.

➤	Expanding OHIP+ for Seniors: Almost $1 billion over three years to provide seniors with free prescription drugs beginning August 1, 2019.

➤	Expanding and Improving Home and Community Care for Clients and Caregivers and Investing in its Workforce: Investments of $0.8 billion over three years to support home care, as well as training and skills development for personal support workers (PSWs) and pilot a new program to help PSWs plan and save for retirement.

➤	Supporting Seniors to Live Independently: Investments of $0.7 billion over two years, beginning in 2019–20 to support seniors who may be struggling to cover the costs of maintaining their homes, in order to improve the quality of life for seniors.

➤	Reducing the Wait Time for Long-Term Care: The government is investing $0.3 billion over three years starting with $50 million in 2018–19 to hire registered nurses in long-term care homes and setting a goal of increasing the provincial average to four hours of daily care per resident by 2022.

218	Chapter III: Ontario’s Economic and Fiscal Strength

➤	Fairness for All Seniors: Investments of $0.2 billion over three years to support seniors to remain independent, connected, engaged, healthy and safe.

➤	Reducing Prescription Drug and Dental Costs: $0.8 billion over the first two years for the proposed new Ontario Drug and Dental Program starting in summer 2019.

➤	Continued Transformation of the Criminal Justice System: $0.3 billion over three years to achieve better outcomes for individuals in custody, including prioritizing individuals’ rehabilitation and reintegration into the community, and providing justice and social services to target the root causes of crime to reduce recidivism rates and support individuals re-entering the community upon release from custody.

➤	Making Postsecondary Education More Affordable and Investing in Postsecondary Education Infrastructure: $1.2 billion over three years to support higher-than-forecast applications and awards for the Ontario Student Assistance Program (OSAP), as well as postsecondary infrastructure projects.

➤	Good Jobs and Growth Plan: $0.9 billion over three years to strengthen economic foundations and support the development of local talent and entrepreneurs and the growth of Ontario businesses, and investments in postsecondary institutions, a modernized apprenticeship system and a flexible employment and training system, as well as expand broadband connectivity, particularly in rural and northern areas of the province.

➤	Investing in Ontario’s Communities: $0.5 billion, over three years, for investments in Ontario’s communities including supporting the sustainability of francophone communities across the province, strengthening libraries, promoting cultural engagement and inclusion, and supporting socio-economic infrastructure projects and large-scale, transformation investment opportunities in northern Ontario.

➤	Giving Students a Strong Foundation: An additional $0.2 billion over three years to help students achieve their potential, including funding to help prepare students for success in secondary school.

➤	Investments in Innovation and Transformative Technologies: $45 million over three years to support the growth of the artificial intelligence sector.

➤	Phase Two of Investing in Canada Plan: $1.7 billion over three years to support public transit infrastructure; green infrastructure; community, culture and recreation infrastructure; and rural and northern communities infrastructure.

➤	Early Learning and Child Care Bilateral Agreement: $0.4 billion over three years under the early learning and child care bilateral agreement to increase accessibility and affordability of high-quality licensed child care and early learning opportunities, which is offset by an increase in federal revenue.

Section C: Fiscal Plan	219

➤	National Housing Strategy: An additional $0.2 billion, over three years, for the provincial portion of the Federal–Provincial/Territorial Housing Partnership and the Canada Housing Benefit (under the National Housing Strategy), which will help with the provision of housing assistance for vulnerable Ontarians.

➤	Other Changes: Increases of $1.9 billion over three years, due in part to consolidation impacts related to some government organizations, investments for initiatives under the Climate Change Action Plan and re-profiling of funds due to construction delays for various infrastructure projects.

See Chapter I: A Plan for Care and Chapter II: Growing the Economy and Creating Good Jobs for additional details on these investments.

220	Chapter III: Ontario’s Economic and Fiscal Strength

Details of Ontario’s Finances

The following tables and charts provide information on the Province’s historical financial performance, key fiscal indicators and fiscal plan.

TABLE 3.24 Revenue ($ Millions)
	2015–16	Actual 2016–17	Interim 2017–18	Plan 2018–19
Taxation Revenue
Personal Income Tax	31,141	30,671	32,319	35,612
Sales Tax	23,455	24,750	25,954	26,808
Corporations Tax	11,428	14,872	15,800	15,137
Education Property Tax	5,839	5,868	5,968	6,076
Employer Health Tax	5,649	5,908	6,184	6,554
Ontario Health Premium	3,453	3,575	3,679	3,914
Gasoline Tax	2,459	2,626	2,675	2,699
Land Transfer Tax	2,118	2,728	3,091	3,142
Tobacco Tax	1,226	1,230	1,251	1,250
Fuel Tax	751	742	768	784
Beer, Wine and Spirits Taxes	582	589	607	638
Ontario Portion of the Federal Cannabis Excise Duty	–	–	–	35
Electricity Payments in Lieu of Taxes	3,247	334	499	369
Other Taxes	470	453	558	563
	91,818	94,346	99,353	103,581
Government of Canada
Canada Health Transfer	13,089	13,910	14,359	14,934
Canada Social Transfer	4,984	5,146	5,314	5,486
Equalization	2,363	2,304	1,424	963
Infrastructure Programs	146	732	1,533	1,703
Labour Market Programs	927	965	969	998
Social Housing	455	441	412	386
Other Federal Payments	893	761	1,020	1,235
Direct Transfers to Broader Public-Sector Organizations	284	285	297	301
	23,141	24,544	25,328	26,006

Continued...

Section C: Fiscal Plan	221

TABLE 3.24 Revenue (continued) ($ Millions)
	2015–16	Actual 2016–17	Interim 2017–18	Plan 2018–19
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,234	2,358	2,509	2,245
Liquor Control Board of Ontario	1,956	2,349	2,196	2,234
Ontario Cannabis Retail Corporation	–	–	(8)	(40)
Ontario Power Generation Inc./Hydro One Ltd.[1]	719	860	1,445	853
	4,909	5,567	6,142	5,292
Other Non-Tax Revenue
Reimbursements	991	988	996	995
Vehicle and Driver Registration Fees	1,565	1,727	1,962	2,003
Electricity Debt Retirement Charge	859	621	604	–
Power Supply Contract Recoveries	875	838	182	183
Sales and Rentals	2,102	1,999	2,439	1,409
Carbon Allowance Proceeds	–	–	2,395	1,979
Other Fees and Licences	964	763	995	1,003
Net Reduction of Power Purchase Contract Liability	172	129	74	41
Royalties	274	272	297	295
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	7,493	7,957	8,283	8,552
Miscellaneous Other Non-Tax Revenue	985	983	1,086	1,122
	16,280	16,277	19,313	17,582
Total Revenue	136,148	140,734	150,136	152,461

[1]  Includes income from Brampton Distribution Holdco Inc. for 2015–16 to 2016–17 from its interest in Hydro One Brampton Networks Inc. On February 28, 2017, the Province sold its entire interest in Hydro One Brampton Networks Inc. and it is no longer included as a government business enterprise.

Note: Numbers may not add due to rounding.

222	Chapter III: Ontario’s Economic and Fiscal Strength

TABLE 3.25 Total Expense ($Millions)
Ministry Expense	2015–16	Actual 2016–17	Interim 2017–18	Plan 2018–19
Accessibility Directorate of Ontario (Total)	15	15	18.9	20.8
Advanced Education and Skills Development (Total)	9,901	10,131	11,128.4	11,788.5
Agriculture, Food and Rural Affairs (Base)	883	1,031	930.9	1,098.8
Time-Limited Investments in Infrastructure	47	–	101.9	100.0
Agriculture, Food and Rural Affairs (Total)	929	1,031	1,032.8	1,198.8
Attorney General (Total)	1,859	1,937	2,051.8	2,012.6
Board of Internal Economy (Total)	205	219	252.3	352.3
Children and Youth Services (Total)	4,298	4,439	4,454.7	4,597.7
Citizenship and Immigration (Total)	102	105	108.4	122.2
Community and Social Services (Base)	11,298	11,614	12,378.1	13,312.8
Time-Limited Investments in Affordable and Supportive Housing	–	23	9.3	–
Community and Social Services (Total)	11,298	11,637	12,387.4	13,312.8
Community Safety and Correctional Services (Base)	2,565	2,681	2,805.5	3,027.0
Time-Limited Support for 2015 Pan/Parapan American Games Security	122	–	–	–
Community Safety and Correctional Services (Total)	2,687	2,681	2,805.5	3,027.0
Economic Development and Growth/Research, Innovation and Science (Total)	928	1,073	1,026.1	1,072.4
Education (Base)	25,967	26,580	27,493.6	29,075.3
Teachers’ Pension Plan	110	(377)	(460.0)	(861.0)
Education (Total)	26,077	26,204	27,033.6	28,214.3
Energy (Base)	328	456	355.1	374.7
Electricity Cost Relief Programs	–	400	1,247.2	1,580.8
Ontario Clean Energy Benefit	860	21	–	–
Strategic Asset Management and Transformation Related to Hydro One	44	43	187.9	35.0
Energy (Total)	1,232	920	1,790.3	1,990.5
Environment and Climate Change (Total)	503	523	783.0	1,326.0
Executive Offices (Base)	33	48	57.6	58.3
Disaster Relief	3	1	4.0	–
Executive Offices (Total)	36	49	61.6	58.3
Finance (Base)	1,048	862	885.1	986.2
Ontario Municipal Partnership Fund	513	505	506.3	510.0
Power Supply Contract Costs	875	838	181.8	182.8
Finance (Total)	2,436	2,205	1,573.1	1,679.0
				continued...

Section C: Fiscal Plan	223

TABLE 3.25 Total Expense (continued) ($ Millions)
Ministry Expense	2015–16	Actual 2016–17	Interim 2017–18	Plan 2018–19
Francophone Affairs, Office of (Total)	8	5	6.5	7.8
Government and Consumer Services (Total)	602	595	618.8	585.3
Health and Long-Term Care (Total)	54,925	55,945	58,289.5	61,277.7
Indigenous Relations and Reconciliation (Base)	75	128	92.2	101.3
One-Time Investments including Settlements	5	–	21.6	–
Indigenous Relations and Reconciliation (Total)	79	128	113.8	101.3
Infrastructure (Base)	213	161	265.8	213.3
Federal–Provincial Infrastructure Programs	–	8	141.9	603.3
Infrastructure (Total)	213	169	407.7	816.6
International Trade (Total)	21	29	51.7	61.1
Labour (Total)	305	308	324.1	330.6
Municipal Affairs/Housing (Base)	923	994	1,051.2	1,006.8
Time-Limited Investments	1	6	22.9	16.7
Time-Limited Investments in Municipal, Social and Affordable Housing	165	544	297.0	324.3
Municipal Affairs/Housing (Total)	1,088	1,544	1,371.1	1,347.8
Natural Resources and Forestry (Base)	723	751	801.3	779.9
Emergency Forest Firefighting	95	107	117.3	69.8
Natural Resources and Forestry (Total)	818	858	918.6	849.7
Northern Development and Mines (Total)	701	814	764.1	813.7
Seniors Affairs (Total)	20	19	29.8	46.5
Status of Women (Total)	26	23	27.6	37.4
Tourism, Culture and Sport (Base)	1,431	1,540	1,568.1	1,514.2
Time-Limited Investments to Support 2015 Pan/Parapan American Games	839	–	–	–
Tourism, Culture and Sport (Total)	2,270	1,540	1,568.1	1,514.2
Transportation (Base)	3,284	3,636	4,199.2	4,678.4
Time-Limited Investments in Infrastructure	–	–	895.6	887.5
Transportation (Total)	3,284	3,636	5,094.8	5,565.9
Treasury Board Secretariat (Base)	220	233	230.4	346.9
Employee and Pensioner Benefits	987	1,002	1,155.0	1,271.0
Operating Contingency Fund	–	–	50.0	1,325.0
Capital Contingency Fund	–	–	–	275.0
Treasury Board Secretariat (Total)	1,207	1,235	1,435.4	3,217.9
Interest on Debt[1]	11,589	11,709	11,965.0	12,542.8
Year-End Savings[2]	–	–	–	(1,225.0)
PRRT Savings	–	–	–	(200.0)
Total Expense	139,663	141,725	149,494.3	158,464.5
[1]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $158 million in 2016–17, $301 million in 2017–18 and $456 million in 2018–19.
[2]	As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management, and changes in project startups and implementation plans.

  Note: Numbers may not add due to rounding.

224	Chapter III: Ontario’s Economic and Fiscal Strength

Section C: Fiscal Plan	225

226	Chapter III: Ontario’s Economic and Fiscal Strength

TABLE 3.26 2018–19 Infrastructure Expenditures ($ Millions)
Sector		2018–19 Plan
	Total Infrastructure Expenditures 2017–18 Interim[1]	Investment in Capital Assets[2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures[4]
Transportation
Transit	5,099	5,978	1,536	7,514
Provincial Highways	2,757	2,707	294	3,000
Other Transportation, Property and Planning	251	223	162	384
Health
Hospitals	2,745	2,675	66	2,741
Other Health	275	84	192	276
Education	2,825	2,496	511	3,007
Postsecondary
Colleges and Other	886	783	10	793
Universities	353	–	317	317
Social	607	14	475	489
Justice	298	292	275	567
Other Sectors[5]	1,129	843	1,181	2,024
Total Infrastructure Expenditures	17,226	16,094	5,018	21,112

[1]	Includes provincial investment in capital assets of $10.7 billion.
[2]	Includes $456 million in interest capitalized during construction.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes third-party investments in hospitals, colleges and schools; and federal contributions to provincial infrastructure investments.
[5]	Includes government administration, natural resources, and culture and tourism sectors.

  Note: Numbers may not add due to rounding.

Section C: Fiscal Plan	227

TABLE 3.27 Ten-Year Review of Selected Financial and Economic Statistics[1] ($ Millions)
	2009–10[2]	2010–11	2011–12
Revenue	102,553	113,594	116,401
Expense
Programs	112,696	117,600	118,783
Interest on Debt[3]	9,119	10,005	10,587
Total Expense	121,815	127,605	129,370
Reserve	–	–	–
Surplus/(Deficit)	(19,262)	(14,011)	(12,969)
Net Debt	193,589	214,511	236,230
Accumulated Deficit	130,957	144,573	158,410
Gross Domestic Product (GDP) at Market Prices	597,876	630,983	659,740
Primary Household Income	412,847	424,251	444,076
Population — July (000s)	12,998	13,135	13,264
Net Debt per Capita (dollars)	14,894	16,331	17,810
Household Income per Capita (dollars)	31,763	32,299	33,481
Interest on Debt as a Per Cent of Revenue	8.9%	8.8%	9.1%
Net Debt as a Per Cent of GDP	32.4%	34.0%	35.8%
Accumulated Deficit as a Per Cent of GDP	21.9%	22.9%	24.0%
[1]	Revenue and Expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations, as described in the 2011 Ontario Economic Outlook and Fiscal Review; a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Budget; and a presentation change for revenue and expense of hospitals, school boards and colleges as described in the 2017 Ontario Economic Outlook and Fiscal Review.
[2]	Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $202 million in 2014–15, $165 million in 2015–16, $158 million in 2016–17, $301 million in 2017–18, and $456 million in 2018–19.

  Note: Numbers may not add due to rounding.

  Sources: Statistics Canada and Ontario Ministry of Finance.

228	Chapter III: Ontario’s Economic and Fiscal Strength

2012–13	2013–14	2014–15	2015–16	Actual 2016–17	Interim 2017–18	Plan 2018–19
120,319	122,955	126,152	136,148	140,734	150,136	152,461

118,661	122,253	125,246	128,074	130,016	137,529	145,922
10,878	11,155	11,221	11,589	11,709	11,965	12,543
129,539	133,408	136,467	139,663	141,725	149,494	158,465
–	–	–	–	–	–	700
(9,220)	(10,453)	(10,315)	(3,515)	(991)	642	(6,704)
252,823	267,968	285,403	295,372	301,648	308,203	325,041
167,132	176,634	187,511	192,029	193,510	192,449	199,153
680,086	695,354	726,053	762,029	794,835	829,984	863,690
459,111	472,921	489,436	512,566	528,419	554,567	573,178
13,414	13,556	13,680	13,790	13,976	14,193	14,439
18,848	19,767	20,863	21,419	21,583	21,715	22,511
34,227	34,887	35,776	37,170	37,808	39,072	39,697
9.0%	9.1%	8.9%	8.5%	8.3%	8.0%	8.2%
37.2%	38.5%	39.3%	38.8%	38.0%	37.1%	37.6%
24.6%	25.4%	25.8%	25.2%	24.3%	23.2%	23.1%

Section C: Fiscal Plan	229

230	Chapter III: Ontario’s Economic and Fiscal Strength

Borrowing and Debt Management

Introduction

Ontario conducts its borrowing program with the objective of minimizing interest on debt costs over the long term. The government successfully completed its annual borrowing program of $33.9 billion in 2017–18. This was up from the $26.4 billion forecast in the 2017 Budget, in spite of a lower funding requirement, because the Province capitalized on the strong demand for Ontario bonds to prefund $11.5 billion of its 2018–19 borrowing requirement.

Ontario’s net debt is projected to be $308.2 billion as of March 31, 2018; $3.7 billion lower than forecast in the 2017 Budget. Net debt was $301.6 billion as of March 31, 2017. Ontario’s net debt-to-GDP ratio peaked in 2014–15 at 39.3 per cent and is now forecast at 37.1 per cent in 2017–18. The net debt-to-GDP ratio is forecast to remain below the 2014–15 peak and resume a downward trend in 2022–23.

The Green Bond program is a part of Ontario’s borrowing program, and serves as an important tool to help Ontario finance transit and other environmentally friendly projects across the province. As the first Canadian province to issue Green Bonds, and based on the program’s success, Ontario remains committed to the Green Bond market and expects to continue to access it on an annual basis. The Province issued its fourth and largest Green Bond offering in January 2018.

Section D: Borrowing and Debt Management	231

Long-Term Public Borrowing

The Province’s surplus for 2017–18 is projected to be $0.6 billion, compared to the 2017 Budget forecast of a balanced budget. The Province’s total long-term borrowing in 2018–19 is forecast to be $31.7 billion, $0.5 billion less than what was estimated in the 2017 Budget. The total long-term borrowing for 2019–20 forecast at $36.7 billion is also lower than the projection in the 2017 Budget by $1.1 billion.

TABLE 3.28 Summary of Borrowing Program and Medium-Term Outlook ($ Billions)
	2017–18
	2017 Budget	Interim	In-Year Change	2018–19	2019–20	2020–21
Deficit/(Surplus)	–	(0.6)	(0.6)	6.7	6.6	6.5
Investment in Capital Assets	13.1	10.7	(2.4)	14.2	15.7	15.8
Non-Cash Adjustments	(6.7)	(5.9)	0.8	(7.1)	(7.1)	(7.6)
Loans to Infrastructure Ontario	0.4	0.1	(0.3)	0.4	0.5	0.4
Other Net Loans/Investments	(0.8)	(1.6)	(0.8)	1.5	0.5	0.4
Debt Maturities	17.5	17.4	(0.1)	21.5	27.3	26.4
Debt Redemptions	0.1	0.1	(0.0)	0.1	0.1	0.1
Total Funding Requirement	23.7	20.2	(3.5)	37.3	43.6	41.9
Canada Pension Plan Borrowing	–	–	–	(0.0)	(0.9)	(0.6)
Decrease/(Increase) in Short-Term Borrowing	–	–	–	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	6.0	6.0	–	6.0	(6.0)	–
Preborrowing from 2016–17	(3.2)	(3.8)	(0.5)	–	–	–
Preborrowing in 2017–18 for 2018–19	–	11.5	11.5	(11.5)	–	–
Total Long-Term Public Borrowing	26.4	33.9	7.4	31.7	36.7	41.3
Note: Numbers may not add due to rounding.

232	Chapter III: Ontario’s Economic and Fiscal Strength

The government will seek approval from the legislature for borrowing authority to meet the Province’s requirements and will propose amendments that, if passed, would streamline the administration of the Province’s borrowing program.

Approximately 62 per cent of 2017–18’s borrowing was completed in Canadian dollars, primarily through syndicated issues, but also included floating rate notes, Ontario Savings Bonds and a $1 billion Green Bond issue. While this percentage is lower than the 74 per cent of 2016–17’s borrowing in Canadian dollars, it remains roughly in line with the target announced in the 2017 Ontario Economic Outlook and Fiscal Review — to complete approximately two-thirds of the total borrowing in the Canadian dollar market.

About $12.8 billion, or 38 per cent, of borrowing was completed in foreign currencies. The U.S. dollar market remained an important source of funding for Ontario in 2017–18, with $9.0 billion issued in U.S. dollars. The remaining foreign currency borrowing was completed in euros, pound sterling, Swiss francs and Australian dollars.

Section D: Borrowing and Debt Management	233

Ensuring Preferred Market Access

The Province regularly accesses borrowing opportunities in currencies other than Canadian dollars to relieve pressure on the domestic bond market and diversify its investor base. This helps reduce Ontario’s overall borrowing costs and ensures that the Province will continue to have access to capital if domestic market conditions become more challenging.

Given the continued demand in the Canadian dollar market, the Province will maintain its Canadian dollar borrowing target of approximately two-thirds of total borrowing in 2018–19.

234	Chapter III: Ontario’s Economic and Fiscal Strength

Leading Canadian Dollar Green Bond Market

Ontario is currently the largest issuer of Canadian dollar Green Bonds, with four Green Bond issues totalling $3.05 billion.

On January 25, 2018, the Province successfully launched its fourth Green Bond issue of $1 billion. This is not only the largest Green Bond offering from the Province of Ontario, but also the largest issue to be priced in the Canadian dollar Green Bond market.

Eligible projects selected to receive funding from Ontario’s latest Green Bond issue include seven projects with an emphasis on clean transportation, and energy efficiency and conservation categories.

The seven projects align with four of the United Nations Sustainable Development Goals (SDGs). Developed by the United Nations in 2015, SDGs are universal goals aimed at improving areas such as climate change, innovation and sustainable consumption, among other priorities.

As the first Canadian province to issue Green Bonds, Ontario will continue to develop the Canadian dollar Green Bond market with investor participation from around the world. Ontario’s Green Bonds capitalize on the Province’s ability to raise funds at low interest rates and serve as an important tool to help Ontario finance transit and other environmentally friendly projects across the province.

Section D: Borrowing and Debt Management	235

Extending Term of Borrowing

The global decline in interest rates over the past 25 years is already showing signs of modestly reversing. Maintaining a long average term of the Province’s debt portfolio ensures low interest rates remain locked in for a longer period. This reduces refinancing risks and helps offset the impact of expected higher interest rates on the Province’s future interest on debt (IOD) costs.

Since the beginning of fiscal year 2010–11, Ontario has issued $70.6 billion of bonds with terms of longer than 30 years to lock in low rates. As a result, the average term of Ontario’s debt portfolio has been extended, from 9.7 years in 2009–10 to 10.9 years, as of December 31, 2017.

236	Chapter III: Ontario’s Economic and Fiscal Strength

Interest on Debt Savings and Affordability

Interest on debt expense is projected to be $11,965 million for 2017–18, which is $281 million lower than the forecast in the 2017 Budget. Interest on debt expense is forecast to be $12.5 billion in 2018–19 and $13.1 billion in 2019–20.

The 2017–18 savings continue a trend that has been in place since 2010 through a combination of lower deficits and borrowing requirements, and lower-than-forecast interest rates. Savings on IOD over the period to balance now total $24.4 billion relative to the 2010 Budget forecast.

Section D: Borrowing and Debt Management	237

Chart 3.20 illustrates how the savings on IOD have lowered IOD-to-revenue, a key measure of the affordability of debt. The 2010 Budget forecasted that, by 2017–18, the Province would need to spend 11.3 cents of every revenue dollar received on interest. The current forecast is 3.3 cents lower, at 8 cents of interest costs for every dollar of revenue. This ratio is lower than it has been for the past 25 years, and is forecast to remain in this range through the medium-term outlook period to 2020–21, even after taking into consideration an IOD forecast that includes higher rates and a return to deficit.

238	Chapter III: Ontario’s Economic and Fiscal Strength

Ensuring Adequate Liquidity Levels

Ontario actively manages its financial obligations through the maintenance of a liquid reserve portfolio and the use of short-term borrowing. The Province increased its level of unrestricted liquid reserves following the financial crisis in 2008–09. Coming out of the financial crisis, the Province began a strategy of creating large, liquid 10- and 30-year benchmark domestic bond issues in 2009–10 in response to investor demand. This strategy has been very successful and continues to lower Ontario’s borrowing costs while enhancing the Province’s access to capital. However, as a result of these large bond issues, the Province will have large cash outflows on single days commencing in 2019–20, rather than having maturities spread more evenly throughout the year. In anticipation of the need for cash reserves to meet these requirements for large outflows on a single day, the Province began building larger cash reserves in 2017–18, as noted in Chart 3.21.

The Province’s short-term borrowing program in the Canadian and U.S. dollar money markets is relatively small, accounting for only 6.2 per cent of Ontario’s debt. The unused short-term borrowing capacity that this leaves, combined with the high levels of unrestricted liquid reserves, ensures the Province will always have adequate liquidity to meet its financial obligations.

Section D: Borrowing and Debt Management	239

Reducing Net Debt-to-GDP

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $308.2 billion as of March 31, 2018, down from the net debt projection of $311.9 billion in the 2017 Budget.

Accumulated deficit is projected to be $192.4 billion as of March 31, 2018, compared to a projection of $193.5 billion in the 2017 Budget. The projected difference of $115.8 billion between net debt and accumulated deficit is due to the Province’s high level of investment in infrastructure.

Ontario’s net debt-to-GDP ratio peaked in 2014–15 at 39.3 per cent and is now forecast at 37.1 per cent in 2017–18, below the forecast of 37.5 per cent for 2017–18 contained in the 2017 Budget. The net debt-to-GDP ratio is forecast to remain below the 2014–15 peak and resume a downward trend in 2022–23.

240	Chapter III: Ontario’s Economic and Fiscal Strength

Total Debt Composition

Total debt consists of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper. Total debt, which represents all borrowing without offsetting financial assets, is projected to be $348.8 billion as of March 31, 2018.

Public debt, as of March 31, 2018, is projected to be $337.4 billion, primarily consisting of bonds issued in the domestic and international public markets in seven currencies. Ontario also has $11.4 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Canadian dollar denominated debt represents 83 per cent of the total debt projected as of March 31, 2018.

Section D: Borrowing and Debt Management	241

Cost of Debt

The interest rate that Ontario pays on its debt has declined steadily since 1990–91, when the effective interest rate (on a weighted-average basis) on total debt was 10.9 per cent. As of March 31, 2018, it is forecast to be 3.5 per cent, unchanged from March 31, 2017.

For 2018–19, the impact of a one percentage point change in interest rates on IOD would be approximately $300 million for the Province.

242	Chapter III: Ontario’s Economic and Fiscal Strength

Limiting Risk Exposure

Ontario limits itself to a maximum net interest rate resetting exposure of 35 per cent and a maximum foreign exchange exposure of five per cent of debt issued for provincial purposes. As of February 28, 2018, the values for net interest rate resetting exposure and foreign exchange exposure were, respectively, 11.0 per cent and 0.2 per cent. All exposures remained well below policy limits in 2017–18.

Section D: Borrowing and Debt Management	243

Using Derivatives to Mitigate Risks

To seek the most cost-effective means of meeting its borrowing requirements, Ontario issues fixed and floating rate debt in both domestic and international markets. To mitigate the risk arising from foreign exchange and interest rate movements, the Province uses derivatives, a type of financial contract, to limit its exposure to both of these variables. Foreign currency swaps and forwards are used to convert foreign currency exposure into Canadian dollar exposure, while interest rate swaps ensure interest payments on the Province’s floating rate debt remain constant.

TABLE 3.29 Consolidated Derivative Portfolio Notional Value[1] ($ Billions)
	Total	Interest Rate Swaps	Cross-Currency Swaps	Forward Foreign Exchange Contracts
2016–17	156.6	85.2	40.8	30.6
Interim 2017–18	158.5	82.5	44.2	31.8

1   Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

  Note: Numbers may not add due to rounding.

  Source: Ontario Financing Authority.

244	Chapter III: Ontario’s Economic and Fiscal Strength

Reducing Ontario’s Electricity Sector Stranded Debt

Ontario Electricity Financial Corporation (OEFC) interim results for 2017–18 show an estimated excess of revenue over expense of $1.9 billion, which would reduce OEFC’s unfunded liability (or “stranded debt of the electricity sector”) from $3.2 billion, as of March 31, 2017, to $1.3 billion, as of March 31, 2018. This would be the 14th consecutive year of stranded debt reduction.

Projected 2018–19 OEFC results are an excess of revenue over expense of about $0.3 billion.

Through prudent management of electricity sector debt and other obligations, the government has removed the debt retirement charge (DRC) cost from residential electricity users’ electricity bills beginning January 1, 2016. As announced in the 2015 Ontario Economic Outlook and Fiscal Review, the government is ending the DRC beginning April 1, 2018, for industrial, business and other electricity users, such as institutions and not-for-profits.

Even after the end of the DRC, OEFC is expected to continue to service and pay down its debt and other liabilities from OEFC’s other dedicated revenues, such as payments-in-lieu of taxes and the Gross Revenue Charge.

Section D: Borrowing and Debt Management	245

Consolidated Financial Tables

TABLE 3.30 Net Debt and Accumulated Deficit ($ Millions)

	2013–14	2014–15	2015–16	2016–17	Interim 2017–18	Plan 2018–19
Debt[1]
Publicly Held Debt
Bonds[2]	259,933	280,442	293,935	299,356	315,307	325,706
Treasury Bills	12,297	14,631	14,604	16,120	18,870	18,870
U.S. Commercial Paper[2]	8,657	6,304	6,304	5,369	2,619	2,619
Infrastructure Ontario (IO)[3]	1,603	950	300	300	300	300
Other	345	317	301	296	279	268
	282,835	302,644	315,444	321,441	337,375	347,763

Non-Public Debt	12,923	12,316	11,969	11,661	11,413	11,074

Total Debt	295,758	314,960	327,413	333,102	348,788	358,837
Cash and Temporary Investments Excluding Broader Public Sector (BPS)	(24,303)	(24,946)	(25,765)	(23,422)	(32,018)	(26,534)
Total Debt Net of Cash and Temporary Investments	271,455	290,014	301,648	309,680	316,770	332,303
Other Net (Assets)/Liabilities[4]	(18,061)	(19,507)	(21,400)	(22,044)	(21,845)	(20,504)
BPS Net Debt	14,574	14,896	15,124	14,012	13,278	13,242
Net Debt	267,968	285,403	295,372	301,648	308,203	325,041
Non-Financial Assets[5]	(91,334)	(97,892)	(103,343)	(108,138)	(115,754)	(125,888)
Accumulated Deficit	176,634	187,511	192,029	193,510	192,449	199,153

1  Includes debt issued by the Province and Government Organizations.

2  All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.

3  Infrastructure Ontario’s (IO) interim 2017–18 debt is composed of Infrastructure Renewal Bonds ($300 million). IO’s debt is not guaranteed by the Province.

4  Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises, accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

5  Non-financial assets include the tangible capital assets of the Province and broader public sector.

Source: Ontario Ministry of Finance.

246	Chapter III: Ontario’s Economic and Fiscal Strength

TABLE 3.31 Medium-Term Outlook: Net Debt and Accumulated Deficit ($ Billions)

	2019–20	2020–21
Total Debt	369.0	384.4
Cash and Temporary Investments	(20.5)	(20.5)
Total Debt Net of Cash and Temporary Investments	348.5	363.9
Other Net (Assets)/Liabilities	(18.3)	(15.0)
Broader Public Sector Net Debt	12.6	11.2
Net Debt	342.8	360.1
Non-Financial Assets	(137.0)	(147.9)
Accumulated Deficit	205.8	212.3
Note: Numbers may not add due to rounding.

Section D: Borrowing and Debt Management	247

248	Chapter III: Ontario’s Economic and Fiscal Strength

Chapter IV

FAIRNESS AND OPPORTUNITY THROUGH PARTNERSHIPS

ONTARIO

Working with Indigenous Partners

Introduction

Guided by a commitment to reconciliation, Ontario continues to take action to build stronger relationships with First Nation, Métis, Inuit and urban Indigenous peoples. This includes improving socioeconomic opportunity and sustainability in Indigenous communities. Working in partnership, Ontario supports the efforts of Indigenous communities to develop policies and programs that reflect the diversity of Indigenous traditions, cultures and histories.

Under the umbrella of the 2015 Political Accord between First Nations and the Government of Ontario and consistent with The Journey Together: Ontario’s Commitment to Reconciliation with Indigenous Peoples as well as Walking Together: Ontario’s Long-Term Strategy to End Violence Against Indigenous Women, Ontario remains committed to working with Indigenous leadership in the province in a spirit of mutual respect. In December 2017, Ontario signed the Framework Agreement for Advancing Reconciliation between the Métis Nation of Ontario, the government of Canada and the government of Ontario, which establishes a process for developing a government-to-government relationship between the Crown and the Métis Nation of Ontario, and working together on mutual priorities.

The government will continue to work together with Indigenous and non-Indigenous peoples to create culturally relevant and responsive supports; build prosperous, healthy and strong Indigenous communities; and improve outcomes.

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Working in Partnership to Support Indigenous Children and Youth

Indigenous Youth and Community Wellness Secretariat: Delivering Community- and Youth-Driven Solutions

In recent years, several First Nation communities in northern Ontario have suffered a very high number of youth suicides. Concurrently, a large number of Indigenous youth from remote, northern Ontario First Nation communities attending high school in larger urban centres have experienced race-based violence, and lack culturally appropriate accommodations and supports.

Youth suicides in Indigenous communities, as well as the intergenerational trauma that is the legacy of Canada’s residential school system and other forms of institutionalized racism, has contributed to health and social crises that require a coordinated approach to providing holistic and culturally appropriate solutions.

Ontario established the Indigenous Youth and Wellness Secretariat in July 2017 to work with Indigenous partners to co-develop and co-implement a longer term action plan to assist Indigenous youth and communities. New initiatives to provide enhanced localized supports include:

➤	Enhancing access to resources and supports to empower Indigenous youth.

➤	Increasing inclusionary learning by supporting Indigenous Institutes to expand capacity and strengthen their role as an important and unique pillar in Ontario’s postsecondary education system. This recognition builds on the $56 million investment over three years in Indigenous learners announced in the 2017 Budget. See Chapter II: Growing the Economy and Creating Good Jobs, section Recognizing Indigenous Institutes for more details.

➤	Providing $5.5 million in provincial funding in the 2017–18 school year to help Nishnawbe Aski Nation students continue their education in urban centres. Combined with federal funding of $4.7 million annually over the next three years, the provincial investment will ensure resources are available to enable a safe and culturally relevant and appropriate learning environment.

➤	Expanding counselling and broader mental health supports by providing Pikangikum First Nation with funding to hire an additional 20 mental health workers for children and youth at risk.

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Improving Access to Culturally Relevant Child Care

Child care is an integral part of women’s economic empowerment. Investing in high-quality child care is good for the economy and for families. Research also shows that children benefit significantly from access to high-quality child care, including improved education, health and employment outcomes.1

Ontario is committed to providing affordable, high-quality child care on- and off-reserve, so families have the support they need to have a good quality of life and contribute fully to the economy.

That is why starting in 2018–19, the Province will provide First Nation communities with $40 million over three years in new operating funding for new and existing child care programs on-reserve. The government will also invest $290 million over six years in new child care capital infrastructure starting in 2019–20. These investments will create 4,500 new child care spaces, doubling current child care capacity on-reserve.

The government will work closely with First Nation organizations and communities to understand their local needs and develop expansion plans for child care on-reserve, and will continue engaging the federal government on opportunities for cost-sharing these critical investments.

In December 2017, the Province also announced an investment of $23.5 million over two years to partner with, and expand, culturally relevant child and family programs in 40 First Nation communities. This investment will support programming for more than 1,800 children and their families, including:

➤	M’Chigeeng First Nation — Extending hours and days of operation to meet parents’ schedules, providing mobile services for families with no access to transportation, and delivering new culture- and language-specific programs;

➤	Nibinamik First Nation — Supporting a partnership with researchers, early years experts and the Nibinamik community to develop and implement a locally driven, culturally specific approach to early years programming;

➤	Walpole Island First Nation — Enhancing language and cultural programs for children and families, including gardening, traditional arts and crafts, and visiting Elders; and

➤	Wikwemikong Unceded Indian Reserve — Doubling the number of families who are able to access the child and family program, and supporting the community’s stated priority of building fluency in the traditional language, including a partnership with the Ontario Institute for Studies in Education on early years language acquisition.

[1]	Clive R. Belfield et al., “The High/Scope Perry Preschool program: Cost-Benefit Analysis Using Data from the Age-40 followup,” Journal of Human Resources, 41(1), (2006):162–190.

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In February 2018, the government announced an investment of $70 million over the next two years in new spaces and programming led by Métis, Inuit and urban Indigenous organizations through approximately 60 off-reserve projects for Indigenous children and families in rural and urban areas. This investment will support community-designed and delivered programs that provide culturally relevant support, advice and personal connections, as well as a network of resources and play- and inquiry-based programs for young children and their families.

In Kenora, an investment of almost $3 million will support the creation of approximately 30 new child care spaces and create culturally relevant programming for approximately 200 children and families.

First Nations School of Toronto

The Province is investing $11.5 million in upgrades to the First Nations School of Toronto, including four new child care rooms, which will create 64 new licensed child care spaces and one new EarlyON Child and Family Centre.

The First Nations School of Toronto aims to empower future leaders with a strong cultural identity as contributing members in a global society. Creating culturally relevant child care and learning spaces at a school that celebrates the rich history, cultures and languages of Indigenous peoples will positively impact students’ self-identity and lead to better academic outcomes.

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Enhancing Indigenous Health Care

Investing in the health and wellness of Indigenous communities is one of many steps on Ontario’s journey of healing and reconciliation with Indigenous peoples. It reflects the government’s commitment to work with Indigenous partners, creating a better future for everyone across Ontario.

The Province and Indigenous partners are working together to improve access to health care and increase the involvement of Indigenous communities in developing and delivering their health care services. Launched in 2016, Ontario’s First Nations

Noojmowin Teg Health Centre, one of Ontario’s infrastructure investments, supports individuals and families in the District of Manitoulin Island.

Health Action Plan is increasing equitable access to care and taking steps to give First Nations decision-making power over health care through an investment of nearly $222 million over three years followed by sustained funding of $104.5 million annually. New initiatives include:

➤	Helping First Nations and urban Indigenous peoples in their last stages of life get the care they need with the option to stay at home or in the community, by providing training for up to 1,000 health care workers living and working in First Nation communities, and for Indigenous health care organizations providing palliative care;

➤  Providing culturally appropriate primary health care services and programs to Indigenous peoples — including individuals and families living in remote and fly-in communities — by expanding access to home and community care services and creating 16 new or expanded Indigenous-governed and community-driven interprofessional primary care teams in Ontario;

➤  Supporting 34 Indigenous-led mental health and wellness programs across

The Province and its Indigenous partners are improving access to affordable, quality health and wellness programs.

the province that include traditional healing to provide enhanced, culturally appropriate supports for Indigenous youth, adults, families and communities, including 100 new mental health workers that will service more than 69 First Nation communities, as well as urban Indigenous communities;

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➤	Offering over 50 new culturally appropriate treatment beds for Indigenous people in 10 Indigenous Mental Health and Addictions Treatment and Healing Centres across Ontario, which will offer substance use disorder services, holistic mental health counselling and cultural supports; and

➤	Addressing elder abuse as part of Ontario’s Action Plan for Seniors, which is helping seniors access the support they need at every stage of life.

Budget Talks: Increase Access to Healthy Food in Northern Ontario
This pilot was among the five most voted for ideas for funding through Budget Talks, an innovative online public consultation tool.

First Nation peoples in rural and remote areas have a harder time accessing healthy food, including vegetables and fruit, than residents living in other parts of the province.

The government is committed to improving access to sufficient, safe, nutritious and culturally appropriate food.

Up to 20 First Nations Student Nutrition Program delivery partners will be provided funding for initiatives that increase food access in First Nation communities.

The idea will receive a one-time investment of $1 million in 2018–19. Progress updates will be provided throughout the year at Ontario.ca/budgettalks

Urban Indigenous Action Plan

A majority of Ontario’s Indigenous peoples live in cities and towns. Through the Urban Indigenous Action Plan, Ontario is supporting reconciliation with these Indigenous peoples. The Action Plan is designed to guide the public and broader public sectors as they partner with urban Indigenous communities in developing, implementing and evaluating policies and programs that impact Indigenous peoples living off-reserve. The Action Plan provides an opportunity for urban Indigenous communities to exercise leadership and decision-making to better meet their needs.

The Action Plan was co-developed by the Province and the Ontario Federation of Indigenous Friendship Centres, the Métis Nation of Ontario and the Ontario Native Women’s Association, and also includes input from urban Indigenous communities across Ontario.

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Providing Additional Assistance to Individuals and First Nations Impacted by Mercury Contamination

Between 1962 and 1970, waste containing significant amounts of mercury was released into the English-Wabigoon River system, contaminating the waters and food supply in the area of the Grassy Narrows (Asubpeeschoseewagong) First Nation and Wabaseemoong Independent Nations in northwestern Ontario.

Remediation of Mercury Contamination

In June 2017, the Province committed $85 million to fund the remediation of contaminants in the English-Wabigoon River system. A trust to provide funding for remediation, is being set up through collaboration between impacted First Nations and the Province. An independent panel has been established to oversee the trust, with representation from the First Nations and the Province.

To date, Ontario has dedicated $5.2 million to support pre-remediation science and other related activities, including work undertaken by the impacted First Nations. An assessment is currently underway to determine if there are ongoing sources of mercury contamination affecting the English-Wabigoon River system. This assessment is being completed through a transparent process that includes the involvement of the First Nations.

Indexing Mercury Disability Payments

In 1985, a settlement agreement was reached between Ontario, Canada and impacted First Nations establishing a Mercury Disability Fund to provide disability benefits to members of the First Nations affected by mercury contamination. As part of the government’s commitment to assist the people of these communities, the individual benefits under the Mercury Disability Fund are being indexed to inflation.

Over the coming year, the government will continue to work with these communities and Canada on further reforms to the Mercury Disability Fund and on other measures to assist these communities in recovering from exposure to mercury.

Section A: Working with Indigenous Partners	257

Partnering with Indigenous Communities on Infrastructure

Indigenous Supportive Housing Program

Providing Indigenous peoples with access to adequate, affordable and safe housing is a key priority for the government. This is why Ontario is providing an additional $4.5 million in 2018–19 for the Indigenous Supportive Housing Program (ISHP) to construct approximately 30 additional units of supportive housing for Indigenous peoples in northern Ontario. The investment will support Indigenous mothers and families travelling from First Nation communities for prenatal and postnatal care who are in need of supportive rental housing.

The ISHP will continue to be administered by Indigenous peoples for those in need of housing assistance and support services.

Connecting Northern Remote Communities to the Transmission Grid

Twenty-five remote First Nation communities in northwestern Ontario rely on diesel for local power generation. However, as noted in the 2017 Long-Term Energy Plan, the high cost of diesel fuel creates a strong economic and environmental case to connect as many as 21 of those communities to Ontario’s electricity grid instead.

Wataynikaneyap Power LP (Wataynikaneyap Power), a licensed transmission company, is a partnership between First Nation LP, comprising 22 First Nations with majority ownership, and FortisOntario. Wataynikaneyap Power has been selected to connect 16 remote First Nation communities to an adequate, reliable and clean supply of power. The project will be able to support new housing, water treatment and other community infrastructure, with added economic and employment benefits for northwestern Ontario and First Nation community members. Ontario has been engaging with Wataynikaneyap Power and the federal government on cost-sharing responsibilities.

The Independent Electricity System Operator has established a Matawa-focused working group to assist in determining the best path forward for five other communities that are economic to connect to the grid. For the remaining communities, Ontario is exploring innovative and potentially cost-effective solutions, such as supporting the development of renewable microgrids, in an effort to reduce diesel use.

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Partnering with Indigenous Communities to Invest in Economic Development

To improve economic opportunities and ensure that Indigenous peoples continue to thrive, the Province’s Indigenous Economic Development Fund (IEDF) has helped create and retain approximately 846 jobs and attract $13.6 million in investment since 2014. This fund has helped improve access to financing, jobs and training for Indigenous peoples and communities in Ontario.

Indigenous Economic Development Fund

Ontario is investing more than $240,000 to support the training of up to 244 members of First Nation communities near Thunder Bay. This training is aimed at preparing residents for construction employment opportunities with the East-West Tie Transmission Project — a 230-kilovolt transmission line connecting Wawa Transfer Station to the Lakehead Transfer Station near Thunder Bay.

Settling Indigenous Land Claims

Ontario and Canada continue to work with First Nations to resolve outstanding land claims. In the past year, the governments have signed two settlements with Ontario First Nations:

➤	In May 2017, Ontario and Canada signed a settlement agreement with Lac des Mille Lacs First Nation that provides compensation for past and future flooding to portions of reserve land; and

➤	In October 2017 and January 2018, Ontario and Canada, respectively, signed a settlement agreement with Mitaanjigamiing First Nation to provide compensation recognizing treaty obligations not fully met in the past.

Building on these successes, Ontario will continue to work with Canada and First Nations to move forward on resolving land claims.

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Revenue-Sharing Agreements with First Nation Communities

Natural Resource Revenue Sharing

The government is committed to working with Indigenous partners to close socioeconomic gaps and increase participation in the resource sector by advancing resource benefit sharing opportunities, including in the mining and forestry sectors. Over the past year, the Province has had ongoing discussions with several First Nation partners on resource revenue-sharing and looks forward to continuing this dialogue with other Indigenous partners.

Sharing the benefits of resource development with Indigenous communities is an important part of reconciliation between Ontario and Indigenous peoples. It supports a positive environment for strong business partnerships and helps build healthy, prosperous communities. The government will continue to work with Indigenous partners so that Indigenous communities can participate in and benefit from responsible resource development opportunities in Ontario.

Community-Based Regulation of Tobacco and Revenue Sharing

Ontario has made it a priority to improve social, economic and health outcomes for Indigenous peoples by working in partnership with First Nation communities. The government remains committed to working with First Nation partners across the province on self-regulation of tobacco, including sharing a portion of provincial tobacco tax revenues with communities that agree to regulate on-reserve tobacco sales. The Province continues to work with the Chippewas of the Thames First Nation, Anishinabek Nation and Mohawk Council of Akwesasne towards tobacco regulation and revenue-sharing agreements.

The government will also be proposing amendments to the Tobacco Tax Act to further enhance the government’s ability to implement tobacco regulation and revenue-sharing agreements. This includes amendments to expand the scope of the agreements to include the production of tobacco on-reserve and to allow for payments of grants to First Nation communities.

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Modernizing the Ontario Gas Card Program

After consulting with First Nation communities across the province, the government heard that the Ontario Gas Card Program — which enables First Nation individuals to purchase tax-exempt gasoline on-reserve — could be improved. In response to recommendations about improving the existing program’s efficiency, the Province is proposing to modernize the program by discontinuing the Ontario Gas Card as proof of entitlement to purchase tax-exempt gasoline in First Nation communities, and instead permit:

➤	First Nation individuals to present the federally issued Certificate of Indian Status card, Secure Certificate of Indian Status card or Temporary Confirmation of Registration Document; and

➤	Band councils to use a unique identifier, issued by Ontario, for gasoline purchases related to band-owned vehicles.

Effective in 2019, these changes would simplify and improve service for First Nation individuals and band councils, gasoline retailers and industry, and strengthen overall program efficiency and integrity. The government will continue to work with First Nations and industry stakeholders to support a smooth transition to the new process.

Appreciating that some First Nation communities do not have access to the resources necessary for implementing these changes, the government continues to work towards identifying and implementing the best solution available to make it more efficient and easier for authorized gasoline retailers in First Nation communities to receive their refunds.

Section A: Working with Indigenous Partners	261

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Working with Federal, Provincial, Territorial and Municipal Partners

Federal–Provincial Collaboration

Ontario: A Forward-Looking Leader and Collaborative Partner

With a plan that is focused on creating opportunity and making care more affordable for the people of Ontario, the Province continues to advocate for a collaborative approach with its federal, provincial and territorial partners. Ontario has led collaborative, forward-looking actions and investments — such as historic funding for public infrastructure, improving access to health care services, tackling climate change and transitioning to a low-carbon economy.
Ontario’s collaborative approach is delivering	Ontario’s collaborative approach with its federal and provincial partners supports the delivery of high-quality services for all Canadians.

results and value for all Canadians, including

increased and longer term federal funding to support shared priorities in infrastructure, an enhanced Canada Pension Plan, and progress towards expanded and modernized labour market funding and supports. These achievements demonstrate how a partnership between orders of government benefits all Canadians.

A key element of the government’s recovery plan includes working collaboratively with the federal government to ensure that fiscal arrangements are adequate, flexible and sustainable.

Addressing Challenges through a Collaborative Approach

Now more than ever, it is time to embrace collaborative partnerships across Canada to deliver greater prosperity to the people of the province. Ontario and Canada still face complex challenges as well as new uncertainties. These include long-term challenges such as an aging population and the dangers of climate change, but also more immediate challenges like mounting household debt and tax reform, and evolving trade policies in the United States.

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Provinces Face Greater Exposure to Uncertainty and Challenges

Many of the challenges that are facing Canada will likely impose significant fiscal pressure on the provinces and territories, which are predominantly responsible for the delivery of programs and services most affected by demographic changes, such as health care, education and social services.

The Parliamentary Budget Officer (PBO) has consistently demonstrated that the federal government’s fiscal position will be better than that of provinces and territories over the longer term. This disparity is partly the result of the federal government having greater ability to raise revenue relative to the services it delivers. In addition, it has limited its financial contribution to key programs, such as health care, without consideration of the demand or need for public services. Meanwhile, provinces and territories will face considerable fiscal pressures, particularly in a time of economic uncertainty, which could impact the costs and demand for public services. In the face of these challenges, the provincial-territorial order of government continues to make the necessary and critical investments needed to provide the high-quality public services Canadians expect and deserve.

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Beginning in 2017–18, the federal government reduced the growth of the Canada Health Transfer, the largest source of federal funding and a key support for Ontario’s provision of health care services. This decision removed $1.1 billion in federal support to provinces and territories in 2017–18 alone.

Ontario has a plan to invest in key priorities and as a result will be running deficits, similar to the federal government. However, the federal government is insulated from long-term spending pressures. It is vital that the federal government do its fair share to provide adequate, sustainable and flexible support to the provinces and territories, ensuring the ongoing delivery of high-quality public services that all Canadians expect and deserve.

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Ontario is a Significant Net Contributor to the Federation

Ontario is proud of its significant and growing contribution to the federation. Research by the Mowat Centre1 has shown that Ontario contributes more to the Canadian federation than it gets back in federal government spending. For Equalization alone, the province’s net contribution is estimated to be $6.5 billion in 2018-19, and has reached a total of approximately $45 billion since Ontario first qualified for the program in 2009-10. The province has recorded stronger economic growth than Canada since 2014, and will soon stop receiving federal Equalization payments, given its strength relative to other provinces.

Equalization is an important part of the Canadian federation, embedded in the Constitution. However, in a climate of uncertainty and rapid economic change across Canada, a responsible and critical assessment of the Equalization program should be taken to ensure that the impacts of any changes are thoroughly understood and fair to the people of Ontario. The Province will continue to press the federal government for fair treatment under the program.

[1]	Erich Hartmann and Jordann Thirgood, “Mind the Gap: Ontario’s Persistent Net Contribution to the Federation,” Mowat Centre, School of Public Policy and Governance, University of Toronto, (2017), https://mowatcentre.ca/wp-content/uploads/publications/142_mind_the_gap.pdf

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Fiscal Arrangements Need to Keep Pace with Provincial Investments

Fiscal arrangements are a key pillar of support for provinces and territories in delivering public services that Canadians use every day and at every stage of life. This is why it is critical that these funding arrangements keep pace with Provincial investments in public services and do not unduly leverage Provincial spending. To maximize the outcomes and benefits of this funding, fiscal arrangements should be adequate, sustainable and flexible, and take advantage of Provincial expertise in service delivery.

Strengthening Health Care

Increasing access to essential health services is part of Ontario’s plan to create opportunity and make care more affordable. The Province is committed to investing in the health care system so that the people of Ontario can access the health care services they require, when and where they need them. See Chapter I: A Plan for Care for more details.

The provinces’ and territories’ 10-year funding agreement with the federal government for home and community care and mental health and addictions services will support the significant investments and actions that Ontario is already making in these priority areas. This includes providing care at, or close to, home to meet the demand of a growing and aging population, as well as providing access to proven mental health and addictions services supports and services for children, youth and adults. The provision of high-quality health care services to the people of Ontario is a top priority for the Province, and should be for the federal government as well. Compared to the 2017 Budget, Ontario is increasing investments in health care by more than $5 billion between 2018-19 and 2020-21.

As the Province continues to work with the federal government to finalize the details of its agreement, it is critical that the funding partnership with the federal government be adequate and remain flexible enough to respond to the evolving needs of the people of Ontario.

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Forming a National Pharmacare Plan

Ensuring that the people of Ontario have access to the medications that will keep them healthy is a priority for the Province — a national pharmacare plan would support this goal. Ontario is pleased that the federal government recognizes the importance of this issue, as evidenced by the recent announcement of the creation of an Advisory Council on the Implementation of National Pharmacare. Ontario has already taken action and is leading the way with OHIP+, which provides young people under the age of 25 with access to over 4,400 prescription products at no cost, regardless of income.

In addition to transforming the public drug programs and benefits, Ontario is taking the next steps to improve the affordability of prescription drugs. As part of this Budget, the Province is eliminating the annual deductible and co-payment for seniors under the Ontario Drug Benefit in August 2019, and introducing a new drug and dental program for people who do not have coverage from an extended health plan, starting in the summer of 2019.

See Chapter I: A Plan for Care for more details.

Ontario, in collaboration with its federal, provincial and territorial partners, has also made progress to improve the affordability, accessibility and appropriate use of prescription drugs for Canadians. In January 2018, after discussions led by Ontario, British Columbia and Saskatchewan, a new joint initiative was announced between the pan-Canadian Pharmaceutical Alliance and the Canadian Generic Pharmaceutical Association. Starting April 1, 2018, the prices for almost 70 of the most commonly prescribed drugs in Canada will be discounted up to 90 per cent off the equivalent cost of their brand-name equivalents. Over 70 per cent of all prescriptions reimbursed under Canada’s public drug plans are generic drugs, including those used by millions of Canadians to treat high blood pressure, high cholesterol and infections.

Over the next five years, this initiative is expected to generate savings of up to $3 billion for public drug plans through a combination of price reductions and the launch of new generic drugs. Ontario plans to reinvest these savings in funding new innovative drug therapies, as well as ensuring the sustainability of its public drug plans, including OHIP+.

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This is just one example of how Ontario’s collaborative approach is helping improve the lives of Ontarians. The Province will continue to engage with its provincial, territorial and federal partners to work towards creating a national pharmacare plan so that all Canadians can enjoy a healthier future for themselves and their families.

In February 2017, the pan-Canadian Pharmaceutical Alliance (pCPA) concluded successful negotiations with drug manufacturers to allow jurisdictions to expand publicly funded access to the first medications offering a cure for chronic hepatitis C. Previously, coverage was provided only to patients in the most severe stages of disease. As a result of the successful negotiations led by Ontario and British Columbia, more Ontarians have been able to access curative hepatitis C medications. As of February 2018, all patients, regardless of disease severity or type, are now able to receive treatment. Over 11.200 Ontarians have benefited from public drug funding for hepatitis C since 2015–16.

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Implementing Legalization of Cannabis

The federal government’s Cannabis Act, if passed, would permit the legal production, sale and possession of recreational cannabis across Canada later in 2018.

In response to the federal decision to legalize recreational cannabis, Ontario has passed legislation to establish a safe and sensible framework within the province that protects youth and reduces harm.

Ontario’s framework covers the sale, distribution, purchase, possession and consumption of cannabis in the province. Established as a Crown corporation and subsidiary of the LCBO, the Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store, will be responsible for new stand-alone cannabis storefronts and an online distribution channel.

In support of a safe and sensible framework, and to protect the health and well-being of everyone in Ontario, the Province will undertake initiatives in public health, road safety, education and law enforcement, such as:

➤	Increasing the capacity of local law enforcement, including the Ontario Provincial Police, by funding sobriety field test training for police officers to help detect impaired drivers;

➤	Creating a specialized legal team to support drug-impaired driving prosecutions;

➤	Increasing capacity at the province’s Centre of Forensic Sciences to support toxicological testing and expert testimony;

➤	Developing a program to divert youth involved in minor cannabis-related offences away from the criminal justice system;

➤	Creating a Cannabis Intelligence Coordination Centre to shut down illegal storefronts and help fight the unsafe and illegal supply of cannabis products;

➤	Providing public health units with support and resources to help address local needs related to cannabis legalization;

➤	Raising awareness of the new Provincial rules that will take effect when cannabis is legalized federally; and

➤	Making information and resources on cannabis available to educators, parents, guardians and students.

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At the Finance Ministers meeting in December 2017, Ontario and 11 other provinces and territories agreed in principle to join the federal government in a coordinated taxation framework for cannabis. Ontario intends to enter into an agreement with the federal government under which Ontario would receive 75 per cent of the federal excise duty collected on cannabis intended for sale in the province.

An appropriate level of taxation is an important part of eliminating the illicit market. A coordinated approach will help meet Ontario’s objectives for cannabis legalization.

See Chapter V, Section A: Tax Measures for information on how the government intends the Ontario First Nations HST Point-of-Sale Rebate to apply to cannabis.

Working with Municipalities

Ontario has been working with municipalities as critical partners in preparing for the legalization of cannabis. To help address the incremental implementation costs of legalization, Ontario will be providing municipalities with $40 million over the first two years of legalization through the Ontario Cannabis Legalization Implementation Fund. This funding will be provided from Ontario’s portion of the federal excise duty on recreational cannabis. If the Province’s portion of the revenue from the federal excise duty on recreational cannabis for the first two years of legalization exceeds $100 million, the Province will provide municipalities with 50 per cent of the surplus. This funding, in addition to the Provincial initiatives in public health, road safety, education and law enforcement, will help municipal efforts as the date of federal legalization approaches. The Province will continue to work with municipalities to respond to the cost impact of legalization.

Engaging with Indigenous Communities and Organizations

Alongside the federal government, Ontario recognizes the need to engage in a meaningful way with Indigenous communities and organizations on topics related to cannabis legalization. Ontario’s legislative framework includes flexibility to address community-specific, on-reserve approaches. This includes the ability to make agreements with First Nation communities related to cannabis regulation, including minimum age requirements, permitted places of use and enforcement. It also enables a First Nation band council to request the delivery of recreational cannabis to a reserve to be prohibited by regulation, and authorizes the Minister of Finance to enter into agreements with First Nation communities that are interested in on-reserve retailing. Ontario is committed to continuing the dialogue with Indigenous communities and organizations to discuss interests, perspectives, concerns and specific opportunities for collaboration.

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Investing in Infrastructure

Ontario is taking the lead in strategic infrastructure investments. This builds on previous budget commitments to invest in infrastructure — resulting in about $230 billion over 14 years, beginning in 2014–15. This is the largest infrastructure investment in schools, colleges, universities, hospitals, public transit, roads and bridges in the province’s history. The next 10 years of investments will help create strong, stable communities across Ontario that improve the lives of Ontarians and will support about 140,000 jobs, on average, each year. See Chapter II: Growing the Economy and Creating Good Jobs for more details.

Infrastructure Updates: Federal–Provincial Negotiations

The government of Ontario continues to work collaboratively with the federal government to make long-term infrastructure investments that will create economic growth, sustain well-paying jobs, build inclusive communities and support a low-carbon, green economy leading to a higher quality of life for all Canadians.

On March 14, 2018, Canada and Ontario announced the signing of a bilateral agreement that will provide more than $11.8 billion over the next decade in federal funding dedicated to infrastructure projects through the Investing in Canada Plan. The projects supported through this agreement will have a total value of over $31 billion, including $10 billion committed by the Ontario government. These projects will be cost-shared with the Ontario government, municipalities and other partners. It will provide municipalities and First Nation communities with stable, long-term funding that will build liveable communities and enhance the quality of life for Ontario families.

This new funding will see the Government of Canada and the Province of Ontario make significant investments in public transit, green infrastructure, and recreational and cultural infrastructure.

For the Community, Culture and Recreation Stream, the Province will work with municipalities and not-for-profits to identify projects that could be nominated for federal funding, such as the Bridletowne Neighbourhood Hub in Scarborough, William Baker Neighbourhood Community Centre in Downsview and Lawrence Heights Community Centre in Toronto.

Increased and longer term federal funding should support shared priorities in infrastructure investments. Ontario continues to work with its federal partner to ensure that the people of Ontario benefit from collaboration in this critical area with a fair share of federal funding.

See Chapter II, Growing the Economy and Creating Good Jobs for more details.

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Port Lands Flood Protection

Ontario is partnering with the federal government on key infrastructure initiatives. The Province is contributing up to $417 million towards the $1.25 billion Don Mouth Naturalization and Port Lands Flood Protection project.

This project will help create a vibrant and resilient neighbourhood with a high quality of life for people of all ages and incomes by protecting southeastern portions of downtown Toronto from flooding and unlocking the area’s potential for development.

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Clean Water and Wastewater Fund

Working alongside the federal government, the Province is continuing to make investments to ensure families have access to clean and safe water through modern, reliable water and wastewater infrastructure. In addition to the $1.1 billion cost shared among provinces, federal, municipal governments and First Nations, Ontario will work with its partners to invest a further $2.8 billion in related projects including water and wastewater. These investments will safeguard the health and well-being of residents, protect waterways and preserve local ecosystems, help Ontario adapt to a changing climate, and lay the foundation for new economic opportunities.

Clean Water and Wastewater Fund Projects across Ontario

In partnership with the federal government, Ontario introduced the Clean Water and Wastewater Fund. Ontario and Canada are investing almost $840 million in water and wastewater infrastructure to municipalities and First Nations across the province.

Fort Albany First Nation

In northeastern Ontario, the Fort Albany First Nation is receiving almost $54,000 from Ontario and $108,000 from the federal government to upgrade their water treatment systems, which will provide more reliable and safe drinking water.

The Town of Ajax

The Town of Ajax is receiving almost $399,000 from Ontario and $798,000 from the federal government for projects that will improve water quality, and help maintain the existing wetland and wildlife by rehabilitating stormwater management ponds.

The City of Sault Ste. Marie

The City of Sault Ste. Marie is receiving almost $1.1 million from Ontario and $2.2 million from the federal government to improve its stormwater infrastructure, which will protect properties in the community against flooding.

The Municipality of Chatham-Kent

In southwestern Ontario, the Municipality of Chatham-Kent is receiving almost $2.3 million from Ontario and $4.6 million from the federal government to upgrade water treatment and pollution control plants to improve water and wastewater treatment services.

The City of Thunder Bay

In northwestern Ontario, the City of Thunder Bay is receiving over $2.7 million from Ontario and $5.5 million from the federal government to support projects like water main rehabilitations, which will improve the quality of municipal stormwater infrastructure for the community.

274	Chapter IV: Fairness and Opportunity through Partnerships

Providing Access to Affordable Housing

The government is committed to ensuring that everyone in Ontario has an affordable and suitable place to call home, advanced by the release of the Fair Housing Plan in 2017 and the Long-Term Affordable Housing Strategy Update in 2016. See Chapter I: A Plan for Care for more details.

Ontario welcomes the federal announcement of a National Housing Strategy (NHS) that will build upon investments that Ontario is already making. The NHS will help with the provision of housing assistance to vulnerable Ontarians, including Indigenous peoples, women and children fleeing family violence, seniors, people with disabilities, people dealing with mental health and addictions issues, veterans and young adults. See Chapter II: Growing the Economy and Creating Good Jobs for more details.

Ontario is investing more than $1 billion each year in housing and welcomes a federal partnership after years of advocating on the national level to build stronger communities and help Ontarians access safe, affordable housing.

Ontario plans to cost-match the Federal-Provincial/Territorial Housing Partnership and the Canada Housing Benefit (previously the Investment in Affordable Housing program) under the NHS. This includes a portable housing benefit and funds for distinct housing priorities, including affordability, repair and construction.

Ontario is investing in modern, affordable housing like this building in Toronto, which contains 50 units for individuals and families.

As the Province continues to negotiate and work with the federal government on the NHS, it is important that the new funding be aligned with Ontario’s Long-Term Affordable Housing Strategy Update and be responsive to local needs, while promoting innovation and ensuring public accountability.

A strong and sustainable non-profit and cooperative housing system is essential to supporting social and economic inclusion for low-income Ontarians.

Section B: Working with Federal, Provincial, Territorial and Municipal Partners	275

Improving Labour Market Transfers

The Province is already making investments to ensure that the people of Ontario are able to access the high-quality training and labour market supports they require. See Chapter II: Growing the Economy and Creating Good Jobs for more details.

Ontario’s leadership, together with its collaborative approach with federal, provincial and territorial partners, is yielding results. The Province has long called for labour market transfers that are flexible, adequate and responsive. For many years, the majority of unemployed Ontarians have not been eligible for federally funded training.

The new Workforce Development Agreements, along with amendments to the Employment Insurance Act, would help address this issue by expanding the scope of labour market supports and broaden worker eligibility for federally funded training programs and services.

The Province will continue to work with the federal government to ensure that Ontario workers get access to the training and supports they need to earn more money, improve their job security and succeed in a changing economy.

Enhancing the Working Income Tax Benefit

With the changing labour market experienced by many Ontarians, there is a need to strengthen supports for low-income and precariously employed workers. That is why Ontario has long advocated for an enhancement to the Working Income Tax Benefit (WITB).

Ontario welcomes the federal government’s announcement to introduce the new Canada Workers Benefit (CWB) that will replace the WITB, starting in 2019. Compared to the WITB, the CWB will be easier to access and provide higher benefits for low-income workers.

Higher benefits through the CWB are in addition to the increase advocated by Ontario, as part of the Canada Pension Plan (CPP) enhancement negotiations, to protect low-income workers from the additional cost of CPP contributions.

The Province looks forward to working closely with the federal government to ensure that the new CWB best serves the needs of low-income workers and supports Ontario’s plan to reform the income security system.

276	Chapter IV: Fairness and Opportunity through Partnerships

Tackling Climate Change

Ontario is transitioning to a competitive and low-carbon economy to ensure a healthy environment for generations to come. This shift is encouraging economic growth and job creation by helping business and households reduce their greenhouse gas (GHG) emissions and introducing innovative low-carbon solutions. See Chapter II: Growing the Economy and Creating Good Jobs for more details.

To support the actions Ontario is taking to reduce GHG emissions and build a prosperous low-carbon economy, the Province is working collaboratively with the federal government to identify opportunities for investments of up to $420 million in Ontario under the new federal Low Carbon Economy Fund.

Working in Partnership with Municipalities

All 444 of Ontario’s municipalities work hard to provide high-quality, critical services to their residents. The Province continues to increase financial support to municipalities across Ontario, in recognition of the important role that they play.

In 2018, the Province will provide municipalities with ongoing support of more than $4.2 billion — nearly four times the level of support provided in 2003. This means municipalities will have more financial flexibility to invest in local priorities.

This increased support has helped to place municipalities on a financially sustainable footing. Appreciating that infrastructure investments are critical to ensuring Ontario’s long-term sustainability and prosperity, moving forward, the government will continue to focus on investing in infrastructure that will benefit communities across Ontario.

Ontario is supporting municipalities, such as Cornwall, by investing in priorities that benefit local communities.

Section B: Working with Federal, Provincial, Territorial and Municipal Partners	277

Provincial support to municipalities includes:

➤	Making major investments in transit infrastructure, including transforming the GO rail network from a commuter service to a regional transit system through GO Regional Express Rail (RER), as well as investing in other rapid transit projects across the province, including projects in the cities of London, Ottawa and Toronto.

➤	Providing a predictable source of funding from the Province’s Gasoline Tax for municipalities to improve and expand transit services. The Province has committed to doubling the municipal share of the Gasoline Tax revenue from the current two cents per litre to four cents per litre by 2021–22.

➤	Providing funding to small, rural and northern communities through the Ontario Community Infrastructure Fund (OCIF). OCIF funding will increase to $300 million per year by 2018–19 to support the construction and renewal of critical road, bridge, water and wastewater infrastructure.

➤	Launching a new Community Transportation Grant Program that will provide $40 million over five years to help municipalities, Indigenous communities, Indigenous-led organizations and not-for-profits improve travel options in areas that are not served or are underserved by public transit and intercommunity bus service.

➤	Providing up to $25 million over five years for tools and supports to help municipalities improve their asset planning capacity and promote infrastructure sustainability.

➤	Providing unconditional funding under the Ontario Municipal Partnership Fund (OMPF). In 2018, the Province is providing an additional $5 million through the Northern Communities Grant component, increasing the total OMPF envelope to $510 million.

➤	Investing up to $26 million in the Main Street Revitalization Initiative to help communities attract investment and tourism, create jobs and enhance regional economic growth as part of a $40 million provincial investment in main streets across Ontario.

➤	Removing more than $2 billion in costs from the municipal property tax base in 2018 by uploading social assistance benefit costs, as well as court security and prisoner transportation costs, for a total benefit to municipalities of $13.5 billion since the uploads began in 2008.

➤	Extending to municipalities a new authority to levy a hotel tax.

➤	Providing municipalities with new tools to help increase the supply of housing, including a Vacant Homes Property Tax to encourage property owners to sell unoccupied units or make them available to be rented.

➤	Increasing municipal flexibility to more effectively manage business property taxes.

278	Chapter IV: Fairness and Opportunity through Partnerships

➤	Investing up to $150 million of proceeds from the Provincial carbon market into a new Municipal Greenhouse Gas (GHG) Challenge Fund. The Fund aims to support municipal projects that reduce GHG emissions, including buildings, energy supply, transportation, water and waste. Selected projects will be announced in 2018.

➤	Working with the federal government to invest in infrastructure programs, such as the Clean Water and Wastewater Fund (CWWF), which will result in over $1.1 billion in cost-shared water, wastewater and storm water projects in municipalities and First Nation communities across Ontario.

➤	Working with municipalities as critical partners in preparing for the legalization of cannabis, including providing $40 million over the first two years of legalization to help municipalities address incremental implementation costs. See the section, Implementing Legalization of Cannabis earlier in this chapter for more details.

➤	Investing more than $70 million over 10 years to support new priority municipal infrastructure projects such as the Stratford Grand Trunk Community Hub and the Peterborough Arena Complex.

Section B: Working with Federal, Provincial, Territorial and Municipal Partners	279

280	Chapter IV: Fairness and Opportunity through Partnerships

Tax Measures

Introduction

Ontario’s tax system is competitive and transparent, supports economic growth and ensures taxes are fair for individuals, families and businesses. The government has already taken steps to:

➤	Transform the Apprenticeship Training Tax Credit (ATTC) into the new Graduated Apprenticeship Grant for Employers (GAGE) to encourage employers to ensure that apprentices complete their training;

➤	Make public transit more affordable for seniors by introducing the Ontario Seniors’ Public Transit Tax Credit, which gives seniors a refundable tax credit equal to 15 per cent of their eligible public transit expenses; and

➤	Cut the small business Corporate Income Tax (CIT) rate by 22 per cent — from 4.5 per cent to 3.5 per cent, effective January 1, 2018.

The government is proposing to simplify Ontario’s Personal Income Tax (PIT) by eliminating Ontario’s surtax and replacing it with new rates and brackets. This would increase the transparency of Ontario’s PIT and ensure that surtax payers do not receive more tax relief from claiming non-refundable tax credits compared to other taxpayers.

To maintain support for charitable giving, the government is proposing to enhance the Ontario Charitable Donations Tax Credit (OCDTC).

Ontario is also proposing taxation measures to help businesses become more competitive.

Improving Fairness and Transparency of Ontario’s Personal Income Tax

In the 2016 Budget, the government committed to make Ontario’s PIT simpler and more transparent. Ontario is proposing to take a significant step towards meeting this commitment.

Ontario’s PIT includes a surtax, a legacy from the era when Ontario tax was calculated as a percentage of federal tax. However, the surtax functions as a tax on tax, rather than a tax rate applied directly to taxable income, reducing the transparency of Ontario’s PIT. For example, Ontario’s top statutory rate, shown on tax returns, is 13.16 per cent. As a result of the surtax, the marginal rate applied to taxable incomes over $220,000 is 20.53 per cent (that is, 13.16 per cent increased by 56 per cent).

Section A: Tax Measures	283

Further, the surtax prevents Ontario’s non-refundable tax credits from providing the same maximum tax relief to all eligible taxpayers. The surtax is calculated after Ontario non-refundable tax credits have reduced the amount to which the surtax applies. This increases the tax relief provided by these credits, such as the Basic Personal Amount (BPA), for higher income individuals by up to 56 per cent.

Proposed PIT Changes

To increase the fairness and transparency of Ontario’s PIT, the government is proposing to eliminate the surtax and make adjustments to the PIT brackets and rates, and enhance the OCDTC, effective for the 2018 tax year. As a result of the proposed changes, Ontario’s PIT would become more progressive. Ontario’s PIT revenue would increase by $275 million in 2018–19, while the top marginal PIT rate of 20.53 per cent is maintained. This increased revenue would help support key initiatives in this Budget.

Ontario is one of only two remaining Canadian jurisdictions with a PIT surtax. Over 83 per cent of Ontario’s 11 million tax filers, or about 9.2 million individuals, would not see any increase in their PIT as a result of the proposed changes and many would pay less.

Ontario currently has five statutory PIT rates plus two surtax rates calculated separately. The proposed changes would create seven statutory PIT rates applied directly to taxable income, and simplify the PIT calculation.

284	Chapter V: Taxation

Table 5.1 shows the current 2018 statutory PIT rate structure as compared to the proposed 2018 structure.

TABLE 5.1 Current* and Proposed 2018 Ontario PIT Rates and Brackets
Current* (Including Impact of Surtax)	Proposed (No Surtax)
5.05% (no surtax) $0 to $42,960	5.05% $0 to $42,960
9.15% (no surtax) or	9.15% $42,960 to $71,500
10.98% (includes 20% surtax) or	11.00% $71,500 to $82,000
14.27% (includes 56% surtax) $42,960 to $85,923	13.50%
17.41% (includes 56% surtax)	$82,000 to $92,000
$85,923 to $150,000	17.50%
$92,000 to $150,000
18.97% (includes 56% surtax) $150,000 to $220,000	19.00% $150,000 to $220,000
20.53% (includes 56% surtax) greater than $220,000	20.53% greater than $220,000

*  Tax rates shown in the first column represent the impact of the surtax on Ontario’s statutory PIT rates (5.05%, 9.15%, 11.16%, 12.16%, and 13.16%, respectively).

Surtax is calculated based on preliminary Ontario tax – that is, Basic Ontario Tax (statutory tax rates applied to taxable income) after non-refundable tax credits. A 20 per cent surtax rate applies to Ontario tax between $4,638 and $5,936, and a surtax rate of 56 per cent applies to Ontario tax greater than $5,936. For someone claiming only the BPA, the 20 per cent surtax rate begins to apply at taxable income of $75,653; the 56 per cent surtax rate begins to apply at $89,134.

Illustrative Example of the Impact of Proposed Changes to PIT Rates and Brackets

As shown in Table 5.2, under the proposed changes, an individual earning $95,000 would no longer pay surtax, simplifying Ontario’s PIT. Replacing the surtax with more progressive PIT rates and brackets means this individual would also pay $168 more PIT in 2018.

TABLE 5.2 Example Showing Impact of Proposed Changes, 2018*
Taxable Income ($95,000)	Current	Proposed	Change in PIT
PIT (excluding surtax)	$6,417	$7,114	$697 due to proposed rates and brackets
+ Surtax	$529	$0	-$529 due to surtax elimination
= Ontario PIT	$6,946	$7,114	$168 net impact
* Excluding Ontario Health Premium. Assumes that the taxpayer claims the Basic Personal, Canada Pension Plan, and Employment Insurance Amounts.

Section A: Tax Measures	285

Eliminating the Interaction of the Surtax and Non-Refundable Tax Credits

Eliminating the surtax would ensure that higher income taxpayers do not receive more tax relief from claiming non-refundable tax credits compared to other taxpayers.

Table 5.3 shows the tax relief received from the BPA by Ontario taxpayers. Currently, surtax payers receive additional tax relief.

TABLE 5.3 Tax Relief from the Basic Personal Amount, 2018*
	Current	Proposed
Non-surtax payer	$523	$523
Surtax payer at first rate (20 per cent)	$627	$523
Surtax payer at second rate (56 per cent)	$816	$523
* Excluding the Ontario Tax Reduction.

Enhancing Support for Charitable Giving

To enhance support for charitable giving, the government is also proposing to increase the top rate of the non-refundable OCDTC, which provides relief to taxpayers who make eligible charitable donations. Currently, an OCDTC rate of 5.05 per cent applies to the first $200 in donations and a rate of 11.16 per cent for donations that exceed $200.

The effect of the surtax calculation described above means the OCDTC rate can climb up to 17.41 per cent for surtax payers. Ontario is proposing to increase the OCDTC rate to 17.5 per cent for all taxpayers for eligible donations exceeding $200. The first $200 of donations would continue to be eligible for an OCDTC rate of 5.05 per cent.

Table 5.4 shows the tax relief received from the OCDTC by Ontario taxpayers who make a $2,000 donation in 2018. Under the proposed changes, lower income donors would receive more tax relief from the OCDTC. Eliminating the interaction of the OCDTC with the surtax means that taxpayers receive the same relief from the OCDTC. The amount of tax relief provided by the OCDTC would increase by about $85 million in 2018.

TABLE 5.4 Tax Relief from a $2,000 Charitable Donation, 2018*
	Current	Proposed
Non-surtax payer	$211	$325
Surtax payer at first rate (20 per cent)	$253	$325
Surtax payer at second rate (56 per cent)	$329	$325
* Excluding the Ontario Tax Reduction.

286	Chapter V: Taxation

Impacts on Taxpayers

In 2018, 8.6 million tax filers would not be affected by the proposed changes. Approximately 1.8 million individuals would pay about $200 more PIT on average (or 0.5 per cent of their total federal–Ontario PIT), and about 680,000 individuals would see a reduction of about $130 of PIT on average.

Implementation

The government will introduce legislative amendments to implement the proposed changes. If passed, changes to PIT withholdings would start on July 1, 2018.

Section A: Tax Measures	287

Improving Economic Competitiveness

Research and Development (R&D) is a critical driver of innovation and productivity growth. Increased R&D spending by Ontario businesses helps the development of new technologies and processes. However, business spending on R&D in Ontario has declined in recent years and continues to lag key competitors. Therefore, the government proposes to transform R&D tax support to encourage R&D activities by large and small businesses.

The Ontario Research and Development Tax Credit

Ontario businesses, including large manufacturers, are constantly looking for ways to improve their operations and implement advanced technologies that bring value to their firms.

To support large businesses in making long-term, significant investments in R&D, the government proposes to enhance the Ontario Research and Development Tax Credit (ORDTC). This additional support would encourage large companies to continuously invest in R&D, spurring innovation in the Ontario economy.

The ORDTC is a 3.5 per cent non-refundable tax credit on eligible R&D expenditures. Effective for eligible R&D expenditures incurred on or after March 28, 2018, companies that qualify for the ORDTC would be eligible for an enhanced rate of 5.5 per cent on expenditures over $1 million in a taxation year. The $1 million threshold would be prorated for short taxation years.

This enhanced tax credit rate would not be available to businesses where eligible R&D expenditures in the current taxation year are less than 90 per cent of eligible R&D expenditures in the prior taxation year. Eligible R&D expenditures in short taxation years would be increased to the full year equivalent. For the purposes of calculating eligible R&D expenditures in the prior taxation year, when a corporation is amalgamated with, or wound up into, another corporation, each predecessor corporation’s eligible R&D expenditures would be considered transferred to the successor.

The enhanced tax credit rate would be prorated for taxation years straddling March 28, 2018.

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The Ontario Innovation Tax Credit

The Ontario Innovation Tax Credit (OITC) is an eight per cent refundable tax credit for small to medium-sized companies on eligible R&D expenditures. The government proposes to enhance the OITC to encourage smaller companies to make investments in R&D that will help them grow.

For eligible R&D expenditures incurred on or after March 28, 2018, if a company qualifies for the OITC and has a ratio of R&D expenditures to gross revenues that is:

➤	10 per cent or less, the company would remain eligible for the OITC at the eight per cent rate;

➤	Between 10 per cent and 20 per cent, the company would be eligible for an enhanced OITC rate that would increase from eight per cent to 12 per cent on a straight-line basis as the company’s ratio of R&D expenditures to gross revenue increases from 10 per cent to 20 per cent; and

➤	20 per cent and above, the company would be eligible for the OITC at a 12 per cent rate.

For the purposes of this calculation, both the gross revenues and R&D expenditures must be attributable to Ontario operations. Gross revenues and R&D expenditures attributable to Ontario operations of associated corporations would be aggregated.

The rate enhancement would be prorated for taxation years straddling March 28, 2018.

The Commercialization of Intellectual Property

The R&D conducted in Ontario supports the creation of intellectual property that contributes to long-term economic opportunities. A number of countries have implemented tax incentives, such as patent boxes (i.e., preferential CIT rates), refunds of taxes paid, tax deductions and exemptions to retain the economic and social benefits from intellectual property.

When intellectual property resulting from R&D performed in Ontario is transferred to businesses in other countries, it provides economic benefits to those countries. That ownership could instead be retained in the province to help grow Ontario’s economy.

Ontario is reviewing all of these initiatives for effectiveness and feasibility and will develop an incentive that works best for Ontario.

Section A: Tax Measures	289

Targeting the Employer Health Tax Exemption to Small Employers

As announced in the 2017 Budget, the government will propose measures to better target the Employer Health Tax (EHT) exemption.

The EHT exemption relieves more than 85 per cent of Ontario employers from having to pay the EHT. The exemption is available to employers who would not be eligible for small business relief under the federal Income Tax Act (ITA) through the Small Business Deduction (SBD).

Ontario proposes to follow the eligibility criteria for the SBD for the EHT exemption. As a result, the exemption would only be available to individuals, charities, not-for-profit organizations, private trusts and partnerships, and Canadian-controlled private corporations.

Ontario would incorporate federal anti-avoidance rules related to the multiplication of the SBD into the Employer Health Tax Act. In implementing these measures, Ontario would also determine the EHT rate for associated employers in a way that is consistent with the application of the EHT exemption threshold for these employers.

These changes would result in over 20,000 Ontario employers paying $2,400 more EHT per year on average. These 20,000 employers would on average pay additional EHT of less than one per cent of their payroll.

Legislation for these proposed changes, if passed, would become effective January 1, 2019. There will be an opportunity for public comment before the legislation for the anti-avoidance changes is introduced.

290	Chapter V: Taxation

Paralleling Federal Measures

Income Sprinkling

Income sprinkling involves diverting income from a high-income individual to family members in whose hands the income would be taxed at lower combined federal–provincial PIT rates. Currently, income shifted to minor children is taxed at the highest combined federal–provincial PIT rate — also known as tax on split income. The federal government is proposing to address income sprinkling by extending the tax on split income rules to adult family members who are not active in the business, with certain exceptions, beginning with the 2018 taxation year.

Ontario will automatically parallel these changes once federal amendments are approved and apply its top PIT rate of 20.53 per cent to split income received by an adult family member.

The Small Business Limit

Ontario’s small business deduction reduces the Ontario general CIT rate for small Canadian-controlled private corporations (CCPCs) and associated corporations, on up to $500,000 of qualifying active business income. The $500,000 business limit is phased out on a straight-line basis for CCPCs (and associated corporations) that have between $10 million and $15 million of taxable capital employed in Canada.

The 2018 federal budget proposed an additional phase out of the federal small business limit. Effective for taxation years beginning after 2018, the federal small business limit would also be phased out on a straight-line basis for CCPCs (and associated corporations) that earn between $50,000 and $150,000 of passive investment income in the taxation year.

The business limit of a corporation would be the lower of the business limit determined on the basis of taxable capital and the business limit determined on the basis of passive investment income.

Ontario proposes to parallel the federal measure on passive investment income.

Section A: Tax Measures	291

Closing Tax Loopholes

In its 2018 budget, the federal government introduced two measures to address the use of sophisticated financial instruments and structured share repurchase transactions by certain Canadian financial institutions to realize artificial tax losses. These measures include proposed amendments to the “synthetic equity arrangement” and “securities lending arrangement” rules, as well as a specific stop-loss rule applicable to share repurchase transactions.

Ontario supports the federal measures that deny artificial tax losses realized on these types of structured transactions and help protect the common tax base, and will automatically parallel these changes once federal legislation is approved.

As announced in the 2017 Budget, Ontario created a group of expert tax advisors dedicated to identifying and addressing tax loopholes and sophisticated tax planning schemes. The Province is working closely with the federal government, the Canada Revenue Agency and other provinces and territories to combat aggressive tax planning schemes that are eroding the common tax base.

Measures Related to Cannabis

Ontario Portion of the Federal Excise Duty

As outlined in Chapter IV, Section B: Working with Federal, Territorial, Provincial and Municipal Partners, Ontario intends to enter into an agreement with the federal government under which Ontario would receive 75 per cent of the federal excise duty collected on cannabis intended for sale in the province.

First Nations HST Point-of-Sale Rebate

Currently, many goods purchased off-reserve by a Status Indian, band or band council are eligible for a rebate of the eight per cent Provincial portion of the Harmonized Sales Tax (HST). Certain goods, such as tobacco and alcoholic beverages, are not eligible for this rebate, meaning they are subject to the full 13 per cent HST when purchased off-reserve. Consistent with the treatment of these goods, it is the Ontario government’s intention for the full HST to apply to off-reserve purchases of recreational cannabis once legalized.

Ontario takes very seriously the public health objectives associated with the legalization of cannabis. This approach aligns with Ontario’s commitment to reduce harm by promoting the responsible use of recreational cannabis.

A Status Indian registered to obtain medical cannabis from a licensed producer in accordance with federal law will continue to be eligible for a rebate of the eight per cent Provincial portion of the HST for purchases that are delivered off-reserve.

292	Chapter V: Taxation

Easing Land Transfer Tax Reporting Requirements for Certain Dispositions

Ontario plans to make a new regulation that would allow land transfer tax arising from certain unregistered dispositions of a beneficial interest in land through certain types of partnerships and trusts to be payable 30 days after the end of the calendar quarter in which the disposition occurred, rather than within 30 days of the disposition. This change is intended to help reduce the administrative burden on some businesses by creating reporting and payment schedules that better meet their needs.

In addition, the Ministry of Finance plans to post guidance on its website regarding the minimum information and documents that an authorized representative of a partnership or trust should provide when submitting a consolidated quarterly filing.

The Ministry of Finance continues to review issues raised in previous consultations.

Other Measures

Ontario Interactive Digital Media Tax Credit

The Province proposes an amendment to the Taxation Act, 2007, to extend eligibility for the Ontario Interactive Digital Media Tax Credit to film and television websites purchased or licensed by a broadcaster and embedded in the broadcaster’s website. The amendment would apply to websites that host content related to film, television or Internet productions that have not received either a certificate of eligibility or letter of ineligibility before November 1, 2017.

Section A: Tax Measures	293

Summary of Measures

Table 5.5 reflects changes in government revenue, unless otherwise indicated.

TABLE 5.5 Tax Measures ($ Millions)
	2018–19	2019–20	2020–21
Improving Fairness and Transparency of Ontario’s Personal Income Tax	275	285	295
Improving Economic Competitiveness
Ontario Research and Development Tax Credit	(30)	(35)	(40)
Ontario Innovation Tax Credit*	(35)	(45)	(50)
Targeting the Employer Health Tax Exemption to Small Employers	10	45	45
Paralleling Federal Measures
Income Sprinkling	15	15	15
Small Business Limit	45	145	160
Closing Tax Loopholes	190	225	230
Ontario Portion of Federal Cannabis Excise Duty	35	80	115
Total	510	715	780
Notes: Numbers may not add due to rounding. * Measure represents an increase in government expenditures.

294	Chapter V: Taxation

Property Tax

Modernizing Railway Right-of-Way Property Taxation

In response to municipal requests, the Province initiated a review of the property taxation of railway rights-of-way in 2016. As part of the review, the Province held consultations with municipalities and representatives of the railway industry.

The consultations identified concerns related to three key issues: indexation of rates, variation in rates and implications for shortline railways. The Province announced in the 2017 Budget that it would be taking action to address these concerns by adjusting railway right-of-way property tax rates. For 2018, the government will make further rate adjustments as part of its commitment to modernizing the property taxation of railway rights-of-way.

In addition, beginning in 2018, the Province will also respond to municipalities’ concerns regarding the property tax revenue they receive in respect of high-tonnage rail lines. A number of municipalities in regions with lower rates have noted that, under the current tax rate schedule, property taxes that apply to high-tonnage rail lines in their communities are significantly lower than for less active lines elsewhere in the province. These municipalities have requested that the property taxation of railway rights-of-way reflect tonnage as a measure of property value.

TABLE 5.6 Proposed Measures to Modernize Railway Right-of-Way Taxation
Key Issues	Proposed Measures for 2018

1. Indexation of Rates: Municipalities have expressed concerns that, prior to 2017, property tax rates on railway rights-of-way had not been updated since the late 1990s.

Building on progress made in 2017, railway right-of-way property tax rates for 2018 will continue to be updated to reflect average annual commercial property tax changes. This means that municipal property tax rates will increase by approximately $7 per acre for 2018.

2. Variation in Rates: Municipalities have also expressed concerns about the significant variation in railway right-of-way property tax rates across the province.

The Province will further reduce rate inequities by increasing the lowest property tax rates on mainline railway rights-of-way to a minimum of $110 per acre in 2018. The lowest mainline rate in 2016 was approximately $35 per acre.

3. High-Tonnage Railway Rights-of-Way: Some municipalities in regions with lower rates have expressed concerns that low property taxes that apply to high-tonnage rail lines located in their communities do not reflect the relative value of these properties.

Municipalities will have the option to increase rates per acre on high-tonnage rail lines based on a new adjusted tax rate schedule. This will ensure that property taxes better reflect the level of tonnage transported on railway rights-of-way. Details of the tax rate schedule will be communicated to municipalities and the rail industry in the spring.

4. Shortline Railways: The railway industry expressed concerns about the impacts of potential property tax increases on shortline railways.	The Province will continue to freeze shortline railway property tax rates at 2016 levels in recognition of the challenges faced by this sector of the railway industry.

Section B: Property Tax	295

For 2019 and future years, the government will continue to adjust rates and, in consultation with stakeholders, review additional options to reflect tonnage in railway right-of-way property taxation. To support the ongoing review, legislative amendments will be proposed to facilitate the collection of tonnage data and other information. The Province is committed to modernizing the property taxation of railway rights-of-way and remains open to stakeholder input.

Non-Profit Child Care Services in Schools

Child care facilities are often housed in tax-exempt spaces, such as public schools, places of worship, municipal town halls or local YMCAs.

These community spaces play an important role in helping to provide child care services that are accessible and close to the communities they serve. To ensure that non-profit child care services do not alter the tax-exempt status of these community properties, an amendment will be proposed to the Assessment Act to provide a tax exemption to non-profit child care facilities that lease space in otherwise tax-exempt properties.

The proposed amendment would be consistent with the Municipal Property Assessment Corporation’s historic treatment of these facilities.

Assisting Toronto in Supporting Cultural Spaces

The Province recognizes that vibrant communities are made stronger when affordable spaces are available for the arts and culture community. The Province shares the City of Toronto’s interest in supporting the viability of existing cultural spaces and encouraging the development of artistic and creative enterprises. The Province will provide the City of Toronto with the authority to design and administer a new program to provide property tax reductions of up to 50 per cent to qualifying facilities that offer affordable spaces for the arts and culture sector. The City will have full
401 Richmond is an industrial building turned arts and culture space in downtown Toronto.
discretion to determine which specific cultural facilities will be eligible under this new program.

This program will operate in addition to a number of existing property tax relief programs that are available to eligible property owners and tenants, including the property tax rebate for charities and similar organizations, the property tax rebate for heritage buildings, and tax exemptions through municipal capital facility agreements.

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Victoria University

The City of Toronto has raised concerns with the property tax treatment of businesses located on land owned by Victoria University. Currently, tenanted portions of this land benefit from a unique property tax exemption that other businesses and universities in the province do not receive. This has raised concerns of inequity with respect to business properties and reduces revenues to the city that could be used to fund important services.

Ontario is committed to a property tax system where everyone pays their fair share. To support this objective, the Province is proposing amendments to the Victoria University Act that would ensure the municipal tax exemption applies only to lands owned and occupied by the university.

This will enable the City to treat tenanted portions of land owned by Victoria University fairly and consistently with other public institutions and businesses. To mitigate the impact for the University’s tenants, the proposed amendments would provide for the tax changes to be phased in over a number of years.

Airports

Airports play an integral role in Ontario’s transportation infrastructure and provide significant economic benefits to local economies. To ensure that municipalities with airports and the authorities that operate them are treated fairly, the Province is planning to conduct a review of the current approach used to calculate payments in lieu of property tax (PILT).

Airport authorities in Ontario make payments in lieu of property tax based on the number of passengers that travel through the airports annually. The passenger rates used to calculate the PILT have not changed since they were introduced in 2001. The review of the PILT program will include consultation with affected municipalities and airport authorities.

Creating Consistency in Business Vacancy Rebate and Reduction Programs

In the 2016 Budget, the Province introduced a legislative framework to give municipalities broad flexibility to refine their vacancy rebate and reduction programs. This greater flexibility enables municipalities to tailor these programs to best reflect local circumstances, while considering the interests of local businesses. While municipalities that decided to modify their vacancy programs have implemented a variety of changes, 80 per cent of those municipalities will phase out the municipal component by 2020.

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With respect to education property taxes, the Province currently mirrors any municipal property tax decisions related to the vacancy programs. This has resulted in different treatments of education property taxes across the province, as each municipality modifies the programs to best suit its local needs. As a result, the Province announced in the 2017 Ontario Economic Outlook and Fiscal Review that it would review approaches related to the education property tax portion of the vacancy rebate and reduction programs in consultation with municipalities and the business community.

As a result of the review, the government will align the education property tax portion of these programs with the changes made by municipalities, ensuring greater consistency across the province. This initiative would begin in 2019 to ensure that businesses have time to plan for any necessary program changes.

Ongoing Integrity of Education Property Tax Revenue

As announced in the 2016 Budget, the government introduced a technical adjustment to the property tax rate calculation to ensure that municipalities and the Province are able to address any unintended effects of specific in-year property tax assessment changes, such as assessment appeal losses.

To support the ongoing integrity of education property tax revenues, the Province is maintaining the adjustment to education property tax rates for 2018. The Province will also continue to monitor education property taxes going forward, including expanding its capacity to accurately track and verify the remittance of these taxes.

Supporting Fair and Accurate Property Assessments

The Municipal Property Assessment Corporation (MPAC) is responsible for assessing more than five million properties in the province. In preparing property assessments, MPAC relies on information received from property owners to ensure it has accurate and up-to-date facts as the basis for valuation.

For the 2016 assessment update, the Province introduced an Advance Disclosure process to support an open and transparent exchange of information regarding complex and specialized business properties. This program enhances the accuracy and predictability of MPAC’s valuation process by enabling business property owners and municipalities to contribute to determining assessed values before assessment rolls are finalized. The Advance Disclosure process is expected to result in assessed values that are more accurate and lead to fewer appeals.

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To further strengthen the Advance Disclosure process, the Province is proposing that an earlier valuation date be used as the basis for property assessments. For the next assessment update, which will take place for the 2021 taxation year, assessments would be based on a valuation date of January 1, 2019. This earlier date would facilitate a more effective valuation process that allows for meaningful and open exchange of information among MPAC, property owners and municipalities, leading to more transparent and accurate property assessments.

The Province also wants to make it easier for property owners to comply with MPAC’s requests for information. Work is underway to review the format of MPAC’s requests, ensuring that material sent to property owners is clear and reasonable. As well, the Province wants to ensure that property owners who comply with MPAC’s information requests are not disadvantaged during the valuation or appeal processes. To support this objective, the government plans to introduce amendments in fall 2018 to provide a framework for addressing non-compliance.

These measures aim to create an environment that encourages the full exchange of information in order to improve the accuracy of property assessments and support a fair and transparent property tax system.

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Revenue Integrity

Combatting the Underground Economy

In 2013, the total value of the underground economy in Ontario was estimated to be $16.7 billion or roughly 2.4 per cent of Ontario’s GDP.1 Corresponding tax revenue would help fund essential services like health care or education. When people and businesses avoid paying taxes, everyone else is left to make up the shortfall. This puts the competitiveness of legitimate businesses at risk, and gives some businesses an unfair advantage. That is why the government is continuing to deliver on its commitment to fight the underground economy to support a tax system where everyone pays their fair share.

Progress to date:

➤	Through the Aggressive International Tax Planning Underground Economy (AITP-UE) agreement with the Canada Revenue Agency (CRA), the Province has recovered over $1.1 billion since 2013–14. This, combined with enhanced audits conducted by the Province, has resulted in over $1.6 billion in revenue since 2013.

➤	Building on the success of the AITP-UE, the Province recently signed a new Ontario Extended Services Agreement. This agreement is built on a strong foundation of programs aimed at addressing tax non-compliance, while providing the government with enhanced flexibility, allowing it to tailor additional initiatives to address new areas of high risk as they are identified. The agreement will initially focus on expanding existing audit coverage into additional high risk areas, and target individuals and businesses that do not file income and sales tax through enhanced compliance activities.

➤	The government launched a comprehensive education campaign that informs the public on how participation in the underground economy puts people at risk of poor workmanship, lack of warranty, fraud, personal liability, and health and safety issues.

[1]	Statistics Canada, “The Underground Economy in Canada, 2013.” The Daily, Component of Statistics Canada Catalogue no. 11-001-X, (June 20, 2016), (accessed March 12, 2018), http://www.statcan.gc.ca/daily-quotidien/160620/dq160620b-eng.htm

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Addressing Electronic Sales Suppression

Electronic sales suppression (ESS) involves the manipulation of point-of-sale systems for the purposes of underreporting income. When businesses underreport income, they avoid paying their fair share of taxes. Ontario loses approximately $500 million annually to ESS activity — revenue that could have gone to important public services like health care and education. That is why the Province has already taken steps to make ESS illegal, and punishable by fines, and in some cases imprisonment. Moving forward, the Province will introduce legislation to address the practice of ESS. The legislation would require prescribed businesses to update their electronic cash register systems to meet legal requirements that will stop the ability to manipulate sales transaction information.

The government is committed to continue to work with businesses to make the transition as easy as possible. Through continued consultation in the coming months, the government will ensure that implementation includes a reasonable transition period and will give consideration to financial or other supports.

Addressing Unregulated Tobacco

Unregulated tobacco products can be purchased for as little as a few dollars, and evidence suggests that profits are sometimes used to fuel other criminal activity. These activities result in a loss of revenue that is needed to support important government services like health care and education, and create unfair competition for those businesses that comply with Ontario laws. That is why the government is committed to addressing unregulated tobacco through a balanced approach of enforcement and partnerships, which includes working with Crime Stoppers to raise consumer awareness.

Since 2008, the Ministry of Finance’s enforcement activities have resulted in penalties of more than $42.6 million assessed against retailers under the Tobacco Tax Act. In addition, more than 265 million untaxed cigarettes, 3.9 million untaxed cigars, and 196 million grams of untaxed fine-cut or other tobacco products have been seized by the Ministry of Finance.

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However, the government is aware that there is more to do to reduce the availability of unregulated tobacco and ensure compliance with tobacco laws in Ontario. As such, the government is committed to moving forward with additional compliance measures, including:

➤	Proposing amendments to the Tobacco Tax Act to add penalty and offense provisions for failing to notify the Ministry of Finance prior to destroying raw leaf tobacco. Raw leaf tobacco, falsely reported as destroyed, can potentially be made available to the unregulated market. These amendments will allow ministry inspectors to verify destruction, deter false reporting and prevent the diversion of raw leaf tobacco.

➤	Exploring the implementation of automated “track and trace” technology and services that will monitor the movement and location of raw leaf tobacco through the supply chain, reduce its diversion into the unregulated market, and make it easier for registrants to comply with regulatory requirements.

➤	Supporting the Ontario Provincial Police in expanding the size of the Contraband Tobacco Enforcement Team. This will enable the team to conduct greater enforcement activities to address linkages between organized crime and unregulated tobacco.

➤	Expanding its partnerships with regional and local police services by establishing a local law enforcement grants pilot project that will make funding available to law enforcement partners in support of tobacco investigations.

➤	Supporting enforcement efforts to address complex unregulated tobacco distribution networks in the province by proposing an amendment to the Tobacco Tax Act that would allow the court to authorize the use of tracking devices in an investigation. This amendment will allow for a more effective way to track and monitor the movement of unregulated tobacco.

The government will continue to work with its partners at all levels of government to share information, develop partnerships and support efforts to address unregulated tobacco.

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Supporting Smoke-Free Ontario

Increasing Tobacco Taxes

Tobacco use is the number one cause of preventable disease and premature death in the province. Despite significant progress in reducing the use of tobacco products, nearly 16,000 people in Ontario die each year as a result of smoking. By quitting smoking, people are less likely to develop smoking-related illnesses, such as cancer and heart disease.

Ontario is committed to its goal of having the lowest smoking rate in Canada. Currently, Ontario has the second lowest tobacco tax rate in the country. Recognizing that tobacco taxes are critical in supporting Provincial health objectives, smoking cessation and prevention, in the 2017 Budget, the Province announced a plan to increase the tobacco tax rate by $10 per carton of 200 cigarettes, spread over three years, with an immediate increase of $2 per carton, which came into effect on April 28, 2017. This will bring Ontario’s rate closer to the national average.

Continuing with this plan, Ontario’s tobacco tax will increase from 16.475 cents to 18.475 cents per cigarette and per gram of tobacco products other than cigars, effective 12:01 a.m., March 29, 2018. These changes are equivalent to $4 per carton of cigarettes. The government plans to further increase the tobacco tax rate by an additional $4 per carton of cigarettes in 2019.

Wholesalers of tobacco products who are not collectors of tobacco tax are required to take an inventory of all tobacco products (except cigars) that they hold at the end of day, March 28, 2018, and remit the additional tax on the inventory to the Ministry of Finance.

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Amendments

Technical Amendments

To improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collection system, or enhance legislative clarity, or regulatory flexibility to preserve policy intent, amendments will be proposed to various statutes administered by the Minister of Finance.

In addition, amendments would be proposed to other statutes to improve administrative effectiveness or enforcement, or enhance legislative clarity or regulatory flexibility to preserve policy intent, including:

Alcohol and Gaming Regulation and Public Protection Act, 1996

City of Toronto Act, 2006

Cutting Unnecessary Red Tape Act, 2017

Early Childhood Educators Act, 2007

Labour Relations Act, 1995

Law Society Act

Municipal Act, 2001

Municipal Tax Assistance Act

Ontario College of Teachers Act, 1996

Workplace Safety and Insurance Act, 1997

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Other Legislative Initiatives

Additional proposed legislative initiatives include:

➤	The government intends to amend the Pooled Registered Pension Plans Act, 2015, to further harmonize Ontario’s Pooled Registered Pension Plan (PRPP) legislation with the federal Pooled Registered Pension Plans Act. The proposed amendments would incorporate the federal process for entering into or amending an existing agreement set out in the federal Act.

➤	Amendments to the Pension Benefits Act to facilitate partial asset transfer between plans in the Ontario Public Sector (OPS) and commuted value transfers arising as a result of reorganizations and divestments.

➤	Amendments to the Workplace Safety and Insurance Act, 1997, to specify additional cohorts of workers (nurses who directly provide patient care, provincial bailiffs, probation and parole officers and their managers, special constables, and civilian officers in Violent Crime Linkage Analysis System (ViCLAS) forensic units) to whom the existing statutory presumption for post-traumatic stress disorder would apply. The amendments would apply prospectively and to any claims and appeals pending at the Workplace Safety and Insurance Board and Appeals Tribunal on the day that the 2018 Budget bill receives Royal Assent.

➤	Amendments to the Labour Relations Act, 1995, to respond to the expert advice provided to the government regarding concrete formwork in the construction industry. The amendments would enable the Minister of Labour to amend exclusions to certain designations made pursuant to the provisions in the Act related to the industrial, commercial and institutional sector of the construction industry, to limit the application of those exclusions to certain geographic areas. The amendments would also include adding to the Act, a specific suite of provisions addressing concrete formwork in southwestern Ontario for certain bargaining agents. Amendments to the Labour Relations Act, 1995, to extend an existing provision that limits the imposition of a trusteeship (or other interference that affects a trade union’s autonomy) by a parent trade union over its local union(s) where there is no just cause to do so, which currently applies only to the construction industry, to all unions covered by the Act.

➤	Amendments to the Hospital Labour Disputes Arbitration Act to make the Act apply in respect of Canadian Blood Services. The effect would be that strikes and lockouts would be prohibited, and disputes that could not be resolved at the bargaining table would be referred to a fair and neutral interest arbitration process for resolution.

➤	Amendments to the City of Toronto Act, 2006, to extend the deadline to June 30, 2018, for the City of Toronto to pass a by-law to change its council composition for the 2018 municipal election.

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➤	Proposed amendments to the Education Act regarding education services and reverse education services agreements to enable a new Reciprocal Education Approach. The approach is intended to improve access for First Nation students to both Provincially funded schools and schools operated by First Nations. Amendment to permit the Lieutenant Governor in Council to make regulations to flow legislative grants to school boards for the purpose of promoting the use of school facilities by community groups.

➤	Amendments to the Ontario College of Teachers Act, 1996, and the Early Childhood Educators Act, 2007, to expand the colleges’ investigation and discipline practices and procedures for matters respecting sexual abuse and incapacity, and to require the colleges to establish and administer funding for therapy and counselling for students or children who are the subject of alleged sexual abuse or a prohibited act involving child pornography by a member.

➤	Amendments to the Law Society Act to change the Law Society’s name from the “Law Society of Upper Canada” to the “Law Society of Ontario” and to recognize paralegals as officers of the court in all courts in which they are authorized to provide legal services. Consequential amendments would also be made to various statutes.

➤	Amendments to the Solicitors Act to remove the prohibition against including legal costs in a contingency fee agreement without court approval, and to apply contingency fee regulation to paralegals as it currently applies to lawyers.

➤	Amendment of two subsections of the Climate Change Mitigation and Low-carbon Economy Act, 2016, with respect to the reimbursement of expenditures incurred by the Crown for the purposes of funding initiatives that are reasonably likely to reduce or support the reduction of greenhouse gas.

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